ING Life Insurance and Annuity Company
Variable Annuity Account C

Pension IRA
For 1992, 1994 and 2004 Contracts

Supplement dated February 21, 2005 to the
Contract Prospectus dated May 1, 2004,
as supplemented on August 5, 2004, August 18, 2004, October 29, 2004
and November 3, 2004

The information in this Supplement updates and amends certain information contained in the Contract Prospectus. You should read this Supplement along with the current Contract Prospectus.

1. In connection with the substitution of funds described in the August 18, 2004 supplement to the Contract Prospectus, the following new investment options will be available under your contract as of the effective date of the substitution. You will receive a separate supplement detailing the substitution.

    ING American Century Select Portfolio (Initial Class)*
    ING Oppenheimer Global Portfolio (Initial Class)*
    ING Oppenheimer Strategic Income Portfolio (Initial Class)
    ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)*
    ING Van Kampen Equity and Income Portfolio (Initial Class)*

    * Prior to the substitution, Service Class shares of this Portfolio were available. Effective with the substitution, Service Class shares of the same Portfolio will no longer be available.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the funds in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The following adds information about the new funds to the Fund Expense Table beginning on page 7 of the Contract Prospectus.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING American Century Select Portfolio (Initial Class) [27][28]	0.64%	--	0.02%	0.66%	--	0.66%
ING Oppenheimer Global Portfolio (Initial Class) [28]	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Strategic Income Portfolio (Initial Class) [29]	0.50%	--	0.04%	0.54%	--	0.54%
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class) [27]	0.64%	--	0.20%	0.84%	--	0.84%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [27][28]	0.64%	--	0.02%	0.66%	--	0.66%
ING Van Kampen Equity and Income Portfolio (Initial Class) [27][28]	0.55%	--	0.02%	0.57%	--	0.57%

4. The Footnotes to "Fund Expense Table" beginning on page 9 of the Contract Prospectus are amended by adding the following footnotes:

(27) Effective December 1, 2004, Management (Advisory) Fees have been restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.70% to 0.64% for ING Salomon Brothers Large Cap Growth Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio.

(28) Effective December 1, 2004, the administrative fees included in Other Expenses have been restated to reflect a decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

(29) The fees and expenses shown are based on estimated expenses for the current fiscal year.

5. The following replaces the paragraph labeled "Limits Imposed by the Underlying Fund" in the Investment Options section in the Contract Prospectus.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

6. The following replaces the paragraphs under "Limits on Frequent or Disruptive Transfers" and "Limits Imposed by Funds" in the Transfers Among Investment Options section in the Contract Prospectus.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1. exceeds our then-current monitoring standard for frequent trading;

2. is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3. if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders,

we will take the following actions to deter such activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

With regard to transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders or, as applicable, to all contract holders investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

7. The information for ING American Century Select Portfolio, ING Oppenheimer Global Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio appearing in Appendix V -- Description of Underlying Funds in the Contract Prospectus is amended by changing the share class to "(Initial Class)" in the Fund Name column for each Portfolio. In addition, the following information is added to Appendix V -- Description of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. -- ING Oppenheimer Strategic Income Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. Government securities; and lower-grade high-yield securities of U.S. and foreign companies.
ING Partners, Inc. -- ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of its net assets in equity securities of large cap companies and related investments. For purposes of this 80% policy, large cap companies are considered to be companies with market capitalizations similar to companies in the Russell 1000 Index at the time of purchase.

8. Appendix VI – Condensed Financial Information in the Contract Prospectus is amended by updating the tables to add (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the period ended September 30, 2004. For those subaccounts that commenced operations during the period ended September 30, 2004 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended September 30, 2004 the "Value at end of period" shown is the value at the last date of investment. The update to Appendix VI – Condensed Financial Information is attached at the end of this supplement as Exhibit I.

Exhibit I
CONDENSED FINANCIAL INFORMATION
(Selected data for accumulation units outstanding as of September 30, 2004)

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
AIM V.I. CAPITAL APPRECIATION FUND			
Value at beginning of period	$8.76	$8.80	$10.25
Value at end of period	$8.41	$8.46	$9.84
Number of accumulation units outstanding at end of period	81,484	5,794	829
AIM V.I. CORE EQUITY FUND			
Value at beginning of period	$7.72	$7.75	$10.37
Value at end of period	$7.75	$7.79	$10.42
Number of accumulation units outstanding at end of period	148,324	1,345	3,036
AIM V.I. GROWTH FUND			
Value at beginning of period	$5.47	$5.49	$10.35
Value at end of period	$5.30	$5.33	$10.03
Number of accumulation units outstanding at end of period	130,933	1,095	1,914
AIM V.I. PREMIER EQUITY FUND			
Value at beginning of period	$7.12	$7.16	$10.33
Value at end of period	$6.88	$6.92	$9.98
Number of accumulation units outstanding at end of period	97,197	9,248	228
CALVERT SOCIAL BALANCED PORTFOLIO			
Value at beginning of period	$10.46	$10.52	$10.21
Value at end of period	$10.60	$10.67	$10.34
Number of accumulation units outstanding at end of period	65,536	1,106	1,363
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
Value at beginning of period	$24.53	$24.74	$10.35
Value at end of period	$25.70	$25.94	$10.85
Number of accumulation units outstanding at end of period	853,697	85,420	43,786
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
Value at beginning of period	$24.34	$24.58	$10.50
Value at end of period	$24.62	$24.87	$10.61
Number of accumulation units outstanding at end of period	930,636	129,578	37,781
FIDELITY® VIP GROWTH PORTFOLIO			
Value at beginning of period	$23.41	$23.64	$10.33
Value at end of period	$22.11	$22.34	$9.75
Number of accumulation units outstanding at end of period	1,131,177	143,217	54,137
FIDELITY® VIP OVERSEAS PORTFOLIO			
Value at beginning of period	$13.74	$13.88	$10.53
Value at end of period	$13.54	$13.68	$10.37
Number of accumulation units outstanding at end of period	149,382	21,733	2,896

Condensed Financial Information (continued)

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
Value at beginning of period	$12.04	$12.06	$10.35
Value at end of period	$13.18	$13.22	$11.34
Number of accumulation units outstanding at end of period	109,564	21,503	2,765
ING AELTUS ENHANCED INDEX PORTFOLIO			
Value at beginning of period	$9.61	$10.13	
Value at end of period	$9.60	$10.13	
Number of accumulation units outstanding at end of period	4,975	2,586	
ING AMERICAN CENTURY SELECT PORTFOLIO			
Value at beginning of period	$9.08	$10.10	$10.38
Value at end of period	$8.56	$9.07	$9.78
Number of accumulation units outstanding at end of period	16,711	2,226	657
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO			
Value at beginning of period	$10.81	$10.83	$10.65
Value at end of period	$11.57	$11.60	$10.97
Number of accumulation units outstanding at end of period	63,046	21,038	361
ING BARON SMALL CAP GROWTH PORTFOLIO			
Value at beginning of period	$11.45	$11.47	$10.23
Value at end of period	$12.46	$12.49	$11.13
Number of accumulation units outstanding at end of period	82,141	14,976	717
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO			
Value at beginning of period	$9.27	$9.84	$10.37
Value at end of period	$9.10	$9.66	$10.39
Number of accumulation units outstanding at end of period	16,684	3,504	0
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO			
Value at beginning of period	$18.52	$18.71	$10.53
Value at end of period	$19.16	$19.37	$10.89
Number of accumulation units outstanding at end of period	247,252	35,315	32,742
ING JPMORGAN MID CAP VALUE PORTFOLIO			
Value at beginning of period	$11.78	$11.79	$10.24
Value at end of period	$12.79	$12.82	$11.12
Number of accumulation units outstanding at end of period	71,491	2,756	744

Condensed Financial Information (continued)

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO			
Value at beginning of period	$9.31	$9.36	$10.35
Value at end of period	$9.31	$9.37	$10.35
Number of accumulation units outstanding at end of period	223,312	9,843	5,206
ING MFS TOTAL RETURN PORTFOLIO			
Value at beginning of period	$10.30		
Value at end of period	$10.31		
Number of accumulation units outstanding at end of period	3,348		
ING OPCAP BALANCED VALUE PORTFOLIO			
Value at beginning of period	$10.29	$10.75	$10.31
Value at end of period	$10.65	$11.14	$10.67
Number of accumulation units outstanding at end of period	123,229	9,277	2,631
ING OPPENHEIMER GLOBAL PORTFOLIO)			
Value at beginning of period	$10.83	$10.85	
Value at end of period	$10.81	$10.84	
Number of accumulation units outstanding at end of period	29,579	2,556	
ING PIMCO TOTAL RETURN PORTFOLIO			
Value at beginning of period	$11.01	$11.03	$10.02
Value at end of period	$11.25	$11.27	$10.23
Number of accumulation units outstanding at end of period	149,210	1,310	1,186
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO			
Value at beginning of period	$12.90	$13.03	$10.52
Value at end of period	$12.93	$13.07	$10.54
Number of accumulation units outstanding at end of period	816,933	78,428	27,530
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO			
Value at beginning of period	$10.39	$11.19	
Value at end of period	$10.27	$10.54	
Number of accumulation units outstanding at end of period	42,962	13,474	
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO			
Value at beginning of period	$9.88	$10.16	$10.42
Value at end of period	$9.92	$10.20	$10.45
Number of accumulation units outstanding at end of period	35,114	10,590	1,728

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
Value at beginning of period	$10.24	$10.46	$10.30
Value at end of period	$9.82	$10.03	$9.87
Number of accumulation units outstanding at end of period	61,660	10,840	315
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
Value at beginning of period	$10.38		
Value at end of period	$10.41		
Number of accumulation units outstanding at end of period	383		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
Value at beginning of period	$21.06	$21.24	$10.38
Value at end of period	$20.67	$20.87	$10.19
Number of accumulation units outstanding at end of period	525,765	44,931	22,000
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO			
Value at beginning of period	$13.85	$13.99	$10.34
Value at end of period	$14.22	$14.38	$10.61
Number of accumulation units outstanding at end of period	465,367	7,951	119,441
ING VAN KAMPEN COMSTOCK PORTFOLIO			
Value at beginning of period	$10.64	$10.66	$10.46
Value at end of period	$11.27	$11.30	$11.09
Number of accumulation units outstanding at end of period	153,702	12,673	566
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO			
Value at beginning of period	$9.55	$10.37	
Value at end of period	$9.71	$10.24	
Number of accumulation units outstanding at end of period	25,054	4,212	
ING VP BALANCED PORTFOLIO, INC.			
Value at beginning of period	$23.54	$23.78	$10.22
Value at end of period	$23.96	$24.22	$10.40
Number of accumulation units outstanding at end of period	2,514,939	185,403	521,177
ING VP FINANCIAL SERVICES PORTFOLIO			
Value at beginning of period	$10.59		
Value at end of period	$10.48		
Number of accumulation units outstanding at end of period	34		

Condensed Financial Information (continued)

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
Value at beginning of period	$3.70	$3.71	$10.26
Value at end of period	$3.16	$3.17	$8.77
Number of accumulation units outstanding at end of period	361,711	32,535	2,659
ING VP GROWTH AND INCOME PORTFOLIO			
Value at beginning of period	$19.02	$19.21	$10.46
Value at end of period	$18.58	$18.78	$10.22
Number of accumulation units outstanding at end of period	8,087,086	414,122	792,299
ING VP GROWTH PORTFOLIO			
Value at beginning of period	$13.51	$13.60	$10.33
Value at end of period	$12.92	$13.02	$9.88
Number of accumulation units outstanding at end of period	331,956	31,863	11,342
ING VP INDEX PLUS LARGECAP PORTFOLIO			
Value at beginning of period	$16.98	$17.10	$10.38
Value at end of period	$17.03	$17.17	$10.42
Number of accumulation units outstanding at end of period	1,243,762	147,521	74,695
ING VP INDEX PLUS MIDCAP PORTFOLIO			
Value at beginning of period	$16.32	$16.42	$10.18
Value at end of period	$16.87	$16.98	$10.52
Number of accumulation units outstanding at end of period	515,756	64,396	14,881
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
Value at beginning of period	$12.19	$12.26	$10.20
Value at end of period	$13.04	$13.12	$10.90
Number of accumulation units outstanding at end of period	287,526	62,536	13,581
ING VP INTERMEDIATE BOND PORTFOLIO			
Value at beginning of period	$18.10	$18.29	$10.04
Value at end of period	$18.58	$18.79	$10.30
Number of accumulation units outstanding at end of period	1,286,413	168,784	137,435
ING VP INTERNATIONAL EQUITY PORTFOLIO			
Value at beginning of period	$8.15	$8.20	$10.52
Value at end of period	$8.29	$8.35	$10.71
Number of accumulation units outstanding at end of period	87,388	6,359	466
ING VP INTERNATIONAL VALUE PORTFOLIO			
Value at beginning of period	$10.23	$10.26	$10.49
Value at end of period	$10.53	$10.56	$10.79
Number of accumulation units outstanding at end of period	147,113	24,060	505

Condensed Financial Information (continued)

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
ING VP MIDCAP OPPORTUNITIES PORTFOLIO			
Value at beginning of period	$9.33	$9.36	$10.69
Value at end of period	$9.07	$9.10	$9.95
Number of accumulation units outstanding at end of period	46,284	10,818	1,974
ING VP MONEY MARKET PORTFOLIO			
Value at beginning of period	$13.93	$14.07	$10.00
Value at end of period	$13.89	$14.04	$9.97
Number of accumulation units outstanding at end of period	1,070,420	90,209	45,312
ING VP REAL ESTATE PORTFOLIO			
Value at beginning of period	$10.00	$11.55	
Value at end of period	$11.81	$11.81	
Number of accumulation units outstanding at end of period	20,647	1,232	
ING VP SMALL COMPANY PORTFOLIO			
Value at beginning of period	$19.63	$19.76	$10.20
Value at end of period	$19.60	$19.75	$10.19
Number of accumulation units outstanding at end of period	331,974	39,060	16,094
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO			
Value at beginning of period	$6.82		
Value at end of period	$6.42		
Number of accumulation units outstanding at end of period	51,953		
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO			
Value at beginning of period	$16.17	$16.31	$10.24
Value at end of period	$16.44	$16.60	$10.41
Number of accumulation units outstanding at end of period	211,999	9,290	4,393
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
Value at beginning of period	$16.54	$16.68	$10.31
Value at end of period	$16.75	$16.90	$10.44
Number of accumulation units outstanding at end of period	263,176	18,269	7,674
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO			
Value at beginning of period	$16.01	$16.15	$10.18
Value at end of period	$16.32	$16.47	$10.37
Number of accumulation units outstanding at end of period	163,938	19,599	6,808

Condensed Financial Information (continued)

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
ING VP VALUE OPPORTUNITY PORTFOLIO			
Value at beginning of period	$16.54	$16.66	$10.41
Value at end of period	$16.78	$16.91	$10.56
Number of accumulation units outstanding at end of period	200,547	43,829	8,256
JANUS ASPEN BALANCED PORTFOLIO			
Value at beginning of period	$24.45	$24.66	$10.20
Value at end of period	$24.72	$24.96	$10.31
Number of accumulation units outstanding at end of period	744,748	92,517	44,491
JANUS ASPEN CAPTIAL APPRECIATION PORTFOLIO			
Value at beginning of period	$9.88		
Value at end of period	$10.26		
Number of accumulation units outstanding at end of period	38,378		
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO			
Value at beginning of period	$13.38	$13.46	$10.03
Value at end of period	$13.65	$13.74	$10.24
Number of accumulation units outstanding at end of period	179,281	11,785	3,054
JANUS ASPEN GROWTH PORTFOLIO			
Value at beginning of period	$18.60	$18.76	$10.25
Value at end of period	$17.50	$17.66	$9.64
Number of accumulation units outstanding at end of period	475,568	35,818	37,699
JANUS ASPEN MID CAP GROWTH PORTFOLIO			
Value at beginning of period	$17.21	$17.36	$10.28
Value at end of period	$17.87	$18.04	$10.68
Number of accumulation units outstanding at end of period	844,174	27,945	33,629
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO			
Value at beginning of period	$22.32	$22.51	$10.49
Value at end of period	$20.95	$21.15	$9.84
Number of accumulation units outstanding at end of period	848,889	53,217	59,348
LORD ABBETT GROWTH AND INCOME PORTFOLIO			
Value at beginning of period	$10.16	$10.19	$10.44
Value at end of period	$10.22	$10.26	$10.50
Number of accumulation units outstanding at end of period	579,172	86,014	4,242
LORD ABBETT MID-CAP VALUE PORTFOLIO			
Value at beginning of period	$10.25	$10.28	$10.33
Value at end of period	$11.15	$11.18	$11.23
Number of accumulation units outstanding at end of period	289,756	63,498	7,538

Condensed Financial Information (continued)

	FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%	FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%	FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
OPPENHEIMER GLOBAL SECURITIES FUND/VA			
Value at beginning of period	$15.35	$15.44	$10.51
Value at end of period	$15.59	$15.69	$10.67
Number of accumulation units outstanding at end of period	577,700	65,202	17,070
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA			
Value at beginning of period	$10.58		
Value at end of period	$10.78		
Number of accumulation units outstanding at end of period	369		
OPPENHEIMER STRATEGIC BOND FUND/VA			
Value at beginning of period	$13.05	$13.12	$10.13
Value at end of period	$13.40	$13.49	$10.41
Number of accumulation units outstanding at end of period	145,577	37,650	6,724
PIMCO VIT REAL RETURN PORTFOLIO			
Value at beginning of period	$10.13		
Value at end of period	$10.19		
Number of accumulation units outstanding at end of period	240		
PIONEER EQUITY INCOME VCT PORTFOLIO			
Value at beginning of period	$9.67	$9.70	$10.37
Value at end of period	$10.26	$10.29	$11.00
Number of accumulation units outstanding at end of period	83,955	3,866	821
PIONEER FUND VCT PORTFOLIO			
Value at beginning of period	$9.21		
Value at end of period	$9.29		
Number of accumulation units outstanding at end of period	39,926		
PIONEER HIGH YIELD VCT PORTFOLIO			
Value at beginning of period	$10.25		
Value at end of period	$10.40		
Number of accumulation units outstanding at end of period	52		
PIONEER MID CAP VALUE VCT PORTFOLIO			
Value at beginning of period	$11.86	$11.89	$10.27
Value at end of period	$12.91	$12.95	$11.18
Number of accumulation units outstanding at end of period	127,023	16,033	5,862

ING Life Insurance and Annuity Company
Variable Annuity Account C

Pension IRA
For 1992, 1994 and 2004 Contracts

Supplement dated February 21, 2005 to the
Statement of Additional Information dated May 1, 2004,
as supplemented on August 5, 2004, August 18, 2004 and November 3, 2004

The information in this Supplement updates and amends certain information contained in the Statement of Additional Information (SAI). You should read this Supplement along with the current SAI.

1. In connection with the substitution of funds described in the August 18, 2004 supplement to the SAI, the following new investment options will be available under your contract as of the effective date of the substitution. You will receive a separate supplement detailing the substitution.

   ING American Century Select Portfolio (Initial Class)*
   ING Oppenheimer Global Portfolio (Initial Class)*
   ING Oppenheimer Strategic Income Portfolio (Initial Class)
   ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)*
   ING Van Kampen Equity and Income Portfolio (Initial Class)*

   * Prior to the substitution, Service Class shares of this Portfolio were available. Effective with the substitution, Service Class shares of the same Portfolio will no longer be available.

2. The following unaudited financial statement information for the period ended September 30, 2004 is added to the Financial Statements of the Separate Account and to the Financial Statements of ING Life Insurance and Annuity Company and Subsidiaries.

FINANCIAL STATEMENTS (UNAUDITED)
ING Life Insurance and Annuity Company
Variable Annuity Account C
Nine months ended September 30, 2004

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ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Financial Statements
Nine months ended September 30, 2004
(Unaudited)

Contents

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ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	AIM Mid Cap Core Equity	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity
Assets					
Investments in mutual funds					
at fair value	$ 177	$ 19,360	$ 38,296	$ 16,661	$ 19,238
Total assets	177	19,360	38,296	16,661	19,238
Net assets	$ 177	$ 19,360	$ 38,296	$ 16,661	$ 19,238
Net assets					
Accumulation units	$ 177	$ 19,360	$ 38,284	$ 16,661	$ 19,234
Contracts in payout (annuitization)					
period	-	-	12	-	4
Total net assets	$ 177	$ 19,360	$ 38,296	$ 16,661	$ 19,238
Total number of shares	6,252	938,913	1,803,865	1,148,237	975,572
Cost of shares	$ 176	$ 22,235	$ 44,944	$ 19,471	$ 21,829

The accompanying notes are an integral part of these financial statements.

1

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Alliance Bernstein Growth and Income	American Balanced	American Century® Income & Growth	Ariel Appreciation	Ariel
Assets					
Investments in mutual funds at fair value	$ 16	$ 634	$ 3,328	$ 153	$ 31
Total assets	16	634	3,328	153	31
Net assets	$ 16	$ 634	$ 3,328	$ 153	$ 31
Net assets					
Accumulation units	$ 16	$ 634	$ 3,328	$ 153	$ 31
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 16	$ 634	$ 3,328	$ 153	$ 31
Total number of shares	4,648	36,342	118,432	3,435	618
Cost of shares	$ 16	$ 634	$ 3,097	$ 153	$ 30

The accompanying notes are an integral part of these financial statements.

2

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Baron Asset	Baron Growth	Calvert Social Balanced	EuroPacific Growth - Class R-3	EuroPacific Growth - Class R-4
Assets					
Investments in mutual funds at fair value	$ 22	$ 207	$ 63,377	$ 343	$ 6,619
Total assets	22	207	63,377	343	6,619
Net assets	$ 22	$ 207	$ 63,377	$ 343	$ 6,619
Net assets					
Accumulation units	$ 22	$ 207	$ 63,377	$ 343	$ 6,619
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 22	$ 207	$ 63,377	$ 343	$ 6,619
Total number of shares	463	5,317	35,248,679	10,911	210,068
Cost of shares	$ 22	$ 200	$ 68,661	$ 338	$ 6,490

The accompanying notes are an integral part of these financial statements.

3

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Evergreen Special Values	Fidelity® Advisor Mid Cap	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Assets					
Investments in mutual funds					
at fair value	$ 35,355	$ 306	$ 21,118	$ 651,146	$ 367,182
Total assets	35,355	306	21,118	651,146	367,182
Net assets	$ 35,355	$ 306	$ 21,118	$ 651,146	$ 367,182
Net assets					
Accumulation units	$ 35,355	$ 306	$ 21,118	$ 650,638	$ 366,635
Contracts in payout (annuitization)					
period	-	-	-	508	547
Total net assets	$ 35,355	$ 306	$ 21,118	$ 651,146	$ 367,182
Total number of shares	1,366,625	13,568	1,501,986	26,708,189	15,813,191
Cost of shares	$ 30,963	$ 302	$ 22,856	$ 571,454	$ 356,422

The accompanying notes are an integral part of these financial statements.

4

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Overseas	Franklin Small-Mid Cap Growth
Assets					
Investments in mutual funds					
at fair value	$ 364,119	$ 5,988	$ 107,020	$ 36,397	$ 46
Total assets	364,119	5,988	107,020	36,397	46
Net assets	$ 364,119	$ 5,988	$ 107,020	$ 36,397	$ 46
Net assets					
Accumulation units	$ 363,730	$ 5,897	$ 107,020	$ 36,397	$ 46
Contracts in payout (annuitization)					
period	389	91	-	-	-
Total net assets	$ 364,119	$ 5,988	$ 107,020	$ 36,397	$ 46
Total number of shares	12,338,834	894,994	848,022	2,374,252	1,538
Cost of shares	$ 493,633	$ 6,047	$ 114,712	$ 36,471	$ 46

The accompanying notes are an integral part of these financial statements.

5

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Franklin SmallCap Value Securities	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING GET Fund - Series G
Assets					
Investments in mutual funds					
at fair value	$ 31,834	$ 698	$ 23,642	$ 62	$ 19,000
Total assets	31,834	698	23,642	62	19,000
Net assets	$ 31,834	$ 698	$ 23,642	$ 62	$ 19,000
Net assets					
Accumulation units	$ 31,781	$ 698	$ 23,642	$ 62	$ 19,000
Contracts in payout (annuitization)					
period	53	-	-	-	-
Total net assets	$ 31,834	$ 698	$ 23,642	$ 62	$ 19,000
Total number of shares	2,277,123	28,148	946,825	3,550	2,019,172
Cost of shares	$ 29,047	$ 696	$ 23,427	$ 61	$ 20,174

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L
Assets					
Investments in mutual funds					
at fair value	$ 14,034	$ 828	$ 359	$ 1,532	$ 764
Total assets	14,034	828	359	1,532	764
Net assets	$ 14,034	$ 828	$ 359	$ 1,532	$ 764
Net assets					
Accumulation units	$ 14,034	$ 828	$ 359	$ 1,532	$ 764
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 14,034	$ 828	$ 359	$ 1,532	$ 764
Total number of shares	1,460,399	85,540	37,433	155,388	78,527
Cost of shares	$ 14,728	$ 862	$ 376	$ 1,570	$ 791

The accompanying notes are an integral part of these financial statements.

7

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING GET Fund - Series Q	ING GET Fund - Series S	ING VP Balanced	ING VP Emerging Markets	ING VP Intermediate Bond
Assets					
Investments in mutual funds					
at fair value	$ 4,015	$ 25,265	$ 660,662	$ 8,839	$ 408,826
Total assets	4,015	25,265	660,662	8,839	408,826
Net assets	$ 4,015	$ 25,265	$ 660,662	$ 8,839	$ 408,826
Net assets					
Accumulation units	$ 4,015	$ 25,265	$ 634,884	$ 8,839	$ 403,009
Contracts in payout (annuitization)					
period	-	-	25,778	-	5,817
Total net assets	$ 4,015	$ 25,265	$ 660,662	$ 8,839	$ 408,826
Total number of shares	392,425	2,460,036	52,516,824	1,288,479	29,884,974
Cost of shares	$ 3,930	$ 24,688	$ 758,220	$ 8,873	$ 400,149

The accompanying notes are an integral part of these financial statements.

8

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Money Market	ING VP Natural Resources	ING Julius Baer Foreign	ING MFS Total Return	ING T. Rowe Price Equity Income
Assets					
Investments in mutual funds at fair value	$ 231,875	$ 15,545	$ 501	$ 20,066	$ 21,730
Total assets	231,875	15,545	501	20,066	21,730
Net assets	$ 231,875	$ 15,545	$ 501	$ 20,066	$ 21,730
Net assets					
Accumulation units	$ 231,754	$ 15,545	$ 501	$ 20,066	$ 21,730
Contracts in payout (annuitization) period	121	-	-	-	-
Total net assets	$ 231,875	$ 15,545	$ 501	$ 20,066	$ 21,730
Total number of shares	17,998,282	910,659	47,419	1,121,641	1,704,318
Cost of shares	$ 231,949	$ 11,951	$ 489	$ 19,175	$ 21,024

The accompanying notes are an integral part of these financial statements.

9

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING Aeltus Enhanced Index	ING Alger Aggressive Growth - Initial Class	ING Alger Aggressive Growth - Service Class	ING Alger Growth	ING American Century SmallCap Value
Assets					
Investments in mutual funds					
at fair value	$ 1,346	$ 12	$ 10,126	$ 2,209	$ 19,477
Total assets	1,346	12	10,126	2,209	19,477
Net assets	$ 1,346	$ 12	$ 10,126	$ 2,209	$ 19,477
Net assets					
Accumulation units	$ 1,346	$ 12	$ 10,118	$ 2,209	$ 19,439
Contracts in payout (annuitization)					
period	-	-	8	-	38
Total net assets	$ 1,346	$ 12	$ 10,126	$ 2,209	$ 19,477
Total number of shares	168,722	1,611	1,422,209	262,328	1,690,715
Cost of shares	$ 1,337	$ 9	$ 10,423	$ 2,280	$ 18,747

The accompanying notes are an integral part of these financial statements.

10

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan International	ING JPMorgan MidCap Value	ING MFS Capital Opportunities
Assets					
Investments in mutual funds at fair value	$ 38,548	$ 1,180	$ 124,931	$ 10,849	$ 137,066
Total assets	38,548	1,180	124,931	10,849	137,066
Net assets	$ 38,548	$ 1,180	$ 124,931	$ 10,849	$ 137,066
Net assets					
Accumulation units	$ 38,530	$ 1,180	$ 124,894	$ 10,823	$ 136,824
Contracts in payout (annuitization) period	18	-	37	26	242
Total net assets	$ 38,548	$ 1,180	$ 124,931	$ 10,849	$ 137,066
Total number of shares	3,002,150	115,037	11,567,657	833,861	5,631,311
Cost of shares	$ 35,332	$ 1,127	$ 107,075	$ 9,859	$ 229,044

The accompanying notes are an integral part of these financial statements.

11

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING MFS Global Growth		ING OpCap Balanced Value		ING PIMCO Total Return		ING Salomon Brothers Aggressive Growth		ING Salomon Brothers Fundamental Value	
Assets										
Investments in mutual funds										
at fair value	$	1,695	$	18,415	$	39,057	$	224,600	$	11,035
Total assets		1,695		18,415		39,057		224,600		11,035
Net assets	$	1,695	$	18,415	$	39,057	$	224,600	$	11,035
Net assets										
Accumulation units	$	1,695	$	18,223	$	39,004	$	224,468	$	10,983
Contracts in payout (annuitization)										
period		-		192		53		132		52
Total net assets	$	1,695	$	18,415	$	39,057	$	224,600	$	11,035
Total number of shares		153,672		1,447,688		3,606,393		6,096,627		666,768
Cost of shares	$	1,727	$	17,558	$	38,756	$	299,256	$	10,491

The accompanying notes are an integral part of these financial statements.

12

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING Salomon Brothers Investors Value	ING T. Rowe Price Growth Equity - Initial Class	ING T. Rowe Price Growth Equity - Service Class	ING UBS U.S. Allocation	ING UBS U.S. Large Cap Equity
Assets					
Investments in mutual funds					
at fair value	$ 5,701	$ 266,842	$ 131	$ 1,617	$ 124,578
Total assets	5,701	266,842	131	1,617	124,578
Net assets	$ 5,701	$ 266,842	$ 131	$ 1,617	$ 124,578
Net assets					
Accumulation units	$ 5,701	$ 266,419	$ 131	$ 1,617	$ 124,067
Contracts in payout (annuitization)					
period	-	423	-	-	511
Total net assets	$ 5,701	$ 266,842	$ 131	$ 1,617	$ 124,578
Total number of shares	437,196	5,947,003	2,935	52,261	16,074,613
Cost of shares	$ 5,513	$ 283,322	$ 129	$ 1,565	$ 162,246

The accompanying notes are an integral part of these financial statements.

13

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING Van Kampen Comstock	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING Financial Services
Assets					
Investments in mutual funds					
at fair value	$ 54,733	$ 65,540	$ 74,113	$ 35,378	$ 13
Total assets	54,733	65,540	74,113	35,378	13
Net assets	$ 54,733	$ 65,540	$ 74,113	$ 35,378	$ 13
Net assets					
Accumulation units	$ 54,398	$ 65,165	$ 73,856	$ 35,234	$ 13
Contracts in payout (annuitization)					
period	335	375	257	144	-
Total net assets	$ 54,733	$ 65,540	$ 74,113	$ 35,378	$ 13
Total number of shares	4,860,811	5,060,971	5,502,062	2,848,442	596
Cost of shares	$ 49,175	$ 66,078	$ 76,518	$ 34,699	$ 13

The accompanying notes are an integral part of these financial statements.

14

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Growth and Income	ING GET US Core - Series 1	ING GET US Core - Series 2	ING GET US Core - Series 3	ING GET US Core - Series 5
Assets					
Investments in mutual funds					
at fair value	$ 2,082,776	$ 2,218	$ 20,156	$ 55,102	$ 661
Total assets	2,082,776	2,218	20,156	55,102	661
Net assets	$ 2,082,776	$ 2,218	$ 20,156	$ 55,102	$ 661
Net assets					
Accumulation units	$ 1,931,696	$ 2,218	$ 20,156	$ 55,102	$ 661
Contracts in payout (annuitization)					
period	151,080	-	-	-	-
Total net assets	$ 2,082,776	$ 2,218	$ 20,156	$ 55,102	$ 661
Total number of shares	116,551,557	214,334	1,978,003	5,577,080	66,113
Cost of shares	$ 3,391,637	$ 2,145	$ 19,791	$ 55,809	$ 662

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING GET US Core - Series 6	ING GNMA Income	ING Intermediate Bond	ING VP Global Science and Technology	ING VP Growth
Assets					
Investments in mutual funds					
at fair value	$ 6,351	$ 216	$ 318	$ 37,903	$ 84,999
Total assets	6,351	216	318	37,903	84,999
Net assets	$ 6,351	$ 216	$ 318	$ 37,903	$ 84,999
Net assets					
Accumulation units	$ 6,351	$ 216	$ 318	$ 37,903	$ 84,805
Contracts in payout (annuitization)					
period	-	-	-	-	194
Total net assets	$ 6,351	$ 216	$ 318	$ 37,903	$ 84,999
Total number of shares	634,823	24,771	30,464	11,348,084	9,872,084
Cost of shares	$ 6,348	$ 214	$ 319	$ 39,220	$ 132,115

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company
Assets					
Investments in mutual funds at fair value	$ 530,022	$ 309,547	$ 129,300	$ 13,074	$ 164,283
Total assets	530,022	309,547	129,300	13,074	164,283
Net assets	$ 530,022	$ 309,547	$ 129,300	$ 13,074	$ 164,283
Net assets					
Accumulation units	$ 526,052	$ 308,729	$ 128,869	$ 13,054	$ 163,845
Contracts in payout (annuitization) period	3,970	818	431	20	438
Total net assets	$ 530,022	$ 309,547	$ 129,300	$ 13,074	$ 164,283
Total number of shares	39,058,385	19,049,056	8,923,403	1,706,787	9,350,187
Cost of shares	$ 626,383	$ 269,840	$ 109,302	$ 12,634	$ 133,712

The accompanying notes are an integral part of these financial statements.

17

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Value Opportunity	ING VP Financial Services	ING VP International Value	ING VP MagnaCap	ING VP MidCap Opportunities
Assets					
Investments in mutual funds					
at fair value	$ 107,627	$ 112	$ 45,799	$ 1,660	$ 5,028
Total assets	107,627	112	45,799	1,660	5,028
Net assets	$ 107,627	$ 112	$ 45,799	$ 1,660	$ 5,028
Net assets					
Accumulation units	$ 107,627	$ 112	$ 45,695	$ 1,660	$ 5,028
Contracts in payout (annuitization)					
period	-	-	104	-	-
Total net assets	$ 107,627	$ 112	$ 45,799	$ 1,660	$ 5,028
Total number of shares	8,778,702	10,916	4,045,869	186,885	833,804
Cost of shares	$ 110,773	$ 111	$ 40,727	$ 1,480	$ 5,069

The accompanying notes are an integral part of these financial statements.

18

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Real Estate	ING VP SmallCap Opportunities	ING Real Estate	INVESCO Health Sciences	Janus Aspen Balanced
Assets					
Investments in mutual funds					
at fair value	$ 12,986	$ 7,208	$ 86	$ 18	$ 359,544
Total assets	12,986	7,208	86	18	359,544
Net assets	$ 12,986	$ 7,208	$ 86	$ 18	$ 359,544
Net assets					
Accumulation units	$ 12,986	$ 7,208	$ 86	$ 18	$ 359,295
Contracts in payout (annuitization)					
period	-	-	-	-	249
Total net assets	$ 12,986	$ 7,208	$ 86	$ 18	$ 359,544
Total number of shares	1,094,018	514,106	6,217	384	15,450,969
Cost of shares	$ 12,345	$ 7,249	$ 83	$ 18	$ 369,655

The accompanying notes are an integral part of these financial statements.

19

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Janus Aspen Capital Appreciation		Janus Aspen Flexible Income		Janus Aspen Growth		Janus Aspen MidCap Growth		Janus Aspen Worldwide Growth	
Assets										
Investments in mutual funds										
at fair value	$	3,145	$	80,367	$	200,029	$	431,030	$	422,420
Total assets		3,145		80,367		200,029		431,030		422,420
Net assets	$	3,145	$	80,367	$	200,029	$	431,030	$	422,420
Net assets										
Accumulation units	$	3,145	$	80,367	$	199,693	$	431,030	$	421,921
Contracts in payout (annuitization)										
period		-		-		336		-		499
Total net assets	$	3,145	$	80,367	$	200,029	$	431,030	$	422,420
Total number of shares		145,069		6,465,571		10,954,495		19,216,688		17,347,840
Cost of shares	$	2,689	$	79,394	$	311,625	$	846,857	$	648,244

The accompanying notes are an integral part of these financial statements.

20

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Janus Twenty	Lord Abbett Affiliated	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value - Class VC	Lord Abbett Mid-Cap Value - Class A
Assets					
Investments in mutual funds					
at fair value	$ 641	$ 133	$ 89,471	$ 68,990	$ 123
Total assets	641	133	89,471	68,990	123
Net assets	$ 641	$ 133	$ 89,471	$ 68,990	$ 123
Net assets					
Accumulation units	$ 641	$ 133	$ 88,996	$ 68,990	$ 123
Contracts in payout (annuitization)					
period	-	-	475	-	-
Total net assets	$ 641	$ 133	$ 89,471	$ 68,990	$ 123
Total number of shares	16,153	9,756	3,593,195	3,689,331	5,958
Cost of shares	$ 570	$ 131	$ 81,607	$ 61,382	$ 118

The accompanying notes are an integral part of these financial statements.

21

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Lord Abbett Small-Cap Value - Class A		Massachusetts Investors Growth Stock		MFS® Total Return		Mutual Discovery		New Perspective - Class R-3	
Assets										
Investments in mutual funds										
at fair value	$	316	$	155	$	67,221	$	115	$	115
Total assets		316		155		67,221		115		115
Net assets	$	316	$	155	$	67,221	$	115	$	115
Net assets										
Accumulation units	$	316	$	155	$	67,221	$	115	$	115
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	316	$	155	$	67,221	$	115	$	115
Total number of shares		11,648		13,933		3,357,699		5,270		4,652
Cost of shares	$	307	$	156	$	61,116	$	112	$	113

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	New Perspective - Class R-4		Oppenheimer Developing Markets		Capital Appreciation		Oppenheimer Global		Oppenheimer Main Street Fund® - Class A	
Assets										
Investments in mutual funds										
at fair value	$	4,427	$	13,267	$	167	$	-	$	10
Total assets		4,427		13,267		167		-		10
Net assets	$	4,427	$	13,267	$	167	$	-	$	10
Net assets										
Accumulation units	$	4,427	$	13,267	$	167	$	-	$	10
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	4,427	$	13,267	$	167	$	-	$	10
Total number of shares		178,437		588,881		4,390		5		307
Cost of shares	$	4,339	$	12,295	$	167	$	-	$	10

The accompanying notes are an integral part of these financial statements.

23

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street® Fund/VA	Oppenheimer Main Street® Small Cap/VA	Oppenheimer Strategic Bond
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 337,088	$ 41	$ 4	$ 40,866
Total assets	3	337,088	41	4	40,866
Net assets	$ 3	$ 337,088	$ 41	$ 4	$ 40,866
Net assets					
Accumulation units	$ -	$ 336,280	$ -	$ 4	$ 40,787
Contracts in payout (annuitization)					
period	3	808	41	-	79
Total net assets	$ 3	$ 337,088	$ 41	$ 4	$ 40,866
Total number of shares	83	13,281,657	2,133	284	8,222,590
Cost of shares	$ 3	$ 299,280	$ 39	$ 4	$ 39,454

The accompanying notes are an integral part of these financial statements.

24

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Pax World Balanced	PIMCO NFJ Small-Cap Value	PIMCO VIT Real Return	Pioneer High Yield	Pioneer Equity Income
Assets					
Investments in mutual funds					
at fair value	$ 9,476	$ 39	$ 3,893	$ 227	$ 17,458
Total assets	9,476	39	3,893	227	17,458
Net assets	$ 9,476	$ 39	$ 3,893	$ 227	$ 17,458
Net assets					
Accumulation units	$ 9,476	$ 39	$ 3,893	$ 227	$ 17,363
Contracts in payout (annuitization)					
period	-	-	-	-	95
Total net assets	$ 9,476	$ 39	$ 3,893	$ 227	$ 17,458
Total number of shares	442,171	1,413	298,802	19,339	915,928
Cost of shares	$ 9,193	$ 37	$ 3,842	$ 225	$ 15,978

The accompanying notes are an integral part of these financial statements.

25

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Pioneer Fund	Pioneer High Yield VCT	Pioneer Mid Cap Value	Scudder Equity 500 Index	T. Rowe Price Mid-Cap Value
Assets					
Investments in mutual funds					
at fair value	$ 2,248	$ 3,656	$ 32,455	$ -	$ 289
Total assets	2,248	3,656	32,455	-	289
Net assets	$ 2,248	$ 3,656	$ 32,455	$ -	$ 289
Net assets					
Accumulation units	$ 2,248	$ 3,656	$ 32,364	$ -	$ 289
Contracts in payout (annuitization)					
period	-	-	91	-	-
Total net assets	$ 2,248	$ 3,656	$ 32,455	$ -	$ 289
Total number of shares	118,961	319,341	1,461,955	2	13,263
Cost of shares	$ 2,081	$ 3,637	$ 29,474	$ -	$ 283

The accompanying notes are an integral part of these financial statements.

26

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Templeton Foreign	Templeton Growth	Templeton Global	UBS U.S. Small Cap Growth	Vanguard® 500 Index
Assets					
Investments in mutual funds					
at fair value	$ 302	$ 35	$ 1,692	$ 43	$ 12
Total assets	302	35	1,692	43	12
Net assets	$ 302	$ 35	$ 1,692	$ 43	$ 12
Net assets					
Accumulation units	$ 302	$ 35	$ 1,692	$ 43	$ 12
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 302	$ 35	$ 1,692	$ 43	$ 12
Total number of shares	27,394	1,635	165,387	3,601	113
Cost of shares	$ 296	$ 35	$ 1,658	$ 43	$ 12

The accompanying notes are an integral part of these financial statements.

27

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands)
(Unaudited)

	Vanguard® Variable Insurance		Wanger Select		Wanger U.S. Smaller Companies		Washington Mutual Investors^{SM} - Class R-3		Washington Mutual Investors^{SM} - Class R-4	
Assets										
Investments in mutual funds										
at fair value	$	186	$	1,087	$	1,138	$	784	$	16,451
Total assets		186		1,087		1,138		784		16,451
Net assets	$	186	$	1,087	$	1,138	$	784	$	16,451
Net assets										
Accumulation units	$	186	$	1,087	$	1,138	$	784	$	16,451
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	186	$	1,087	$	1,138	$	784	$	16,451
Total number of shares		10,426		56,334		41,530		26,824		562,243
Cost of shares	$	186	$	1,077	$	1,116	$	780	$	16,317

The accompanying notes are an integral part of these financial statements.

28

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	AIM Mid Cap Core Equity	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth	AIM V.I. Premier Equity
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	-	161	329	140	155
Total expenses	-	161	329	140	155
Net investment income (loss)	-	(161)	(329)	(140)	(155)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(1,555)	(3,423)	(2,313)	(1,718)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(1,555)	(3,423)	(2,313)	(1,718)
Net unrealized appreciation					
(depreciation) of investments	1	907	3,990	1,917	1,189
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ (809)	$ 238	$ (536)	$ (684)

The accompanying notes are an integral part of these financial statements.

29

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Alliance Bernstein Growth and Income	American Balanced	American Century® Income & Growth	Ariel Appreciation	Ariel
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2	$ 41	$ -	$ -
Total investment income	-	2	41	-	-
Expenses:					
Mortality and expense risk and					
other charges	-	1	23	-	-
Total expenses	-	1	23	-	-
Net investment income (loss)	-	1	18	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	140	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	140	-	-
Net unrealized appreciation					
(depreciation) of investments	-	-	(106)	-	1
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 1	$ 52	$ -	$ 1

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Baron Asset	Baron Growth	Calvert Social Balanced	EuroPacific Growth - Class R-3	EuroPacific Growth - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	-	481	-	12
Total expenses	-	-	481	-	12
Net investment income (loss)	-	-	(481)	-	(12)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(19)	-	(8)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(19)	-	(8)
Net unrealized appreciation (depreciation) of investments	-	7	1,405	5	129
Net increase (decrease) in net assets resulting from operations	$ -	$ 7	$ 905	$ 5	$ 109

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Evergreen Special Values	Fidelity® Advisor Mid Cap	Fidelity® VIP *Asset Manager*SM	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 588	$ 2,008	$ 5,241
Total investment income	-	-	588	2,008	5,241
Expenses:					
Mortality and expense risk and other charges	177	-	165	4,728	2,758
Total expenses	177	-	165	4,728	2,758
Net investment income (loss)	(177)	-	423	(2,720)	2,483
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	237	-	(651)	5,488	(194)
Capital gains distributions	-	-	-	-	1,252
Total realized gain (loss) on investments and capital gains distributions	237	-	(651)	5,488	1,058
Net unrealized appreciation (depreciation) of investments	1,450	4	32	26,542	691
Net increase (decrease) in net assets resulting from operations	$ 1,510	$ 4	$ (196)	$ 29,310	$ 4,232

The accompanying notes are an integral part of these financial statements.

32

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Overseas	Franklin Small-Mid Cap Growth
Net investment income (loss)					
Income:					
Dividends	$ 997	$ 569	$ 1,349	$ 394	$ -
Total investment income	997	569	1,349	394	-
Expenses:					
Mortality and expense risk and					
other charges	3,048	46	803	291	-
Total expenses	3,048	46	803	291	-
Net investment income (loss)	(2,051)	523	546	103	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,209)	(23)	(1,148)	1,916	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(2,209)	(23)	(1,148)	1,916	-
Net unrealized appreciation					
(depreciation) of investments	(17,536)	(295)	1,085	(2,764)	-
Net increase (decrease) in net assets					
resulting from operations	$ (21,796)	$ 205	$ 483	$ (745)	$ -

The accompanying notes are an integral part of these financial statements.

33

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Franklin SmallCap Value Securities	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING GET Fund - Series D
Net investment income (loss)					
Income:					
Dividends	$ 42	$ -	$ -	$ -	$ 5,799
Total investment income	42	-	-	-	5,799
Expenses:					
Mortality and expense risk and other charges	181	1	38	-	192
Total expenses	181	1	38	-	192
Net investment income (loss)	(139)	(1)	(38)	-	5,607
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,426	-	1	-	(18,597)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,426	-	1	-	(18,597)
Net unrealized appreciation (depreciation) of investments	964	2	215	1	12,860
Net increase (decrease) in net assets resulting from operations	$ 2,251	$ 1	$ 178	$ 1	$ (130)

The accompanying notes are an integral part of these financial statements.

34

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J
Net investment income (loss)					
Income:					
Dividends	$ 5,062	$ 931	$ 746	$ 36	$ 17
Total investment income	5,062	931	746	36	17
Expenses:					
Mortality and expense risk and					
other charges	681	218	172	12	5
Total expenses	681	218	172	12	5
Net investment income (loss)	4,381	713	574	24	12
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(7,517)	(163)	(105)	(1)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(7,517)	(163)	(105)	(1)	(1)
Net unrealized appreciation					
(depreciation) of investments	2,594	(644)	(562)	(31)	(14)
Net increase (decrease) in net assets					
resulting from operations	$ (542)	$ (94)	$ (93)	$ (8)	$ (3)

The accompanying notes are an integral part of these financial statements.

35

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S	ING VP Balanced
Net investment income (loss)					
Income:					
Dividends	$ 56	$ 37	$ 150	$ 749	$ 13,461
Total investment income	56	37	150	749	13,461
Expenses:					
Mortality and expense risk and other charges	15	8	39	281	5,457
Total expenses	15	8	39	281	5,457
Net investment income (loss)	41	29	111	468	8,004
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(2)	19	403	(7,010)
Capital gains distributions	-	-	-	432	-
Total realized gain (loss) on investments and capital gains distributions	2	(2)	19	835	(7,010)
Net unrealized appreciation (depreciation) of investments	(50)	(30)	(144)	(1,353)	11,203
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (3)	$ (14)	$ (50)	$ 12,197

The accompanying notes are an integral part of these financial statements.

36

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Emerging Markets	ING VP Intermediate Bond	ING VP Money Market	ING VP Natural Resources	ING Julius Baer Foreign
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 17,623	$ 2,594	$ 143	$ -
Total investment income	5	17,623	2,594	143	-
Expenses:					
Mortality and expense risk and					
other charges	75	3,282	1,708	108	1
Total expenses	75	3,282	1,708	108	1
Net investment income (loss)	(70)	14,341	886	35	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	713	5,060	(225)	701	6
Capital gains distributions	-	10,283	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	713	15,343	(225)	701	6
Net unrealized appreciation					
(depreciation) of investments	(596)	(18,899)	(872)	405	12
Net increase (decrease) in net assets					
resulting from operations	$ 47	$ 10,785	$ (211)	$ 1,141	$ 17

The accompanying notes are an integral part of these financial statements.

37

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Aeltus Enhanced Index	ING Alger Aggressive Growth - Initial Class	ING Alger Aggressive Growth - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 8	$ -	$ -
Total investment income	-	-	8	-	-
Expenses:					
Mortality and expense risk and other charges	117	99	10	-	91
Total expenses	117	99	10	-	91
Net investment income (loss)	(117)	(99)	(2)	-	(91)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	45	91	78	1	565
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	45	91	78	1	565
Net unrealized appreciation (depreciation) of investments	488	539	(74)	-	(1,101)
Net increase (decrease) in net assets resulting from operations	$ 416	$ 531	$ 2	$ 1	$ (627)

The accompanying notes are an integral part of these financial statements.

38

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING Alger Growth	ING American Century SmallCap Value	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan International
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 1	$ 1,453
Total investment income	-	-	-	1	1,453
Expenses:					
Mortality and expense risk and other charges	21	111	224	9	984
Total expenses	21	111	224	9	984
Net investment income (loss)	(21)	(111)	(224)	(8)	469
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	151	829	1,087	29	5,345
Capital gains distributions	-	151	-	-	-
Total realized gain (loss) on investments and capital gains distributions	151	980	1,087	29	5,345
Net unrealized appreciation (depreciation) of investments	(306)	(201)	923	(46)	(1,335)
Net increase (decrease) in net assets resulting from operations	$ (176)	$ 668	$ 1,786	$ (25)	$ 4,479

The accompanying notes are an integral part of these financial statements.

39

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING JPMorgan MidCap Value	ING MFS Capital Opportunities	ING MFS Global Growth	ING OpCap Balanced Value	ING PIMCO Total Return
Net investment income (loss)					
Income:					
Dividends	$ -	$ 643	$ -	$ 161	$ -
Total investment income	-	643	-	161	-
Expenses:					
Mortality and expense risk and					
other charges	57	1,140	13	121	283
Total expenses	57	1,140	13	121	283
Net investment income (loss)	(57)	(497)	(13)	40	(283)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	120	(14,374)	136	231	(144)
Capital gains distributions	15	-	16	-	368
Total realized gain (loss) on investments					
and capital gains distributions	135	(14,374)	152	231	224
Net unrealized appreciation					
(depreciation) of investments	479	15,274	(143)	147	855
Net increase (decrease) in net assets					
resulting from operations	$ 557	$ 403	$ (4)	$ 418	$ 796

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Growth Equity - Initial Class	ING T. Rowe Price Growth Equity - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 45	$ 432	$ -
Total investment income	-	-	45	432	-
Expenses:					
Mortality and expense risk and					
other charges	1,861	93	47	2,081	-
Total expenses	1,861	93	47	2,081	-
Net investment income (loss)	(1,861)	(93)	(2)	(1,649)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4,617)	228	302	385	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(4,617)	228	302	385	-
Net unrealized appreciation					
(depreciation) of investments	7,244	(352)	(369)	(3,659)	2
Net increase (decrease) in net assets					
resulting from operations	$ 766	$ (217)	$ (69)	$ (4,923)	$ 2

The accompanying notes are an integral part of these financial statements.

41

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING UBS U.S. Allocation	ING UBS U.S. Large Cap Equity	ING Van Kampen Comstock	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 1,029	$ -	$ 804	$ 794
Total investment income	6	1,029	-	804	794
Expenses:					
Mortality and expense risk and					
other charges	13	1,042	355	503	588
Total expenses	13	1,042	355	503	588
Net investment income (loss)	(7)	(13)	(355)	301	206
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	78	(3,522)	776	(416)	(472)
Capital gains distributions	-	-	249	-	-
Total realized gain (loss) on investments					
and capital gains distributions	78	(3,522)	1,025	(416)	(472)
Net unrealized appreciation					
(depreciation) of investments	(60)	7,098	1,959	1,216	1,231
Net increase (decrease) in net assets					
resulting from operations	$ 11	$ 3,563	$ 2,629	$ 1,101	$ 965

The accompanying notes are an integral part of these financial statements.

42

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Strategic Allocation Income	ING Financial Services	ING VP Growth and Income	ING GET US Core - Series 1	ING GET US Core - Series 2
Net investment income (loss)					
Income:					
Dividends	$ 635	$ -	$ 20,332	$ 16	$ 21
Total investment income	635	-	20,332	16	21
Expenses:					
Mortality and expense risk and					
other charges	267	-	18,695	21	191
Total expenses	267	-	18,695	21	191
Net investment income (loss)	368	-	1,637	(5)	(170)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	-	(200,798)	7	13
Capital gains distributions	-	-	-	2	-
Total realized gain (loss) on investments					
and capital gains distributions	2	-	(200,798)	9	13
Net unrealized appreciation					
(depreciation) of investments	323	-	152,727	(6)	211
Net increase (decrease) in net assets					
resulting from operations	$ 693	$ -	$ (46,434)	$ (2)	$ 54

The accompanying notes are an integral part of these financial statements.

43

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING GET US Core - Series 3	ING GET US Core - Series 5	ING GET US Core - Series 6	ING GNMA Income	ING Intermediate Bond
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ 2	$ -
Total investment income	1	-	-	2	-
Expenses:					
Mortality and expense risk and					
other charges	559	1	4	-	-
Total expenses	559	1	4	-	-
Net investment income (loss)	(558)	(1)	(4)	2	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(159)	-	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(159)	-	-	-	-
Net unrealized appreciation					
(depreciation) of investments	(707)	(1)	3	2	(1)
Net increase (decrease) in net assets					
resulting from operations	$ (1,424)	$ (2)	$ (1)	$ 4	$ (1)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Net investment income (loss)					
Income:					
Dividends	$ -	$ 116	$ 5,298	$ 1,204	$ 187
Total investment income	-	116	5,298	1,204	187
Expenses:					
Mortality and expense risk and					
other charges	338	710	4,053	2,082	849
Total expenses	338	710	4,053	2,082	849
Net investment income (loss)	(338)	(594)	1,245	(878)	(662)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,698	(7,504)	(8,620)	282	916
Capital gains distributions	-	-	-	-	647
Total realized gain (loss) on investments					
and capital gains distributions	2,698	(7,504)	(8,620)	282	1,563
Net unrealized appreciation					
(depreciation) of investments	(9,334)	4,153	9,240	9,346	6,616
Net increase (decrease) in net assets					
resulting from operations	$ (6,974)	$ (3,945)	$ 1,865	$ 8,750	$ 7,517

The accompanying notes are an integral part of these financial statements.

45

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity	ING VP Financial Services	ING VP Growth Opportunities
Net investment income (loss)					
Income:					
Dividends	$ 158	$ 484	$ 972	$ -	$ -
Total investment income	158	484	972	-	-
Expenses:					
Mortality and expense risk and					
other charges	96	1,283	913	-	5
Total expenses	96	1,283	913	-	5
Net investment income (loss)	62	(799)	59	-	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,123	2,172	(7,834)	-	162
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,123	2,172	(7,834)	-	162
Net unrealized appreciation					
(depreciation) of investments	(946)	(1,912)	9,743	1	(100)
Net increase (decrease) in net assets					
resulting from operations	$ 239	$ (539)	$ 1,968	$ 1	$ 57

The accompanying notes are an integral part of these financial statements.

46

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING VP International Value	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP Real Estate	ING VP SmallCap Opportunities
Net investment income (loss)					
Income:					
Dividends	$ 402	$ 16	$ -	$ -	$ -
Total investment income	402	16	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	301	14	42	22	50
Total expenses	301	14	42	22	50
Net investment income (loss)	101	2	(42)	(22)	(50)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,222	83	310	7	449
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,222	83	310	7	449
Net unrealized appreciation					
(depreciation) of investments	(228)	(77)	(512)	641	(832)
Net increase (decrease) in net assets					
resulting from operations	$ 1,095	$ 8	$ (244)	$ 626	$ (433)

The accompanying notes are an integral part of these financial statements.

47

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	ING Real Estate	INVESCO Health Sciences	Janus Aspen Balanced	Janus Aspen Capital Appreciation	Janus Aspen Flexible Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 2,936	$ -	$ 2,160
Total investment income	-	-	2,936	-	2,160
Expenses:					
Mortality and expense risk and					
other charges	-	-	2,914	25	637
Total expenses	-	-	2,914	25	637
Net investment income (loss)	-	-	22	(25)	1,523
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	(1,627)	103	810
Capital gains distributions	-	-	-	-	656
Total realized gain (loss) on investments					
and capital gains distributions	-	-	(1,627)	103	1,466
Net unrealized appreciation					
(depreciation) of investments	3	-	6,249	41	(1,182)
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ -	$ 4,644	$ 119	$ 1,807

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Janus Aspen Growth	Janus Aspen MidCap Growth	Janus Aspen Worldwide Growth	Janus Twenty	Lord Abbett Affiliated
Net investment income (loss)					
Income:					
Dividends	$ 56	$ -	$ 2,321	$ -	$ -
Total investment income	56	-	2,321	-	-
Expenses:					
Mortality and expense risk and					
other charges	1,739	3,549	3,854	5	-
Total expenses	1,739	3,549	3,854	5	-
Net investment income (loss)	(1,683)	(3,549)	(1,533)	(5)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(14,671)	(41,596)	(9,548)	(12)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(14,671)	(41,596)	(9,548)	(12)	-
Net unrealized appreciation					
(depreciation) of investments	3,305	62,910	(17,465)	67	2
Net increase (decrease) in net assets					
resulting from operations	$ (13,049)	$ 17,765	$ (28,546)	$ 50	$ 2

The accompanying notes are an integral part of these financial statements.

49

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value - Class VC	Lord Abbett Mid-Cap Value - Class A	Lord Abbett Small-Cap Value - Class A	Massachusetts Investors Growth Stock
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	589	378	-	-	-
Total expenses	589	378	-	-	-
Net investment income (loss)	(589)	(378)	-	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	16	522	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	16	522	-	-	-
Net unrealized appreciation					
(depreciation) of investments	816	3,572	5	9	(1)
Net increase (decrease) in net assets					
resulting from operations	$ 243	$ 3,716	$ 5	$ 9	$ (1)

The accompanying notes are an integral part of these financial statements.

50

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	MFS® Total Return	Mutual Discovery	New Perspective - Class R-3	New Perspective - Class R-4	Oppenheimer Developing Markets
Net investment income (loss)					
Income:					
Dividends	$ 1,034	$ -	$ -	$ -	$ -
Total investment income	1,034	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	488	-	-	6	65
Total expenses	488	-	-	6	65
Net investment income (loss)	546	-	-	(6)	(65)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	79	-	-	1	414
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	79	-	-	1	414
Net unrealized appreciation					
(depreciation) of investments	1,343	3	2	88	559
Net increase (decrease) in net assets					
resulting from operations	$ 1,968	$ 3	$ 2	$ 83	$ 908

The accompanying notes are an integral part of these financial statements.

51

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Oppenheimer Capital Appreciation	Oppenheimer Global	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth	Oppenheimer Global Securities
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 3,624
Total investment income	-	-	-	-	3,624
Expenses:					
Mortality and expense risk and					
other charges	-	-	-	-	2,282
Total expenses	-	-	-	-	2,282
Net investment income (loss)	-	-	-	-	1,342
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	-	-	(327)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	-	-	(327)
Net unrealized appreciation					
(depreciation) of investments	-	-	-	-	2,987
Net increase (decrease) in net assets					
resulting from operations	$ -	$ -	$ -	$ -	$ 4,002

The accompanying notes are an integral part of these financial statements.

52

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Oppenheimer Main Street® Fund/VA	Oppenheimer Main Street® Small Cap/VA	Oppenheimer Strategic Bond	Pax World Balanced	PIMCO NFJ Small-Cap Value
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,770	$ 26	$ -
Total investment income	-	-	1,770	26	-
Expenses:					
Mortality and expense risk and					
other charges	-	-	277	38	-
Total expenses	-	-	277	38	-
Net investment income (loss)	-	-	1,493	(12)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	604	126	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	604	126	-
Net unrealized appreciation					
(depreciation) of investments	-	-	(999)	62	2
Net increase (decrease) in net assets					
resulting from operations	$ -	$ -	$ 1,098	$ 176	$ 2

The accompanying notes are an integral part of these financial statements.

53

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	PIMCO VIT Real Return	Pioneer High Yield	Pioneer Equity Income	Pioneer Fund	Pioneer High Yield VCT
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 1	$ 239	$ 14	$ 17
Total investment income	6	1	239	14	17
Expenses:					
Mortality and expense risk and other charges	6	-	105	15	3
Total expenses	6	-	105	15	3
Net investment income (loss)	-	1	134	(1)	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	31	-	519	57	40
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	31	-	519	57	40
Net unrealized appreciation (depreciation) of investments	51	2	202	(36)	19
Net increase (decrease) in net assets resulting from operations	$ 82	$ 3	$ 855	$ 20	$ 73

The accompanying notes are an integral part of these financial statements.

54

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Pioneer Mid Cap Value	Scudder Equity 500 Index	T. Rowe Price Mid-Cap Value	Templeton Foreign	Templeton Growth
Net investment income (loss)					
Income:					
Dividends	$ 83	$ -	$ -	$ -	$ -
Total investment income	83	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	171	-	-	-	-
Total expenses	171	-	-	-	-
Net investment income (loss)	(88)	-	-	-	-
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	157	-	-	-	-
Capital gains distributions	218	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	375	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1,493	-	6	6	-
Net increase (decrease) in net assets resulting from operations	$ 1,780	$ -	$ 6	$ 6	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Templeton Global	UBS U.S. Small Cap Growth	Vanguard® 500 Index	Vanguard® Variable Insurance	Wanger Select
Net investment income (loss)					
Income:					
Dividends	$ 10	$ -	$ -	$ -	$ -
Total investment income	10	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	2	-	-	-	2
Total expenses	2	-	-	-	2
Net investment income (loss)	8	-	-	-	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	-	-	-
Net unrealized appreciation					
(depreciation) of investments	34	-	-	-	10
Net increase (decrease) in net assets					
resulting from operations	$ 42	$ -	$ -	$ -	$ 8

The accompanying notes are an integral part of these financial statements.

56

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)
(Unaudited)

	Wanger U.S. Smaller Companies	Washington Mutual Investors[SM] - Class R-3	Washington Mutual Investors[SM] - Class R-4
Net investment income (loss)			
Income:			
Dividends	$ -	$ 4	$ 69
Total investment income	-	4	69
Expenses:			
Mortality and expense risk and			
other charges	2	1	24
Total expenses	2	1	24
Net investment income (loss)	(2)	3	45
Realized and unrealized gain (loss)			
on investments			
Net realized gain (loss) on investments	(11)	-	-
Capital gains distributions	-	-	-
Total realized gain (loss) on investments			
and capital gains distributions	(11)	-	-
Net unrealized appreciation			
(depreciation) of investments	22	4	134
Net increase (decrease) in net assets			
resulting from operations	$ 9	$ 7	$ 179

The accompanying notes are an integral part of these financial statements.

57

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	AIM Mid Cap Core Equity	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth
Net assets at January 1, 2003	$ -	$ 15,302	$ 34,728	$ 11,403
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(133)	(294)	(107)
Net realized gain (loss) on investments and capital gains distributions	-	(2,490)	(1,883)	(1,314)
Net unrealized appreciation (depreciation) during the year	-	4,940	6,173	3,509
Net increase (decrease) in net assets from operations	-	2,317	3,996	2,088
Changes from principal transactions:				
Total unit transactions	-	965	134	1,784
Net increase (decrease) in assets derived from principal transactions	-	965	134	1,784
Total increase (decrease) in net assets	-	3,282	4,130	3,872
Net assets at September 30, 2003	$ -	$ 18,584	$ 38,858	$ 15,275
Net assets at January 1, 2004	$ -	$ 20,562	$ 42,522	$ 17,055
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(161)	(329)	(140)
Net realized gain (loss) on investments and capital gains distributions	-	(1,555)	(3,423)	(2,313)
Net unrealized appreciation (depreciation) during the year	1	907	3,990	1,917
Net increase (decrease) in net assets from operations	1	(809)	238	(536)
Changes from contract transactions:				
Total unit transactions	176	(393)	(4,464)	142
Net increase (decrease) in assets derived from principal transactions	176	(393)	(4,464)	142
Total increase (decrease) in net assets	177	(1,202)	(4,226)	(394)
Net assets at September 30, 2004	$ 177	$ 17,382	$ 34,632	$ 14,881

The accompanying notes are an integral part of these financial statements.

58

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	AIM V.I. Premier Equity	Alliance Bernstein Growth and Income	American Balanced	American Century® Income & Growth
Net assets at January 1, 2003	$ 15,977	$ -	$ -	$ 1,152
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(135)	-	-	6
Net realized gain (loss) on investments and capital gains distributions	(990)	-	-	(40)
Net unrealized appreciation (depreciation) during the year	3,185	-	-	216
Net increase (decrease) in net assets from operations	2,060	-	-	182
Changes from principal transactions:				
Total unit transactions	1,141	-	-	647
Net increase (decrease) in assets derived from principal transactions	1,141	-	-	647
Total increase (decrease) in net assets	3,201	-	-	829
Net assets at September 30, 2003	$ 19,178	$ -	$ -	$ 1,981
Net assets at January 1, 2004	$ 21,041	$ -	$ -	$ 2,491
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(155)	-	1	18
Net realized gain (loss) on investments and capital gains distributions	(1,718)	-	-	140
Net unrealized appreciation (depreciation) during the year	1,189	-	-	(106)
Net increase (decrease) in net assets from operations	(684)	-	1	52
Changes from contract transactions:				
Total unit transactions	(1,119)	16	633	785
Net increase (decrease) in assets derived from principal transactions	(1,119)	16	633	785
Total increase (decrease) in net assets	(1,803)	16	634	837
Net assets at September 30, 2004	$ 17,375	$ 16	$ 634	$ 2,818

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Ariel Application		Ariel		Baron Asset		Baron Growth	
Net assets at January 1, 2003	$	-	$	-	$	-	$	-
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		-		-		-
Net realized gain (loss) on investments and capital gains distributions		-		-		-		-
Net unrealized appreciation (depreciation) during the year		-		-		-		-
Net increase (decrease) in net assets from operations		-		-		-		-
Changes from principal transactions:								
Total unit transactions		-		-		-		-
Net increase (decrease) in assets derived from principal transactions		-		-		-		-
Total increase (decrease) in net assets		-		-		-		-
Net assets at September 30, 2003	$	-	$	-	$	-	$	-
Net assets at January 1, 2004	$	-	$	-	$	-	$	-
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		-		-		-
Net realized gain (loss) on investments and capital gains distributions		-		-		-		-
Net unrealized appreciation (depreciation) during the year		-		1		-		7
Net increase (decrease) in net assets from operations		-		1		-		7
Changes from contract transactions:								
Total unit transactions		153		30		22		200
Net increase (decrease) in assets derived from principal transactions		153		30		22		200
Total increase (decrease) in net assets		153		31		22		207
Net assets at September 30, 2004	$	153	$	31	$	22	$	207

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Calvert Social Balanced	Chapman DEM® Equity	EuroPacific Growth - Class R-3	EuroPacific Growth - Class R-4
Net assets at January 1, 2003	$ 49,766	$ 51	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(401)	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(515)	-	-	-
Net unrealized appreciation (depreciation) during the year	6,127	-	-	-
Net increase (decrease) in net assets from operations	5,211	-	-	-
Changes from principal transactions:				
Total unit transactions	423	(51)	-	-
Net increase (decrease) in assets derived from principal transactions	423	(51)	-	-
Total increase (decrease) in net assets	5,634	(51)	-	-
Net assets at September 30, 2003	$ 55,400	$ -	$ -	$ -
Net assets at January 1, 2004	$ 60,576	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(481)	-	-	(12)
Net realized gain (loss) on investments and capital gains distributions	(19)	-	-	(8)
Net unrealized appreciation (depreciation) during the year	1,405	-	5	129
Net increase (decrease) in net assets from operations	905	-	5	109
Changes from contract transactions:				
Total unit transactions	1,896	-	338	6,510
Net increase (decrease) in assets derived from principal transactions	1,896	-	338	6,510
Total increase (decrease) in net assets	2,801	-	343	6,619
Net assets at September 30, 2004	$ 58,201	$ -	$ 343	$ 6,619

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Evergreen Special Values	Fidelity® Advisor Mid Cap	Fidelity® VIP *Asset Manager*SM	Fidelity® VIP Contrafund®
Net assets at January 1, 2003	$ 9,367	$ -	$ 18,235	$ 382,356
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(79)	-	548	(1,414)
Net realized gain (loss) on investments and capital gains distributions	(273)	-	(311)	2,210
Net unrealized appreciation (depreciation) during the year	2,107	-	1,622	57,202
Net increase (decrease) in net assets from operations	1,755	-	1,859	57,998
Changes from principal transactions:				
Total unit transactions	1,966	-	317	41,923
Net increase (decrease) in assets derived from principal transactions	1,966	-	317	41,923
Total increase (decrease) in net assets	3,721	-	2,176	99,921
Net assets at September 30, 2003	$ 13,088	$ -	$ 20,411	$ 482,277
Net assets at January 1, 2004	$ 17,138	$ -	$ 21,727	$ 564,372
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(177)	-	423	(2,720)
Net realized gain (loss) on investments and capital gains distributions	237	-	(651)	5,488
Net unrealized appreciation (depreciation) during the year	1,450	4	32	26,542
Net increase (decrease) in net assets from operations	1,510	4	(196)	29,310
Changes from contract transactions:				
Total unit transactions	16,707	302	(413)	57,464
Net increase (decrease) in assets derived from principal transactions	16,707	302	(413)	57,464
Total increase (decrease) in net assets	18,217	306	(609)	86,774
Net assets at September 30, 2004	$ 31,305	$ 306	$ 19,802	$ 569,051

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500
Net assets at January 1, 2003	$ 226,895	$ 277,744	$ 3,569	$ 72,668
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,392	(1,568)	248	559
Net realized gain (loss) on investments and capital gains distributions	(2,040)	(7,963)	687	(3,646)
Net unrealized appreciation (depreciation) during the year	29,796	60,459	35	13,279
Net increase (decrease) in net assets from operations	30,148	50,928	970	10,192
Changes from principal transactions:				
Total unit transactions	16,143	3,483	2,822	5,015
Net increase (decrease) in assets derived from principal transactions	16,143	3,483	2,822	5,015
Total increase (decrease) in net assets	46,291	54,411	3,792	15,207
Net assets at September 30, 2003	$ 273,186	$ 332,155	$ 7,361	$ 87,875
Net assets at January 1, 2004	$ 327,820	$ 380,196	$ 7,292	$ 101,046
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,483	(2,051)	523	546
Net realized gain (loss) on investments and capital gains distributions	1,058	(2,209)	(23)	(1,148)
Net unrealized appreciation (depreciation) during the year	691	(17,536)	(295)	1,085
Net increase (decrease) in net assets from operations	4,232	(21,796)	205	483
Changes from contract transactions:				
Total unit transactions	35,130	5,719	(1,509)	5,491
Net increase (decrease) in assets derived from principal transactions	35,130	5,719	(1,509)	5,491
Total increase (decrease) in net assets	39,362	(16,077)	(1,304)	5,974
Net assets at September 30, 2004	$ 312,548	$ 316,078	$ 6,057	$ 93,849

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Fidelity® VIP Overseas	Franklin Small-Mid Cap Growth	Franklin Small Cap Value Securities	The Growth Fund of America® - Class R-3
Net assets at January 1, 2003	$ 14,076	$ -	$ 7,951	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(21)	-	(55)	-
Net realized gain (loss) on investments and capital gains distributions	5,988	-	(553)	-
Net unrealized appreciation (depreciation) during the year	(255)	-	1,728	-
Net increase (decrease) in net assets from operations	5,712	-	1,120	-
Changes from principal transactions:				
Total unit transactions	(118)	-	2,876	-
Net increase (decrease) in assets derived from principal transactions	(118)	-	2,876	-
Total increase (decrease) in net assets	5,594	-	3,996	-
Net assets at September 30, 2003	$ 19,670	$ -	$ 11,947	$ -
Net assets at January 1, 2004	$ 30,341	$ -	$ 15,883	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	103	-	(139)	(1)
Net realized gain (loss) on investments and capital gains distributions	1,916	-	1,426	-
Net unrealized appreciation (depreciation) during the year	(2,764)	-	964	2
Net increase (decrease) in net assets from operations	(745)	-	2,251	1
Changes from contract transactions:				
Total unit transactions	6,801	46	13,700	697
Net increase (decrease) in assets derived from principal transactions	6,801	46	13,700	697
Total increase (decrease) in net assets	6,056	46	15,951	698
Net assets at September 30, 2004	$ 25,726	$ 46	$ 27,898	$ 698

The accompanying notes are an integral part of these financial statements.

64

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING GET Fund - Series D	ING GET Fund - Series E
Net assets at January 1, 2003	$ -	$ -	$ 234,066	$ 104,443
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	5,763	2,837
Net realized gain (loss) on investments and capital gains distributions	-	-	(4,524)	(416)
Net unrealized appreciation (depreciation) during the year	-	-	(1,416)	(1,662)
Net increase (decrease) in net assets from operations	-	-	(177)	759
Changes from principal transactions:				
Total unit transactions	-	-	(53,721)	(16,564)
Net increase (decrease) in assets derived from principal transactions	-	-	(53,721)	(16,564)
Total increase (decrease) in net assets	-	-	(53,898)	(15,805)
Net assets at September 30, 2003	$ -	$ -	$ 180,168	$ 88,638
Net assets at January 1, 2004	$ -	$ -	$ 152,769	$ 79,656
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(38)	-	5,607	4,381
Net realized gain (loss) on investments and capital gains distributions	1	-	(18,597)	(7,517)
Net unrealized appreciation (depreciation) during the year	215	1	12,860	2,594
Net increase (decrease) in net assets from operations	178	1	(130)	(542)
Changes from contract transactions:				
Total unit transactions	23,464	61	(152,639)	(79,114)
Net increase (decrease) in assets derived from principal transactions	23,464	61	(152,639)	(79,114)
Total increase (decrease) in net assets	23,642	62	(152,769)	(79,656)
Net assets at September 30, 2004	$ 23,642	$ 62	$ 27,399	$ 8,982

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J
Net assets at January 1, 2003	$ 29,756	$ 23,282	$ 1,190	$ 394
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	816	632	24	9
Net realized gain (loss) on investments and capital gains distributions	(46)	(1)	1	-
Net unrealized appreciation (depreciation) during the year	(582)	(384)	(11)	(5)
Net increase (decrease) in net assets from operations	188	247	14	4
Changes from principal transactions:				
Total unit transactions	(2,951)	(3,357)	(68)	(12)
Net increase (decrease) in assets derived from principal transactions	(2,951)	(3,357)	(68)	(12)
Total increase (decrease) in net assets	(2,763)	(3,110)	(54)	(8)
Net assets at September 30, 2003	$ 26,993	$ 20,172	$ 1,136	$ 386
Net assets at January 1, 2004	$ 23,831	$ 18,535	$ 1,092	$ 386
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	713	574	24	12
Net realized gain (loss) on investments and capital gains distributions	(163)	(105)	(1)	(1)
Net unrealized appreciation (depreciation) during the year	(644)	(562)	(31)	(14)
Net increase (decrease) in net assets from operations	(94)	(93)	(8)	(3)
Changes from contract transactions:				
Total unit transactions	(4,737)	(4,408)	(256)	(24)
Net increase (decrease) in assets derived from principal transactions	(4,737)	(4,408)	(256)	(24)
Total increase (decrease) in net assets	(4,831)	(4,501)	(264)	(27)
Net assets at September 30, 2004	$ 22,162	$ 15,671	$ 872	$ 359

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S
Net assets at January 1, 2003	$ 2,048	$ 1,187	$ 5,031	$ 46,558
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	40	31	(46)	(350)
Net realized gain (loss) on investments and capital gains distributions	6	-	19	133
Net unrealized appreciation (depreciation) during the year	(23)	(6)	171	1,371
Net increase (decrease) in net assets from operations	23	25	144	1,154
Changes from principal transactions:				
Total unit transactions	(249)	(6)	(564)	(10,061)
Net increase (decrease) in assets derived from principal transactions	(249)	(6)	(564)	(10,061)
Total increase (decrease) in net assets	(226)	19	(420)	(8,907)
Net assets at September 30, 2003	$ 1,822	$ 1,206	$ 4,611	$ 37,651
Net assets at January 1, 2004	$ 1,736	$ 1,049	$ 4,385	$ 32,661
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	41	29	111	468
Net realized gain (loss) on investments and capital gains distributions	2	(2)	19	835
Net unrealized appreciation (depreciation) during the year	(50)	(30)	(144)	(1,353)
Net increase (decrease) in net assets from operations	(7)	(3)	(14)	(50)
Changes from contract transactions:				
Total unit transactions	(197)	(282)	(356)	(7,346)
Net increase (decrease) in assets derived from principal transactions	(197)	(282)	(356)	(7,346)
Total increase (decrease) in net assets	(204)	(285)	(370)	(7,396)
Net assets at September 30, 2004	$ 1,618	$ 921	$ 4,241	$ 30,255

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING VP Balanced	ING VP Emerging Markets	ING VP Intermediate Bond	ING VP Money Market
Net assets at January 1, 2003	$ 597,925	$ 5,020	$ 458,178	$ 368,846
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7,372	(42)	3,788	3,251
Net realized gain (loss) on investments and capital gains distributions	(16,984)	1,563	4,402	(3,130)
Net unrealized appreciation (depreciation) during the year	65,641	27	10,537	(300)
Net increase (decrease) in net assets from operations	56,029	1,548	18,727	(179)
Changes from principal transactions:				
Total unit transactions	(37,943)	(186)	(47,804)	(80,213)
Net increase (decrease) in assets derived from principal transactions	(37,943)	(186)	(47,804)	(80,213)
Total increase (decrease) in net assets	18,086	1,362	(29,077)	(80,392)
Net assets at September 30, 2003	$ 616,011	$ 6,382	$ 429,101	$ 288,454
Net assets at January 1, 2004	$ 659,370	$ 8,172	$ 408,185	$ 257,477
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8,004	(70)	14,341	886
Net realized gain (loss) on investments and capital gains distributions	(7,010)	713	15,343	(225)
Net unrealized appreciation (depreciation) during the year	11,203	(596)	(18,899)	(872)
Net increase (decrease) in net assets from operations	12,197	47	10,785	(211)
Changes from contract transactions:				
Total unit transactions	(10,905)	620	(10,144)	(25,391)
Net increase (decrease) in assets derived from principal transactions	(10,905)	620	(10,144)	(25,391)
Total increase (decrease) in net assets	1,292	667	641	(25,602)
Net assets at September 30, 2004	$ 617,303	$ 7,049	$ 429,742	$ 262,852

The accompanying notes are an integral part of these financial statements.

68

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING VP Natural Resources	ING Julius Baer Foreign	ING MFS Total Return	ING T. Rowe Price Equity Income
Net assets at January 1, 2003	$ 11,897	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(90)	-	(4)	(2)
Net realized gain (loss) on investments and capital gains distributions	(949)	-	(1)	2
Net unrealized appreciation (depreciation) during the year	2,088	-	11	(3)
Net increase (decrease) in net assets from operations	1,049	-	6	(3)
Changes from principal transactions:				
Total unit transactions	(1,141)	-	2,703	1,213
Net increase (decrease) in assets derived from				
principal transactions	(1,141)	-	2,703	1,213
Total increase (decrease) in net assets	(92)	-	2,709	1,210
Net assets at September 30, 2003	$ 11,805	$ -	$ 2,709	$ 1,210
Net assets at January 1, 2004	$ 13,971	$ -	$ 8,289	$ 2,143
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	35	(1)	(117)	(99)
Net realized gain (loss) on investments and capital gains distributions	701	6	45	91
Net unrealized appreciation (depreciation) during the year	405	12	488	539
Net increase (decrease) in net assets from operations	1,141	17	416	531
Changes from contract transactions:				
Total unit transactions	433	484	11,361	19,056
Net increase (decrease) in assets derived from				
principal transactions	433	484	11,361	19,056
Total increase (decrease) in net assets	1,574	501	11,777	19,587
Net assets at September 30, 2004	$ 13,379	$ 501	$ 14,486	$ 20,797

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING Aeltus Enhanced Index	ING Alger Aggressive Growth - Initial Class	ING Alger Aggressive Growth - Service Class	ING Alger Growth
Net assets at January 1, 2003	$ 126	$ -	$ 902	$ 255
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	-	(18)	(6)
Net realized gain (loss) on investments and capital gains distributions	4	3	139	26
Net unrealized appreciation (depreciation) during the year	22	2	163	60
Net increase (decrease) in net assets from operations	27	5	284	80
Changes from principal transactions:				
Total unit transactions	415	10	4,741	1,318
Net increase (decrease) in assets derived from principal transactions	415	10	4,741	1,318
Total increase (decrease) in net assets	442	15	5,025	1,398
Net assets at September 30, 2003	$ 568	$ 15	$ 5,927	$ 1,653
Net assets at January 1, 2004	$ 800	$ 16	$ 9,420	$ 2,194
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	-	(91)	(21)
Net realized gain (loss) on investments and capital gains distributions	78	1	565	151
Net unrealized appreciation (depreciation) during the year	(74)	-	(1,101)	(306)
Net increase (decrease) in net assets from operations	2	1	(627)	(176)
Changes from contract transactions:				
Total unit transactions	544	(5)	1,333	191
Net increase (decrease) in assets derived from principal transactions	544	(5)	1,333	191
Total increase (decrease) in net assets	546	(4)	706	15
Net assets at September 30, 2004	$ 1,114	$ 11	$ 6,633	$ 1,668

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING American Century SmallCap Value		ING Baron SmallCap Growth		ING Goldman Sachs® Capital Growth		ING JPMorgan International	
Net assets at January 1, 2003	$	1,834	$	3,239	$	347	$	107,839
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(24)		(51)		(4)		315
Net realized gain (loss) on investments and capital gains								
distributions		(11)		62		3		12,077
Net unrealized appreciation (depreciation) during the year		477		1,168		52		3,267
Net increase (decrease) in net assets from operations		442		1,179		51		15,659
Changes from principal transactions:								
Total unit transactions		2,141		6,045		246		(12,886)
Net increase (decrease) in assets derived from								
principal transactions		2,141		6,045		246		(12,886)
Total increase (decrease) in net assets		2,583		7,224		297		2,773
Net assets at September 30, 2003	$	4,417	$	10,463	$	644	$	110,612
Net assets at January 1, 2004	$	6,307	$	15,257	$	827	$	126,504
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(111)		(224)		(8)		469
Net realized gain (loss) on investments and capital gains								
distributions		980		1,087		29		5,345
Net unrealized appreciation (depreciation) during the year		(201)		923		(46)		(1,335)
Net increase (decrease) in net assets from operations		668		1,786		(25)		4,479
Changes from contract transactions:								
Total unit transactions		12,502		21,505		378		(6,052)
Net increase (decrease) in assets derived from								
principal transactions		12,502		21,505		378		(6,052)
Total increase (decrease) in net assets		13,170		23,291		353		(1,573)
Net assets at September 30, 2004	$	17,587	$	33,754	$	997	$	109,039

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING JPMorgan Mid Cap Value		ING MFS Capital Opportunities		ING MFS Global Growth		ING OpCap Balanced Value	
Net assets at January 1, 2003	$	1,038	$	129,150	$	202	$	515
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(13)		(751)		(4)		63
Net realized gain (loss) on investments and capital gains								
distributions		34		(7,984)		4		17
Net unrealized appreciation (depreciation) during the year		194		27,271		69		153
Net increase (decrease) in net assets from operations		215		18,536		69		233
Changes from principal transactions:								
Total unit transactions		1,583		(7,914)		656		4,339
Net increase (decrease) in assets derived from								
principal transactions		1,583		(7,914)		656		4,339
Total increase (decrease) in net assets		1,798		10,622		725		4,572
Net assets at September 30, 2003	$	2,836	$	139,772	$	927	$	5,087
Net assets at January 1, 2004	$	3,999	$	151,497	$	1,294	$	9,183
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(57)		(497)		(13)		(283)
Net realized gain (loss) on investments and capital gains								
distributions		135		(14,374)		152		224
Net unrealized appreciation (depreciation) during the year		479		15,274		(143)		855
Net increase (decrease) in net assets from operations		557		403		(4)		796
Changes from contract transactions:								
Total unit transactions		6,293		(14,834)		405		7,034
Net increase (decrease) in assets derived from								
principal transactions		6,293		(14,834)		405		7,034
Total increase (decrease) in net assets		6,850		(14,431)		401		7,830
Net assets at September 30, 2004	$	9,686	$	125,341	$	1,328	$	12,917

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value
Net assets at January 1, 2003	$ 16,279	$ 175,927	$ 244	$ 635
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(199)	(1,536)	47	2
Net realized gain (loss) on investments and capital gains distributions	631	(9,128)	172	4
Net unrealized appreciation (depreciation) during the year	231	51,947	18	139
Net increase (decrease) in net assets from operations	663	41,283	237	145
Changes from principal transactions:				
Total unit transactions	11,136	3,256	5,161	2,450
Net increase (decrease) in assets derived from principal transactions	11,136	3,256	5,161	2,450
Total increase (decrease) in net assets	11,799	44,539	5,398	2,595
Net assets at September 30, 2003	$ 28,078	$ 220,466	$ 5,642	$ 3,230
Net assets at January 1, 2004	$ 31,227	$ 239,784	$ 9,414	$ 4,019
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,861)	(93)	(2)	(1,649)
Net realized gain (loss) on investments and capital gains distributions	(4,617)	228	302	385
Net unrealized appreciation (depreciation) during the year	7,244	(352)	(369)	(3,659)
Net increase (decrease) in net assets from operations	766	(217)	(69)	(4,923)
Changes from contract transactions:				
Total unit transactions	(15,950)	1,838	1,751	25,162
Net increase (decrease) in assets derived from principal transactions	(15,950)	1,838	1,751	25,162
Total increase (decrease) in net assets	(15,184)	1,621	1,682	20,239
Net assets at September 30, 2004	$ 12,894	$ 222,087	$ 7,324	$ 23,469

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING T. Rowe Price Growth Equity - Initial Class	ING T. Rowe Price Growth Equity - Service Class	ING UBS U.S. Allocation	ING UBS U.S. Large Cap Equity
Net assets at January 1, 2003	$ 169,889	$ -	$ 474	$ 114,492
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,158)	-	(4)	(234)
Net realized gain (loss) on investments and capital gains distributions	(1,854)	-	9	(6,648)
Net unrealized appreciation (depreciation) during the year	30,510	-	55	19,912
Net increase (decrease) in net assets from operations	27,498	-	60	13,030
Changes from principal transactions:				
Total unit transactions	13,367	-	187	(8,861)
Net increase (decrease) in assets derived from principal transactions	13,367	-	187	(8,861)
Total increase (decrease) in net assets	40,865	-	247	4,169
Net assets at September 30, 2003	$ 210,754	$ -	$ 721	$ 118,661
Net assets at January 1, 2004	$ 246,603	$ -	$ 911	$ 128,075
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(7)	(13)	40
Net realized gain (loss) on investments and capital gains distributions	-	78	(3,522)	231
Net unrealized appreciation (depreciation) during the year	2	(60)	7,098	147
Net increase (decrease) in net assets from operations	2	11	3,563	418
Changes from contract transactions:				
Total unit transactions	129	695	(7,060)	8,814
Net increase (decrease) in assets derived from principal transactions	129	695	(7,060)	8,814
Total increase (decrease) in net assets	131	706	(3,497)	9,232
Net assets at September 30, 2004	$ 210,885	$ 706	$ (2,776)	$ 127,893

The accompanying notes are an integral part of these financial statements.

74

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING Van Kampen Comstock	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income
Net assets at January 1, 2003	$ 8,175	$ 47,846	$ 56,046	$ 31,610
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(98)	379	76	500
Net realized gain (loss) on investments and capital gains distributions	(58)	(684)	(1,201)	(494)
Net unrealized appreciation (depreciation) during the year	1,807	4,950	7,664	1,994
Net increase (decrease) in net assets from operations	1,651	4,645	6,539	2,000
Changes from principal transactions:				
Total unit transactions	9,242	674	172	(1,943)
Net increase (decrease) in assets derived from principal transactions	9,242	674	172	(1,943)
Total increase (decrease) in net assets	10,893	5,319	6,711	57
Net assets at September 30, 2003	$ 19,068	$ 53,165	$ 62,757	$ 31,667
Net assets at January 1, 2004	$ 32,018	$ 58,446	$ 69,833	$ 33,837
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(355)	301	206	368
Net realized gain (loss) on investments and capital gains distributions	1,025	(416)	(472)	2
Net unrealized appreciation (depreciation) during the year	1,959	1,216	1,231	323
Net increase (decrease) in net assets from operations	2,629	1,101	965	693
Changes from contract transactions:				
Total unit transactions	20,086	5,993	3,315	848
Net increase (decrease) in assets derived from principal transactions	20,086	5,993	3,315	848
Total increase (decrease) in net assets	22,715	7,094	4,280	1,541
Net assets at September 30, 2004	$ 41,783	$ 60,259	$ 67,037	$ 33,208

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING Financial Services	ING VP Growth and Income	ING GET U.S. Core Series 1	ING GET U.S. Core Series 2
Net assets at January 1, 2003	$ -	$ 2,141,418	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(17,610)	(4)	-
Net realized gain (loss) on investments and capital gains distributions	-	(333,335)	-	-
Net unrealized appreciation (depreciation) during the year	-	564,928	10	-
Net increase (decrease) in net assets from operations	-	213,983	6	-
Changes from principal transactions:				
Total unit transactions	-	(225,724)	2,310	-
Net increase (decrease) in assets derived from principal transactions	-	(225,724)	2,310	-
Total increase (decrease) in net assets	-	(11,741)	2,316	-
Net assets at September 30, 2003	$ -	$ 2,129,677	$ 2,316	$ -
Net assets at January 1, 2004	$ -	$ 2,310,967	$ 2,378	$ 20,639
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,637	(5)	(170)
Net realized gain (loss) on investments and capital gains distributions	-	(200,798)	9	13
Net unrealized appreciation (depreciation) during the year	-	152,727	(6)	211
Net increase (decrease) in net assets from operations	-	(46,434)	(2)	54
Changes from contract transactions:				
Total unit transactions	13	(181,757)	(158)	(537)
Net increase (decrease) in assets derived from principal transactions	13	(181,757)	(158)	(537)
Total increase (decrease) in net assets	13	(228,191)	(160)	(483)
Net assets at September 30, 2004	$ 13	$ 1,901,486	$ 2,156	$ (483)

The accompanying notes are an integral part of these financial statements.

76

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING GET U.S. Core Series 3	ING GET U.S. Core Series 5	ING GET U.S. Core Series 6	ING GNMA Income
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at September 30, 2003	$ -	$ -	$ -	$ -
Net assets at January 1, 2004	$ 207	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(558)	(1)	(4)	2
Net realized gain (loss) on investments and capital gains distributions	(159)	-	-	-
Net unrealized appreciation (depreciation) during the year	(707)	(1)	3	2
Net increase (decrease) in net assets from operations	(1,424)	(2)	(1)	4
Changes from contract transactions:				
Total unit transactions	56,319	663	6,352	212
Net increase (decrease) in assets derived from principal transactions	56,319	663	6,352	212
Total increase (decrease) in net assets	54,895	661	6,351	216
Net assets at September 30, 2004	$ 54,895	$ 661	$ 6,351	$ 216

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING Intermediate Bond	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap
Net assets at January 1, 2003	$ -	$ 23,001	$ 76,539	$ 378,460
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(214)	(639)	1,407
Net realized gain (loss) on investments and capital gains distributions	-	(4,003)	(8,481)	(10,247)
Net unrealized appreciation (depreciation) during the year	-	10,660	22,154	54,606
Net increase (decrease) in net assets from operations	-	6,443	13,034	45,766
Changes from principal transactions:				
Total unit transactions	-	7,584	(1,349)	18,674
Net increase (decrease) in assets derived from principal transactions	-	7,584	(1,349)	18,674
Total increase (decrease) in net assets	-	14,027	11,685	64,440
Net assets at September 30, 2003	$ -	$ 37,028	$ 88,224	$ 442,900
Net assets at January 1, 2004	$ -	$ 47,295	$ 95,972	$ 503,421
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(338)	(594)	1,245
Net realized gain (loss) on investments and capital gains distributions	-	2,698	(7,504)	(8,620)
Net unrealized appreciation (depreciation) during the year	(1)	(9,334)	4,153	9,240
Net increase (decrease) in net assets from operations	(1)	(6,974)	(3,945)	1,865
Changes from contract transactions:				
Total unit transactions	319	(2,418)	(7,028)	24,736
Net increase (decrease) in assets derived from principal transactions	319	(2,418)	(7,028)	24,736
Total increase (decrease) in net assets	318	(9,392)	(10,973)	26,601
Net assets at September 30, 2004	$ 318	$ 27,636	$ 77,251	$ 469,501

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company
Net assets at January 1, 2003	$ 144,261	$ 54,579	$ 8,248	$ 115,085
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(477)	(337)	32	(585)
Net realized gain (loss) on investments and capital gains distributions	(2,199)	(431)	1,014	(10,516)
Net unrealized appreciation (depreciation) during the year	27,681	11,380	152	37,229
Net increase (decrease) in net assets from operations	25,005	10,612	1,198	26,128
Changes from principal transactions:				
Total unit transactions	19,253	9,182	554	3,456
Net increase (decrease) in assets derived from principal transactions	19,253	9,182	554	3,456
Total increase (decrease) in net assets	44,258	19,794	1,752	29,584
Net assets at September 30, 2003	$ 188,519	$ 74,373	$ 10,000	$ 144,669
Net assets at January 1, 2004	$ 233,761	$ 93,931	$ 11,933	$ 167,432
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(878)	(662)	62	(799)
Net realized gain (loss) on investments and capital gains distributions	282	1,563	1,123	2,172
Net unrealized appreciation (depreciation) during the year	9,346	6,616	(946)	(1,912)
Net increase (decrease) in net assets from operations	8,750	7,517	239	(539)
Changes from contract transactions:				
Total unit transactions	67,036	27,852	902	(2,610)
Net increase (decrease) in assets derived from principal transactions	67,036	27,852	902	(2,610)
Total increase (decrease) in net assets	75,786	35,369	1,141	(3,149)
Net assets at September 30, 2004	$ 264,305	$ 109,742	$ 11,141	$ 141,520

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING VP Value Opportunity	ING VP Financial Services	ING VP Growth Opportunities	ING VP International Value
Net assets at January 1, 2003	$ 115,345	$ -	$ 158	$ 12,825
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	55	-	(3)	102
Net realized gain (loss) on investments and capital gains				
distributions	(6,090)	-	(5)	(618)
Net unrealized appreciation (depreciation) during the year	17,499	-	61	3,269
Net increase (decrease) in net assets from operations	11,464	-	53	2,753
Changes from principal transactions:				
Total unit transactions	(3,300)	-	500	7,576
Net increase (decrease) in assets derived from				
principal transactions	(3,300)	-	500	7,576
Total increase (decrease) in net assets	8,164	-	553	10,329
Net assets at September 30, 2003	$ 123,509	$ -	$ 711	$ 23,154
Net assets at January 1, 2004	$ 133,176	$ -	$ 1,297	$ 32,591
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	59	-	(5)	101
Net realized gain (loss) on investments and capital gains				
distributions	(7,834)	-	162	1,222
Net unrealized appreciation (depreciation) during the year	9,743	1	(100)	(228)
Net increase (decrease) in net assets from operations	1,968	1	57	1,095
Changes from contract transactions:				
Total unit transactions	(27,517)	111	(1,354)	12,113
Net increase (decrease) in assets derived from				
principal transactions	(27,517)	111	(1,354)	12,113
Total increase (decrease) in net assets	(25,549)	112	(1,297)	13,208
Net assets at September 30, 2004	$ 97,960	$ 112	$ (586)	$ 36,362

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP Real Estate	ING VP SmallCap Opportunities
Net assets at January 1, 2003	$ 544	$ 457	$ -	$ 2,239
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(13)	-	(16)
Net realized gain (loss) on investments and capital gains distributions	(41)	68	-	(277)
Net unrealized appreciation (depreciation) during the year	152	204	-	879
Net increase (decrease) in net assets from operations	109	259	-	586
Changes from principal transactions:				
Total unit transactions	418	2,298	-	1,815
Net increase (decrease) in assets derived from principal transactions	418	2,298	-	1,815
Total increase (decrease) in net assets	527	2,557	-	2,401
Net assets at September 30, 2003	$ 1,071	$ 3,014	$ -	$ 4,640
Net assets at January 1, 2004	$ 1,571	$ 4,191	$ -	$ 8,045
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	(42)	(22)	(50)
Net realized gain (loss) on investments and capital gains distributions	83	310	7	449
Net unrealized appreciation (depreciation) during the year	(77)	(512)	641	(832)
Net increase (decrease) in net assets from operations	8	(244)	626	(433)
Changes from contract transactions:				
Total unit transactions	81	1,081	12,360	(404)
Net increase (decrease) in assets derived from principal transactions	81	1,081	12,360	(404)
Total increase (decrease) in net assets	89	837	12,986	(837)
Net assets at September 30, 2004	$ 1,160	$ 3,851	$ 12,986	$ 3,803

The accompanying notes are an integral part of these financial statements.

81

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	ING Real Estate	INVESCO Health Sciences	Janus Aspen Series Balanced	Janus Aspen Series Capital Appreciation
Net assets at January 1, 2003	$ -	$ -	$ 353,540	$ 2,019
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	1,714	(17)
Net realized gain (loss) on investments and capital gains distributions	-	-	2,332	(23)
Net unrealized appreciation (depreciation) during the year	-	-	17,049	304
Net increase (decrease) in net assets from operations	-	-	21,095	264
Changes from principal transactions:				
Total unit transactions	-	-	3,918	761
Net increase (decrease) in assets derived from principal transactions	-	-	3,918	761
Total increase (decrease) in net assets	-	-	25,013	1,025
Net assets at September 30, 2003	$ -	$ -	$ 378,553	$ 3,044
Net assets at January 1, 2004	$ -	$ -	$ 385,094	$ 3,177
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	22	(25)
Net realized gain (loss) on investments and capital gains distributions	-	-	(1,627)	103
Net unrealized appreciation (depreciation) during the year	3	-	6,249	41
Net increase (decrease) in net assets from operations	3	-	4,644	119
Changes from contract transactions:				
Total unit transactions	83	18	(30,194)	(151)
Net increase (decrease) in assets derived from principal transactions	83	18	(30,194)	(151)
Total increase (decrease) in net assets	86	18	(25,550)	(32)
Net assets at September 30, 2004	$ 86	$ 18	$ 353,003	$ 3,012

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Janus Aspen Series Flexible Income	Janus Aspen Series Growth	Janus Aspen Series Mid Cap Growth	Janus Aspen Series Worldwide Growth
Net assets at January 1, 2003	$ 92,271	$ 199,166	$ 369,184	$ 513,443
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,555	(1,630)	(3,080)	341
Net realized gain (loss) on investments and capital gains distributions	1,599	(10,886)	(42,892)	(9,696)
Net unrealized appreciation (depreciation) during the year	1,395	42,913	119,896	53,286
Net increase (decrease) in net assets from operations	4,549	30,397	73,924	43,931
Changes from principal transactions:				
Total unit transactions	(338)	(8,327)	(15,935)	(46,429)
Net increase (decrease) in assets derived from principal transactions	(338)	(8,327)	(15,935)	(46,429)
Total increase (decrease) in net assets	4,211	22,070	57,989	(2,498)
Net assets at September 30, 2003	$ 96,482	$ 221,236	$ 427,173	$ 510,945
Net assets at January 1, 2004	$ 89,994	$ 239,988	$ 459,241	$ 536,188
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,523	(1,683)	(3,549)	(1,533)
Net realized gain (loss) on investments and capital gains distributions	1,466	(14,671)	(41,596)	(9,548)
Net unrealized appreciation (depreciation) during the year	(1,182)	3,305	62,910	(17,465)
Net increase (decrease) in net assets from operations	1,807	(13,049)	17,765	(28,546)
Changes from contract transactions:				
Total unit transactions	(11,434)	(26,910)	(45,976)	(85,222)
Net increase (decrease) in assets derived from principal transactions	(11,434)	(26,910)	(45,976)	(85,222)
Total increase (decrease) in net assets	(9,627)	(39,959)	(28,211)	(113,768)
Net assets at September 30, 2004	$ 86,855	$ 181,277	$ 398,962	$ 397,177

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Janus Twenty	Lord Abbett Affiliated	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value - Class VC
Net assets at January 1, 2003	$ 383	$ -	$ 12,172	$ 10,124
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	-	(164)	(116)
Net realized gain (loss) on investments and capital gains distributions	(36)	-	(41)	(298)
Net unrealized appreciation (depreciation) during the year	92	-	2,973	2,045
Net increase (decrease) in net assets from operations	53	-	2,768	1,631
Changes from principal transactions:				
Total unit transactions	42	-	17,732	8,851
Net increase (decrease) in assets derived from principal transactions	42	-	17,732	8,851
Total increase (decrease) in net assets	95	-	20,500	10,482
Net assets at September 30, 2003	$ 478	$ -	$ 32,672	$ 20,606
Net assets at January 1, 2004	$ 563	$ -	$ 50,532	$ 28,509
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	-	(589)	(378)
Net realized gain (loss) on investments and capital gains distributions	(12)	-	16	522
Net unrealized appreciation (depreciation) during the year	67	2	816	3,572
Net increase (decrease) in net assets from operations	50	2	243	3,716
Changes from contract transactions:				
Total unit transactions	28	131	38,696	36,765
Net increase (decrease) in assets derived from principal transactions	28	131	38,696	36,765
Total increase (decrease) in net assets	78	133	38,939	40,481
Net assets at September 30, 2004	$ 556	$ 133	$ 71,611	$ 61,087

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Lord Abbett Mid-Cap Value - Class A	Lord Abbett Small-Cap Value	Massachusetts Investors Growth Stock	MFS® Total Return
Net assets at January 1, 2003	$ 21	$ -	$ -	$ 39,338
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	441
Net realized gain (loss) on investments and capital gains distributions	(2)	-	-	(232)
Net unrealized appreciation (depreciation) during the year	-	-	-	3,377
Net increase (decrease) in net assets from operations	(2)	-	-	3,586
Changes from principal transactions:				
Total unit transactions	(19)	-	-	9,288
Net increase (decrease) in assets derived from principal transactions	(19)	-	-	9,288
Total increase (decrease) in net assets	(21)	-	-	12,874
Net assets at September 30, 2003	$ -	$ -	$ -	$ 52,212
Net assets at January 1, 2004	$ -	$ -	$ -	$ 58,033
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	546
Net realized gain (loss) on investments and capital gains distributions	-	-	-	79
Net unrealized appreciation (depreciation) during the year	5	9	(1)	1,343
Net increase (decrease) in net assets from operations	5	9	(1)	1,968
Changes from contract transactions:				
Total unit transactions	118	307	156	7,220
Net increase (decrease) in assets derived from principal transactions	118	307	156	7,220
Total increase (decrease) in net assets	123	316	155	9,188
Net assets at September 30, 2004	$ 123	$ 316	$ 155	$ 61,400

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Mutual Discovery	New Perspective - Class R-3	New Perspective - Class R-4	Oppenheimer Developing Markets
Net assets at January 1, 2003	$ -	$ -	$ -	$ 1,294
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	(14)
Net realized gain (loss) on investments and capital gains distributions	-	-	-	592
Net unrealized appreciation (depreciation) during the year	-	-	-	21
Net increase (decrease) in net assets from operations	-	-	-	599
Changes from principal transactions:				
Total unit transactions	-	-	-	1,251
Net increase (decrease) in assets derived from principal transactions	-	-	-	1,251
Total increase (decrease) in net assets	-	-	-	1,850
Net assets at September 30, 2003	$ -	$ -	$ -	$ 3,144
Net assets at January 1, 2004	$ -	$ -	$ -	$ 6,248
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(6)	(65)
Net realized gain (loss) on investments and capital gains distributions	-	-	1	414
Net unrealized appreciation (depreciation) during the year	3	2	88	559
Net increase (decrease) in net assets from operations	3	2	83	908
Changes from contract transactions:				
Total unit transactions	112	113	4,344	6,111
Net increase (decrease) in assets derived from principal transactions	112	113	4,344	6,111
Total increase (decrease) in net assets	115	115	4,427	7,019
Net assets at September 30, 2004	$ 115	$ 115	$ 4,427	$ 10,163

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Oppenheimer Capital Appreciation	Oppenheimer Global	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth
Net assets at January 1, 2003	$ -	$ -	$ -	$ 3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	1
Net increase (decrease) in net assets from operations	-	-	-	1
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	1
Net assets at September 30, 2003	$ -	$ -	$ -	$ 4
Net assets at January 1, 2004	$ -	$ -	$ -	$ 4
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	167	-	10	(1)
Net increase (decrease) in assets derived from principal transactions	167	-	10	(1)
Total increase (decrease) in net assets	167	-	10	(1)
Net assets at September 30, 2004	$ 167	$ -	$ 10	$ 3

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Oppenheimer Global Securities	Oppenheimer Main Street® Fund/VA	Oppenheimer Main Street® Small Cap/VA	Oppenheimer Strategic Bond
Net assets at January 1, 2003	$ 117,400	$ 28	$ -	$ 16,662
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(8)	-	-	1,189
Net realized gain (loss) on investments and capital gains distributions	(5,578)	-	-	847
Net unrealized appreciation (depreciation) during the year	33,523	3	-	753
Net increase (decrease) in net assets from operations	27,937	3	-	2,789
Changes from principal transactions:				
Total unit transactions	33,470	(2)	-	8,437
Net increase (decrease) in assets derived from principal transactions	33,470	(2)	-	8,437
Total increase (decrease) in net assets	61,407	1	-	11,226
Net assets at September 30, 2003	$ 178,807	$ 29	$ -	$ 27,888
Net assets at January 1, 2004	$ 251,043	$ 32	$ -	$ 32,607
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,342	-	-	1,493
Net realized gain (loss) on investments and capital gains distributions	(327)	-	-	604
Net unrealized appreciation (depreciation) during the year	2,987	-	-	(999)
Net increase (decrease) in net assets from operations	4,002	-	-	1,098
Changes from contract transactions:				
Total unit transactions	82,043	9	4	7,161
Net increase (decrease) in assets derived from principal transactions	82,043	9	4	7,161
Total increase (decrease) in net assets	86,045	9	4	8,259
Net assets at September 30, 2004	$ 264,852	$ 38	$ 4	$ 36,147

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Pax World Balanced	PIMCO NFJ Small-Cap Value	PIMCO VIT Real Return	Pioneer High Yield
Net assets at January 1, 2003	$ 1,605	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(35)	-	-	-
Net unrealized appreciation (depreciation) during the year	175	-	-	-
Net increase (decrease) in net assets from operations	138	-	-	-
Changes from principal transactions:				
Total unit transactions	898	-	-	-
Net increase (decrease) in assets derived from principal transactions	898	-	-	-
Total increase (decrease) in net assets	1,036	-	-	-
Net assets at September 30, 2003	$ 2,641	$ -	$ -	$ -
Net assets at January 1, 2004	$ 3,605	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(12)	-	-	1
Net realized gain (loss) on investments and capital gains distributions	126	-	31	-
Net unrealized appreciation (depreciation) during the year	62	2	51	2
Net increase (decrease) in net assets from operations	176	2	82	3
Changes from contract transactions:				
Total unit transactions	5,695	37	3,811	224
Net increase (decrease) in assets derived from principal transactions	5,695	37	3,811	224
Total increase (decrease) in net assets	5,871	39	3,893	227
Net assets at September 30, 2004	$ 9,476	$ 39	$ 3,893	$ 227

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Pioneer Equity Income		Pioneer Fund		Pioneer High Yield VCT		Pioneer Mid Cap Value	
Net assets at January 1, 2003	$	3,782	$	432	$	-	$	2,143
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		67		1		-		(15)
Net realized gain (loss) on investments and capital gains								
distributions		(84)		(8)		-		16
Net unrealized appreciation (depreciation) during the year		534		81		-		545
Net increase (decrease) in net assets from operations		517		74		-		546
Changes from principal transactions:								
Total unit transactions		3,661		611		-		2,791
Net increase (decrease) in assets derived from								
principal transactions		3,661		611		-		2,791
Total increase (decrease) in net assets		4,178		685		-		3,337
Net assets at September 30, 2003	$	7,960	$	1,117	$	-	$	5,480
Net assets at January 1, 2004	$	10,691	$	1,522	$	-	$	11,735
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		134		(1)		14		(88)
Net realized gain (loss) on investments and capital gains								
distributions		519		57		40		375
Net unrealized appreciation (depreciation) during the year		202		(36)		19		1,493
Net increase (decrease) in net assets from operations		855		20		73		1,780
Changes from contract transactions:								
Total unit transactions		5,912		706		3,583		18,940
Net increase (decrease) in assets derived from								
principal transactions		5,912		706		3,583		18,940
Total increase (decrease) in net assets		6,767		726		3,656		20,720
Net assets at September 30, 2004	$	17,458	$	2,248	$	3,656	$	32,455

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Scudder Equity 500 Index	T. Rowe Price Mid-Cap Value	Templeton Foreign	Templeton Growth
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(6)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	(6)	-
Changes from principal transactions:				
Total unit transactions	-	-	6	-
Net increase (decrease) in assets derived from principal transactions	-	-	6	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at September 30, 2003	$ -	$ -	$ -	$ -
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	6	6	-
Net increase (decrease) in net assets from operations	-	6	6	-
Changes from contract transactions:				
Total unit transactions	-	283	296	35
Net increase (decrease) in assets derived from principal transactions	-	283	296	35
Total increase (decrease) in net assets	-	289	302	35
Net assets at September 30, 2004	$ -	$ 289	$ 302	$ 35

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Templeton Global	UBS U.S. Small Cap Growth	Vanguard® 500 Index	Vanguard® Variable Insurance
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at September 30, 2003	$ -	$ -	$ -	$ -
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	34	-	-	-
Net increase (decrease) in net assets from operations	42	-	-	-
Changes from contract transactions:				
Total unit transactions	1,650	43	12	186
Net increase (decrease) in assets derived from principal transactions	1,650	43	12	186
Total increase (decrease) in net assets	1,692	43	12	186
Net assets at September 30, 2004	$ 1,692	$ 43	$ 12	$ 186

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and 2003
(Dollars in thousands)
(Unaudited)

	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors[SM] - Class R-3	Washington Mutual Investors[SM] - Class R-4
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at September 30, 2003	$ -	$ -	$ -	$ -
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(2)	3	45
Net realized gain (loss) on investments and capital gains distributions	-	(11)	-	-
Net unrealized appreciation (depreciation) during the year	10	22	4	134
Net increase (decrease) in net assets from operations	8	9	7	179
Changes from contract transactions:				
Total unit transactions	1,079	1,129	777	16,272
Net increase (decrease) in assets derived from principal transactions	1,079	1,129	777	16,272
Total increase (decrease) in net assets	1,087	1,138	784	16,451
Net assets at September 30, 2004	$ 1,087	$ 1,138	$ 784	$ 16,451

The accompanying notes are an integral part of these financial statements.

1.   Organization

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At September 30, 2004, the Account had 140 investment divisions (the "Divisions"), 76 of which invest in independently managed mutual funds and 64 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at September 30, 2004 and related Trusts are as follows:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A**
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I
   AIM V.I. Core Equity Fund - Series I
   AIM V.I. Growth Fund - Series I
   AIM V.I. Premier Equity Fund - Series I
Alliance Bernstein Growth and Income Fund -
   Class A**
American Balanced Fund® - Class R-3**
American Century® Income & Growth Fund-
   Advisor Class
Ariel Investment Trust:
   Ariel Appreciation Fund**
   Ariel Fund**
Baron Asset Fund**
Baron Growth Fund*
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio

EuroPacific Growth Fund® - Class R-3**
EuroPacific Growth Fund® - Class R-4**
Evergreen Special Values Fund - Class A
Fidelity® Advisor Mid Cap Fund - Class T**
Fidelity® Variable Insurance Products:
   Fidelity® VIP *Asset Manager*℠ Portfolio - Initial
     Class
   Fidelity® VIP Contrafund® Portfolio - Initial
     Class
   Fidelity® VIP Equity-Income Portfolio - Initial
     Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio-Initial
     Class
   Fidelity® VIP Index 500 Portfolio-Initial Class
   Fidelity® VIP Overseas Portfolio-Initial Class
Franklin Strategic Series:
   Franklin Small-Mid Cap Growth Fund - Class
     A**

Franklin Templeton Variable Insurance Products
  Trust:
  Franklin Small Cap Value Securities Fund-
    Class 2
The Growth Fund of America® - Class A*
The Growth Fund of America® - Class R-3**
The Growth Fund of America® - Class R-4**
The Income Fund of America® - Class R-3**
ING GET Funds:
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING VP Balanced Portfolios, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
  ING Julius Baer Foreign Portfolio - Service
    Class**
  ING MFS Total Return Portfolio - Service*
  ING T. Rowe Price Equity Income - Service*
ING Partners, Inc.:
  ING Aeltus Enhanced Index Portfolio - Service
    Class*
  ING Alger Aggressive Growth Portfolio - Initial
    Class
  ING Alger Aggressive Growth Portfolio - Service
    Class
  ING Alger Growth Portfolio - Service Class
  ING American Century Small Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service
    Class
  ING Goldman Sachs® Capital Growth Portfolio -
    Service Class
  ING JPMorgan International Portfolio - Initial
    Class
  ING JPMorgan Mid Cap Value Portfolio -
    Service Class
  ING MFS Capital Opportunities Portfolio - Initial
    Class
  ING MFS Global Growth Portfolio - Service
    Class
  ING OpCap Balanced Value Portfolio - Service
    Class

ING Partners, Inc. (continued):
  ING PIMCO Total Return Portfolio - Service
    Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING Salomon Brothers Fundamental Value
    Portfolio - Service Class
  ING Salomon Brothers Investors Value Portfolio
    - Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Initial Class
  ING T. Rowe Price Growth Equity Portfolio -
    Service Class**
  ING UBS U.S. Allocation Portfolio - Service
    Class
  ING UBS Large Cap Equity Portfolio - Initial
    Class
  ING Van Kampen Comstock Portfolio - Service
    Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced Portfolio -
    Class I
  ING VP Strategic Allocation Growth Portfolio -
    Class I
  ING VP Strategic Allocation Income Portfolio -
    Class I
  ING Financial Services Fund - Class A**
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET US Core Portfolio - Series 1*
  ING GET US Core Portfolio - Series 2*
  ING GET US Core Portfolio - Series 3*
  ING GET US Core Portfolio - Series 5**
  ING GET US Core Portfolio - Series 6**
ING GNMA Income Fund - Class A
ING Intermediate Bond Fund - Class A
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology
    Portfolio - Class I**
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I**
  ING VP Growth Opportunities Portfolio - Class I
  ING VP International Value Portfolio - Class I

ING Variable Products Trust (continued):
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio-Class I
  ING VP Real Estate Portfolio - Class I**
  ING VP SmallCap Opportunities Portfolio-
    Class I
ING Real Estate Fund - Class A**
INVESCO Health Sciences Fund - Investor Class**
Janus Aspen Series:
  Janus Aspen Balanced Portfolio-Institutional
    Shares
  Janus Aspen Capital Appreciation Portfolio-
    Service Shares
  Janus Aspen Flexible Income Portfolio-
    Institutional Shares
  Janus Aspen Growth Portfolio-Institutional
    Shares
  Janus Aspen Mid Cap Growth Portfolio-
    Institutional Shares
  Janus Aspen Worldwide Growth Portfolio-
    Institutional Shares
Janus Twenty Fund
Lord Abbett Affiliated Fund - Class A**
Lord Abbett Series Fund, Inc.:
  Lord Abbett Growth and Income Portfolio –
    Class VC
  Lord Abbett Mid-Cap Value Portfolio-Class VC
Lord Abbett Mid Cap Value Fund - Class A**
Lord Abbett Small-Cap Value Fund - Class A**
Massachusetts Investors Growth Stock Fund -
  Class A**
MFS® Variable Insurance Trust℠:
  MFS® Total Return Series-Initial Class
Mutual Discovery Fund - Class R**
New Perspective Fund® - Class R-3**
New Perspective Fund® - Class R-4**
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Capital Appreciation Fund -
  Class A**
Oppenheimer Global Fund**

Oppenheimer Main Street Fund® - Class A**
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Main Street® Small Cap
    Fund/VA**
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
PIMCO NFJ Small-Cap Value Fund - Class A**
PIMCO VIT Real Return Portfolio - Admin Class**
Pioneer High Yield Fund - Class A**
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio-Class I
  Pioneer Fund VCT Portfolio-Class I
  Pioneer High Yield VCT Portfolio - Class I**
  Pioneer Mid Cap Value VCT Portfolio-Class I
Scudder Equity 500 Index Fund**
T. Rowe Price Mid-Cap Value Fund - R Class**
Templeton Foreign Fund - Class A*
Templeton Growth Fund, Inc. - Class A**
Templeton Income Trust:
  Templeton Global Bond Fund - Class A**
UBS U.S. Small Cap Growth Fund - Class A**
Vanguard® 500 Index Fund - Investor Shares**
Vanguard® Variable Insurance Fund - Equity
  Income Portfolio**
Wangers Advisors Trust:
  Wanger Select**
  Wanger U.S. Smaller Companies**
Washington Mutual Investors Fund℠ - Class R-3**
Washington Mutual Investors Fund℠ - Class R-4**

*   Investment Division added in 2003
** Investment Division added in 2004

96

The names of certain Divisions were changed during 2004. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING GET Fund:	ING GET Fund:
ING VP Balanced Portfolio, Inc. - Class I	ING VP Balanced Portfolio, Inc. - Class R
ING VP Intermediate Bond Portfolio - Class I	ING VP Bond Portfolio - Class R
ING VP Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class R
ING Partners, Inc.:	ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class	ING DSI Enhanced Index Portfolio - Service Class
ING JP Morgan International Portfolio - Initial Class	ING JP Morgan Fleming International Portfolio - Initial Class
ING UBS U.S. Allocation Portfolio - Service Class	ING UBS Tactical Asset Allocation Portfolio - Service Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING MFS Research Equity Portfolio
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Balanced Portfolio - Class R
ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class R
ING VP Strategic Allocation Income Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class R
ING Variable Funds:	ING Variable Funds:
ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class R
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Growth Portfolio - Class I	ING VP Growth Portfolio - Class R
ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class R
ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class R
ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class R
ING VP International Equity Portfolio - Class I	ING VP International Equity Portfolio - Class R
ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class R
ING VP Value Opportunity Portfolio - Class I	ING VP Value Opportunity Portfolio - Class R
ING Variable Products Trust:	ING Variable Products Trust:
ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class R
ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class R
ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class R
ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class R

During 2004, the Chapman DEM® Equity Fund - International Shares and Lord Abbett Mid-Cap Value Fund - Class A were closed to Contractowners.

97

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Variable Annuity Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the Contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

3.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

Contract Maintenance Charges

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, and currently ranges up to 7%, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

4.   Related Party Transactions

During the nine months ended September 30, 2004, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Variable Portfolios, Inc., ING VP Emerging Markets Fund, Inc., ING VP Natural Resources Trust, ING VP Growth and Income Portfolio, ING Strategic Allocation Portfolio, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ING Life Insurance and Annuity Company, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Nine months ended September 30			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Growth Series:				
AIM Mid Cap Equity	$ 177	$ 1	$ -	$ -
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	1,370	1,924	2,628	1,796
AIM V.I. Core Equity	1,490	6,283	2,108	2,268
AIM V.I. Growth	1,772	1,770	2,444	767
AIM V.I. Premier Equity	1,356	2,630	2,035	1,029
AllianceBernstein Growth and Income Fund	16	-	-	-
American Balanced	666	32	-	-
American Century® Income & Growth	1,442	639	1,441	788
Ariel Investment Trust:				
Ariel Appreciation	153	-	-	-
Ariel	30	-	-	-
Baron Asset	22	-	-	-
Baron Growth	201	1	129	129
Calvert Variable Series, Inc.:				
Calvert Social Balanced	5,995	4,580	3,623	3,601
Chapman DEM® Equity	-	-	2	53
EuroPacific Growth - R-3	346	8	-	-
EuroPacific Growth - R-4	8,718	2,220	-	-
Evergreen Special Values	17,849	1,319	3,836	1,949
Fidelity® Advisor Mid Cap	302	-	-	-
Fidelity® Variable Insurance Products:				
Fidelity® VIP *Asset Manager*[SM]	4,070	4,060	2,220	1,355
Fidelity® VIP Contrafund®	74,393	19,649	53,504	12,995
Fidelity® VIP Equity-Income	47,687	8,822	30,268	11,733
Fidelity® VIP Growth	20,793	17,125	22,591	20,676
Fidelity® VIP High Income	5,305	6,291	25,466	22,396
Fidelity® VIP Index 500	9,805	3,768	13,017	7,443
Fidelity® VIP Overseas	23,484	16,580	370,790	370,929
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth	46	-	-	-
Franklin Templeton Variable Insurance				
Products Trust:				
Franklin Small Cap Value Securities	21,154	7,593	9,710	6,889
The Growth Fund of America® - Class R-3	696	-	-	-
The Growth Fund of America® - Class R-4	23,426	-	-	-

	Nine months ended September 30			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
The Income Fund of America® - Class R-3	$ 61	$ -	$ -	$ -
ING GET Funds:				
ING GET Fund - Series D	5,798	152,830	8,244	56,202
ING GET Fund - Series E	5,286	80,019	3,915	17,642
ING GET Fund - Series G	1,066	5,090	1,123	3,258
ING GET Fund - Series H	836	4,670	876	3,601
ING GET Fund - Series I	36	268	39	83
ING GET Fund - Series J	17	29	14	17
ING GET Fund - Series K	56	212	101	310
ING GET Fund - Series L	37	290	42	17
ING GET Fund - Series Q	149	394	-	610
ING GET Fund - Series S	1,378	7,824	84	10,495
ING VP Balanced	30,278	33,179	22,684	53,255
ING VP Emerging Markets	10,027	9,477	53,401	53,629
ING VP Intermediate Bond	97,724	83,244	28,313	72,329
ING VP Money Market	58,242	82,747	1,079,953	1,156,915
ING VP Natural Resources	4,016	3,548	4,328	5,559
ING Investors Trust:				
ING Julius Baer Foreign	1,019	536	-	-
ING MFS Total Return	11,765	521	2,778	79
ING T. Rowe Price Equity Income	19,648	691	1,249	38
ING Partners, Inc.:				
ING Aeltus Enhanced Index	2,531	1,989	458	42
ING Alger Aggressive Growth - Initial Class	-	5	111	101
ING Alger Aggressive Growth - Service Class	5,340	4,098	5,758	1,035
ING Alger Growth	1,345	1,175	1,707	395
ING American Century Small Cap Value	15,487	2,945	2,328	211
ING Baron Small Cap Growth	24,907	3,626	6,627	633
ING Goldman Sachs® Capital Growth	563	193	411	169
ING JPMorgan International	22,038	27,621	667,384	679,955
ING JPMorgan Mid Cap Value	6,674	423	2,135	565
ING MFS Capital Opportunities	3,456	18,787	5,573	14,238
ING MFS Global Growth	2,047	1,639	1,141	489
ING OpCap Balanced Value	9,891	1,037	4,598	196
ING PIMCO Total Return	17,789	10,670	23,844	12,762
ING Salomon Brothers Aggressive Growth	8,327	26,138	19,964	18,244
ING Salomon Brothers Fundamental Value	3,354	1,609	8,841	3,633
ING Salomon Brother Investors Value	3,214	1,465	2,868	416
ING T. Rowe Price Growth Equity - Initial Class	31,357	7,844	21,970	9,761
ING T. Rowe Price Growth Equity - Service Class	129	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

	Nine months ended September 30			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING UBS U.S. Allocation	$ 1,072	$ 384	$ 501	$ 318
ING UBS U.S. Large Cap Equity	5,412	12,485	2,933	12,028
ING Van Kampen Comstock	24,833	4,853	9,493	349
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	11,358	5,064	4,411	3,358
ING VP Strategic Allocation Growth	9,343	5,822	3,886	3,638
ING VP Strategic Allocation Income	10,547	9,331	3,285	4,728
ING Financial Services Fund	13	-	-	-
ING Variable Funds:				
ING VP Growth and Income	63,169	243,289	5,471	248,805
ING Variable Insurance Trust:				
ING GET US Core - Series 1	18	179	2,370	64
ING GET US Core - Series 2	149	856	-	-
ING GET US Core - Series 3	72,246	16,485	-	-
ING GET US Core - Series 5	673	11	-	-
ING GET US Core - Series 6	6,825	477	-	-
ING GNMA Income	214	-	-	-
ING Intermediate Bond	319	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	9,963	12,719	21,911	14,541
ING VP Growth	2,880	10,502	7,471	9,459
ING VP Index Plus LargeCap	53,898	27,917	46,833	26,752
ING VP Index Plus MidCap	69,023	2,865	30,175	11,399
ING VP Index Plus SmallCap	33,125	5,288	21,336	12,491
ING VP International Equity	7,751	6,787	22,850	22,264
ING VP Small Company	13,260	16,669	58,420	55,549
ING VP Value Opportunity	4,921	32,379	8,814	12,059
ING Variable Products Trust:				
ING VP Financial Services	116	5	-	-
ING VP Growth Opportunities	538	1,897	639	142
ING VP International Value	19,667	7,453	10,074	2,396
ING VP MagnaCap	464	381	607	191
ING VP MidCap Opportunties	2,846	1,807	2,947	662
ING VP Real Estate	12,408	70	-	-
ING VP SmallCap Opportunities	1,799	2,253	2,435	636
ING Real Estate	83	-	-	-
INVESCO Health Sciences	18	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

	Nine months ended September 30			
	2004		**2003**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Janus Aspen Series:				
Janus Aspen Balanced	$ 12,341	$ 42,513	$ 33,399	$ 27,767
Janus Aspen Capital Appreciation	548	724	1,188	444
Janus Aspen Flexible Income	9,086	18,341	22,796	21,579
Janus Aspen Growth	6,254	34,847	9,869	19,826
Janus Aspen Mid Cap Growth	5,393	54,918	22,760	41,775
Janus Aspen Worldwide Growth	11,587	98,342	24,347	70,435
Janus Twenty	77	54	96	57
Lord Abbett Affiliated	131	-	-	-
Lord Abbett Series Fund, Inc.:				
Lord Abbett Growth and Income	38,327	220	17,855	287
Lord Abbett Mid-Cap Value - Class VC	38,794	2,407	10,322	1,587
Lord Abbett Mid-Cap Value - Class A	118	-	93	112
Lord Abbett Small-Cap Value	307	-	-	-
Massachusetts Investors Growth	156	-	-	-
MFS® Variable Insurance Trust℠:				
MFS® Total Return	10,191	2,425	12,111	2,382
Mutual Discovery	112	-	-	-
New Perspective - Class R-3	113	-	-	-
New Perspective - Class R-4	4,349	11	-	-
Oppenheimer Developing Markets	12,032	5,986	16,208	14,971
Oppenheimer Capital Appreciation	167	-	-	-
Oppenheimer Global	-	-	-	-
Oppenheimer Main Street - Class A	10	-	-	-
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	-	1	1	1
Oppenheimer Global Securities	90,551	7,166	41,848	8,386
Oppenheimer Main Street® - Fund/VA	12	3	-	2
Oppenheimer Main Street® Small Cap/VA	4	-	-	-
Oppenheimer Strategic Bond	15,441	6,787	31,243	21,617
Pax World Balanced	7,683	2,000	1,082	186
PIMCO NFJ Small-Cap Value	37	-	118	118
PIMCO VIT Real Return	6,017	2,206	-	-
Pioneer High Yield	225	-	-	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income	8,835	2,789	4,968	1,240
Pioneer Fund	1,025	320	663	51
Pioneer High Yield VCT	7,235	3,638	-	-
Pioneer Mid Cap Value	19,580	510	4,153	1,377
Scudder Equity 500 Index	-	-	-	-

	Nine months ended September 30			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
T. Rowe Price Mid-Cap Value	$ 293	$ 10	$ -	$ -
Templeton Foreign	296	-	60	60
Templeton Growth	35	-	-	-
Templeton Income Trust:				
Templeton Global Bond	1,658	-	-	-
UBS U.S. Small Cap Growth	43	-	-	-
Vanguard® 500 Index	12	-	-	-
Vanguard® Variable Insurance	186	-	-	-
Wangers Advisors Trust:			-	-
Wanger Select	1,077	-	-	-
Wanger U.S. Smaller Companies	1,127	-	-	-
Washington Mutual Investors[SM] - Class R-3	780	-	-	-
Washington Mutual Investors[SM] - Class R-4	16,317	-	-	-

105

6.   Changes in Units

The changes in units outstanding were as follows:

	Nine months ended September 30	
	2004	**2003**
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
AIM Growth Series:		
AIM Mid Cap Equity	17,257	-
AIM Variable Insurance Funds:		
AIM V.I. Capital Appreciation	(49,446)	136,874
AIM V.I. Core Equity	(587,294)	22,284
AIM V.I. Growth	14,885	397,384
AIM V.I. Premier Equity	(171,590)	187,403
AllianceBernstein Growth & Income	1,618	-
American Balanced	63,411	-
American Century® Income & Growth	85,794	84,788
Ariel Investment Trust:		
Ariel Appreciation	15,364	-
Ariel	2,898	-
Baron Asset	2,118	-
Baron Growth	19,688	-
Calvert Variable Series, Inc.:		
Calvert Social Balanced	164,586	47,129
Chapman DEM® Equity	-	-
EuroPacific Growth - R-3	33,684	-
EuroPacific Growth - R-4	654,119	-
Evergreen Special Values	1,043,737	157,180
Fidelity® Advisor Mid Cap	30,857	-
Fidelity® Variable Insurance Products:		
Fidelity® VIP Asset Manager[SM]	(24,372)	19,573
Fidelity® VIP Contrafund®	2,982,483	2,444,533
Fidelity® VIP Equity-Income	2,164,151	1,203,245
Fidelity® VIP Growth	511,380	369,316
Fidelity® VIP High Income	(184,018)	391,121
Fidelity® VIP Index 500	250,924	272,816
Fidelity® VIP Overseas	567,852	129,709
Franklin Strategic Series:		
Franklin Small-Mid Cap Growth	4,824	-
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities	1,082,131	298,486
The Growth Fund of America® - Class R-3	70,581	-
The Growth Fund of America® - Class R-4	2,385,119	-
The Income Fund of America® - Class R-3	6,027	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

| | Nine months ended September 30 | |
| | 2004 | 2003 |
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
ING GET Funds:		
ING GET Fund - Series D	(14,947,889)	(5,237,768)
ING GET Fund - Series E	(7,588,994)	(1,586,725)
ING GET Fund - Series G	(457,893)	(284,946)
ING GET Fund - Series H	(420,555)	(322,016)
ING GET Fund - Series I	(24,934)	(6,646)
ING GET Fund - Series J	(2,393)	(1,166)
ING GET Fund - Series K	(19,086)	(24,552)
ING GET Fund - Series L	(27,226)	(503)
ING GET Fund - Series Q	(33,795)	(54,742)
ING GET Fund - Series S	(698,284)	(993,304)
ING VP Balanced	(27,653)	(1,721,934)
ING VP Emerging Markets	43,137	(537)
ING VP Intermediate Bond	(148,740)	(2,228,736)
ING VP Money Market	(1,686,587)	(4,362,814)
ING VP Natural Resources	31,632	(93,499)
ING Investors Trust:		
ING Julius Baer Foreign	49,757	-
ING MFS Total Return	943,499	245,188
ING T. Rowe Price Equity Income	1,445,679	105,212
ING Partners, Inc.:		
ING Aeltus Enhanced Index	69,563	59,928
ING Alger Aggressive Growth - Initial Class	(318)	1,153
ING Alger Aggressive Growth - Service Class	147,732	745,411
ING Alger Growth	16,698	174,196
ING American Century Small Cap Value	1,091,188	238,433
ING Baron Small Cap Growth	1,725,675	622,162
ING Goldman Sachs® Capital Growth	37,223	28,098
ING JPMorgan International	(257,634)	(524,516)
ING JPMorgan Mid Cap Value	504,649	153,499
ING MFS Capital Opportunities	(682,280)	(466,884)
ING MFS Global Growth	37,211	72,172
ING OpCap Balanced Value	686,248	394,346
ING PIMCO Total Return	647,680	1,033,330
ING Salomon Brothers Aggressive Growth	(1,450,828)	464,208
ING Salomon Brothers Fundamental Value	113,071	368,173
ING Salomon Brother Investors Value	134,316	225,748
ING T. Rowe Price Growth Equity - Initial Class	1,467,350	863,208
ING T. Rowe Price Growth Equity - Service Class	13,507	-
ING UBS U.S. Allocation	23,950	4,926

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

	Nine months ended September 30	
	2004	**2003**
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
ING Partners, Inc.:		
ING UBS U.S. Large Cap Equity	(547,835)	(758,328)
ING Van Kampen Comstock	1,747,491	983,673
ING Strategic Allocation Portfolios, Inc.:		
ING VP Strategic Allocation Balanced	420,610	14,577
ING VP Strategic Allocation Growth	254,004	14,686
ING VP Strategic Allocation Income	76,339	(152,779)
ING Financial Services	1,349	-
ING Variable Funds:		
ING VP Growth and Income	(8,430,990)	(13,793,631)
ING Variable Insurance Trust:		
ING GET US Core - Series 1	(15,299)	231,162
ING GET US Core - Series 2	(52,612)	45,036
ING GET US Core - Series 3	5,617,572	-
ING GET US Core - Series 5	66,445	-
ING GET US Core - Series 6	635,102	-
ING GNMA Income	21,293	-
ING Intermediate Bond	31,266	-
ING Variable Portfolios, Inc.:		
ING VP Global Science and Technology	(966,435)	2,365,284
ING VP Growth	(554,873)	(164,641)
ING VP Index Plus LargeCap	1,664,959	1,322,247
ING VP Index Plus MidCap	3,863,914	1,380,081
ING VP Index Plus SmallCap	2,105,300	883,250
ING VP International Equity	115,469	93,276
ING VP Small Company	(133,530)	165,218
ING VP Value Opportunity	(1,669,924)	(301,658)
ING Variable Products Trust:		
ING VP Financial Services	10,960	-
ING VP Growth Opportunities	(163,512)	73,421
ING VP International Value	1,134,484	924,832
ING VP MagnaCap	8,792	57,698
ING VP MidCap Opportunties	104,264	292,148
ING VP Real Estate	1,099,784	-
ING VP SmallCap Opportunities	(64,144)	301,953
ING Real Estate	7,965	-
INVESCO Health Sciences	1,962	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

| | Nine months ended September 30 | |
| | 2004 | 2003 |
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
Janus Aspen Series:		
Janus Aspen Balanced	(1,337,160)	275,359
Janus Aspen Capital Appreciation	(24,248)	115,184
Janus Aspen Flexible Income	(627,806)	1,397
Janus Aspen Growth	(1,657,759)	(685,018)
Janus Aspen Mid Cap Growth	(2,695,409)	(1,010,718)
Janus Aspen Worldwide Growth	(4,738,198)	(3,118,049)
Janus Twenty	5,340	10,854
Lord Abbett Affiliated	13,294	-
Lord Abbett Series Fund, Inc.:		
Lord Abbett Growth and Income	3,700,434	2,081,414
Lord Abbett Mid-Cap Value - Class VC	3,297,954	1,015,113
Lord Abbett Mid-Cap Value - Class A	11,587	-
Lord Abbett Small-Cap Value	29,731	-
Massachusetts Investors Growth Stock	16,318	-
MFS® Variable Insurance Trust℠:		
MFS® Total Return	537,806	797,276
Mutual Discovery	11,022	-
New Perspective - Class R-3	11,555	-
New Perspective - Class R-4	437,463	-
Oppenheimer Developing Markets	326,813	118,302
Oppenheimer Capital Appreciation	17,462	-
Oppenheimer Global	22	-
Oppenheimer Main Street - Class A	1,035	-
Oppenheimer Variable Account Funds:		
Oppenheimer Aggressive Growth	-	-
Oppenheimer Global Securities	5,103,241	2,702,958
Oppenheimer Main Street® - Fund/VA	-	-
Oppenheimer Main Street® Small Cap/VA	369	-
Oppenheimer Strategic Bond	531,179	723,206
Pax World Balanced	585,673	101,637
PIMCO NFJ Small-Cap Value	3,625	-
PIMCO VIT Real Return	369,511	-
Pioneer High Yield	22,390	-
Pioneer Variable Contracts Trust:		
Pioneer Equity Income	571,432	437,430
Pioneer Fund	76,219	78,198
Pioneer High Yield VCT	347,340	-
Pioneer Mid Cap Value	1,489,641	281,480
Scudder Equity 500 Index Fund - Investment	17	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

| | Nine months ended September 30 | |
| | 2004 | 2003 |
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
T. Rowe Price Mid-Cap Value	27,674	-
Templeton Foreign Fund	30,029	-
Templeton Growth	3,488	-
Templeton Income Trust:		
Templeton Global Bond	157,456	-
UBS U.S. Small Cap Growth	4,629	-
Vanguard® 500 Index	1,177	-
Vanguard® Variable Insurance	18,014	-
Wangers Advisors Trust:		
Wanger Select	108,700	-
Wanger U.S. Smaller Companies	112,093	-
Washington Mutual Investors^SM - Class R-3	77,468	-
Washington Mutual Investors^SM - Class R-4	1,611,129	-

110

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

7. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM Mid Cap Core Equity			
Contracts in accumulation period:			
ING MAP PLUS NP11	17,257.105	$ 10.26	$ 177,058
	17,257.105		$ 177,058
AIM V.I. Capital Appreciation			
Contracts in accumulation period:			
Qualified VI	990,822.160	$ 8.41	$ 8,332,814
Qualified VIII	1,100.172	8.41	9,252
Qualified X (1.15)	5,793.858	8.46	49,016
Qualified X (1.25)	81,484.250	8.41	685,283
Qualified XII (0.05)	20,339.145	8.68	176,544
Qualified XII (0.15)	5,255.313	9.55	50,188
Qualified XII (0.25)	30,463.165	8.88	270,513
Qualified XII (0.30)	23,383.291	8.86	207,176
Qualified XII (0.45)	4,147.962	8.78	36,419
Qualified XII (0.55)	9,436.913	8.74	82,479
Qualified XII (0.60)	18,265.878	8.71	159,096
Qualified XII (0.65)	7,785.784	8.69	67,658
Qualified XII (0.70)	56,789.975	8.66	491,801
Qualified XII (0.75)	38,173.232	9.42	359,592
Qualified XII (0.80)	130,403.341	8.62	1,124,077
Qualified XII (0.85)	109,260.445	8.59	938,547
Qualified XII (0.90)	4,870.826	8.57	41,743
Qualified XII (0.95)	78,347.596	8.55	669,872
Qualified XII (1.00)	222,349.116	8.52	1,894,414
Qualified XII (1.05)	30,261.755	8.50	257,225
Qualified XII (1.10)	32,292.252	8.48	273,838
Qualified XII (1.15)	8,595.347	8.46	72,717
Qualified XII (1.20)	5,929.163	8.43	49,983
Qualified XII (1.25)	26,273.577	8.41	220,961
Qualified XII (1.30)	3,325.593	8.39	27,902
Qualified XII (1.35)	3,242.100	8.36	27,104
Qualified XII (1.40)	14,424.617	8.34	120,301
Qualified XII (1.45)	2,394.794	8.32	19,925
Qualified XII (1.50)	11,331.092	8.30	94,048
Qualified XV	5,060.396	8.53	43,165

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation (continued)			
Qualified XVI	19,963.972	$ 8.30	$ 165,701
Qualified XVII	907.020	8.41	7,628
Qualified XVIII	6,333.819	8.41	53,267
Qualified XXI	10,111.947	8.59	86,862
Qualified XXIV	94,662.285	8.57	811,256
Qualified XXV	17,514.611	8.58	150,275
Qualified XXVI	3,349.434	8.53	28,571
Qualified XXVII	221,649.477	5.26	1,165,876
Qualified XXXII	828.867	9.84	8,156
Qualified XXXIV (0.60)	3,093.101	9.42	29,137
	2,360,017.641		$ 19,360,382
AIM V.I. Core Equity			
Currently payable annuity contracts:			$ 11,706
Contracts in accumulation period:			
Qualified VI	2,233,099.570	$ 7.75	17,306,522
Qualified VIII	726.447	7.75	5,630
Qualified X (1.15)	1,345.205	7.79	10,479
Qualified X (1.25)	148,324.389	7.75	1,149,514
Qualified XII (0.05)	18,661.643	8.00	149,293
Qualified XII (0.15)	2,678.305	10.42	27,908
Qualified XII (0.25)	75,836.804	8.19	621,103
Qualified XII (0.30)	21,857.996	8.16	178,361
Qualified XII (0.45)	11,191.097	8.10	90,648
Qualified XII (0.55)	39,162.312	8.05	315,257
Qualified XII (0.60)	75,607.215	8.03	607,126
Qualified XII (0.65)	4,335.820	8.01	34,730
Qualified XII (0.70)	66,661.961	7.99	532,629
Qualified XII (0.75)	42,366.303	10.27	435,102
Qualified XII (0.80)	327,182.303	7.94	2,597,827
Qualified XII (0.85)	154,326.046	7.92	1,222,262
Qualified XII (0.90)	2,154.008	7.90	17,017
Qualified XII (0.95)	122,975.371	7.88	969,046
Qualified XII (1.00)	774,535.736	7.86	6,087,851
Qualified XII (1.05)	101,609.996	7.84	796,622
Qualified XII (1.10)	62,390.617	7.81	487,271
Qualified XII (1.15)	33,422.127	7.79	260,358
Qualified XII (1.20)	4,173.553	7.77	32,429
Qualified XII (1.25)	38,289.398	7.75	296,743
Qualified XII (1.30)	6,363.394	7.73	49,189
Qualified XII (1.35)	4,341.225	7.71	33,471
Qualified XII (1.40)	21,554.408	7.69	165,753

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity (continued)			
Qualified XII (1.45)	3,142.422	$ 7.67	$ 24,102
Qualified XII (1.50)	13,066.026	7.65	99,955
Qualified XV	6,451.367	7.86	50,708
Qualified XVI	42,609.884	7.65	325,966
Qualified XVII	2,775.709	7.75	21,512
Qualified XVIII	7,453.279	7.75	57,763
Qualified XXI	6,143.427	7.92	48,656
Qualified XXIV	55,456.606	7.90	438,107
Qualified XXV	24,137.432	7.91	190,927
Qualified XXVI	22,675.544	7.86	178,230
Qualified XXVII	371,655.519	6.20	2,304,264
Qualified XXXII	3,035.689	10.42	31,632
Qualified XXXIII (0.65)	170.944	10.39	1,776
Qualified XXXIV (0.60)	2,981.243	10.27	30,617
	4,956,928.340		$ 38,296,062
AIM V.I. Growth			
Contracts in accumulation period:			
Qualified VI	1,361,129.069	$ 5.30	$ 7,213,984
Qualified X (1.15)	1,094.894	5.33	5,836
Qualified X (1.25)	130,932.695	5.30	693,943
Qualified XII (0.05)	8,242.164	5.49	45,249
Qualified XII (0.15)	1,942.769	8.38	16,280
Qualified XII (0.25)	28,415.046	5.60	159,124
Qualified XII (0.30)	20,465.042	5.58	114,195
Qualified XII (0.45)	288.057	5.54	1,596
Qualified XII (0.55)	19,058.027	5.51	105,010
Qualified XII (0.60)	18,874.175	5.49	103,619
Qualified XII (0.65)	10,712.703	5.48	58,706
Qualified XII (0.70)	73,559.639	5.46	401,636
Qualified XII (0.75)	28,591.416	8.26	236,165
Qualified XII (0.80)	239,893.088	5.43	1,302,619
Qualified XII (0.85)	151,598.522	5.42	821,664
Qualified XII (0.90)	4,410.941	5.40	23,819
Qualified XII (0.95)	117,936.437	5.39	635,677
Qualified XII (1.00)	315,703.994	5.37	1,695,330
Qualified XII (1.05)	46,829.028	5.36	251,004
Qualified XII (1.10)	47,352.968	5.34	252,865
Qualified XII (1.15)	12,405.064	5.33	66,119
Qualified XII (1.20)	11,033.794	5.31	58,589
Qualified XII (1.25)	40,077.578	5.30	212,411
Qualified XII (1.30)	1,190.214	5.28	6,284

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Growth (continued)			
Qualified XII (1.35)	2,940.328	$ 5.27	$ 15,496
Qualified XII (1.40)	24,357.246	5.26	128,119
Qualified XII (1.45)	1,591.679	5.24	8,340
Qualified XII (1.50)	9,605.189	5.23	50,235
Qualified XV	9,174.394	5.39	49,450
Qualified XVI	46,236.019	5.23	241,814
Qualified XVII	8,711.662	5.30	46,172
Qualified XVIII	5,172.036	5.30	27,412
Qualified XXI	9,130.030	5.43	49,576
Qualified XXIV	55,360.479	5.40	298,947
Qualified XXV	19,235.999	5.41	104,067
Qualified XXVI	16,609.899	5.37	89,195
Qualified XXVII	252,634.964	4.04	1,020,645
Qualified XXXII	1,913.710	10.03	19,195
Qualified XXXIV (0.60)	3,697.851	8.26	30,544
	3,158,108.809		$ 16,660,931
AIM V.I. Premier Equity			
Currently payable annuity contracts:			$ 3,979
Contracts in accumulation period:			
Qualified VI	978,395.284	$ 6.88	6,731,360
Qualified VIII	4.548	6.88	31
Qualified X (1.15)	9,247.945	6.92	63,996
Qualified X (1.25)	97,196.979	6.88	668,715
Qualified XII (0.05)	10,813.891	7.10	76,779
Qualified XII (0.15)	1,866.073	8.40	15,675
Qualified XII (0.25)	17,127.675	7.27	124,518
Qualified XII (0.30)	19,212.746	7.25	139,292
Qualified XII (0.45)	142,454.037	7.19	1,024,245
Qualified XII (0.55)	36,256.925	7.15	259,237
Qualified XII (0.60)	20,788.547	7.13	148,222
Qualified XII (0.65)	11,110.337	7.11	78,994
Qualified XII (0.70)	115,871.377	7.09	821,528
Qualified XII (0.75)	31,345.892	8.28	259,544
Qualified XII (0.80)	217,282.983	7.05	1,531,845
Qualified XII (0.85)	90,237.345	7.03	634,369
Qualified XII (0.90)	8,373.192	7.01	58,696
Qualified XII (0.95)	152,873.496	6.99	1,068,586
Qualified XII (1.00)	256,352.251	6.97	1,786,775
Qualified XII (1.05)	46,495.377	6.96	323,608
Qualified XII (1.10)	49,118.446	6.94	340,882
Qualified XII (1.15)	14,108.472	6.92	97,631

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Premier Equity (continued)			
Qualified XII (1.20)	2,554.287	$ 6.90	$ 17,625
Qualified XII (1.25)	39,648.126	6.88	272,779
Qualified XII (1.30)	1,273.243	6.86	8,734
Qualified XII (1.35)	10,202.717	6.84	69,787
Qualified XII (1.40)	16,698.933	6.82	113,887
Qualified XII (1.45)	494.631	6.81	3,368
Qualified XII (1.50)	3,704.602	6.79	25,154
Qualified XV	4,802.436	6.97	33,473
Qualified XVI	22,425.442	6.79	152,269
Qualified XVII	22,525.675	6.88	154,977
Qualified XVIII	2,026.974	6.88	13,946
Qualified XXI	4,523.447	7.03	31,800
Qualified XXIV	90,497.557	7.01	634,388
Qualified XXV	9,840.562	7.02	69,081
Qualified XXVI	2,967.620	6.98	20,714
Qualified XXVII	213,091.646	5.95	1,267,895
Qualified XXXII	227.564	9.98	2,271
Qualified XXXIV (0.60)	10,586.228	8.28	87,654
	2,784,625.508		$ 19,238,309
AllianceBernstein Growth and Income			
Contracts in accumulation period:			
ING MAP PLUS NP16	1,618.041	$ 9.91	$ 16,035
	1,618.041		$ 16,035
American Balanced Fund®			
Contracts in accumulation period:			
ING MAP PLUS NP11	4,023.738	$ 10.02	$ 40,318
ING MAP PLUS NP15	39,909.477	10.00	399,095
ING MAP PLUS NP17	2,223.307	10.00	22,233
ING MAP PLUS NP23	53.014	9.98	529
ING MAP PLUS NP26	51.423	9.97	513
ING MAP PLUS NP27	30.110	9.96	300
ING MAP PLUS NP29	6,154.540	9.96	61,299
ING MAP PLUS NP7	965.111	10.03	9,680
ING MAP PLUS NP9	10,000.259	10.02	100,203
	63,410.979		$ 634,170
American Century® Income & Growth			
Contracts in accumulation period:			
Qualified XII (1.10)	2,097.200	$ 28.27	$ 59,288
Qualified XXVII	356,063.020	9.18	3,268,659
	358,160.220		$ 3,327,947

Division/Contract	Units	Unit Value	Extended Value
Ariel Appreciation			
Contracts in accumulation period:			
ING MAP PLUS NP11	7,666.605	$ 9.98	$ 76,513
ING MAP PLUS NP15	7,499.222	9.97	74,767
ING MAP PLUS NP19	114.715	9.96	1,143
ING MAP PLUS NP22	83.624	9.95	832
	15,364.166		$ 153,255
Ariel Fund			
Contracts in accumulation period:			
ING MAP PLUS NP19	2,097.972	$ 10.79	$ 22,637
ING MAP PLUS NP22	799.833	10.78	8,622
	2,897.805		$ 31,259
Baron Asset			
Contracts in accumulation period:			
ING MAP PLUS NP15	69.923	$ 10.46	$ 731
ING MAP PLUS NP16	1,382.235	10.46	14,458
ING MAP PLUS NP9	665.695	10.48	6,976
	2,117.853		$ 22,165
Baron Growth			
Contracts in accumulation period:			
ING MAP PLUS NP15	6,695.498	$ 10.50	$ 70,303
ING MAP PLUS NP16	5,814.108	10.50	61,048
ING MAP PLUS NP17	2,326.124	10.49	24,401
ING MAP PLUS NP19	2,881.181	10.49	30,224
ING MAP PLUS NP22	31.431	10.48	329
ING MAP PLUS NP23	151.914	10.47	1,591
ING MAP PLUS NP27	4.179	10.46	44
ING MAP PLUS NP7	1,805.258	10.53	19,009
	19,709.693		$ 206,949
Calvert Social Balanced			
Contracts in accumulation period:			
Qualified V	325.092	$ 20.91	$ 6,798
Qualified VI	937,178.099	20.68	19,380,843
Qualified VIII	5,713.208	18.78	107,294
Qualified X (1.15)	1,106.116	10.67	11,802
Qualified X (1.25)	65,535.826	10.60	694,680
Qualified XII (0.05)	3,687.323	21.56	79,499
Qualified XII (0.15)	7,116.042	10.49	74,647
Qualified XII (0.25)	93,379.432	11.47	1,071,062

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced			
Qualified XII (0.30)	92,025.176	$ 11.43	$ 1,051,848
Qualified XII (0.40)	85,407.277	15.87	1,355,413
Qualified XII (0.45)	23,627.422	11.32	267,462
Qualified XII (0.55)	10,437.196	11.25	117,418
Qualified XII (0.60)	17,755.228	11.22	199,214
Qualified XII (0.65)	12,542.845	11.18	140,229
Qualified XII (0.70)	132,800.780	11.15	1,480,729
Qualified XII (0.75)	152,124.912	11.11	1,690,108
Qualified XII (0.80)	130,808.823	11.66	1,525,231
Qualified XII (0.85)	193,042.737	15.50	2,992,162
Qualified XII (0.90)	10,119.668	11.50	116,376
Qualified XII (0.95)	82,237.783	15.37	1,263,995
Qualified XII (1.00)	413,082.977	15.30	6,320,170
Qualified XII (1.05)	39,704.896	15.24	605,103
Qualified XII (1.10)	56,175.029	15.18	852,737
Qualified XII (1.15)	15,134.479	15.11	228,682
Qualified XII (1.20)	11,111.467	15.05	167,228
Qualified XII (1.25)	15,397.671	14.99	230,811
Qualified XII (1.30)	3,130.070	14.92	46,701
Qualified XII (1.35)	2,363.535	14.86	35,122
Qualified XII (1.40)	14,313.545	14.80	211,840
Qualified XII (1.45)	1,340.285	14.74	19,756
Qualified XII (1.50)	1,779.035	14.68	26,116
Qualified XV	2,920.452	21.17	61,826
Qualified XVI	37,545.671	20.30	762,177
Qualified XVII	703.139	20.68	14,541
Qualified XVIII	9,405.572	10.60	99,699
Qualified XXI	3,486.796	21.34	74,408
Qualified XXIV	28,793.769	15.39	443,136
Qualified XXV	6,347.685	21.10	133,936
Qualified XXVI	32.982	20.97	692
Qualified XXVII	607,700.535	27.72	16,845,459
Qualified XXVIII	91,095.262	27.56	2,510,585
Qualified XXXII	1,362.675	10.34	14,090
Qualified XXXIV (0.60)	4,095.234	11.11	45,498
	3,423,993.746		$ 63,377,123

117

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	12,589.588	$ 10.20	$ 128,414
ING MAP PLUS NP15	13,415.830	10.19	136,707
ING MAP PLUS NP19	2,619.312	10.17	26,638
ING MAP PLUS NP23	17.721	10.16	180
ING MAP PLUS NP29	2,326.060	10.14	23,586
ING MAP PLUS NP9	2,715.168	10.21	27,722
	33,683.679		$ 343,247
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
Qualified VI	309,891.829	$ 10.11	$ 3,133,006
Qualified XII (0.70)	8,895.923	10.13	90,116
Qualified XII (0.75)	868.125	10.13	8,794
Qualified XII (0.80)	119,096.390	10.13	1,206,446
Qualified XII (0.85)	17,824.370	10.12	180,383
Qualified XII (0.90)	578.831	10.12	5,858
Qualified XII (0.95)	12,464.610	10.12	126,142
Qualified XII (1.00)	159,541.204	10.12	1,614,557
Qualified XII (1.05)	7,368.038	10.12	74,565
Qualified XII (1.10)	7,933.673	10.11	80,209
Qualified XII (1.15)	57.089	10.11	577
Qualified XII (1.25)	2,818.300	10.11	28,493
Qualified XII (1.40)	1,582.758	10.10	15,986
Qualified XII (1.45)	1.133	10.10	11
Qualified XVI	1,500.101	10.10	15,151
Qualified XXIV	3,696.567	10.54	38,962
	654,118.941		$ 6,619,256
Evergreen Special Values			
Contracts in accumulation period:			
ING MAP PLUS NP11	2,634.383	$ 10.44	$ 27,503
ING MAP PLUS NP16	1,477.267	10.43	15,408
ING MAP PLUS NP26	61.109	10.39	635
ING MAP PLUS NP27	4.456	10.39	46
ING MAP PLUS NP7	1,877.356	10.46	19,637
Qualified V	317.666	16.22	5,153
Qualified VI	306,568.985	16.33	5,006,272
Qualified XII (0.55)	1,045.280	16.81	17,571
Qualified XII (0.65)	12.742	16.74	213
Qualified XII (0.70)	12,048.387	16.71	201,329
Qualified XII (0.75)	1,412.214	16.67	23,542

Division/Contract	Units	Unit Value	Extended Value
Evergreen Special Values			
Qualified XII (0.80)	18,662.344	$ 16.64	$ 310,541
Qualified XII (0.85)	10,551.694	16.60	175,158
Qualified XII (0.90)	42.281	16.57	701
Qualified XII (0.95)	38,120.944	16.54	630,520
Qualified XII (1.00)	242,450.351	16.50	4,000,431
Qualified XII (1.05)	6,639.915	16.47	109,359
Qualified XII (1.10)	4,081.806	16.43	67,064
Qualified XII (1.15)	1,652.765	16.40	27,105
Qualified XII (1.20)	1,145.401	16.37	18,750
Qualified XII (1.25)	3,195.173	16.33	52,177
Qualified XII (1.35)	6.598	16.26	107
Qualified XII (1.40)	123.414	16.23	2,003
Qualified XII (1.45)	44.393	16.20	719
Qualified XII (1.50)	72.602	16.16	1,173
Qualified XVI	7,578.710	16.16	122,472
Qualified XXIV	5,055.188	16.59	83,866
Qualified XXVII	1,494,503.056	16.35	24,435,125
	2,161,386.480		$ 35,354,580
Fidelity® Advisor Mid Cap			
Contracts in accumulation period:			
ING MAP PLUS NP11	5,358.718	$ 9.93	$ 53,212
ING MAP PLUS NP15	8,891.331	9.92	88,202
ING MAP PLUS NP17	1,613.267	9.91	15,987
ING MAP PLUS NP19	2,779.922	9.90	27,521
ING MAP PLUS NP21	23.133	9.90	229
ING MAP PLUS NP22	1,646.228	9.89	16,281
ING MAP PLUS NP23	32.302	9.89	319
ING MAP PLUS NP27	4.900	9.88	48
ING MAP PLUS NP7	438.995	9.94	4,364
ING MAP PLUS NP9	10,068.157	9.94	100,077
	30,856.953		$ 306,240
Fidelity® VIP Asset Manager[SM]			
Contracts in accumulation period:			
Qualified XXVII	1,119,654.296	$ 17.30	$ 19,370,019
Qualified XXVIII	101,621.943	17.20	1,747,897
	1,221,276.239		$ 21,117,916

119

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund®			
Currently payable annuity contracts:			$ 508,132
Contracts in accumulation period:			
ING MAP PLUS NP10	4,681.043	$ 10.48	49,057
ING MAP PLUS NP11	8,593.883	10.47	89,978
ING MAP PLUS NP15	31.278	10.46	327
ING MAP PLUS NP17	1,772.307	10.45	18,521
ING MAP PLUS NP19	3,227.137	10.45	33,724
ING MAP PLUS NP21	50.638	10.44	529
ING MAP PLUS NP22	12,477.194	10.44	130,262
ING MAP PLUS NP26	62.938	10.42	656
ING MAP PLUS NP27	8.255	10.42	86
ING MAP PLUS NP29	5,557.281	10.41	57,851
ING MAP PLUS NP7	1,847.173	10.49	19,377
ING MAP PLUS NP9	17,870.199	10.48	187,280
Qualified V	6,634.536	22.70	150,604
Qualified VI	9,839,447.748	22.88	225,126,564
Qualified VIII	5,937.942	23.01	136,632
Qualified X (1.15)	85,420.288	25.94	2,215,802
Qualified X (1.25)	853,696.856	25.70	21,940,009
Qualified XII (0.05)	105,510.708	23.85	2,516,430
Qualified XII (0.15)	86,570.550	12.12	1,049,235
Qualified XII (0.25)	678,770.979	14.20	9,638,548
Qualified XII (0.30)	184,693.253	14.16	2,615,256
Qualified XII (0.40)	442,628.516	21.83	9,662,581
Qualified XII (0.45)	618,725.475	14.02	8,674,531
Qualified XII (0.55)	236,099.910	13.93	3,288,872
Qualified XII (0.60)	670,237.252	13.89	9,309,595
Qualified XII (0.65)	121,098.656	13.84	1,676,005
Qualified XII (0.70)	589,066.599	13.80	8,129,119
Qualified XII (0.75)	756,095.197	13.76	10,403,870
Qualified XII (0.80)	2,748,290.577	15.08	41,444,222
Qualified XII (0.85)	588,148.109	21.31	12,533,436
Qualified XII (0.90)	90,824.809	14.64	1,329,675
Qualified XII (0.95)	803,155.703	21.13	16,970,680
Qualified XII (1.00)	4,462,097.169	21.05	93,927,145
Qualified XII (1.05)	334,445.555	20.96	7,009,979
Qualified XII (1.10)	196,697.806	20.87	4,105,083
Qualified XII (1.15)	228,027.850	20.78	4,738,419
Qualified XII (1.20)	24,939.802	20.70	516,254
Qualified XII (1.25)	113,562.699	20.61	2,340,527
Qualified XII (1.30)	5,388.474	20.52	110,571

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund®			
Qualified XII (1.35)	17,130.722	$ 20.44	$ 350,152
Qualified XII (1.40)	43,892.219	20.35	893,207
Qualified XII (1.45)	5,499.496	20.27	111,475
Qualified XII (1.50)	18,415.963	20.18	371,634
Qualified XV	32,820.051	23.42	768,646
Qualified XVI	212,596.730	22.45	4,772,797
Qualified XVII	28,795.988	22.88	658,852
Qualified XVIII	30,211.529	25.70	776,436
Qualified XXI	77,366.182	23.61	1,826,616
Qualified XXIV	243,765.369	21.17	5,160,513
Qualified XXV	106,903.086	23.34	2,495,118
Qualified XXVI	16,693.752	23.20	387,295
Qualified XXVII	3,814,496.796	26.14	99,710,946
Qualified XXVIII	1,114,002.468	25.99	28,952,924
Qualified XXXII	43,785.530	10.85	475,073
Qualified XXXIII (0.65)	14,237.247	12.08	171,986
Qualified XXXIV (0.60)	44,085.849	13.76	606,621
	30,797,091.321		$ 651,145,715
Fidelity® VIP Equity-Income			
Currently payable annuity contracts:			$ 546,569
Contracts in accumulation period:			
ING MAP PLUS NP15	134.723	$ 10.00	1,347
ING MAP PLUS NP26	21.777	9.96	217
Qualified V	1,356.162	19.32	26,201
Qualified VI	6,261,718.122	19.67	123,167,995
Qualified VIII	8,111.251	19.59	158,899
Qualified X (1.15)	129,578.059	24.87	3,222,606
Qualified X (1.25)	930,636.393	24.62	22,912,268
Qualified XII (0.05)	53,829.898	20.51	1,104,051
Qualified XII (0.15)	72,101.808	10.76	775,815
Qualified XII (0.25)	502,477.022	11.91	5,984,501
Qualified XII (0.30)	195,983.990	11.87	2,326,330
Qualified XII (0.40)	347,691.169	17.97	6,248,010
Qualified XII (0.45)	291,713.517	11.76	3,430,551
Qualified XII (0.55)	162,013.712	11.69	1,893,940
Qualified XII (0.60)	786,980.580	11.65	9,168,324
Qualified XII (0.65)	60,065.627	11.61	697,362
Qualified XII (0.70)	445,038.631	11.57	5,149,097
Qualified XII (0.75)	670,698.474	11.54	7,739,860
Qualified XII (0.80)	1,859,354.639	12.55	23,334,901
Qualified XII (0.85)	621,050.952	17.55	10,899,444

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income			
Qualified XII (0.90)	53,394.122	$ 12.27	$ 655,146
Qualified XII (0.95)	533,903.304	17.40	9,289,917
Qualified XII (1.00)	1,646,448.872	17.33	28,532,959
Qualified XII (1.05)	219,170.226	17.26	3,782,878
Qualified XII (1.10)	204,429.151	17.18	3,512,093
Qualified XII (1.15)	118,920.310	17.11	2,034,727
Qualified XII (1.20)	26,267.636	17.04	447,601
Qualified XII (1.25)	108,843.302	16.97	1,847,071
Qualified XII (1.30)	8,008.817	16.90	135,349
Qualified XII (1.35)	8,560.817	16.83	144,079
Qualified XII (1.40)	67,071.357	16.76	1,124,116
Qualified XII (1.45)	5,148.691	16.69	85,932
Qualified XII (1.50)	9,840.805	16.62	163,554
Qualified XV	31,440.748	20.14	633,217
Qualified XVI	183,523.290	19.31	3,543,835
Qualified XVII	17,030.470	19.67	334,989
Qualified XVIII	24,525.752	24.62	603,824
Qualified XXI	44,116.323	20.30	895,561
Qualified XXIV	156,386.323	17.43	2,725,814
Qualified XXV	55,764.779	20.07	1,119,199
Qualified XXVI	27,627.331	19.95	551,165
Qualified XXVII	2,386,484.263	20.81	49,662,738
Qualified XXVIII	1,235,070.284	20.69	25,553,604
Qualified XXXII	37,780.993	10.61	400,856
Qualified XXXIV (0.60)	53,167.182	11.54	613,549
	20,663,481.654		$ 367,182,061
Fidelity® VIP Growth			
Currently payable annuity contracts:			$ 389,349
Contracts in accumulation period:			
ING MAP PLUS NP17	1,948.210	$ 9.10	17,729
ING MAP PLUS NP26	28.158	9.07	255
Qualified V	1,043.327	15.86	16,547
Qualified VI	9,716,371.147	15.89	154,393,138
Qualified VIII	11,125.627	16.08	178,900
Qualified X (1.15)	143,217.431	22.34	3,199,477
Qualified X (1.25)	1,131,177.017	22.11	25,010,324
Qualified XII (0.05)	33,307.767	16.57	551,910
Qualified XII (0.15)	94,758.873	8.79	832,930
Qualified XII (0.25)	666,079.613	10.71	7,133,713
Qualified XII (0.30)	170,038.294	10.68	1,816,009
Qualified XII (0.45)	564,449.691	10.58	5,971,878
Qualified XII (0.55)	244,242.255	10.51	2,566,986

Division/Contract	Units	Unit Value		Extended Value	
Fidelity® VIP Growth					
Qualified XII (0.60)	582,263.055	$	10.48	$	6,102,117
Qualified XII (0.65)	141,834.542		10.44		1,480,753
Qualified XII (0.70)	677,602.348		10.41		7,053,840
Qualified XII (0.75)	1,147,318.953		10.38		11,909,171
Qualified XII (0.80)	2,360,475.847		11.33		26,744,191
Qualified XII (0.85)	1,145,017.288		14.91		17,072,208
Qualified XII (0.90)	92,183.655		10.99		1,013,098
Qualified XII (0.95)	803,472.085		14.78		11,875,317
Qualified XII (1.00)	3,040,917.914		14.72		44,762,312
Qualified XII (1.05)	408,182.510		14.66		5,983,956
Qualified XII (1.10)	248,118.592		14.60		3,622,531
Qualified XII (1.15)	116,778.727		14.54		1,697,963
Qualified XII (1.20)	49,031.604		14.48		709,978
Qualified XII (1.25)	119,909.501		14.42		1,729,095
Qualified XII (1.30)	23,709.665		14.36		340,471
Qualified XII (1.35)	23,975.738		14.30		342,853
Qualified XII (1.40)	75,497.309		14.24		1,075,082
Qualified XII (1.45)	2,957.480		14.18		41,937
Qualified XII (1.50)	16,044.054		14.12		226,542
Qualified XV	39,146.098		16.27		636,907
Qualified XVI	254,246.512		15.60		3,966,246
Qualified XVII	19,900.137		15.89		316,213
Qualified XVIII	44,641.142		22.11		987,016
Qualified XXI	108,272.784		16.40		1,775,674
Qualified XXIV	330,331.402		14.81		4,892,208
Qualified XXV	211,023.805		16.21		3,420,696
Qualified XXVI	48,642.744		16.12		784,121
Qualified XXXII	54,136.709		9.75		527,833
Qualified XXXIII (0.65)	3,642.696		8.77		31,946
Qualified XXXIV (0.60)	88,389.628		10.38		917,484
	25,055,451.934			$	364,118,904
Fidelity® VIP High Income					
Currently payable annuity contracts:				$	90,694
Contracts in accumulation period:					
Qualified XXVII	414,275.389	$	8.66		3,587,625
Qualified XXVIII	268,198.180		8.61		2,309,186
	682,473.569			$	5,987,505

123

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Index 500			
Contracts in accumulation period:			
Qualified XXVII	4,405,199.705	$ 21.61	$ 95,196,366
Qualified XXVIII	550,466.285	21.48	11,824,016
	4,955,665.990		$ 107,020,382
Fidelity® VIP Overseas			
Contracts in accumulation period:			
Qualified V	203.887	$ 12.95	$ 2,640
Qualified VI	1,300,409.166	13.14	17,087,376
Qualified VIII	795.612	13.13	10,446
Qualified X (1.15)	21,733.226	13.68	297,311
Qualified X (1.25)	149,381.962	13.54	2,022,632
Qualified XII (0.05)	20,675.189	13.70	283,250
Qualified XII (0.15)	6,387.701	10.75	68,668
Qualified XII (0.25)	107,527.895	9.63	1,035,494
Qualified XII (0.30)	37,260.776	9.60	357,703
Qualified XII (0.45)	46,833.580	9.51	445,387
Qualified XII (0.55)	13,703.797	9.45	129,501
Qualified XII (0.60)	72,580.091	9.42	683,704
Qualified XII (0.65)	22,857.207	9.39	214,629
Qualified XII (0.70)	75,825.389	9.36	709,726
Qualified XII (0.75)	38,152.287	10.59	404,033
Qualified XII (0.80)	218,728.007	10.39	2,272,584
Qualified XII (0.85)	69,164.413	12.99	898,446
Qualified XII (0.90)	11,769.110	10.35	121,810
Qualified XII (0.95)	74,126.862	12.88	954,754
Qualified XII (1.00)	222,319.050	12.83	2,852,353
Qualified XII (1.05)	32,152.021	12.77	410,581
Qualified XII (1.10)	24,995.623	12.72	317,944
Qualified XII (1.15)	23,320.826	12.67	295,475
Qualified XII (1.20)	7,349.726	12.61	92,680
Qualified XII (1.25)	16,544.375	12.56	207,797
Qualified XII (1.30)	4,318.990	12.51	54,031
Qualified XII (1.35)	1,885.633	12.45	23,476
Qualified XII (1.40)	7,820.782	12.40	96,978
Qualified XII (1.45)	1,461.043	12.35	18,044
Qualified XII (1.50)	2,394.849	12.30	29,457
Qualified XV	7,664.848	13.45	103,092
Qualified XVI	30,762.809	12.90	396,840
Qualified XVII	5,238.340	13.14	68,832
Qualified XVIII	4,546.948	13.54	61,566

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas (continued)			
Qualified XXI	8,232.014	$ 13.56	$ 111,626
Qualified XXIV	47,030.823	12.90	606,698
Qualified XXV	21,570.881	13.41	289,266
Qualified XXVI	2,664.535	13.33	35,518
Qualified XXVII	309,493.406	7.30	2,259,302
Qualified XXXII	2,895.552	10.37	30,027
Qualified XXXIV (0.60)	3,364.381	10.59	35,629
	3,076,143.612		$ 36,397,306
Franklin Small-Mid Cap Growth			
Contracts in accumulation period:			
ING MAP PLUS NP23	4.829	$ 9.65	$ 47
ING MAP PLUS NP29	4,818.836	9.63	46,405
	4,823.665		$ 46,452
Franklin Small Cap Value Securities			
Currently payable annuity contracts:			$ 53,202
Contracts in accumulation period:			
ING MAP PLUS NP26	10.423	$ 10.88	113
NYSUT 457	116,118.580	14.63	1,698,815
Qualified V	67.830	13.11	889
Qualified VI	888,982.035	13.18	11,716,783
Qualified VIII	3.902	13.18	51
Qualified X (1.15)	21,502.817	13.22	284,267
Qualified X (1.25)	109,563.873	13.18	1,444,052
Qualified XII (0.45)	488.489	13.52	6,604
Qualified XII (0.55)	24,345.919	13.48	328,183
Qualified XII (0.60)	18,595.175	13.46	250,291
Qualified XII (0.65)	18,145.718	13.44	243,878
Qualified XII (0.70)	78,348.258	13.41	1,050,650
Qualified XII (0.75)	15,309.663	13.39	204,996
Qualified XII (0.80)	94,723.712	13.37	1,266,456
Qualified XII (0.85)	86,286.845	13.35	1,151,929
Qualified XII (0.90)	4,960.257	13.33	66,120
Qualified XII (0.95)	101,428.473	13.31	1,350,013
Qualified XII (1.00)	453,562.241	13.29	6,027,842
Qualified XII (1.05)	30,996.353	13.26	411,012
Qualified XII (1.10)	20,609.034	13.24	272,864
Qualified XII (1.15)	3,597.232	13.22	47,555
Qualified XII (1.20)	1,946.242	13.20	25,690
Qualified XII (1.25)	18,377.864	13.18	242,220
Qualified XII (1.30)	815.773	13.16	10,736

Division/Contract	Units	Unit Value		Extended Value	
Franklin Small Cap Value Securities (continued)					
Qualified XII (1.35)	311.614	$	13.14	$	4,095
Qualified XII (1.40)	3,466.602		13.12		45,482
Qualified XII (1.45)	424.568		13.10		5,562
Qualified XII (1.50)	1,055.733		13.08		13,809
Qualified XV	2,312.369		13.31		30,778
Qualified XVI	15,863.519		13.08		207,495
Qualified XVII	449.557		13.18		5,925
Qualified XVIII	3,350.208		13.18		44,156
Qualified XXI	14,754.108		13.37		197,262
Qualified XXIV	50,847.462		13.34		678,305
Qualified XXV	23,910.155		13.39		320,157
Qualified XXVI	16,027.754		13.33		213,650
Qualified XXVIII	144,706.666		12.54		1,814,622
Qualified XXXII	2,764.842		11.34		31,353
Qualified XXXIII (0.65)	3,417.024		13.50		46,130
Qualified XXXIV (0.60)	1,507.009		13.39		20,179
	2,393,955.898			$	31,834,171
The Growth Fund of America® - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP11	19,217.989	$	9.90	$	190,258
ING MAP PLUS NP15	31,223.948		9.89		308,805
ING MAP PLUS NP16	3,513.516		9.89		34,749
ING MAP PLUS NP19	4,327.866		9.88		42,759
ING MAP PLUS NP21	31.679		9.87		313
ING MAP PLUS NP23	477.980		9.86		4,713
ING MAP PLUS NP26	78.012		9.85		768
ING MAP PLUS NP29	10,512.312		9.85		103,546
ING MAP PLUS NP7	1,197.329		9.92		11,878
	70,580.631			$	697,789
The Growth Fund of America® - Class R-4					
Contracts in accumulation period:					
Qualified V	1,155.182	$	9.89	$	11,425
Qualified VI	683,316.697		9.90		6,764,835
Qualified XII (0.55)	3,609.408		9.93		35,841
Qualified XII (0.60)	6,996.730		9.93		69,478
Qualified XII (0.65)	3,949.269		9.92		39,177
Qualified XII (0.70)	37,775.280		9.92		374,731
Qualified XII (0.75)	7,728.780		9.92		76,669
Qualified XII (0.80)	966,453.564		9.92		9,587,219
Qualified XII (0.85)	55,503.548		9.92		550,595

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4 (continued)			
Qualified XII (0.90)	2,911.772	$ 9.91	$ 28,856
Qualified XII (0.95)	21,493.223	9.91	212,998
Qualified XII (1.00)	499,726.333	9.91	4,952,288
Qualified XII (1.05)	32,298.565	9.91	320,079
Qualified XII (1.10)	16,581.634	9.91	164,324
Qualified XII (1.15)	2,701.828	9.90	26,748
Qualified XII (1.20)	1.276	9.90	13
Qualified XII (1.25)	22,968.200	9.90	227,385
Qualified XII (1.30)	668.501	9.90	6,618
Qualified XII (1.35)	13.686	9.90	135
Qualified XII (1.40)	1,007.523	9.89	9,964
Qualified XII (1.45)	188.712	9.89	1,866
Qualified XII (1.50)	356.812	9.89	3,529
Qualified XVI	7,735.992	9.89	76,509
Qualified XVII	2,564.846	9.91	25,418
Qualified XXIV	7,412.106	10.19	75,529
	2,385,119.467		$ 23,642,229
The Income Fund of America®			
Contracts in accumulation period:			
ING MAP PLUS NP19	1,150.891	$ 10.28	$ 11,831
ING MAP PLUS NP21	40.754	10.27	419
ING MAP PLUS NP26	212.272	10.25	2,176
ING MAP PLUS NP7	2,438.857	10.32	25,169
ING MAP PLUS NP9	2,183.817	10.31	22,515
	6,026.591		$ 62,110
ING GET Fund - Series G			
Contracts in accumulation period:			
Qualified VI	619,216.251	$ 10.26	$ 6,353,159
Qualified X (1.15)	42,519.772	10.14	431,150
Qualified X (1.25)	229,691.741	10.14	2,329,074
Qualified XII (0.15)	23,523.003	10.77	253,343
Qualified XII (0.30)	4,238.418	10.60	44,927
Qualified XII (0.80)	1,379.596	10.63	14,665
Qualified XII (0.85)	5,333.668	10.60	56,537
Qualified XII (0.90)	359.429	10.58	3,803
Qualified XII (0.95)	9,832.278	10.55	103,731
Qualified XII (1.00)	15,448.666	10.52	162,520
Qualified XII (1.05)	76,161.768	10.50	799,699
Qualified XII (1.10)	53,392.338	10.47	559,018
Qualified XII (1.15)	1,860.931	10.44	19,428
Qualified XII (1.20)	23,885.712	10.42	248,889

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series G (continued)			
Qualified XII (1.25)	281,084.924	$ 10.39	$ 2,920,472
Qualified XII (1.30)	12,563.433	10.36	130,157
Qualified XII (1.35)	1,289.758	10.34	13,336
Qualified XII (1.40)	3,564.442	10.31	36,749
Qualified XII (1.45)	13,155.946	10.29	135,375
Qualified XV	1,106.761	10.42	11,532
Qualified XVI	5,334.840	10.13	54,042
Qualified XVII	29,299.597	10.26	300,614
Qualified XVIII	66,339.731	10.14	672,685
Qualified XXI	2,651.428	10.50	27,840
Qualified XXIV	3,944.034	10.45	41,215
Qualified XXV	8,441.490	10.53	88,889
Qualified XXVI	4,384.412	10.47	45,905
Qualified XXVII	293,317.266	10.36	3,038,767
Qualified XXXII	10,350.279	9.94	102,882
	1,843,671.912		$ 19,000,403
ING GET Fund - Series H			
Contracts in accumulation period:			
Qualified VI	633,210.890	$ 10.41	$ 6,591,725
Qualified X (1.15)	46,133.107	10.29	474,710
Qualified X (1.25)	123,647.246	10.29	1,272,330
Qualified XII (0.15)	11,766.113	10.84	127,545
Qualified XII (0.30)	3,362.096	10.74	36,109
Qualified XII (0.50)	330.766	10.92	3,612
Qualified XII (0.80)	2,626.064	10.76	28,256
Qualified XII (0.90)	1,483.312	10.71	15,886
Qualified XII (0.95)	5,488.962	10.68	58,622
Qualified XII (1.00)	28,997.458	10.66	309,113
Qualified XII (1.05)	51,982.861	10.63	552,578
Qualified XII (1.10)	7,323.018	10.61	77,697
Qualified XII (1.20)	9,198.964	10.56	97,141
Qualified XII (1.25)	155,551.573	10.53	1,637,958
Qualified XII (1.30)	2,558.097	10.51	26,886
Qualified XII (1.35)	9,447.663	10.48	99,012
Qualified XII (1.40)	5,908.277	10.46	61,801
Qualified XV	500.719	10.56	5,288
Qualified XVI	5,813.461	10.28	59,762
Qualified XVII	3,820.767	10.41	39,774
Qualified XVIII	51,398.945	10.29	528,895
Qualified XXI	1,215.079	10.63	12,916

Division/Contract	Units	Unit Value		Extended Value	
ING GET Fund - Series H (continued)					
Qualified XXV	297.070	$	10.68	$	3,173
Qualified XXVI	1,930.504		10.62		20,502
Qualified XXVII	168,134.328		10.51		1,767,092
Qualified XXXII	9,633.793		9.95		95,856
Qualified XXXIV (0.60)	2,827.173		10.68		30,194
	1,344,588.306			$	14,034,433
ING GET Fund - Series I					
Contracts in accumulation period:					
Qualified X (1.15)	390.541	$	10.19	$	3,980
Qualified X (1.25)	75,232.237		10.19		766,616
Qualified XVIII	3,154.574		10.19		32,145
Qualified XXXII	2,549.374		9.92		25,290
	81,326.726			$	828,031
ING GET Fund - Series J					
Contracts in accumulation period:					
Qualified X (1.25)	23,814.007	$	10.10	$	240,521
Qualified XVIII	6,627.634		10.10		66,939
Qualified XXXII	5,145.436		9.94		51,146
	35,587.077			$	358,606
ING GET Fund - Series K					
Contracts in accumulation period:					
Qualified X (1.25)	5,400.301	$	10.15	$	54,813
Qualified XXVII	140,341.433		10.34		1,451,130
Qualified XXXII	2,637.012		9.93		26,186
	148,378.746			$	1,532,129
ING GET Fund - Series L					
Contracts in accumulation period:					
Qualified XXVII	74,253.854	$	10.29	$	764,072
	74,253.854			$	764,072
ING GET Fund - Series Q					
Contracts in accumulation period:					
Qualified XXVII	383,796.310	$	10.46	$	4,014,509
	383,796.310			$	4,014,509

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series S			
Contracts in accumulation period:			
Qualified VI	905,370.472	$ 10.45	$ 9,461,121
Qualified X (1.15)	36,082.527	10.45	377,062
Qualified X (1.25)	159,217.738	10.45	1,663,825
Qualified XII (0.15)	5,815.988	10.71	62,289
Qualified XII (0.50)	78,090.135	10.69	834,784
Qualified XII (0.80)	5,128.659	10.61	54,415
Qualified XII (0.85)	8,173.224	10.61	86,718
Qualified XII (0.95)	11,138.436	10.58	117,845
Qualified XII (1.00)	49,281.775	10.56	520,416
Qualified XII (1.05)	336,778.387	10.55	3,553,012
Qualified XII (1.10)	63,865.124	10.54	673,138
Qualified XII (1.20)	13,160.204	10.51	138,314
Qualified XII (1.25)	341,388.299	10.50	3,584,577
Qualified XII (1.30)	2,394.343	10.49	25,117
Qualified XII (1.35)	8,834.520	10.47	92,497
Qualified XII (1.40)	34,544.857	10.46	361,339
Qualified XII (1.50)	526.821	10.44	5,500
Qualified XII (1.55)	615.916	10.42	6,418
Qualified XII (1.65)	127.964	10.40	1,331
Qualified XV	390.840	10.52	4,112
Qualified XVI	11,971.318	10.39	124,382
Qualified XVII	8,901.054	10.45	93,016
Qualified XVIII	15,661.723	10.45	163,665
Qualified XXI	174.274	10.56	1,840
Qualified XXIV	2,545.364	10.54	26,828
Qualified XXV	559.802	10.61	5,939
Qualified XXVII	297,514.877	10.51	3,126,881
Qualified XXXII	1,379.812	10.03	13,840
Qualified XXXIV (0.60)	7,950.148	10.61	84,351
	2,407,584.601		$ 25,264,572
ING VP Balanced			
Currently payable annuity contracts:			$ 25,777,872
Contracts in accumulation period:			
Qualified I	29,792.545	$ 31.75	945,913
Qualified IX	1,790.873	23.01	41,208
Qualified V	737.860	23.66	17,458
Qualified VI	12,165,996.967	23.96	291,497,287
Qualified VII	169,875.396	23.14	3,930,917
Qualified VIII	3,936.777	22.23	87,515
Qualified X (1.15)	185,403.265	24.22	4,490,467

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced (continued)			
Qualified X (1.25)	2,514,938.744	$ 23.96	$ 60,257,932
Qualified XII (0.00)	81,508.304	10.98	894,961
Qualified XII (0.05)	105,155.286	24.98	2,626,779
Qualified XII (0.25)	1,017,750.210	12.48	12,701,523
Qualified XII (0.30)	389,479.936	12.44	4,845,130
Qualified XII (0.40)	150,421.420	17.76	2,671,484
Qualified XII (0.45)	111,318.537	12.32	1,371,444
Qualified XII (0.55)	168,922.174	12.24	2,067,607
Qualified XII (0.60)	823,586.199	12.20	10,047,752
Qualified XII (0.65)	79,713.193	12.16	969,312
Qualified XII (0.70)	927,679.495	12.13	11,252,752
Qualified XII (0.75)	865,201.065	12.09	10,460,281
Qualified XII (0.80)	2,512,275.197	12.86	32,307,859
Qualified XII (0.85)	1,019,439.357	17.34	17,677,078
Qualified XII (0.90)	32,392.711	12.56	406,852
Qualified XII (0.95)	333,782.263	17.19	5,737,717
Qualified XII (1.00)	3,316,373.968	17.12	56,776,322
Qualified XII (1.05)	226,414.371	17.05	3,860,365
Qualified XII (1.10)	250,694.567	16.98	4,256,794
Qualified XII (1.15)	161,417.540	16.90	2,727,956
Qualified XII (1.20)	41,307.668	16.83	695,208
Qualified XII (1.25)	49,035.791	16.76	821,840
Qualified XII (1.30)	948.947	16.69	15,838
Qualified XII (1.35)	3,324.787	16.62	55,258
Qualified XII (1.40)	26,953.877	16.55	446,087
Qualified XII (1.45)	1,631.189	16.48	26,882
Qualified XII (1.50)	4,128.819	16.42	67,795
Qualified XIX	13,428.321	32.34	434,272
Qualified XV	56,839.965	24.53	1,394,284
Qualified XVI	272,595.208	23.52	6,411,439
Qualified XVII	191,620.105	24.40	4,675,531
Qualified XVIII	314,448.913	24.40	7,672,553
Qualified XX	49,716.813	32.04	1,592,927
Qualified XXI	82,500.614	24.72	2,039,415
Qualified XXIV	319,820.794	17.22	5,507,314
Qualified XXIX	776.296	31.46	24,422
Qualified XXV	192,131.146	24.59	4,724,505
Qualified XXVI	20,076.820	24.44	490,677
Qualified XXVII	1,240,588.197	31.78	39,425,893
Qualified XXVIII	138,236.773	31.68	4,379,341
Qualified XXX	96,100.182	31.16	2,994,482

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced (continued)			
Qualified XXXII	521,176.958	$ 10.40	$ 5,420,240
Qualified XXXIII (0.65)	341.427	10.94	3,735
Qualified XXXIV (0.60)	52,062.769	12.20	635,166
	31,335,790.599		$ 660,661,641
ING VP Emerging Markets			
Contracts in accumulation period:			
Qualified XXVII	720,098.931	$ 8.71	$ 6,272,062
Qualified XXVIII	295,726.197	8.68	2,566,903
	1,015,825.128		$ 8,838,965
ING VP Intermediate Bond			
Currently payable annuity contracts:			$ 5,816,993
Contracts in accumulation period:			
ING MAP PLUS NP11	1,006.291	$ 10.19	10,254
ING MAP PLUS NP15	4,234.027	10.18	43,102
ING MAP PLUS NP17	1,407.452	10.17	14,314
ING MAP PLUS NP27	9.175	10.14	93
ING MAP PLUS NP29	1,110.435	10.13	11,249
ING MAP PLUS NP7	3,001.112	10.20	30,611
Qualified I	7,935.932	73.19	580,831
Qualified IX	644.861	17.78	11,466
Qualified V	563.479	18.60	10,481
Qualified VI	8,762,850.791	18.58	162,813,768
Qualified VII	106,791.435	17.26	1,843,220
Qualified VIII	12,710.496	17.10	217,349
Qualified X (1.15)	168,784.391	18.79	3,171,459
Qualified X (1.25)	1,286,413.009	18.58	23,901,554
Qualified XII (0.00)	76,919.736	12.08	929,190
Qualified XII (0.05)	43,344.657	19.37	839,586
Qualified XII (0.25)	348,136.572	14.67	5,107,164
Qualified XII (0.30)	197,181.853	14.62	2,882,799
Qualified XII (0.45)	167,846.705	14.48	2,430,420
Qualified XII (0.55)	78,512.449	14.39	1,129,794
Qualified XII (0.60)	393,807.719	14.34	5,647,203
Qualified XII (0.65)	131,161.785	14.30	1,875,614
Qualified XII (0.70)	443,076.906	14.25	6,313,846
Qualified XII (0.75)	572,520.154	14.21	8,135,511
Qualified XII (0.80)	1,105,021.538	14.36	15,868,109
Qualified XII (0.85)	894,311.375	16.28	14,559,389
Qualified XII (0.90)	32,761.878	14.29	468,167
Qualified XII (0.95)	546,180.602	16.14	8,815,355

132

Division/Contract	Units	Unit Value		Extended Value	
ING VP Intermediate Bond (continued)					
Qualified XII (1.00)	2,578,973.863	$	16.07	$	41,444,110
Qualified XII (1.05)	262,224.940		16.01		4,198,221
Qualified XII (1.10)	139,155.764		15.94		2,218,143
Qualified XII (1.15)	86,814.434		15.87		1,377,745
Qualified XII (1.20)	42,825.649		15.81		677,074
Qualified XII (1.25)	67,643.315		15.74		1,064,706
Qualified XII (1.30)	8,151.192		15.67		127,729
Qualified XII (1.35)	9,853.949		15.61		153,820
Qualified XII (1.40)	36,566.800		15.54		568,248
Qualified XII (1.45)	4,755.458		15.48		73,614
Qualified XII (1.50)	8,375.577		15.41		129,068
Qualified XIX	2,022.966		74.00		149,699
Qualified XV	17,723.165		19.02		337,095
Qualified XVI	182,551.139		18.24		3,329,733
Qualified XVII	200,565.300		18.79		3,768,622
Qualified XVIII	348,783.744		18.79		6,553,647
Qualified XX	10,563.800		72.85		769,573
Qualified XXI	30,291.789		19.18		580,997
Qualified XXIV	175,578.786		16.16		2,837,353
Qualified XXIX	1,323.035		72.05		95,325
Qualified XXV	93,410.238		19.07		1,781,333
Qualified XXVI	29,319.761		18.96		555,903
Qualified XXVII	640,005.630		72.78		46,579,610
Qualified XXVIII	173,404.971		72.55		12,580,531
Qualified XXX	19,832.891		71.37		1,415,473
Qualified XXXII	137,435.475		10.30		1,415,585
Qualified XXXIII (0.65)	630.135		12.03		7,581
Qualified XXXIV (0.60)	38,844.110		14.34		557,025
	20,735,874.691			$	408,826,454
ING VP Money Market					
Currently payable annuity contracts:				$	120,955
Contracts in accumulation period:					
Qualified I	5,087.098	$	48.73		247,894
Qualified IX	1,137.053		13.98		15,896
Qualified V	19,523.900		13.67		266,892
Qualified VI	5,030,297.247		13.89		69,870,829
Qualified VII	141,892.975		13.85		1,965,218
Qualified VIII	3,496.304		13.37		46,746
Qualified X (1.15)	90,208.795		14.04		1,266,531
Qualified X (1.25)	1,070,419.679		13.89		14,868,129
Qualified XII (0.00)	11,778.183		10.38		122,258
Qualified XII (0.05)	32,228.496		14.48		466,669

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market (continued)			
Qualified XII (0.25)	432,213.353	$ 12.19	$ 5,268,681
Qualified XII (0.30)	151,115.008	12.15	1,836,047
Qualified XII (0.45)	95,278.231	12.04	1,147,150
Qualified XII (0.55)	153,546.217	11.96	1,836,413
Qualified XII (0.60)	93,020.486	11.92	1,108,804
Qualified XII (0.65)	89,477.516	11.88	1,062,993
Qualified XII (0.70)	710,627.382	11.85	8,420,934
Qualified XII (0.75)	700,764.025	11.81	8,276,023
Qualified XII (0.80)	1,491,086.397	11.92	17,773,750
Qualified XII (0.85)	518,033.037	12.84	6,651,544
Qualified XII (0.90)	47,389.551	11.82	560,144
Qualified XII (0.95)	498,293.742	12.73	6,343,279
Qualified XII (1.00)	2,010,868.260	12.68	25,497,810
Qualified XII (1.05)	281,920.091	12.63	3,560,651
Qualified XII (1.10)	213,045.728	12.57	2,677,985
Qualified XII (1.15)	116,931.649	12.52	1,463,984
Qualified XII (1.20)	44,343.288	12.47	552,961
Qualified XII (1.25)	139,481.921	12.42	1,732,365
Qualified XII (1.30)	8,458.745	12.36	104,550
Qualified XII (1.35)	17,841.554	12.31	219,630
Qualified XII (1.40)	45,518.920	12.26	558,062
Qualified XII (1.45)	8,596.975	12.21	104,969
Qualified XII (1.50)	8,978.118	12.16	109,174
Qualified XIX	1,739.402	48.73	84,761
Qualified XV	7,992.324	14.22	113,651
Qualified XVI	119,063.180	13.63	1,622,831
Qualified XVII	226,007.089	13.89	3,139,238
Qualified XVIII	378,094.623	13.89	5,251,734
Qualified XX	19,881.056	47.85	951,309
Qualified XXI	38,628.079	14.33	553,540
Qualified XXIV	147,822.017	12.75	1,884,731
Qualified XXIX	1,059.859	47.85	50,714
Qualified XXV	50,042.064	14.25	713,099
Qualified XXVI	40,546.324	14.17	574,541
Qualified XXVII	418,935.513	49.90	20,904,882
Qualified XXVIII	183,682.468	48.94	8,989,420
Qualified XXX	7,026.354	47.39	332,979
Qualified XXXII	45,312.228	9.97	451,763
Qualified XXXIII (0.65)	575.843	10.34	5,954
Qualified XXXIV (0.60)	10,435.096	11.92	124,386
	15,979,743.443		$ 231,875,453

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources			
Contracts in accumulation period:			
Qualified V	13.248	$ 18.47	$ 245
Qualified VI	294,008.986	18.15	5,336,263
Qualified VIII	1,074.965	15.72	16,898
Qualified XII (0.05)	272.574	18.92	5,157
Qualified XII (0.15)	2,800.150	13.90	38,922
Qualified XII (0.25)	33,112.938	12.03	398,349
Qualified XII (0.45)	8,501.587	11.88	100,999
Qualified XII (0.55)	2,653.385	11.80	31,310
Qualified XII (0.60)	14,679.876	11.77	172,782
Qualified XII (0.65)	92.663	11.73	1,087
Qualified XII (0.70)	52,458.008	11.69	613,234
Qualified XII (0.75)	22,184.738	13.71	304,153
Qualified XII (0.80)	69,730.524	12.70	885,578
Qualified XII (0.85)	24,387.274	14.52	354,103
Qualified XII (0.90)	715.203	12.63	9,033
Qualified XII (0.95)	16,428.158	14.40	236,565
Qualified XII (1.00)	65,676.297	14.34	941,798
Qualified XII (1.05)	7,801.063	14.28	111,399
Qualified XII (1.10)	9,430.830	14.22	134,106
Qualified XII (1.15)	4,027.889	14.16	57,035
Qualified XII (1.20)	148.934	14.10	2,100
Qualified XII (1.25)	213.552	14.04	2,998
Qualified XII (1.30)	153.997	13.98	2,153
Qualified XII (1.35)	114.019	13.92	1,587
Qualified XII (1.40)	207.410	13.86	2,875
Qualified XV	5,397.355	18.58	100,283
Qualified XVI	4,354.428	17.81	77,552
Qualified XVII	717.982	18.15	13,031
Qualified XXI	2,458.765	18.73	46,053
Qualified XXIV	8,347.733	14.42	120,374
Qualified XXV	1,786.108	18.58	33,186
Qualified XXVI	623.784	18.40	11,478
Qualified XXVII	239,857.058	16.99	4,075,171
Qualified XXVIII	76,488.039	16.94	1,295,707
Qualified XXXIV (0.60)	828.825	13.71	11,363
	971,748.345		$ 15,544,927

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign			
Contracts in accumulation period:			
Qualified VI	38,576.991	$ 10.07	$ 388,470
Qualified X (1.25)	0.490	10.46	5
Qualified XII (0.70)	66.422	10.09	670
Qualified XII (0.80)	543.655	10.09	5,485
Qualified XII (0.85)	2,260.165	10.09	22,805
Qualified XII (0.95)	4,393.659	10.08	44,288
Qualified XII (1.00)	878.480	10.08	8,855
Qualified XII (1.05)	506.199	10.08	5,102
Qualified XII (1.10)	1,016.644	10.08	10,248
Qualified XII (1.15)	200.615	10.08	2,022
Qualified XII (1.25)	113.796	10.07	1,146
Qualified XII (1.40)	5.604	10.07	56
Qualified XII (1.50)	386.662	10.06	3,890
Qualified XVI	705.279	10.06	7,095
Qualified XXIV	102.292	10.57	1,081
	49,756.953		$ 501,218
ING MFS Total Return			
Contracts in accumulation period:			
Qualified V	230.399	$ 11.60	$ 2,673
Qualified VI	925,113.705	12.12	11,212,378
Qualified X (1.25)	3,347.630	10.31	34,514
Qualified XII (0.55)	2,539.641	12.46	31,644
Qualified XII (0.60)	5,161.753	12.45	64,264
Qualified XII (0.65)	4,406.826	12.44	54,821
Qualified XII (0.70)	22,735.353	12.43	282,600
Qualified XII (0.75)	5,036.666	12.43	62,606
Qualified XII (0.80)	92,293.941	12.40	1,144,445
Qualified XII (0.85)	24,353.518	12.37	301,253
Qualified XII (0.90)	462.289	12.38	5,723
Qualified XII (0.95)	48,510.237	12.36	599,587
Qualified XII (1.00)	344,155.998	12.35	4,250,327
Qualified XII (1.05)	19,972.220	12.34	246,457
Qualified XII (1.10)	49,516.661	12.33	610,540
Qualified XII (1.15)	13,535.988	12.33	166,899
Qualified XII (1.20)	539.209	12.32	6,643
Qualified XII (1.25)	20,133.557	12.31	247,844
Qualified XII (1.30)	489.447	12.30	6,020
Qualified XII (1.35)	131.192	12.30	1,614
Qualified XII (1.40)	12,451.200	12.29	153,025

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return (continued)			
Qualified XII (1.45)	206.793	$ 12.28	$ 2,539
Qualified XII (1.50)	788.965	12.27	9,681
Qualified XV	539.322	11.67	6,294
Qualified XVI	6,953.271	12.07	83,926
Qualified XVII	9,259.400	11.63	107,687
Qualified XXI	396.308	11.70	4,637
Qualified XXIV	22,882.256	11.69	267,494
Qualified XXV	7,005.192	11.71	82,031
Qualified XXXIV (0.60)	1,286.782	12.43	15,995
	1,644,435.719		$ 20,066,161
ING T. Rowe Price Equity Income			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,646.321	$ 10.29	$ 16,941
ING MAP PLUS NP29	8,305.565	10.23	84,966
ING MAP PLUS NP9	1,013.243	10.30	10,436
Qualified V	4,025.932	12.66	50,968
Qualified VI	368,220.363	13.50	4,970,975
Qualified VIII	341.106	12.69	4,329
Qualified X (1.25)	383.316	10.41	3,990
Qualified XII (0.55)	6,133.063	13.63	83,594
Qualified XII (0.60)	3,481.449	13.63	47,452
Qualified XII (0.65)	4,862.986	13.62	66,234
Qualified XII (0.70)	13,887.245	13.61	189,005
Qualified XII (0.75)	4,668.094	13.60	63,486
Qualified XII (0.80)	23,637.486	13.57	320,761
Qualified XII (0.85)	35,002.099	13.54	473,928
Qualified XII (0.90)	487.767	13.55	6,609
Qualified XII (0.95)	24,547.622	13.53	332,129
Qualified XII (1.00)	1,066,566.847	13.52	14,419,984
Qualified XII (1.05)	11,361.922	13.51	153,500
Qualified XII (1.10)	4,426.325	13.50	59,755
Qualified XII (1.15)	3,301.620	13.49	44,539
Qualified XII (1.20)	28.372	13.48	382
Qualified XII (1.25)	3,315.389	13.48	44,691
Qualified XII (1.35)	32.884	13.46	443
Qualified XII (1.40)	1,295.844	13.45	17,429
Qualified XII (1.45)	14.950	13.44	201
Qualified XII (1.50)	25.750	13.43	346
Qualified XV	958.331	12.74	12,209
Qualified XVI	7,348.798	13.45	98,841
Qualified XVII	1,292.491	12.69	16,402
Qualified XXI	1,059.058	12.77	13,524

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income (continued)			
Qualified XXIV	1,884.911	$ 12.76	$ 24,051
Qualified XXV	5,803.629	12.78	74,170
Qualified XXVI	1,864.614	12.75	23,774
	1,611,225.392		$ 21,730,044
ING Alger Aggressive Growth - Initial Class			
Contracts in accumulation period:			
Qualified XXXI	836.018	$ 13.84	$ 11,570
	836.018		$ 11,570
ING Alger Aggressive Growth - Service Class			
Currently payable annuity contracts:			$ 7,906
Contracts in accumulation period:			
ING MAP PLUS NP10	2,047.052	$ 9.23	18,894
ING MAP PLUS NP26	13.466	9.18	124
Qualified V	89.415	6.84	612
Qualified VI	813,208.391	6.87	5,586,742
Qualified VIII	643.314	6.87	4,420
Qualified X (1.15)	10,840.230	10.03	108,728
Qualified X (1.25)	61,659.512	9.82	605,496
Qualified XII (0.45)	5,110.042	7.03	35,924
Qualified XII (0.55)	2,576.885	7.01	18,064
Qualified XII (0.60)	13,149.420	7.00	92,046
Qualified XII (0.65)	21,075.073	6.99	147,315
Qualified XII (0.70)	8,545.807	6.98	59,650
Qualified XII (0.75)	68,159.643	6.97	475,073
Qualified XII (0.80)	55,340.538	6.96	385,170
Qualified XII (0.85)	29,610.177	6.95	205,791
Qualified XII (0.90)	3,493.636	6.94	24,246
Qualified XII (0.95)	33,575.786	6.93	232,680
Qualified XII (1.00)	192,948.628	6.92	1,335,205
Qualified XII (1.05)	18,622.829	6.91	128,684
Qualified XII (1.10)	6,591.712	6.90	45,483
Qualified XII (1.15)	1,295.860	6.89	8,928
Qualified XII (1.20)	2,433.595	6.88	16,743
Qualified XII (1.25)	7,342.369	6.87	50,442
Qualified XII (1.30)	346.048	6.86	2,374
Qualified XII (1.35)	635.604	6.85	4,354
Qualified XII (1.40)	4,406.851	6.84	30,143
Qualified XII (1.45)	800.430	6.83	5,467
Qualified XII (1.50)	411.884	6.82	2,809
Qualified XV	1,652.344	6.93	11,451

Division/Contract	Units	Unit Value	Extended Value
ING Alger Aggressive Growth - Service Class			
(continued)			
Qualified XVI	12,634.612	$ 6.82	$ 86,168
Qualified XVII	2,381.968	6.87	16,364
Qualified XVIII	715.123	10.07	7,201
Qualified XXI	2,881.941	6.96	20,058
Qualified XXIV	24,563.396	6.94	170,470
Qualified XXV	18,688.721	6.97	130,260
Qualified XXVI	5,984.704	6.94	41,534
Qualified XXXII	314.834	9.87	3,107
	1,434,791.840		$ 10,126,126
ING Alger Growth			
Contracts in accumulation period:			
Qualified VI	127,950.054	$ 8.12	$ 1,038,954
Qualified X (1.15)	2,225.971	9.07	20,190
Qualified X (1.25)	16,711.240	8.56	143,048
Qualified XII (0.55)	3,249.021	8.29	26,934
Qualified XII (0.60)	3,963.463	8.28	32,817
Qualified XII (0.65)	2,377.512	8.26	19,638
Qualified XII (0.70)	8,750.125	8.25	72,189
Qualified XII (0.75)	1,780.230	8.24	14,669
Qualified XII (0.80)	6,970.803	8.23	57,370
Qualified XII (0.85)	6,676.508	8.22	54,881
Qualified XII (0.90)	40.476	8.20	332
Qualified XII (0.95)	8,912.259	8.19	72,991
Qualified XII (1.00)	52,186.173	8.18	426,883
Qualified XII (1.05)	6,829.339	8.17	55,796
Qualified XII (1.10)	1,636.688	8.16	13,355
Qualified XII (1.15)	1,287.671	8.14	10,482
Qualified XII (1.20)	412.944	8.13	3,357
Qualified XII (1.25)	4,740.937	8.12	38,496
Qualified XII (1.35)	167.008	8.10	1,353
Qualified XII (1.40)	489.495	8.09	3,960
Qualified XII (1.45)	2.369	8.07	19
Qualified XII (1.50)	137.264	8.06	1,106
Qualified XV	717.389	8.19	5,875
Qualified XVI	3,669.191	8.06	29,574
Qualified XVII	700.654	8.12	5,689
Qualified XXI	1,366.756	8.23	11,248
Qualified XXIV	2,402.024	8.21	19,721
Qualified XXV	1,172.774	8.24	9,664
Qualified XXVI	811.177	8.20	6,652

Division/Contract	Units	Unit Value	Extended Value
ING Alger Growth (continued)			
Qualified XXXII	656.585	$ 9.78	$ 6,421
Qualified XXXIII (0.40)	614.472	8.36	5,137
	269,608.572		$ 2,208,801
ING American Century Small Cap Value			
Currently payable annuity contracts:			$ 37,856
Contracts in accumulation period:			
ING MAP PLUS NP29	3,440.936	$ 10.39	35,751
ING MAP PLUS NP9	3,099.090	10.46	32,416
Qualified V	5,038.456	11.53	58,093
Qualified VI	519,609.072	11.57	6,011,877
Qualified X (1.15)	21,037.984	11.60	244,041
Qualified X (1.25)	63,045.647	11.57	729,438
Qualified XII (0.05)	8,841.010	11.79	104,236
Qualified XII (0.30)	13,228.243	11.84	156,622
Qualified XII (0.45)	831.149	11.80	9,808
Qualified XII (0.55)	2,194.051	11.77	25,824
Qualified XII (0.60)	3,486.664	11.75	40,968
Qualified XII (0.65)	2,609.002	11.74	30,630
Qualified XII (0.70)	26,551.718	11.73	311,452
Qualified XII (0.75)	2,759.125	11.72	32,337
Qualified XII (0.80)	20,097.222	11.70	235,137
Qualified XII (0.85)	36,067.380	11.68	421,267
Qualified XII (0.90)	2,459.742	11.67	28,705
Qualified XII (0.95)	20,556.095	11.65	239,479
Qualified XII (1.00)	853,089.946	11.64	9,929,967
Qualified XII (1.05)	7,201.730	11.63	83,756
Qualified XII (1.10)	4,952.822	11.61	57,502
Qualified XII (1.15)	3,001.848	11.60	34,821
Qualified XII (1.20)	480.810	11.58	5,568
Qualified XII (1.25)	5,306.287	11.57	61,394
Qualified XII (1.35)	299.185	11.54	3,453
Qualified XII (1.40)	5,108.280	11.53	58,898
Qualified XII (1.45)	202.826	11.51	2,335
Qualified XII (1.50)	229.171	11.50	2,635
Qualified XV	167.831	11.65	1,955
Qualified XVI	12,709.527	11.50	146,160
Qualified XVII	4,014.960	11.57	46,453
Qualified XVIII	1,526.534	11.64	17,769
Qualified XXI	3,826.411	11.70	44,769
Qualified XXIV	9,447.457	11.68	110,346

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small Cap Value (continued)			
Qualified XXV	3,492.157	$ 11.71	$ 40,893
Qualified XXVI	896.015	11.67	10,456
Qualified XXXII	360.913	10.97	3,959
Qualified XXXIV (0.60)	2,389.889	11.72	28,009
	1,673,657.185		$ 19,477,035
ING Baron Small Cap Growth			
Currently payable annuity contracts:			$ 17,557
Contracts in accumulation period:			
ING MAP PLUS NP29	1,377.379	$ 10.43	14,366
NYSUT 457	304,609.327	14.21	4,328,499
Qualified V	4,629.804	12.41	57,456
Qualified VI	1,064,256.324	12.46	13,260,634
Qualified X (1.15)	14,975.910	12.49	187,049
Qualified X (1.25)	82,141.075	12.46	1,023,478
Qualified XII (0.05)	11,593.828	12.70	147,242
Qualified XII (0.30)	9,140.710	12.75	116,544
Qualified XII (0.45)	8.229	12.70	105
Qualified XII (0.55)	3,397.272	12.67	43,043
Qualified XII (0.60)	8,914.613	12.65	112,770
Qualified XII (0.65)	16,594.418	12.64	209,753
Qualified XII (0.70)	18,500.352	12.62	233,474
Qualified XII (0.75)	11,815.554	12.62	149,112
Qualified XII (0.80)	292,325.231	12.59	3,680,375
Qualified XII (0.85)	49,430.728	12.58	621,839
Qualified XII (0.90)	1,752.901	12.56	22,016
Qualified XII (0.95)	40,697.048	12.55	510,748
Qualified XII (1.00)	966,837.346	12.53	12,114,472
Qualified XII (1.05)	14,459.549	12.52	181,034
Qualified XII (1.10)	8,322.471	12.50	104,031
Qualified XII (1.15)	6,739.623	12.49	84,178
Qualified XII (1.20)	1,659.570	12.47	20,695
Qualified XII (1.25)	11,242.126	12.46	140,077
Qualified XII (1.30)	91.857	12.44	1,143
Qualified XII (1.35)	6,093.420	12.43	75,741
Qualified XII (1.40)	3,321.015	12.41	41,214
Qualified XII (1.45)	510.911	12.39	6,330
Qualified XII (1.50)	1,017.498	12.38	12,597
Qualified XV	2,317.370	12.55	29,083
Qualified XVI	23,106.121	12.38	286,054
Qualified XVII	1,557.344	12.46	19,405
Qualified XVIII	633.730	12.53	7,941

141

Division/Contract	Units	Unit Value		Extended Value	
ING Baron Small Cap Growth (continued)					
Qualified XXI	11,938.784	$	12.59	$	150,309
Qualified XXIV	23,503.388		12.57		295,438
Qualified XXV	8,819.239		12.61		111,211
Qualified XXVI	3,210.014		12.56		40,318
Qualified XXXII	716.717		11.13		7,977
Qualified XXXIII (0.40)	3,194.248		12.75		40,727
Qualified XXXIV (0.60)	3,294.110		12.62		41,572
	3,038,747.154			$	38,547,607
ING Aeltus Enhanced Index					
Contracts in accumulation period:					
Qualified VI	91,166.511	$	7.80	$	711,099
Qualified X (1.15)	2,585.648		10.13		26,193
Qualified X (1.25)	4,974.857		9.60		47,759
Qualified XII (0.60)	1,700.900		7.94		13,505
Qualified XII (0.65)	482.492		7.93		3,826
Qualified XII (0.70)	230.540		7.92		1,826
Qualified XII (0.75)	19.041		7.91		151
Qualified XII (0.80)	13,568.766		7.90		107,193
Qualified XII (0.85)	840.217		7.89		6,629
Qualified XII (0.90)	411.405		7.87		3,238
Qualified XII (0.95)	8,369.826		7.86		65,787
Qualified XII (1.00)	29,438.597		7.85		231,093
Qualified XII (1.05)	3,719.184		7.84		29,158
Qualified XII (1.10)	5,113.285		7.83		40,037
Qualified XII (1.15)	56.903		7.82		445
Qualified XII (1.20)	975.523		7.81		7,619
Qualified XII (1.25)	1,237.344		7.80		9,651
Qualified XII (1.30)	229.758		7.78		1,788
Qualified XII (1.35)	2,292.489		7.77		17,813
Qualified XII (1.40)	747.411		7.76		5,800
Qualified XII (1.50)	86.462		7.74		669
Qualified XVI	251.879		7.74		1,950
Qualified XVII	775.879		7.80		6,052
Qualified XXIV	653.731		7.88		5,151
Qualified XXV	249.380		7.91		1,973
	170,178.028			$	1,346,405

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs® Capital Growth			
Contracts in accumulation period:			
Qualified VI	40,384.581	$ 9.90	$ 399,807
Qualified X (1.15)	3,503.908	9.66	33,848
Qualified X (1.25)	16,684.095	9.10	151,825
Qualified XII (0.60)	1,575.943	10.09	15,901
Qualified XII (0.65)	1,290.870	10.07	12,999
Qualified XII (0.70)	8,549.771	10.06	86,011
Qualified XII (0.75)	410.431	10.06	4,129
Qualified XII (0.80)	8,974.231	10.03	90,012
Qualified XII (0.85)	3,913.522	10.02	39,213
Qualified XII (0.90)	2,766.751	10.00	27,668
Qualified XII (0.95)	1,932.278	9.99	19,303
Qualified XII (1.00)	10,805.425	9.97	107,730
Qualified XII (1.05)	462.168	9.96	4,603
Qualified XII (1.10)	3,431.579	9.94	34,110
Qualified XII (1.15)	1,458.907	9.93	14,487
Qualified XII (1.20)	400.007	9.91	3,964
Qualified XII (1.25)	1,161.609	9.90	11,500
Qualified XII (1.35)	859.812	9.87	8,486
Qualified XII (1.40)	742.626	9.86	7,322
Qualified XII (1.45)	704.292	9.84	6,930
Qualified XII (1.50)	685.164	9.83	6,735
Qualified XV	676.973	9.99	6,763
Qualified XVI	978.441	9.83	9,618
Qualified XXI	1,836.570	10.03	18,421
Qualified XXIV	2,594.474	10.01	25,971
Qualified XXV	3,116.835	10.04	31,293
Qualified XXXIV (0.60)	161.860	10.06	1,628
	120,063.123		$ 1,180,277
ING JPMorgan International			
Currently payable annuity contracts:			$ 36,814
Contracts in accumulation period:			
Qualified V	191.295	$ 18.72	3,581
Qualified VI	1,990,715.018	19.16	38,142,100
Qualified VIII	16,497.272	16.13	266,101
Qualified X (1.15)	35,315.299	19.37	684,057
Qualified X (1.25)	247,252.432	19.16	4,737,357
Qualified XII (0.05)	32,335.505	19.97	645,740
Qualified XII (0.15)	25,230.784	9.96	251,299
Qualified XII (0.25)	261,660.587	9.96	2,606,139
Qualified XII (0.30)	168,443.482	9.93	1,672,644

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan International (continued)			
Qualified XII (0.45)	53,460.408	$ 9.84	$ 526,050
Qualified XII (0.55)	45,969.651	9.78	449,583
Qualified XII (0.60)	212,443.557	9.74	2,069,200
Qualified XII (0.65)	13,884.193	9.71	134,816
Qualified XII (0.70)	284,857.154	9.68	2,757,417
Qualified XII (0.75)	272,037.858	9.82	2,671,412
Qualified XII (0.80)	373,471.877	10.86	4,055,905
Qualified XII (0.85)	401,611.207	13.37	5,369,542
Qualified XII (0.90)	14,699.160	10.79	158,604
Qualified XII (0.95)	169,666.046	13.26	2,249,772
Qualified XII (1.00)	1,079,679.470	13.20	14,251,769
Qualified XII (1.05)	96,125.288	13.15	1,264,048
Qualified XII (1.10)	57,576.986	13.09	753,683
Qualified XII (1.15)	38,794.515	13.04	505,880
Qualified XII (1.20)	8,022.200	12.98	104,128
Qualified XII (1.25)	10,130.068	12.93	130,982
Qualified XII (1.30)	99.947	12.88	1,287
Qualified XII (1.35)	1,940.717	12.82	24,880
Qualified XII (1.40)	8,463.348	12.77	108,077
Qualified XII (1.45)	1,137.822	12.71	14,462
Qualified XII (1.50)	3,734.569	12.66	47,280
Qualified XV	25,390.601	19.61	497,910
Qualified XVI	44,491.216	18.80	836,435
Qualified XVII	744.764	19.16	14,270
Qualified XVIII	4,127.594	19.16	79,085
Qualified XXI	24,730.241	19.77	488,917
Qualified XXIV	42,405.860	13.28	563,150
Qualified XXV	11,825.081	19.54	231,062
Qualified XXVI	1,485.635	19.42	28,851
Qualified XXVII	1,610,014.041	20.17	32,473,983
Qualified XXVIII	130,653.496	20.11	2,627,442
Qualified XXXII	32,741.750	10.89	356,558
Qualified XXXIII (0.65)	13.430	9.93	133
Qualified XXXIV (0.60)	3,897.788	9.82	38,276
	7,857,969.212		$ 124,930,681
ING JPMorgan Mid Cap Value			
Currently payable annuity contracts:			$ 26,193
Contracts in accumulation period:			
Qualified VI	412,958.575	$ 12.79	5,281,740
Qualified X (1.15)	2,756.106	12.82	35,333
Qualified X (1.25)	71,490.531	12.79	914,364

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value (continued)			
Qualified XII (0.05)	10,588.758	$ 13.03	$ 137,972
Qualified XII (0.45)	386.000	13.04	5,033
Qualified XII (0.55)	3,156.336	13.01	41,064
Qualified XII (0.60)	8,700.472	12.99	113,019
Qualified XII (0.65)	2,270.525	12.97	29,449
Qualified XII (0.70)	35,243.610	12.96	456,757
Qualified XII (0.75)	3,932.289	12.96	50,962
Qualified XII (0.80)	5,411.836	12.93	69,975
Qualified XII (0.85)	25,282.037	12.91	326,391
Qualified XII (0.90)	1,345.580	12.89	17,345
Qualified XII (0.95)	28,952.629	12.88	372,910
Qualified XII (1.00)	163,773.664	12.86	2,106,129
Qualified XII (1.05)	11,228.779	12.85	144,290
Qualified XII (1.10)	3,138.476	12.83	40,267
Qualified XII (1.15)	2,259.988	12.82	28,973
Qualified XII (1.20)	240.122	12.80	3,074
Qualified XII (1.25)	3,206.635	12.79	41,013
Qualified XII (1.35)	4,701.475	12.75	59,944
Qualified XII (1.40)	1,854.697	12.74	23,629
Qualified XII (1.45)	56.574	12.72	720
Qualified XII (1.50)	1,094.126	12.71	13,906
Qualified XV	537.981	12.88	6,929
Qualified XVI	8,163.650	12.71	103,760
Qualified XVII	2,453.997	12.79	31,387
Qualified XVIII	291.499	12.86	3,749
Qualified XXI	2,300.611	12.93	29,747
Qualified XXIV	11,049.842	12.91	142,653
Qualified XXV	11,307.521	12.94	146,319
Qualified XXVI	1,995.002	12.89	25,716
Qualified XXXII	744.262	11.12	8,276
Qualified XXXIV (0.60)	751.621	12.96	9,741
	843,625.806		$ 10,848,729
ING MFS Capital Opportunities			
Currently payable annuity contracts:			$ 242,374
Contracts in accumulation period:			
Qualified V	1,045.531	$ 21.15	22,113
Qualified VI	1,816,280.894	21.43	38,922,900
Qualified VIII	7,826.766	18.41	144,091
Qualified X (1.15)	9,842.900	9.37	92,228
Qualified X (1.25)	223,312.060	9.31	2,079,035
Qualified XII (0.05)	12,794.681	22.34	285,833

Division/Contract	Units	Unit Value	Extended Value
ING MFS Capital Opportunities (continued)			
Qualified XII (0.15)	13,927.376	$ 8.78	$ 122,282
Qualified XII (0.25)	120,077.271	10.04	1,205,576
Qualified XII (0.30)	102,245.015	10.01	1,023,473
Qualified XII (0.40)	117,229.593	14.61	1,712,724
Qualified XII (0.45)	25,272.385	9.92	250,702
Qualified XII (0.55)	54,286.211	9.85	534,719
Qualified XII (0.60)	102,871.994	9.82	1,010,203
Qualified XII (0.65)	24,790.484	9.79	242,699
Qualified XII (0.70)	260,568.826	9.76	2,543,152
Qualified XII (0.75)	245,680.532	9.73	2,390,472
Qualified XII (0.80)	376,199.259	10.98	4,130,668
Qualified XII (0.85)	365,653.463	14.26	5,214,218
Qualified XII (0.90)	17,727.632	10.55	187,027
Qualified XII (0.95)	184,440.924	14.14	2,607,995
Qualified XII (1.00)	1,268,700.049	14.08	17,863,297
Qualified XII (1.05)	82,551.347	14.03	1,158,195
Qualified XII (1.10)	66,232.781	13.97	925,272
Qualified XII (1.15)	38,935.081	13.91	541,587
Qualified XII (1.20)	7,517.860	13.85	104,122
Qualified XII (1.25)	20,469.538	13.79	282,275
Qualified XII (1.30)	1,832.451	13.73	25,160
Qualified XII (1.35)	1,726.858	13.68	23,623
Qualified XII (1.40)	24,070.043	13.62	327,834
Qualified XII (1.45)	10.377	13.56	141
Qualified XII (1.50)	3,273.045	13.51	44,219
Qualified XV	19,665.726	21.94	431,466
Qualified XVI	33,856.532	21.03	712,003
Qualified XVII	2,202.154	21.43	47,192
Qualified XVIII	5,044.408	9.31	46,963
Qualified XXI	19,821.049	22.11	438,243
Qualified XXIV	53,189.198	14.16	753,159
Qualified XXV	24,379.632	21.86	532,939
Qualified XXVI	4,982.170	21.73	108,263
Qualified XXVII	1,646,716.640	26.30	43,308,648
Qualified XXVIII	159,499.583	26.22	4,182,079
Qualified XXXII	5,205.879	10.35	53,881
Qualified XXXIV (0.60)	19,635.441	9.73	191,053
	7,591,591.639		$ 137,066,098

Division/Contract	Units	Unit Value		Extended Value
ING MFS Global Growth				
Contracts in accumulation period:				
Qualified VI	68,575.178	$	10.81	$ 741,298
Qualified X (1.15)	2,555.534		10.84	27,702
Qualified X (1.25)	29,578.628		10.81	319,745
Qualified XII (0.60)	1,369.139		10.98	15,033
Qualified XII (0.65)	741.212		10.97	8,131
Qualified XII (0.70)	1,812.056		10.95	19,842
Qualified XII (0.75)	680.296		10.95	7,449
Qualified XII (0.80)	610.339		10.93	6,671
Qualified XII (0.85)	7,020.778		10.91	76,597
Qualified XII (0.90)	13.319		10.90	145
Qualified XII (0.95)	5,656.081		10.89	61,595
Qualified XII (1.00)	19,550.508		10.88	212,710
Qualified XII (1.05)	3,076.767		10.86	33,414
Qualified XII (1.10)	1,530.718		10.85	16,608
Qualified XII (1.15)	242.962		10.84	2,634
Qualified XII (1.20)	116.059		10.82	1,256
Qualified XII (1.25)	3,366.764		10.81	36,395
Qualified XII (1.35)	72.288		10.78	779
Qualified XII (1.40)	476.549		10.77	5,132
Qualified XII (1.45)	171.207		10.76	1,842
Qualified XII (1.50)	358.801		10.74	3,854
Qualified XV	294.999		10.89	3,213
Qualified XVI	376.320		10.74	4,042
Qualified XXI	1,394.651		10.93	15,244
Qualified XXIV	5,436.670		10.91	59,314
Qualified XXV	1,297.405		10.94	14,194
Qualified XXVI	10.208		10.90	111
Qualified XXXIV (0.60)	4.594		10.95	50
	156,390.030			$ 1,695,000
ING OpCap Balanced Value				
Currently payable annuity contracts:				$ 192,453
Contracts in accumulation period:				
Qualified VI	689,517.320	$	12.83	8,846,507
Qualified VIII	892.164		12.82	11,438
Qualified X (1.15)	9,277.457		11.14	103,351
Qualified X (1.25)	123,228.855		10.65	1,312,387
Qualified XII (0.55)	835.690		13.09	10,939
Qualified XII (0.60)	5,596.159		13.07	73,142
Qualified XII (0.65)	3,731.893		13.05	48,701
Qualified XII (0.70)	20,412.280		13.03	265,972

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value (continued)			
Qualified XII (0.75)	6,900.142	$ 13.03	$ 89,909
Qualified XII (0.80)	52,778.518	12.99	685,593
Qualified XII (0.85)	38,021.636	12.98	493,521
Qualified XII (0.90)	702.714	12.96	9,107
Qualified XII (0.95)	43,989.089	12.94	569,219
Qualified XII (1.00)	307,632.794	12.92	3,974,616
Qualified XII (1.05)	6,490.814	12.90	83,732
Qualified XII (1.10)	15,168.629	12.88	195,372
Qualified XII (1.15)	4,860.706	12.86	62,509
Qualified XII (1.20)	800.205	12.85	10,283
Qualified XII (1.25)	9,795.125	12.83	125,671
Qualified XII (1.30)	779.942	12.81	9,991
Qualified XII (1.35)	60.262	12.79	771
Qualified XII (1.40)	1,760.981	12.77	22,488
Qualified XII (1.45)	45.777	12.75	584
Qualified XII (1.50)	428.153	12.73	5,450
Qualified XV	634.375	12.94	8,209
Qualified XVI	12,988.435	12.73	165,343
Qualified XVII	5,302.569	12.83	68,032
Qualified XVIII	5,832.050	11.18	65,202
Qualified XXI	1,545.377	12.99	20,074
Qualified XXIV	4,880.388	12.97	63,299
Qualified XXV	57,422.100	13.01	747,062
Qualified XXVI	2,439.534	12.96	31,616
Qualified XXXII	2,630.840	10.67	28,071
Qualified XXXIV (0.60)	1,102.958	13.03	14,372
	1,438,485.931		$ 18,414,986
ING PIMCO Total Return			
Currently payable annuity contracts:			$ 52,570
Contracts in accumulation period:			
ING MAP PLUS NP10	10,216.064	$ 10.19	104,102
ING MAP PLUS NP11	6,451.702	10.19	65,743
ING MAP PLUS NP15	11,000.023	10.18	111,980
ING MAP PLUS NP16	1,114.458	10.17	11,334
ING MAP PLUS NP22	34.014	10.15	345
ING MAP PLUS NP26	51.005	10.14	517
ING MAP PLUS NP29	6,755.386	10.13	68,432
ING MAP PLUS NP9	13,209.708	10.20	134,739
NYSUT 457	403,357.619	10.37	4,182,819
Qualified VI	1,499,767.286	11.25	16,872,382
Qualified VIII	519.928	11.24	5,844

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return (continued)			
Qualified X (1.15)	1,310.130	$ 11.27	$ 14,765
Qualified X (1.25)	149,209.849	11.25	1,678,611
Qualified XII (0.45)	17,927.351	11.47	205,627
Qualified XII (0.55)	12,459.660	11.44	142,539
Qualified XII (0.60)	28,940.394	11.43	330,789
Qualified XII (0.65)	43,685.328	11.41	498,450
Qualified XII (0.70)	66,750.156	11.40	760,952
Qualified XII (0.75)	58,176.977	11.40	663,218
Qualified XII (0.80)	88,839.679	11.37	1,010,107
Qualified XII (0.85)	77,497.096	11.36	880,367
Qualified XII (0.90)	26,908.054	11.34	305,137
Qualified XII (0.95)	208,393.542	11.33	2,361,099
Qualified XII (1.00)	372,828.757	11.32	4,220,422
Qualified XII (1.05)	72,119.870	11.30	814,955
Qualified XII (1.10)	67,557.373	11.29	762,723
Qualified XII (1.15)	20,986.574	11.27	236,519
Qualified XII (1.20)	2,256.422	11.26	25,407
Qualified XII (1.25)	29,993.840	11.25	337,431
Qualified XII (1.30)	5,948.753	11.23	66,804
Qualified XII (1.35)	7,288.218	11.22	81,774
Qualified XII (1.40)	19,138.620	11.21	214,544
Qualified XII (1.45)	1,202.426	11.19	13,455
Qualified XII (1.50)	9,802.204	11.18	109,589
Qualified XV	1,750.790	11.33	19,836
Qualified XVI	29,348.929	11.18	328,121
Qualified XVII	5,061.872	11.25	56,946
Qualified XVIII	612.934	11.32	6,938
Qualified XXI	7,824.703	11.37	88,967
Qualified XXIV	30,006.051	11.35	340,569
Qualified XXV	13,020.200	11.38	148,170
Qualified XXVI	8,195.714	11.34	92,939
Qualified XXVIII	42,810.465	11.32	484,614
Qualified XXXII	1,186.356	10.23	12,136
Qualified XXXIII (0.40)	4,545.239	11.52	52,361
Qualified XXXIV (0.60)	6,960.332	11.40	79,348
	3,493,022.051		$ 39,057,036

149

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth			
Currently payable annuity contracts:			$ 131,874
Contracts in accumulation period:			
Qualified V	1,615.481	$ 12.76	20,614
Qualified VI	6,713,360.127	12.93	86,803,746
Qualified VIII	11,953.232	13.54	161,847
Qualified X (1.15)	78,427.868	13.07	1,025,052
Qualified X (1.25)	816,933.443	12.93	10,562,949
Qualified XII (0.05)	120,435.451	13.48	1,623,470
Qualified XII (0.15)	104,997.605	9.08	953,378
Qualified XII (0.25)	548,510.659	7.89	4,327,749
Qualified XII (0.30)	308,790.869	7.87	2,430,184
Qualified XII (0.40)	325,492.771	9.08	2,955,474
Qualified XII (0.45)	91,511.671	7.79	712,876
Qualified XII (0.55)	77,394.545	7.74	599,034
Qualified XII (0.60)	483,508.346	7.72	3,732,684
Qualified XII (0.65)	47,031.720	7.69	361,674
Qualified XII (0.70)	705,740.528	7.67	5,413,030
Qualified XII (0.75)	663,503.322	8.95	5,938,355
Qualified XII (0.80)	1,555,041.068	8.22	12,782,438
Qualified XII (0.85)	860,764.063	8.86	7,626,370
Qualified XII (0.90)	55,936.221	7.91	442,456
Qualified XII (0.95)	499,741.707	8.79	4,392,730
Qualified XII (1.00)	2,947,054.767	8.75	25,786,729
Qualified XII (1.05)	353,306.783	8.71	3,077,302
Qualified XII (1.10)	134,905.777	8.68	1,170,982
Qualified XII (1.15)	108,357.448	8.64	936,208
Qualified XII (1.20)	22,075.063	8.60	189,846
Qualified XII (1.25)	72,997.198	8.57	625,586
Qualified XII (1.30)	6,803.714	8.53	58,036
Qualified XII (1.35)	2,558.892	8.50	21,751
Qualified XII (1.40)	29,108.136	8.46	246,255
Qualified XII (1.45)	686.159	8.43	5,784
Qualified XII (1.50)	12,427.894	8.39	104,270
Qualified XV	19,301.136	13.24	255,547
Qualified XVI	124,629.826	12.69	1,581,552
Qualified XVII	8,495.511	12.93	109,847
Qualified XVIII	14,720.539	12.93	190,337
Qualified XXI	112,436.183	13.34	1,499,899
Qualified XXII	235.453	13.46	3,169
Qualified XXIV	229,664.696	8.80	2,021,049
Qualified XXV	97,892.047	13.19	1,291,196

Division/Contract	Units	Unit Value		Extended Value	
ING Salomon Brothers Aggressive Growth (continued)					
Qualified XXVI	19,136.512	$	13.11	$	250,880
Qualified XXVII	2,011,351.718		13.17		26,489,502
Qualified XXVIII	370,573.081		13.12		4,861,919
Qualified XXXII	27,529.730		10.54		290,163
Qualified XXXIV (0.60)	59,671.141		8.95		534,057
	20,856,610.101			$	224,599,850
ING Salomon Brothers Fundamental Value					
Currently payable annuity contracts:				$	52,092
Contracts in accumulation period:					
Qualified VI	372,145.518	$	16.34		6,080,858
Qualified X (1.15)	13,473.726		10.54		142,013
Qualified X (1.25)	42,962.474		10.27		441,225
Qualified XII (0.55)	2,114.164		16.67		35,243
Qualified XII (0.60)	6,540.961		16.65		108,907
Qualified XII (0.65)	1,606.298		16.62		26,697
Qualified XII (0.70)	6,212.935		16.60		103,135
Qualified XII (0.75)	4,379.768		16.59		72,660
Qualified XII (0.80)	49,348.348		16.55		816,715
Qualified XII (0.85)	9,826.464		16.53		162,431
Qualified XII (0.90)	575.301		16.50		9,492
Qualified XII (0.95)	20,390.413		16.48		336,034
Qualified XII (1.00)	105,401.669		16.45		1,733,857
Qualified XII (1.05)	6,330.399		16.43		104,008
Qualified XII (1.10)	5,036.279		16.41		82,645
Qualified XII (1.15)	5,567.247		16.38		91,192
Qualified XII (1.20)	337.254		16.36		5,517
Qualified XII (1.25)	5,044.104		16.34		82,421
Qualified XII (1.30)	284.718		16.31		4,644
Qualified XII (1.35)	74.943		16.29		1,221
Qualified XII (1.40)	1,067.557		16.26		17,358
Qualified XII (1.45)	10.680		16.24		173
Qualified XII (1.50)	470.201		16.22		7,627
Qualified XV	438.143		16.48		7,221
Qualified XVI	4,054.172		16.22		65,759
Qualified XVII	2,517.588		16.34		41,137
Qualified XVIII	786.204		10.58		8,318
Qualified XXI	1,262.865		16.55		20,900
Qualified XXIV	9,065.168		16.52		149,757
Qualified XXV	10,099.750		16.57		167,353
Qualified XXVI	3,310.177		16.50		54,618
Qualified XXXIV (0.60)	107.419		16.59		1,782
	690,842.907			$	11,035,010

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Investors Value			
Contracts in accumulation period:			
Qualified VI	225,727.075	$ 12.77	$ 2,882,535
Qualified X (1.15)	10,589.971	10.20	108,018
Qualified X (1.25)	35,114.434	9.92	348,335
Qualified XII (0.55)	2,305.587	13.03	30,042
Qualified XII (0.60)	5,750.592	13.01	74,815
Qualified XII (0.65)	2,946.589	12.99	38,276
Qualified XII (0.70)	1,282.062	12.97	16,628
Qualified XII (0.75)	4,906.753	12.97	63,641
Qualified XII (0.80)	6,294.853	12.94	81,455
Qualified XII (0.85)	3,839.463	12.92	49,606
Qualified XII (0.90)	1,645.822	12.90	21,231
Qualified XII (0.95)	16,520.877	12.88	212,789
Qualified XII (1.00)	96,699.118	12.86	1,243,551
Qualified XII (1.05)	2,448.591	12.84	31,440
Qualified XII (1.10)	8,390.083	12.82	107,561
Qualified XII (1.15)	553.576	12.81	7,091
Qualified XII (1.20)	715.293	12.79	9,149
Qualified XII (1.25)	4,204.650	12.77	53,693
Qualified XII (1.35)	39.376	12.73	501
Qualified XII (1.40)	1,522.293	12.71	19,348
Qualified XII (1.45)	7.675	12.70	97
Qualified XII (1.50)	141.059	12.68	1,789
Qualified XV	1,852.755	12.88	23,863
Qualified XVI	3,066.691	12.68	38,886
Qualified XVIII	630.161	10.24	6,453
Qualified XXI	441.463	12.94	5,713
Qualified XXIV	7,434.301	12.91	95,977
Qualified XXV	1,741.612	12.96	22,571
Qualified XXVI	6,237.399	12.90	80,462
Qualified XXXII	1,728.427	10.45	18,062
Qualified XXXIV (0.60)	574.725	12.97	7,454
	455,353.326		$ 5,701,032
ING T. Rowe Price Growth Equity - Initial Class			
Currently payable annuity contracts:			$ 422,722
Contracts in accumulation period:			
Qualified V	5,241.411	$ 18.57	97,333
Qualified VI	5,242,851.005	18.45	96,730,601
Qualified VIII	4,601.921	18.83	86,654
Qualified X (1.15)	44,930.864	20.87	937,707
Qualified X (1.25)	525,764.601	20.67	10,867,554

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity - Initial Class (continued)			
Qualified XII (0.05)	26,763.757	$ 19.24	$ 514,935
Qualified XII (0.15)	35,877.346	10.24	367,384
Qualified XII (0.25)	349,853.379	11.92	4,170,252
Qualified XII (0.30)	109,581.791	11.89	1,302,927
Qualified XII (0.40)	175,152.481	18.01	3,154,496
Qualified XII (0.45)	89,790.117	11.77	1,056,830
Qualified XII (0.55)	62,004.162	11.70	725,449
Qualified XII (0.60)	323,451.867	11.66	3,771,449
Qualified XII (0.65)	63,560.221	11.62	738,570
Qualified XII (0.70)	386,372.262	11.59	4,478,055
Qualified XII (0.75)	501,599.959	11.55	5,793,480
Qualified XII (0.80)	1,029,446.174	12.68	13,053,377
Qualified XII (0.85)	364,355.340	17.58	6,405,367
Qualified XII (0.90)	34,727.804	12.24	425,068
Qualified XII (0.95)	358,328.534	17.43	6,245,666
Qualified XII (1.00)	1,980,113.731	17.36	34,374,774
Qualified XII (1.05)	160,205.099	17.29	2,769,946
Qualified XII (1.10)	103,595.411	17.22	1,783,913
Qualified XII (1.15)	51,134.018	17.14	876,437
Qualified XII (1.20)	9,513.599	17.07	162,397
Qualified XII (1.25)	41,657.743	17.00	708,182
Qualified XII (1.30)	6,314.301	16.93	106,901
Qualified XII (1.35)	3,687.127	16.86	62,165
Qualified XII (1.40)	21,946.255	16.79	368,478
Qualified XII (1.45)	1,258.042	16.72	21,034
Qualified XII (1.50)	2,888.646	16.65	48,096
Qualified XV	14,045.408	18.89	265,318
Qualified XVI	116,585.557	18.11	2,111,364
Qualified XVII	23,171.244	18.45	427,509
Qualified XVIII	18,202.340	20.67	376,242
Qualified XXI	49,577.840	19.04	943,962
Qualified XXII	51.380	19.21	987
Qualified XXIV	120,811.136	17.46	2,109,362
Qualified XXV	53,015.681	18.83	998,285
Qualified XXVI	28,891.401	18.71	540,558
Qualified XXVII	1,780,839.791	21.50	38,288,056
Qualified XXVIII	805,740.831	21.43	17,267,026
Qualified XXXI	1,661.171	12.88	21,396
Qualified XXXII	21,999.896	10.19	224,179
Qualified XXXIII (0.65)	4,442.745	10.21	45,360
Qualified XXXIV (0.60)	51,447.036	11.55	594,213
	15,207,052.425		$ 266,842,016

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price Growth Equity - Service Class					
Contracts in accumulation period:					
ING MAP PLUS NP23	120.306	$	9.64	$	1,160
ING MAP PLUS NP26	7.924		9.63		76
ING MAP PLUS NP27	8.932		9.63		86
ING MAP PLUS NP9	13,333.199		9.69		129,199
Qualified XII (1.00)	36.181		10.99		398
	13,506.542			$	130,919
ING UBS U.S. Allocation					
Contracts in accumulation period:					
Qualified VI	23,747.182	$	30.07	$	714,078
Qualified VIII	1,629.381		30.07		48,995
Qualified X (1.15)	4,211.562		10.24		43,126
Qualified X (1.25)	25,053.748		9.71		243,272
Qualified XII (0.55)	378.427		30.69		11,614
Qualified XII (0.60)	774.938		30.65		23,752
Qualified XII (0.65)	95.433		30.60		2,920
Qualified XII (0.70)	1,787.202		30.56		54,617
Qualified XII (0.75)	714.257		30.54		21,813
Qualified XII (0.85)	434.260		30.42		13,210
Qualified XII (0.95)	5,590.098		30.34		169,604
Qualified XII (1.00)	3,617.355		30.29		109,570
Qualified XII (1.05)	823.976		30.25		24,925
Qualified XII (1.10)	173.097		30.21		5,229
Qualified XII (1.15)	89.813		30.16		2,709
Qualified XII (1.20)	118.338		30.12		3,564
Qualified XII (1.25)	1,486.629		30.07		44,703
Qualified XII (1.35)	209.079		29.99		6,270
Qualified XII (1.40)	289.431		29.94		8,666
Qualified XII (1.45)	4.239		29.90		127
Qualified XII (1.50)	102.978		29.86		3,075
Qualified XV	228.171		30.34		6,923
Qualified XVI	473.591		29.86		14,141
Qualified XVIII	1,013.176		10.28		10,415
Qualified XXI	98.829		30.47		3,011
Qualified XXIV	272.677		30.41		8,292
Qualified XXV	569.845		30.51		17,386
Qualified XXVI	46.297		30.38		1,407
Qualified XXXIV (0.60)	1.631		30.54		50
	74,035.640			$	1,617,464

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity			
Currently payable annuity contracts:			$ 511,356
Contracts in accumulation period:			
Qualified IX	2,814.629	$ 11.99	33,747
Qualified V	1,461.672	13.95	20,390
Qualified VI	4,173,915.142	14.22	59,353,073
Qualified VII	81,628.339	12.03	981,989
Qualified VIII	9,873.432	11.99	118,382
Qualified X (1.15)	7,951.032	14.38	114,336
Qualified X (1.25)	465,366.745	14.22	6,617,515
Qualified XII (0.05)	25,055.778	14.83	371,577
Qualified XII (0.15)	66,975.377	9.56	640,285
Qualified XII (0.25)	328,601.445	9.52	3,128,286
Qualified XII (0.30)	134,610.164	9.49	1,277,450
Qualified XII (0.40)	78,591.613	9.48	745,048
Qualified XII (0.45)	45,512.972	9.40	427,822
Qualified XII (0.55)	39,415.466	9.34	368,140
Qualified XII (0.60)	180,294.805	9.31	1,678,545
Qualified XII (0.65)	71,273.526	9.28	661,418
Qualified XII (0.70)	201,460.300	9.25	1,863,508
Qualified XII (0.75)	235,565.132	9.42	2,219,024
Qualified XII (0.80)	370,349.251	10.17	3,766,452
Qualified XII (0.85)	559,118.696	9.26	5,177,439
Qualified XII (0.90)	19,379.746	9.85	190,890
Qualified XII (0.95)	238,799.116	9.18	2,192,176
Qualified XII (1.00)	984,585.118	9.14	8,999,108
Qualified XII (1.05)	101,711.652	9.10	925,576
Qualified XII (1.10)	46,227.857	9.07	419,287
Qualified XII (1.15)	75,015.525	9.03	677,390
Qualified XII (1.20)	15,112.658	8.99	135,863
Qualified XII (1.25)	17,294.613	8.95	154,787
Qualified XII (1.30)	632.587	8.91	5,636
Qualified XII (1.35)	105.094	8.88	933
Qualified XII (1.40)	8,463.130	8.84	74,814
Qualified XII (1.45)	860.122	8.80	7,569
Qualified XII (1.50)	3,653.290	8.77	32,039
Qualified XIX	3,676.140	9.36	34,409
Qualified XV	21,965.748	14.56	319,821
Qualified XVI	99,857.765	13.96	1,394,014
Qualified XVII	89,069.174	14.22	1,266,564
Qualified XVIII	20,713.661	14.22	294,548
Qualified XX	4,787.843	12.33	59,034

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity (continued)			
Qualified XXI	37,379.210	$ 14.68	$ 548,727
Qualified XXIV	167,291.227	9.19	1,537,406
Qualified XXIX	1,221.908	12.33	15,066
Qualified XXV	28,326.780	14.51	411,022
Qualified XXVI	13,021.011	14.42	187,763
Qualified XXVII	831,259.785	13.62	11,321,758
Qualified XXVIII	70,966.786	13.58	963,729
Qualified XXX	48,874.694	12.21	596,760
Qualified XXXII	119,441.140	10.61	1,267,270
Qualified XXXIV (0.60)	49,735.501	9.42	468,508
	10,199,264.397		$ 124,578,249
ING Van Kampen Comstock			
Currently payable annuity contracts:			$ 334,537
Contracts in accumulation period:			
ING MAP PLUS NP19	1,346.595	$ 10.33	13,910
ING MAP PLUS NP26	22.164	10.31	229
NYSUT 457	645,585.190	13.24	8,547,548
Qualified VI	1,886,775.065	11.27	21,263,955
Qualified X (1.15)	12,672.627	11.30	143,201
Qualified X (1.25)	153,701.813	11.27	1,732,219
Qualified XII (0.55)	612.769	11.47	7,028
Qualified XII (0.60)	9,192.792	11.45	105,257
Qualified XII (0.65)	1,440.233	11.44	16,476
Qualified XII (0.70)	47,551.951	11.42	543,043
Qualified XII (0.75)	56,322.201	11.42	643,200
Qualified XII (0.80)	451,686.843	11.40	5,149,230
Qualified XII (0.85)	60,519.314	11.38	688,710
Qualified XII (0.90)	8,014.920	11.37	91,130
Qualified XII (0.95)	41,727.635	11.35	473,609
Qualified XII (1.00)	1,074,606.679	11.34	12,186,040
Qualified XII (1.05)	38,628.239	11.33	437,658
Qualified XII (1.10)	10,730.231	11.31	121,359
Qualified XII (1.15)	4,938.025	11.30	55,800
Qualified XII (1.20)	272.984	11.29	3,082
Qualified XII (1.25)	19,939.943	11.27	224,723
Qualified XII (1.30)	506.192	11.26	5,700
Qualified XII (1.35)	1,311.498	11.24	14,741
Qualified XII (1.40)	2,769.905	11.23	31,106
Qualified XII (1.45)	139.186	11.22	1,562
Qualified XII (1.50)	1,285.395	11.20	14,396
Qualified XV	4,380.863	11.35	49,723

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock (continued)			
Qualified XVI	17,351.608	$ 11.20	$ 194,338
Qualified XVII	7,832.208	11.27	88,269
Qualified XVIII	6,328.249	11.34	71,762
Qualified XXI	3,373.099	11.40	38,453
Qualified XXIV	110,537.865	11.38	1,257,921
Qualified XXV	9,581.181	11.41	109,321
Qualified XXVI	1,264.205	11.37	14,374
Qualified XXXII	565.886	11.09	6,276
Qualified XXXIII (0.40)	1,886.127	11.54	21,766
Qualified XXXIV (0.60)	2,721.683	11.42	31,082
	4,698,123.363		$ 54,732,734
ING VP Strategic Allocation Balanced			
Currently payable annuity contracts:			$ 375,462
Contracts in accumulation period:			
ING MAP PLUS NP11	16.092	$ 10.03	161
ING MAP PLUS NP15	845.244	10.02	8,469
ING MAP PLUS NP16	16,501.007	10.01	165,175
ING MAP PLUS NP17	988.864	10.01	9,899
ING MAP PLUS NP22	4,159.788	9.99	41,556
ING MAP PLUS NP29	6,219.692	9.97	62,010
ING MAP PLUS NP7	16,911.683	10.04	169,793
Qualified V	60.750	15.83	962
Qualified VI	1,675,858.624	16.06	26,914,290
Qualified X (1.15)	9,289.767	16.60	154,210
Qualified X (1.25)	211,999.365	16.44	3,485,270
Qualified XII (0.00)	11,432.089	10.78	123,238
Qualified XII (0.05)	29,293.426	16.75	490,665
Qualified XII (0.25)	89,687.243	11.04	990,147
Qualified XII (0.30)	11,856.259	11.01	130,537
Qualified XII (0.40)	213,853.782	15.20	3,250,577
Qualified XII (0.45)	7,489.476	10.90	81,635
Qualified XII (0.55)	10,163.766	10.83	110,074
Qualified XII (0.60)	28,831.539	10.80	311,381
Qualified XII (0.65)	112,672.766	10.76	1,212,359
Qualified XII (0.70)	121,986.293	10.73	1,308,913
Qualified XII (0.75)	226,317.159	10.70	2,421,594
Qualified XII (0.80)	144,674.308	11.24	1,626,139
Qualified XII (0.85)	164,762.128	14.84	2,445,070
Qualified XII (0.90)	1,149.814	11.03	12,682
Qualified XII (0.95)	77,920.134	14.72	1,146,984
Qualified XII (1.00)	293,774.722	14.66	4,306,737

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced (continued)			
Qualified XII (1.05)	389,210.112	$ 14.60	$ 5,682,468
Qualified XII (1.10)	61,166.177	14.54	889,356
Qualified XII (1.15)	97,882.493	14.47	1,416,360
Qualified XII (1.20)	23,989.382	14.41	345,687
Qualified XII (1.25)	28,488.169	14.35	408,805
Qualified XII (1.30)	4,795.311	14.29	68,525
Qualified XII (1.35)	4,739.281	14.23	67,440
Qualified XII (1.40)	16,803.254	14.17	238,102
Qualified XII (1.45)	210.182	14.12	2,968
Qualified XII (1.50)	10,864.334	14.06	152,753
Qualified XV	2,810.598	16.44	46,206
Qualified XVI	37,130.975	15.77	585,555
Qualified XVII	10,242.970	16.48	168,804
Qualified XVIII	14,231.269	16.87	240,082
Qualified XXI	6,022.722	16.58	99,857
Qualified XXII	509.018	16.72	8,511
Qualified XXIV	9,577.307	14.74	141,170
Qualified XXV	7,006.827	16.49	115,543
Qualified XXVII	85,944.018	16.23	1,394,871
Qualified XXVIII	119,843.047	16.18	1,939,061
Qualified XXXII	4,392.627	10.41	45,727
Qualified XXXIII (0.65)	93.764	10.74	1,007
Qualified XXXIV (0.60)	11,585.727	10.80	125,126
	4,436,255.344		$ 65,539,973
ING VP Strategic Allocation Growth			
Currently payable annuity contracts:			$ 256,983
Contracts in accumulation period:			
ING MAP PLUS NP11	1,353.562	$ 9.98	13,509
ING MAP PLUS NP15	323.597	9.96	3,223
ING MAP PLUS NP16	642.329	9.96	6,398
ING MAP PLUS NP17	4,764.336	9.96	47,453
ING MAP PLUS NP19	340.150	9.95	3,384
ING MAP PLUS NP22	267.911	9.94	2,663
ING MAP PLUS NP29	2,881.299	9.92	28,582
ING MAP PLUS NP7	1,272.794	9.99	12,715
Qualified V	17.494	16.05	281
Qualified VI	2,067,828.164	16.28	33,664,243
Qualified VIII	8.563	16.27	139
Qualified X (1.15)	18,269.203	16.90	308,750
Qualified X (1.25)	263,175.621	16.75	4,408,192
Qualified XII (0.00)	7,306.664	10.57	77,231
Qualified XII (0.05)	2,964.488	16.98	50,337

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth (continued)			
Qualified XII (0.25)	160,625.738	$ 10.35	$ 1,662,476
Qualified XII (0.30)	9,684.835	10.31	99,851
Qualified XII (0.40)	76,379.633	15.16	1,157,915
Qualified XII (0.45)	19,018.851	10.22	194,373
Qualified XII (0.55)	2,406.865	10.15	24,430
Qualified XII (0.60)	19,859.881	10.42	206,940
Qualified XII (0.65)	308,227.585	10.09	3,110,016
Qualified XII (0.70)	177,507.530	10.06	1,785,726
Qualified XII (0.75)	261,926.645	10.02	2,624,505
Qualified XII (0.80)	152,544.784	10.62	1,620,026
Qualified XII (0.85)	213,841.982	14.80	3,164,861
Qualified XII (0.90)	1,420.295	10.41	14,785
Qualified XII (0.95)	85,764.068	14.68	1,259,017
Qualified XII (1.00)	545,608.860	14.62	7,976,802
Qualified XII (1.05)	138,743.759	14.56	2,020,109
Qualified XII (1.10)	57,141.403	14.50	828,550
Qualified XII (1.15)	84,492.432	14.43	1,219,226
Qualified XII (1.20)	16,010.413	14.37	230,070
Qualified XII (1.25)	21,789.659	14.31	311,810
Qualified XII (1.30)	6,043.635	14.25	86,122
Qualified XII (1.35)	2,130.092	14.19	30,226
Qualified XII (1.40)	17,987.113	14.13	254,158
Qualified XII (1.45)	742.404	14.08	10,453
Qualified XII (1.50)	10,897.153	14.02	152,778
Qualified XV	3,565.313	16.67	59,434
Qualified XVI	40,046.403	15.98	639,942
Qualified XVII	682.547	16.71	11,405
Qualified XVIII	3,919.140	17.18	67,331
Qualified XXI	9,890.838	16.80	166,166
Qualified XXII	1,446.019	16.95	24,510
Qualified XXIV	24,591.694	14.70	361,498
Qualified XXV	13,185.579	16.71	220,331
Qualified XXVI	441.832	16.61	7,339
Qualified XXVII	80,358.303	16.45	1,321,894
Qualified XXVIII	121,369.981	16.40	1,990,468
Qualified XXXII	7,674.166	10.44	80,118
Qualified XXXIII (0.65)	903.318	10.53	9,512
Qualified XXXIV (0.60)	21,450.651	10.42	223,516
	5,091,737.574		$ 74,112,772

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income			
Currently payable annuity contracts:			$ 144,110
Contracts in accumulation period:			
ING MAP PLUS NP11	207.078	$ 10.08	2,087
ING MAP PLUS NP16	292.430	10.06	2,942
ING MAP PLUS NP17	609.813	10.06	6,135
ING MAP PLUS NP19	574.003	10.05	5,769
ING MAP PLUS NP22	608.872	10.04	6,113
ING MAP PLUS NP29	1,157.708	10.02	11,600
ING MAP PLUS NP7	1,694.653	10.09	17,099
ING MAP PLUS NP9	3.169	10.08	32
Qualified V	1.869	16.01	30
Qualified VI	796,139.474	16.25	12,937,266
Qualified X (1.15)	19,598.766	16.47	322,792
Qualified X (1.25)	163,938.062	16.32	2,675,469
Qualified XII (0.00)	6,710.925	11.00	73,820
Qualified XII (0.05)	22,613.063	16.94	383,065
Qualified XII (0.25)	33,061.901	12.18	402,694
Qualified XII (0.30)	22,401.705	12.14	271,957
Qualified XII (0.40)	64,075.351	15.70	1,005,983
Qualified XII (0.45)	8,866.104	12.03	106,659
Qualified XII (0.55)	11,116.982	11.95	132,848
Qualified XII (0.60)	13,940.055	11.91	166,026
Qualified XII (0.65)	6,869.667	11.87	81,543
Qualified XII (0.70)	75,431.248	11.84	893,106
Qualified XII (0.75)	85,373.841	11.80	1,007,411
Qualified XII (0.80)	124,922.683	12.20	1,524,057
Qualified XII (0.85)	72,788.217	15.33	1,115,843
Qualified XII (0.90)	2,416.029	12.04	29,089
Qualified XII (0.95)	47,070.697	15.20	715,475
Qualified XII (1.00)	288,725.560	15.14	4,371,305
Qualified XII (1.05)	55,535.195	15.07	836,915
Qualified XII (1.10)	44,171.083	15.01	663,008
Qualified XII (1.15)	34,737.941	14.95	519,332
Qualified XII (1.20)	7,257.801	14.88	107,996
Qualified XII (1.25)	12,923.652	14.82	191,529
Qualified XII (1.30)	2,002.683	14.76	29,560
Qualified XII (1.35)	168.467	14.70	2,476
Qualified XII (1.40)	5,912.091	14.64	86,553
Qualified XII (1.45)	2,087.412	14.58	30,434
Qualified XII (1.50)	1,291.947	14.51	18,746
Qualified XV	443.513	16.63	7,376

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income (continued)			
Qualified XVI	19,105.995	$ 15.95	$ 304,741
Qualified XVII	13,850.695	16.67	230,891
Qualified XVIII	34,924.375	16.74	584,634
Qualified XXI	4,153.144	16.77	69,648
Qualified XXIV	4,574.585	15.22	69,625
Qualified XXV	7,985.373	16.67	133,116
Qualified XXVI	641.979	16.57	10,638
Qualified XXVII	128,794.775	16.41	2,113,522
Qualified XXVIII	48,963.893	16.36	801,049
Qualified XXXII	6,807.927	10.37	70,598
Qualified XXXIII (0.65)	870.853	10.96	9,545
Qualified XXXIV (0.60)	6,162.255	11.91	73,392
	2,314,577.559		$ 35,377,649
ING Financial Services			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,348.801	$ 9.90	$ 13,353
	1,348.801		$ 13,353
ING VP Growth and Income			
Currently payable annuity contracts:			$ 151,079,656
Contracts in accumulation period:			
Qualified I	51,206.987	$ 240.00	12,289,677
Qualified IX	8,124.010	17.77	144,364
Qualified V	794.284	18.37	14,591
Qualified VI	49,575,844.239	18.58	921,119,186
Qualified VII	4,291,615.632	17.58	75,446,603
Qualified VIII	50,086.186	17.25	863,987
Qualified X (1.15)	414,121.857	18.78	7,777,208
Qualified X (1.25)	8,087,086.014	18.58	150,258,058
Qualified XII (0.00)	529,867.974	8.89	4,710,526
Qualified XII (0.05)	315,782.770	19.37	6,116,712
Qualified XII (0.25)	3,804,983.944	7.97	30,325,722
Qualified XII (0.30)	652,949.926	7.95	5,190,952
Qualified XII (0.40)	209,428.420	13.02	2,726,758
Qualified XII (0.45)	450,404.817	7.87	3,544,686
Qualified XII (0.55)	589,388.175	7.82	4,609,016
Qualified XII (0.60)	2,342,617.758	8.77	20,544,758
Qualified XII (0.65)	327,045.430	7.77	2,541,143
Qualified XII (0.70)	1,910,799.986	7.75	14,808,700
Qualified XII (0.75)	4,044,931.369	7.72	31,226,870
Qualified XII (0.80)	6,208,186.817	8.44	52,397,097

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income (continued)			
Qualified XII (0.85)	4,340,350.447	$ 12.71	$ 55,165,854
Qualified XII (0.90)	201,800.698	8.16	1,646,694
Qualified XII (0.95)	2,075,980.624	12.61	26,178,116
Qualified XII (1.00)	10,289,770.679	12.55	129,136,622
Qualified XII (1.05)	707,205.811	12.50	8,840,073
Qualified XII (1.10)	388,018.417	12.45	4,830,829
Qualified XII (1.15)	340,187.500	12.40	4,218,325
Qualified XII (1.20)	47,364.436	12.34	584,477
Qualified XII (1.25)	99,313.204	12.29	1,220,559
Qualified XII (1.30)	10,151.887	12.24	124,259
Qualified XII (1.35)	3,862.798	12.19	47,088
Qualified XII (1.40)	32,819.654	12.14	398,431
Qualified XII (1.45)	347.967	12.09	4,207
Qualified XII (1.50)	9,939.976	12.04	119,677
Qualified XIX	21,616.202	244.43	5,283,648
Qualified XV	407,725.029	19.02	7,754,930
Qualified XVI	840,792.954	18.24	15,336,063
Qualified XVII	2,653,517.140	18.92	50,204,544
Qualified XVIII	2,840,720.142	18.92	53,746,425
Qualified XX	65,627.297	185.33	12,162,707
Qualified XXI	282,486.187	19.17	5,415,260
Qualified XXII	894.235	19.34	17,295
Qualified XXIV	1,105,816.536	12.63	13,966,463
Qualified XXIX	1,707.329	181.97	310,683
Qualified XXV	526,789.648	19.07	10,045,879
Qualified XXVI	74,860.897	18.95	1,418,614
Qualified XXVII	846,813.286	183.81	155,652,750
Qualified XXVIII	12,290.495	183.23	2,251,987
Qualified XXX	39,916.442	180.24	7,194,540
Qualified XXXII	792,299.160	10.22	8,097,297
Qualified XXXIV (0.60)	417,900.660	8.77	3,664,989
	113,344,154.332		$ 2,082,775,555
ING GET U.S. Core - Series 1			
Contracts in accumulation period:			
Qualified XXVII	216,003.356	$ 10.27	$ 2,218,354
	216,003.356		$ 2,218,354

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 2			
Contracts in accumulation period:			
Qualified V	1,391.953	$ 10.03	$ 13,961
Qualified VI	304,332.194	10.04	3,055,495
Qualified XII (0.80)	436,578.870	10.09	4,405,081
Qualified XII (1.00)	962,528.661	10.06	9,683,038
Qualified XII (1.10)	3,209.549	10.05	32,256
Qualified XII (1.25)	100.249	10.04	1,006
Qualified XVII	19,859.621	10.05	199,589
Qualified XXVII	57,893.856	10.07	582,991
Qualified XXVIII	216,725.863	10.07	2,182,429
	2,002,620.816		$ 20,155,846
ING GET U.S. Core - Series 3			
Contracts in accumulation period:			
Qualified VI	1,714,873.779	$ 9.77	$ 16,754,317
Qualified X (1.15)	54,809.877	9.76	534,944
Qualified X (1.25)	676,437.929	9.75	6,595,270
Qualified XII (0.80)	612,548.099	9.79	5,996,846
Qualified XII (0.95)	7,175.268	9.78	70,174
Qualified XII (1.00)	1,312,156.886	9.77	12,819,773
Qualified XII (1.10)	6,704.591	9.77	65,504
Qualified XII (1.15)	34,493.024	9.76	336,652
Qualified XII (1.25)	1,414.947	9.75	13,796
Qualified XVI	641.367	9.75	6,253
Qualified XVII	10,604.594	9.77	103,607
Qualified XVIII	119,459.652	9.76	1,165,926
Qualified XXIV	25,890.145	9.80	253,723
Qualified XXVII	960,922.394	9.79	9,407,430
Qualified XXVIII	30,540.270	9.79	298,989
Qualified XXXII	69,573.423	9.75	678,341
	5,638,246.245		$ 55,101,545
ING GET U.S. Core - Series 5			
Contracts in accumulation period:			
Qualified X (1.25)	47,610.595	$ 9.95	$ 473,725
Qualified XXXII	18,834.422	9.95	187,402
	66,445.017		$ 661,127

163

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core - Series 6					
Contracts in accumulation period:					
Qualified X (1.15)	78,957.777	$	10.00	$	789,578
Qualified X (1.25)	449,682.503		10.00		4,496,825
Qualified XVIII	48,919.141		10.00		489,191
Qualified XXXII	57,542.376		10.00		575,424
	635,101.797			$	6,351,018
ING GNMA Income					
Contracts in accumulation period:					
ING MAP PLUS NP10	6,515.341	$	10.15	$	66,131
ING MAP PLUS NP15	8,667.372		10.13		87,800
ING MAP PLUS NP16	2,801.701		10.13		28,381
ING MAP PLUS NP17	385.390		10.13		3,904
ING MAP PLUS NP19	1,327.298		10.12		13,432
ING MAP PLUS NP29	1,557.598		10.09		15,716
ING MAP PLUS NP7	38.098		10.16		387
	21,292.798			$	215,751
ING Intermediate Bond					
Contracts in accumulation period:					
ING MAP PLUS NP10	1,342.910	$	10.19	$	13,684
ING MAP PLUS NP11	5,136.674		10.18		52,291
ING MAP PLUS NP16	8,066.917		10.17		82,041
ING MAP PLUS NP19	1,097.070		10.16		11,146
ING MAP PLUS NP22	26.023		10.15		264
ING MAP PLUS NP23	148.776		10.14		1,509
ING MAP PLUS NP9	15,447.849		10.19		157,414
	31,266.219			$	318,349
ING VP Global Science and Technology					
Contracts in accumulation period:					
Qualified V	2,289.671	$	3.14	$	7,190
Qualified VI	4,838,298.709		3.16		15,289,024
Qualified VIII	1,746.042		3.16		5,517
Qualified X (1.15)	32,535.284		3.17		103,137
Qualified X (1.25)	361,711.152		3.16		1,143,007
Qualified XII (0.00)	22,856.453		7.79		178,052
Qualified XII (0.05)	159,281.803		3.26		519,259
Qualified XII (0.25)	285,893.437		3.30		943,448
Qualified XII (0.30)	73,173.445		3.30		241,472
Qualified XII (0.55)	74,655.347		3.26		243,376
Qualified XII (0.60)	106,254.704		7.68		816,036

Division/Contract	Units	Unit Value	Extended Value
ING VP Global Science and Technology (continued)			
Qualified XII (0.65)	22,033.640	$ 3.24	$ 71,389
Qualified XII (0.70)	145,021.019	3.24	469,868
Qualified XII (0.75)	209,798.579	3.23	677,649
Qualified XII (0.80)	1,300,646.764	3.22	4,188,083
Qualified XII (0.85)	324,462.951	3.22	1,044,771
Qualified XII (0.90)	19,499.226	3.21	62,593
Qualified XII (0.95)	474,150.220	3.20	1,517,281
Qualified XII (1.00)	1,481,385.128	3.19	4,725,619
Qualified XII (1.05)	107,821.809	3.19	343,952
Qualified XII (1.10)	64,065.630	3.18	203,729
Qualified XII (1.15)	19,316.928	3.17	61,235
Qualified XII (1.20)	6,286.617	3.17	19,929
Qualified XII (1.25)	60,053.826	3.16	189,770
Qualified XII (1.30)	586.138	3.15	1,846
Qualified XII (1.35)	8,438.694	3.14	26,497
Qualified XII (1.40)	32,835.209	3.14	103,103
Qualified XII (1.45)	601.073	3.13	1,881
Qualified XII (1.50)	3,714.301	3.12	11,589
Qualified XV	19,223.657	3.20	61,516
Qualified XVI	64,016.310	3.13	200,371
Qualified XVII	10,182.451	3.20	32,584
Qualified XVIII	10,074.451	3.20	32,238
Qualified XXI	147,797.755	3.22	475,909
Qualified XXIV	171,771.091	3.21	551,385
Qualified XXV	85,432.065	3.24	276,800
Qualified XXVI	24,942.320	3.22	80,314
Qualified XXVII	910,551.876	3.12	2,840,922
Qualified XXXII	2,659.465	8.77	23,324
Qualified XXXIV (0.60)	15,216.694	7.68	116,864
	11,701,281.934		$ 37,902,529
ING VP Growth			
Currently payable annuity contracts:			$ 193,927
Contracts in accumulation period:			
Qualified VI	2,699,409.345	$ 12.92	34,876,369
Qualified VIII	554.983	12.91	7,165
Qualified X (1.15)	31,862.622	13.02	414,851
Qualified X (1.25)	331,955.867	12.92	4,288,870
Qualified XII (0.00)	44,268.551	8.51	376,725
Qualified XII (0.05)	25,353.658	13.46	341,260
Qualified XII (0.25)	128,461.041	8.77	1,126,603
Qualified XII (0.30)	74,097.720	8.75	648,355

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth (continued)			
Qualified XII (0.40)	305,769.420	$ 13.65	$ 4,173,753
Qualified XII (0.45)	123,742.082	8.66	1,071,606
Qualified XII (0.55)	17,480.871	8.61	150,510
Qualified XII (0.60)	56,081.312	8.58	481,178
Qualified XII (0.65)	27,255.567	8.55	233,035
Qualified XII (0.70)	275,526.809	8.53	2,350,244
Qualified XII (0.75)	430,338.089	8.50	3,657,874
Qualified XII (0.80)	599,384.873	9.65	5,784,064
Qualified XII (0.85)	161,975.618	13.31	2,155,895
Qualified XII (0.90)	19,478.006	9.33	181,730
Qualified XII (0.95)	136,319.874	13.21	1,800,786
Qualified XII (1.00)	912,951.957	13.16	12,014,448
Qualified XII (1.05)	86,251.467	13.12	1,131,619
Qualified XII (1.10)	46,336.069	13.07	605,612
Qualified XII (1.15)	41,288.923	13.02	537,582
Qualified XII (1.20)	7,008.509	12.97	90,900
Qualified XII (1.25)	29,164.676	12.92	376,808
Qualified XII (1.30)	7,174.219	12.87	92,332
Qualified XII (1.35)	1,801.664	12.82	23,097
Qualified XII (1.40)	13,607.379	12.78	173,902
Qualified XII (1.45)	1,419.392	12.73	18,069
Qualified XII (1.50)	4,142.848	12.68	52,531
Qualified XV	7,119.705	13.21	94,051
Qualified XVI	58,289.977	12.68	739,117
Qualified XVII	24,536.890	12.92	317,017
Qualified XVIII	40,861.214	13.26	541,820
Qualified XXI	37,076.816	13.32	493,863
Qualified XXIV	70,342.101	13.24	931,329
Qualified XXV	60,988.021	13.26	808,701
Qualified XXVI	18,214.664	13.18	240,069
Qualified XXVII	241,029.562	4.85	1,168,993
Qualified XXXII	11,341.966	9.88	112,059
Qualified XXXIV (0.60)	13,976.959	8.58	119,922
	7,224,241.286		$ 84,998,641
ING VP Index Plus LargeCap			
Currently payable annuity contracts:			$ 3,970,069
Contracts in accumulation period:			
ING MAP PLUS NP11	744.648	$ 9.89	7,365
ING MAP PLUS NP16	1,934.495	9.87	19,093
ING MAP PLUS NP17	953.087	9.87	9,407
ING MAP PLUS NP21	36.527	9.86	360

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap (continued)			
ING MAP PLUS NP23	132.374	$ 9.85	$ 1,304
ING MAP PLUS NP26	17.416	9.84	171
ING MAP PLUS NP27	3.811	9.84	38
ING MAP PLUS NP29	2,425.648	9.83	23,844
ING MAP PLUS NP7	7,879.903	9.90	78,011
ING MAP PLUS NP9	4,035.562	9.90	39,952
Qualified V	258.792	16.81	4,350
Qualified VI	12,428,448.504	17.03	211,656,478
Qualified VIII	5,834.431	17.02	99,302
Qualified X (1.15)	147,520.773	17.17	2,532,932
Qualified X (1.25)	1,243,762.463	17.03	21,181,275
Qualified XII (0.00)	110,036.196	9.82	1,080,555
Qualified XII (0.05)	404,466.015	17.76	7,183,316
Qualified XII (0.25)	693,217.758	10.88	7,542,209
Qualified XII (0.30)	94,934.716	10.84	1,029,092
Qualified XII (0.40)	460,393.760	18.02	8,296,296
Qualified XII (0.45)	430,084.524	10.74	4,619,108
Qualified XII (0.55)	244,207.803	10.67	2,605,697
Qualified XII (0.60)	330,677.761	10.64	3,518,411
Qualified XII (0.65)	83,899.609	10.60	889,336
Qualified XII (0.70)	562,896.368	10.57	5,949,815
Qualified XII (0.75)	1,357,463.481	10.54	14,307,665
Qualified XII (0.80)	3,336,750.710	11.72	39,106,718
Qualified XII (0.85)	728,633.368	17.59	12,816,661
Qualified XII (0.90)	66,277.039	11.30	748,931
Qualified XII (0.95)	674,144.189	17.45	11,763,816
Qualified XII (1.00)	4,606,043.493	17.38	80,053,036
Qualified XII (1.05)	281,635.213	17.31	4,875,106
Qualified XII (1.10)	199,426.941	17.24	3,438,120
Qualified XII (1.15)	286,331.632	17.17	4,916,314
Qualified XII (1.20)	20,698.154	17.10	353,938
Qualified XII (1.25)	113,769.813	17.03	1,937,500
Qualified XII (1.30)	17,115.579	16.96	290,280
Qualified XII (1.35)	17,393.728	16.89	293,780
Qualified XII (1.40)	63,336.246	16.83	1,065,949
Qualified XII (1.45)	2,979.370	16.76	49,934
Qualified XII (1.50)	9,558.055	16.69	159,524
Qualified XV	36,529.406	17.43	636,708
Qualified XVI	189,563.904	16.72	3,169,508
Qualified XVII	80,616.292	17.16	1,383,376
Qualified XVIII	72,816.805	17.47	1,272,110

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap (continued)			
Qualified XXI	138,930.703	$ 17.57	$ 2,441,012
Qualified XXIV	138,794.722	17.48	2,426,132
Qualified XXV	135,205.054	17.48	2,363,384
Qualified XXVI	29,578.692	17.37	513,782
Qualified XXVII	2,485,505.823	17.20	42,750,700
Qualified XXVIII	755,344.385	17.15	12,954,156
Qualified XXXII	74,694.616	10.42	778,318
Qualified XXXIII (0.65)	4,292.917	9.78	41,985
Qualified XXXIV (0.60)	72,936.278	10.64	776,042
	33,255,169.552		$ 530,022,271
ING VP Index Plus MidCap			
Currently payable annuity contracts:			$ 818,417
Contracts in accumulation period:			
ING MAP PLUS NP16	539.793	$ 10.13	5,468
ING MAP PLUS NP17	354.739	10.13	3,594
ING MAP PLUS NP21	23.715	10.12	240
ING MAP PLUS NP23	32.287	10.11	326
ING MAP PLUS NP26	12.459	10.10	126
ING MAP PLUS NP29	1,193.169	10.09	12,039
ING MAP PLUS NP7	3,774.240	10.16	38,346
ING MAP PLUS NP9	788.878	10.16	8,015
Qualified V	7,774.680	16.70	129,837
Qualified VI	5,609,788.736	16.87	94,637,136
Qualified VIII	1,857.794	16.86	31,322
Qualified X (1.15)	64,396.304	16.98	1,093,449
Qualified X (1.25)	515,756.048	16.87	8,700,805
Qualified XII (0.05)	203,050.645	17.52	3,557,447
Qualified XII (0.15)	73,777.578	12.25	903,775
Qualified XII (0.25)	275,640.368	18.40	5,071,783
Qualified XII (0.30)	107,669.101	18.35	1,975,728
Qualified XII (0.40)	140,588.615	17.76	2,496,854
Qualified XII (0.45)	190,743.188	18.17	3,465,804
Qualified XII (0.55)	96,916.702	18.06	1,750,316
Qualified XII (0.60)	401,728.350	18.00	7,231,110
Qualified XII (0.65)	87,736.103	17.94	1,573,986
Qualified XII (0.70)	272,348.133	17.89	4,872,308
Qualified XII (0.75)	309,431.598	17.83	5,517,165
Qualified XII (0.80)	2,029,223.577	17.37	35,247,614
Qualified XII (0.85)	489,865.220	17.31	8,479,567
Qualified XII (0.90)	23,186.455	17.25	399,966
Qualified XII (0.95)	355,990.662	17.20	6,123,039

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap (continued)			
Qualified XII (1.00)	2,797,724.717	$ 17.14	$ 47,953,002
Qualified XII (1.05)	197,952.368	17.09	3,383,006
Qualified XII (1.10)	140,412.733	17.03	2,391,229
Qualified XII (1.15)	84,299.659	16.98	1,431,408
Qualified XII (1.20)	15,250.223	16.92	258,034
Qualified XII (1.25)	102,930.705	16.87	1,736,441
Qualified XII (1.30)	12,725.085	16.82	214,036
Qualified XII (1.35)	7,709.161	16.76	129,206
Qualified XII (1.40)	48,897.378	16.71	817,075
Qualified XII (1.45)	6,089.766	16.65	101,395
Qualified XII (1.50)	7,612.450	16.60	126,367
Qualified XV	17,176.208	17.20	295,431
Qualified XVI	104,716.196	16.60	1,738,289
Qualified XVII	22,350.611	16.87	377,055
Qualified XVIII	25,436.836	16.87	429,119
Qualified XXI	55,636.102	17.34	964,730
Qualified XXIV	180,657.462	17.24	3,114,535
Qualified XXV	93,431.869	17.31	1,617,306
Qualified XXVI	29,505.606	17.21	507,791
Qualified XXVII	1,517,361.091	17.74	26,917,986
Qualified XXVIII	1,149,666.680	17.68	20,326,107
Qualified XXXII	14,880.994	10.52	156,548
Qualified XXXIII (0.65)	1,763.358	12.21	21,531
Qualified XXXIV (0.60)	21,885.242	18.00	393,934
	17,920,261.637		$ 309,547,143
ING VP Index Plus SmallCap			
Currently payable annuity contracts:			$ 430,909
Contracts in accumulation period:			
ING MAP PLUS NP10	3,354.544	$ 10.45	35,055
ING MAP PLUS NP16	2,115.061	10.43	22,060
ING MAP PLUS NP17	959.501	10.42	9,998
ING MAP PLUS NP9	3,653.658	10.45	38,181
Qualified VI	3,093,290.165	13.04	40,336,504
Qualified VIII	809.199	13.03	10,544
Qualified X (1.15)	62,536.346	13.12	820,477
Qualified X (1.25)	287,525.568	13.04	3,749,333
Qualified XII (0.00)	16,456.099	13.00	213,929
Qualified XII (0.05)	183,049.353	13.54	2,478,488
Qualified XII (0.25)	164,250.401	14.46	2,375,061
Qualified XII (0.30)	70,397.897	14.41	1,014,434
Qualified XII (0.45)	82,934.774	14.27	1,183,479
Qualified XII (0.55)	36,708.687	14.18	520,529

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value		Extended Value	
ING VP Index Plus SmallCap (continued)					
Qualified XII (0.60)	195,893.191	$	14.14	$	2,769,930
Qualified XII (0.65)	32,580.447		14.09		459,058
Qualified XII (0.70)	132,138.994		14.05		1,856,553
Qualified XII (0.75)	190,136.873		14.00		2,661,916
Qualified XII (0.80)	1,032,100.197		13.42		13,850,785
Qualified XII (0.85)	320,871.783		13.38		4,293,264
Qualified XII (0.90)	12,771.102		13.33		170,239
Qualified XII (0.95)	211,215.044		13.29		2,807,048
Qualified XII (1.00)	966,338.369		13.25		12,803,983
Qualified XII (1.05)	56,971.834		13.20		752,028
Qualified XII (1.10)	46,928.214		13.16		617,575
Qualified XII (1.15)	66,725.846		13.12		875,443
Qualified XII (1.20)	9,201.650		13.08		120,358
Qualified XII (1.25)	61,920.152		13.04		807,439
Qualified XII (1.30)	1,070.699		12.99		13,908
Qualified XII (1.35)	4,723.723		12.95		61,172
Qualified XII (1.40)	23,967.455		12.91		309,420
Qualified XII (1.45)	2,293.474		12.87		29,517
Qualified XII (1.50)	2,849.052		12.83		36,553
Qualified XV	16,183.603		13.29		215,080
Qualified XVI	69,397.205		12.83		890,366
Qualified XVII	19,158.962		13.04		249,833
Qualified XVIII	42,628.957		13.04		555,882
Qualified XXI	18,793.113		13.40		251,828
Qualified XXIV	89,964.086		13.32		1,198,322
Qualified XXV	50,845.080		13.38		680,307
Qualified XXVI	11,680.650		13.30		155,353
Qualified XXVII	1,022,078.023		13.68		13,982,027
Qualified XXVIII	895,141.500		13.63		12,200,779
Qualified XXXII	13,580.734		10.90		148,030
Qualified XXXIII (0.65)	1,557.737		12.95		20,173
Qualified XXXIV (0.60)	15,342.679		14.14		216,945
	9,645,091.681			$	129,300,095
ING VP International Equity					
Currently payable annuity contracts:				$	20,175
Contracts in accumulation period:					
Qualified VI	665,446.395	$	8.29		5,516,551
Qualified VIII	12.959		8.29		107
Qualified X (1.15)	6,359.101		8.35		53,098
Qualified X (1.25)	87,388.060		8.29		724,447
Qualified XII (0.05)	2,242.227		8.61		19,306

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity (continued)			
Qualified XII (0.15)	1,948.898	$ 9.74	$ 18,982
Qualified XII (0.25)	25,653.870	8.62	221,136
Qualified XII (0.30)	11,771.629	8.59	101,118
Qualified XII (0.40)	95,710.832	8.73	835,556
Qualified XII (0.45)	25,424.776	8.51	216,365
Qualified XII (0.55)	2,346.379	8.45	19,827
Qualified XII (0.60)	35,482.928	9.60	340,636
Qualified XII (0.65)	5,661.822	8.40	47,559
Qualified XII (0.70)	53,690.281	8.37	449,388
Qualified XII (0.75)	60,558.399	8.35	505,663
Qualified XII (0.80)	67,300.537	8.54	574,747
Qualified XII (0.85)	49,683.109	8.51	422,803
Qualified XII (0.90)	1,906.240	8.48	16,165
Qualified XII (0.95)	51,192.058	8.45	432,573
Qualified XII (1.00)	142,932.813	8.43	1,204,924
Qualified XII (1.05)	14,240.329	8.40	119,619
Qualified XII (1.10)	14,033.403	8.37	117,460
Qualified XII (1.15)	7,847.070	8.35	65,523
Qualified XII (1.20)	1,671.485	8.32	13,907
Qualified XII (1.25)	14,239.046	8.29	118,042
Qualified XII (1.35)	660.923	8.24	5,446
Qualified XII (1.40)	6,185.620	8.21	50,784
Qualified XII (1.45)	28.692	8.19	235
Qualified XII (1.50)	1,660.077	8.16	13,546
Qualified XV	2,122.958	8.45	17,939
Qualified XVI	12,529.686	8.16	102,242
Qualified XVIII	6,844.798	8.29	56,743
Qualified XXI	6,406.862	8.52	54,586
Qualified XXIV	21,334.879	8.48	180,920
Qualified XXV	12,345.467	8.51	105,060
Qualified XXVI	368.459	8.46	3,117
Qualified XXVII	51,080.344	5.90	301,374
Qualified XXXII	465.894	10.71	4,990
Qualified XXXIV (0.60)	139.378	9.60	1,338
	1,566,918.683		$ 13,073,997
ING VP Small Company			
Currently payable annuity contracts:			$ 437,929
Contracts in accumulation period:			
Qualified V	309.746	$ 19.37	6,000
Qualified VI	2,788,098.543	19.60	54,646,731
Qualified VIII	1,103.596	19.59	21,619

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company (continued)			
Qualified X (1.15)	39,059.636	$ 19.75	$ 771,428
Qualified X (1.25)	331,974.385	19.60	6,506,698
Qualified XII (0.00)	33,981.493	11.00	373,796
Qualified XII (0.05)	39,628.249	20.42	809,209
Qualified XII (0.25)	124,580.122	13.99	1,742,876
Qualified XII (0.30)	78,008.247	13.95	1,088,215
Qualified XII (0.40)	215,688.874	20.70	4,464,760
Qualified XII (0.45)	97,401.850	13.81	1,345,120
Qualified XII (0.55)	58,317.331	13.73	800,697
Qualified XII (0.60)	285,637.200	13.68	3,907,517
Qualified XII (0.65)	37,350.370	13.64	509,459
Qualified XII (0.70)	257,153.199	13.60	3,497,284
Qualified XII (0.75)	520,580.876	13.55	7,053,871
Qualified XII (0.80)	1,931,572.788	14.41	27,833,964
Qualified XII (0.85)	222,470.397	20.20	4,493,902
Qualified XII (0.90)	21,457.298	13.95	299,329
Qualified XII (0.95)	151,992.011	20.04	3,045,920
Qualified XII (1.00)	1,098,339.943	19.97	21,933,849
Qualified XII (1.05)	93,256.301	19.90	1,855,800
Qualified XII (1.10)	64,552.947	19.82	1,279,439
Qualified XII (1.15)	99,052.978	19.75	1,956,296
Qualified XII (1.20)	14,115.022	19.67	277,642
Qualified XII (1.25)	42,874.207	19.60	840,334
Qualified XII (1.30)	5,288.482	19.53	103,284
Qualified XII (1.35)	1,119.528	19.45	21,775
Qualified XII (1.40)	26,455.584	19.38	512,709
Qualified XII (1.45)	2,048.475	19.31	39,556
Qualified XII (1.50)	5,821.573	19.24	112,007
Qualified XV	9,485.587	20.04	190,091
Qualified XVI	59,758.641	19.24	1,149,756
Qualified XVII	9,987.391	19.60	195,753
Qualified XVIII	14,641.655	20.11	294,444
Qualified XXI	25,981.356	20.21	525,083
Qualified XXIV	95,216.959	20.08	1,911,957
Qualified XXV	42,671.156	20.12	858,544
Qualified XXVI	10,728.269	19.99	214,458
Qualified XXVII	560,321.657	9.74	5,457,533
Qualified XXVIII	47,122.128	10.37	488,656
Qualified XXXII	16,094.110	10.19	163,999
Qualified XXXIII (0.65)	191.765	10.96	2,102
Qualified XXXIV (0.60)	17,646.027	13.68	241,398
	9,599,137.952		$ 164,282,789

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity			
Contracts in accumulation period:			
Qualified V	320.803	$ 16.58	$ 5,319
Qualified VI	1,973,030.651	16.78	33,107,454
Qualified VIII	644.844	16.77	10,814
Qualified X (1.15)	43,829.271	16.91	741,153
Qualified X (1.25)	200,546.885	16.78	3,365,177
Qualified XII (0.00)	31,230.459	9.03	282,011
Qualified XII (0.05)	4,510.698	17.48	78,847
Qualified XII (0.25)	179,426.226	11.81	2,119,024
Qualified XII (0.30)	53,537.808	11.77	630,140
Qualified XII (0.45)	21,686.369	11.66	252,863
Qualified XII (0.55)	182,401.966	11.59	2,114,039
Qualified XII (0.60)	180,454.020	11.55	2,084,244
Qualified XII (0.65)	15,483.658	11.51	178,217
Qualified XII (0.70)	252,073.232	11.48	2,893,801
Qualified XII (0.75)	343,534.886	11.44	3,930,039
Qualified XII (0.80)	667,370.240	12.56	8,382,170
Qualified XII (0.85)	177,531.369	17.29	3,069,517
Qualified XII (0.90)	22,459.165	12.24	274,900
Qualified XII (0.95)	151,873.077	17.16	2,606,142
Qualified XII (1.00)	956,788.146	17.10	16,361,077
Qualified XII (1.05)	69,434.050	17.03	1,182,462
Qualified XII (1.10)	36,010.596	16.97	611,100
Qualified XII (1.15)	62,857.376	16.91	1,062,918
Qualified XII (1.20)	23,152.876	16.84	389,894
Qualified XII (1.25)	33,979.970	16.78	570,184
Qualified XII (1.30)	6,727.758	16.72	112,488
Qualified XII (1.35)	2,779.200	16.65	46,274
Qualified XII (1.40)	15,416.139	16.59	255,754
Qualified XII (1.45)	930.060	16.53	15,374
Qualified XII (1.50)	2,662.076	16.47	43,844
Qualified XV	3,333.973	17.16	57,211
Qualified XVI	34,621.638	16.47	570,218
Qualified XVII	11,947.261	16.78	200,475
Qualified XVIII	7,628.442	17.21	131,285
Qualified XXI	24,621.582	17.30	425,953
Qualified XXIV	45,870.838	17.19	788,520
Qualified XXV	30,887.793	17.22	531,888
Qualified XXVI	7,606.023	17.12	130,215
Qualified XXVII	861,158.598	12.78	11,005,607
Qualified XXVIII	530,258.236	12.74	6,755,490

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity (continued)			
Qualified XXXII	8,255.793	$ 10.56	$ 87,181
Qualified XXXIII (0.65)	12.970	8.99	117
Qualified XXXIV (0.60)	14,328.429	11.55	165,493
	7,293,215.450		$ 107,626,893
ING VP Financial			
Contracts in accumulation period:			
Qualified VI	5,080.684	$ 10.19	$ 51,772
Qualified X (1.25)	34.324	10.48	360
Qualified XII (0.80)	1,470.479	10.21	15,014
Qualified XII (0.85)	453.859	10.21	4,634
Qualified XII (1.00)	3,235.749	10.20	33,005
Qualified XII (1.05)	48.376	10.20	493
Qualified XII (1.15)	28.854	10.20	294
Qualified XII (1.25)	521.562	10.19	5,315
Qualified XXIV	86.365	10.39	897
	10,960.252		$ 111,784
ING VP International Value			
Currently payable annuity contracts:			$ 103,516
Contracts in accumulation period:			
ING MAP PLUS NP26	5.128	$ 10.20	52
ING MAP PLUS NP27	6.180	10.19	63
ING MAP PLUS NP7	355.929	10.26	3,652
Qualified V	6,313.441	10.47	66,102
Qualified VI	773,619.887	10.53	8,146,217
Qualified X (1.15)	24,059.959	10.56	254,073
Qualified X (1.25)	147,113.451	10.53	1,549,105
Qualified XII (0.30)	4,724.051	10.85	51,256
Qualified XII (0.40)	68,694.818	10.82	743,278
Qualified XII (0.45)	4,194.637	10.80	45,302
Qualified XII (0.55)	25,369.764	10.76	272,979
Qualified XII (0.60)	10,349.279	10.75	111,255
Qualified XII (0.65)	19,995.844	10.73	214,555
Qualified XII (0.70)	59,876.471	10.71	641,277
Qualified XII (0.75)	181,136.827	10.70	1,938,164
Qualified XII (0.80)	325,560.223	10.68	3,476,983
Qualified XII (0.85)	49,017.723	10.66	522,529
Qualified XII (0.90)	2,117.384	10.64	22,529
Qualified XII (0.95)	62,185.506	10.63	661,032
Qualified XII (1.00)	2,192,991.830	10.61	23,267,643
Qualified XII (1.05)	24,108.037	10.59	255,304

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value (continued)			
Qualified XII (1.10)	17,958.152	$ 10.58	$ 189,997
Qualified XII (1.15)	61,951.226	10.56	654,205
Qualified XII (1.20)	472.378	10.54	4,979
Qualified XII (1.25)	11,336.668	10.53	119,375
Qualified XII (1.30)	411.377	10.51	4,324
Qualified XII (1.35)	865.081	10.49	9,075
Qualified XII (1.40)	4,626.754	10.48	48,488
Qualified XII (1.45)	98.222	10.46	1,027
Qualified XII (1.50)	1,104.543	10.44	11,531
Qualified XV	7,112.397	10.63	75,605
Qualified XVI	11,494.464	10.44	120,002
Qualified XVIII	10,171.218	10.53	107,103
Qualified XXI	2,572.681	10.68	27,476
Qualified XXIV	24,303.257	10.66	259,073
Qualified XXV	8,325.457	10.73	89,332
Qualified XXVI	1,005.840	10.64	10,702
Qualified XXVIII	140,219.602	11.82	1,657,396
Qualified XXXII	505.272	10.79	5,452
Qualified XXXIII (0.65)	2,307.022	10.67	24,616
Qualified XXXIV (0.60)	3,047.375	10.70	32,607
	4,291,685.355		$ 45,799,231
ING VP MagnaCap			
Contracts in accumulation period:			
Qualified VI	101,134.303	$ 8.88	$ 898,073
Qualified XII (0.60)	111.044	9.02	1,002
Qualified XII (0.65)	159.440	9.01	1,437
Qualified XII (0.70)	249.136	9.00	2,242
Qualified XII (0.75)	352.981	8.99	3,173
Qualified XII (0.80)	3,894.939	8.97	34,938
Qualified XII (0.85)	23,808.539	8.96	213,325
Qualified XII (0.90)	197.514	8.95	1,768
Qualified XII (0.95)	5,629.767	8.94	50,330
Qualified XII (1.00)	25,878.814	8.93	231,098
Qualified XII (1.05)	2,256.593	8.92	20,129
Qualified XII (1.10)	980.896	8.91	8,740
Qualified XII (1.15)	1,363.509	8.90	12,135
Qualified XII (1.20)	81.720	8.89	726
Qualified XII (1.25)	3,139.790	8.88	27,881
Qualified XII (1.30)	89.038	8.86	789
Qualified XII (1.35)	155.979	8.85	1,380
Qualified XII (1.40)	103.896	8.84	918

Division/Contract	Units	Unit Value	Extended Value
ING VP MagnaCap (continued)			
Qualified XII (1.45)	4.214	$ 8.83	$ 37
Qualified XII (1.50)	16.665	8.82	147
Qualified XVI	70.677	8.82	623
Qualified XXI	1,157.971	8.97	10,387
Qualified XXIV	12,813.785	8.96	114,812
Qualified XXV	2,417.022	9.01	21,777
Qualified XXVI	163.315	8.95	1,462
Qualified XXXIV (0.60)	22.759	8.99	205
	186,254.306		$ 1,659,534
ING VP MidCap Opportunities			
Contracts in accumulation period:			
Qualified VI	275,268.253	$ 9.07	$ 2,496,683
Qualified X (1.15)	10,818.495	9.10	98,448
Qualified X (1.25)	46,283.642	9.07	419,793
Qualified XII (0.55)	16,194.035	9.27	150,119
Qualified XII (0.60)	3,223.996	9.26	29,854
Qualified XII (0.65)	1,807.371	9.24	16,700
Qualified XII (0.70)	5,139.764	9.23	47,440
Qualified XII (0.75)	2,726.580	10.06	27,429
Qualified XII (0.80)	36,319.531	9.20	334,140
Qualified XII (0.85)	8,610.429	9.18	79,044
Qualified XII (0.90)	735.534	9.17	6,745
Qualified XII (0.95)	35,281.252	9.15	322,823
Qualified XII (1.00)	52,726.690	9.14	481,922
Qualified XII (1.05)	6,070.913	9.12	55,367
Qualified XII (1.10)	5,215.340	9.11	47,512
Qualified XII (1.15)	1,273.785	9.10	11,591
Qualified XII (1.20)	915.705	9.08	8,315
Qualified XII (1.25)	5,063.882	9.07	45,929
Qualified XII (1.35)	266.454	9.04	2,409
Qualified XII (1.40)	2,522.247	9.02	22,751
Qualified XII (1.45)	1,141.411	9.01	10,284
Qualified XII (1.50)	565.612	8.99	5,085
Qualified XVI	9,204.895	8.99	82,752
Qualified XVIII	4,040.297	9.07	36,645
Qualified XXI	1,195.359	9.20	10,997
Qualified XXIV	10,294.738	9.18	94,506
Qualified XXV	4,692.354	9.24	43,357
Qualified XXVI	1,357.709	9.17	12,450
Qualified XXXII	1,973.949	9.95	19,641
Qualified XXXIV (0.60)	706.391	10.06	7,106
	551,636.613		$ 5,027,837

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate			
Contracts in accumulation period:			
Qualified VI	387,727.417	$ 11.81	$ 4,579,061
Qualified X (1.15)	1,231.947	11.81	14,549
Qualified X (1.25)	20,646.500	11.81	243,835
Qualified XII (0.70)	471.714	11.84	5,585
Qualified XII (0.75)	1,064.062	11.83	12,588
Qualified XII (0.80)	410,413.816	11.83	4,855,195
Qualified XII (0.85)	8,444.878	11.83	99,903
Qualified XII (0.90)	22.329	11.83	264
Qualified XII (0.95)	5,411.451	11.82	63,963
Qualified XII (1.00)	157,142.862	11.82	1,857,429
Qualified XII (1.05)	5,413.271	11.82	63,985
Qualified XII (1.10)	2,268.564	11.82	26,814
Qualified XII (1.15)	6,465.849	11.81	76,362
Qualified XII (1.25)	2,058.339	11.81	24,309
Qualified XII (1.35)	14.878	11.80	176
Qualified XII (1.40)	19.325	11.80	228
Qualified XII (1.50)	487.260	11.80	5,750
Qualified XVI	1,695.173	11.80	20,003
Qualified XXIV	46,326.367	11.53	534,143
Qualified XXVII	42,458.083	11.82	501,855
	1,099,784.085		$ 12,985,997
ING VP SmallCap Opportunities			
Contracts in accumulation period:			
Qualified V	112.777	$ 6.39	$ 721
Qualified VI	285,502.487	6.42	1,832,926
Qualified VIII	126.453	6.42	812
Qualified X (1.25)	51,952.917	6.42	333,538
Qualified XII (0.40)	77,804.781	6.60	513,512
Qualified XII (0.45)	10,154.946	6.58	66,820
Qualified XII (0.55)	347,543.077	6.56	2,279,883
Qualified XII (0.60)	5,786.955	6.55	37,905
Qualified XII (0.65)	8,198.486	6.54	53,618
Qualified XII (0.70)	12,706.062	6.53	82,971
Qualified XII (0.75)	48,149.178	6.98	336,081
Qualified XII (0.80)	78,841.913	6.51	513,261
Qualified XII (0.85)	4,777.425	6.50	31,053
Qualified XII (0.90)	247.066	6.49	1,603
Qualified XII (0.95)	11,922.102	6.48	77,255
Qualified XII (1.00)	81,245.039	6.47	525,655

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities (continued)			
Qualified XII (1.05)	7,308.884	$ 6.46	$ 47,215
Qualified XII (1.10)	4,421.105	6.45	28,516
Qualified XII (1.15)	1,181.499	6.44	7,609
Qualified XII (1.20)	2,861.275	6.43	18,398
Qualified XII (1.25)	8,444.538	6.42	54,214
Qualified XII (1.35)	492.282	6.40	3,151
Qualified XII (1.40)	3,003.199	6.39	19,190
Qualified XII (1.45)	274.171	6.38	1,749
Qualified XII (1.50)	2,789.604	6.37	17,770
Qualified XV	418.164	6.48	2,710
Qualified XVI	8,193.794	6.37	52,194
Qualified XVIII	5,766.178	6.42	37,019
Qualified XXI	653.699	6.51	4,256
Qualified XXIV	20,255.176	6.50	131,659
Qualified XXV	13,262.580	6.54	86,737
Qualified XXVI	1,077.027	6.49	6,990
Qualified XXXIV (0.60)	110.597	6.98	772
	1,105,585.436		$ 7,207,763
ING Real Estate			
Contracts in accumulation period:			
ING MAP PLUS NP10	2,891.514	$ 10.81	$ 31,257
ING MAP PLUS NP15	22.255	10.79	240
ING MAP PLUS NP16	3,028.498	10.79	32,677
ING MAP PLUS NP17	936.883	10.78	10,100
ING MAP PLUS NP19	1,085.903	10.78	11,706
	7,965.053		$ 85,980
INVESCO Health Sciences			
Contracts in accumulation period:			
ING MAP PLUS NP17	1,962.133	$ 9.28	$ 18,209
	1,962.133		$ 18,209
Janus Aspen Balanced			
Currently payable annuity contracts:			$ 248,577
Contracts in accumulation period:			
Qualified V	670.575	$ 23.48	15,745
Qualified VI	6,374,768.557	23.83	151,910,735
Qualified VIII	4,109.052	23.81	97,837
Qualified X (1.15)	92,517.414	24.96	2,309,235
Qualified X (1.25)	744,748.280	24.72	18,410,177
Qualified XII (0.05)	59,188.812	24.84	1,470,250
Qualified XII (0.15)	103,827.738	10.83	1,124,454

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Balanced (continued)			
Qualified XII (0.25)	322,220.921	$ 15.00	$ 4,833,314
Qualified XII (0.30)	146,528.005	14.95	2,190,594
Qualified XII (0.40)	535,807.374	22.47	12,039,592
Qualified XII (0.45)	550,027.397	14.81	8,145,906
Qualified XII (0.55)	490,585.982	14.71	7,216,520
Qualified XII (0.60)	561,669.776	14.67	8,239,696
Qualified XII (0.65)	54,602.934	14.62	798,295
Qualified XII (0.70)	386,901.799	14.57	5,637,159
Qualified XII (0.75)	782,643.186	14.53	11,371,805
Qualified XII (0.80)	988,311.131	15.65	15,467,069
Qualified XII (0.85)	356,662.677	21.94	7,825,179
Qualified XII (0.90)	40,391.638	15.25	615,972
Qualified XII (0.95)	444,723.565	21.75	9,672,738
Qualified XII (1.00)	2,135,981.982	21.66	46,265,370
Qualified XII (1.05)	272,559.644	21.57	5,879,112
Qualified XII (1.10)	180,171.330	21.48	3,870,080
Qualified XII (1.15)	107,496.624	21.39	2,299,353
Qualified XII (1.20)	29,798.814	21.30	634,715
Qualified XII (1.25)	106,286.127	21.21	2,254,329
Qualified XII (1.30)	10,116.752	21.12	213,666
Qualified XII (1.35)	16,191.224	21.04	340,663
Qualified XII (1.40)	56,130.981	20.95	1,175,944
Qualified XII (1.45)	4,595.407	20.86	95,860
Qualified XII (1.50)	7,298.392	20.77	151,588
Qualified XV	16,301.160	24.39	397,585
Qualified XVI	138,400.401	23.39	3,237,185
Qualified XVII	8,986.009	23.83	214,137
Qualified XVIII	28,451.638	24.72	703,324
Qualified XXI	54,824.697	24.59	1,348,139
Qualified XXIV	151,574.046	21.79	3,302,798
Qualified XXV	182,314.043	24.31	4,432,054
Qualified XXVI	28,008.541	24.16	676,686
Qualified XXVII	1,206,047.631	9.48	11,433,332
Qualified XXXII	44,491.467	10.31	458,707
Qualified XXXIII (0.65)	4,353.924	10.80	47,022
Qualified XXXIV (0.60)	32,451.785	14.53	471,524
	17,863,739.432		$ 359,544,022

179

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Capital Appreciation			
Contracts in accumulation period:			
Qualified X (1.25)	38,377.963	$ 10.26	$ 393,758
Qualified XVIII	2,915.094	10.26	29,909
Qualified XXVII	357,143.540	7.62	2,721,434
	398,436.597		$ 3,145,101
Janus Aspen Flexible Income			
Contracts in accumulation period:			
Qualified V	332.764	$ 19.98	$ 6,649
Qualified VI	1,491,882.368	20.30	30,285,212
Qualified VIII	200.893	20.28	4,074
Qualified X (1.15)	11,784.568	13.74	161,920
Qualified X (1.25)	179,281.372	13.65	2,447,191
Qualified XII (0.05)	19,297.556	21.16	408,336
Qualified XII (0.15)	14,610.943	12.17	177,815
Qualified XII (0.25)	93,356.230	14.52	1,355,532
Qualified XII (0.30)	127,511.620	14.47	1,845,093
Qualified XII (0.40)	172,097.376	17.96	3,090,869
Qualified XII (0.45)	90,621.853	14.33	1,298,611
Qualified XII (0.55)	63,367.653	14.24	902,355
Qualified XII (0.60)	103,301.620	14.20	1,466,883
Qualified XII (0.65)	49,609.810	14.15	701,979
Qualified XII (0.70)	253,202.530	14.11	3,572,688
Qualified XII (0.75)	250,083.453	14.06	3,516,173
Qualified XII (0.80)	280,043.678	14.31	4,007,425
Qualified XII (0.85)	173,747.278	17.54	3,047,527
Qualified XII (0.90)	9,933.413	14.22	141,253
Qualified XII (0.95)	149,031.521	17.39	2,591,658
Qualified XII (1.00)	654,950.647	17.32	11,343,745
Qualified XII (1.05)	62,026.170	17.25	1,069,951
Qualified XII (1.10)	96,939.989	17.17	1,664,460
Qualified XII (1.15)	21,952.672	17.10	375,391
Qualified XII (1.20)	19,799.245	17.03	337,181
Qualified XII (1.25)	41,126.743	16.96	697,510
Qualified XII (1.30)	1,762.835	16.89	29,774
Qualified XII (1.35)	7,986.130	16.82	134,327
Qualified XII (1.40)	21,784.568	16.75	364,892
Qualified XII (1.45)	3,590.634	16.68	59,892
Qualified XII (1.50)	4,514.980	16.61	74,994
Qualified XV	8,835.688	20.78	183,606
Qualified XVI	34,758.089	19.92	692,381

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Flexible Income (continued)			
Qualified XVII	3,566.289	$ 20.30	$ 72,396
Qualified XVIII	11,985.902	13.65	163,608
Qualified XXI	15,525.912	20.95	325,268
Qualified XXIV	41,516.323	17.42	723,214
Qualified XXV	30,554.574	20.71	632,785
Qualified XXVI	10,340.468	20.58	212,807
Qualified XXXII	3,054.440	10.24	31,277
Qualified XXXIII (0.65)	670.009	12.14	8,134
Qualified XXXIV (0.60)	9,973.048	14.06	140,221
	4,640,513.854		$ 80,367,057
Janus Aspen Growth			
Currently payable annuity contracts:			$ 336,049
Contracts in accumulation period:			
Qualified I	48.379	$ 14.12	683
Qualified V	1,476.560	16.14	23,832
Qualified VI	4,473,747.723	16.36	73,190,513
Qualified VIII	2,803.511	16.37	45,893
Qualified X (1.15)	35,818.450	17.66	632,554
Qualified X (1.25)	475,568.253	17.50	8,322,444
Qualified XII (0.05)	22,733.297	17.06	387,830
Qualified XII (0.15)	82,056.474	8.77	719,635
Qualified XII (0.25)	232,212.032	9.82	2,280,322
Qualified XII (0.30)	144,980.459	9.79	1,419,359
Qualified XII (0.40)	397,822.079	14.82	5,895,723
Qualified XII (0.45)	141,161.764	9.70	1,369,269
Qualified XII (0.55)	64,055.898	9.64	617,499
Qualified XII (0.60)	416,517.432	9.61	4,002,733
Qualified XII (0.65)	66,347.884	9.57	634,949
Qualified XII (0.70)	493,215.587	9.54	4,705,277
Qualified XII (0.75)	321,748.243	9.51	3,059,826
Qualified XII (0.80)	904,622.637	10.44	9,444,260
Qualified XII (0.85)	471,754.558	14.47	6,826,288
Qualified XII (0.90)	47,758.783	10.08	481,409
Qualified XII (0.95)	332,592.945	14.34	4,769,383
Qualified XII (1.00)	1,147,083.234	14.28	16,380,349
Qualified XII (1.05)	157,191.507	14.22	2,235,263
Qualified XII (1.10)	145,641.446	14.17	2,063,739
Qualified XII (1.15)	64,658.102	14.11	912,326
Qualified XII (1.20)	19,202.170	14.05	269,790
Qualified XII (1.25)	62,997.555	13.99	881,336
Qualified XII (1.30)	2,332.012	13.93	32,485

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Growth (continued)			
Qualified XII (1.35)	5,382.425	$ 13.87	$ 74,654
Qualified XII (1.40)	28,869.388	13.81	398,686
Qualified XII (1.45)	1,055.055	13.76	14,518
Qualified XII (1.50)	12,599.269	13.70	172,610
Qualified XV	23,618.386	16.75	395,608
Qualified XVI	111,064.222	16.06	1,783,691
Qualified XVII	16,853.588	16.36	275,725
Qualified XVIII	26,118.553	17.50	457,075
Qualified XXI	74,453.243	16.89	1,257,515
Qualified XXII	264.330	17.03	4,502
Qualified XXIV	122,189.993	14.37	1,755,870
Qualified XXV	114,007.358	16.69	1,902,783
Qualified XXVI	23,126.696	16.59	383,672
Qualified XXVII	1,887,607.321	18.03	34,033,560
Qualified XXVIII	252,945.293	17.93	4,535,309
Qualified XXXII	37,699.191	9.64	363,420
Qualified XXXIII (0.65)	164.424	8.74	1,437
Qualified XXXIV (0.60)	29,171.587	9.51	277,422
	13,495,339.296		$ 200,029,075
Janus Aspen Mid Cap Growth			
Contracts in accumulation period:			
Qualified I	41.204	$ 12.94	$ 533
Qualified V	873.078	18.22	15,907
Qualified VI	9,450,999.268	18.51	174,937,996
Qualified VIII	9,452.199	18.50	174,866
Qualified X (1.15)	27,945.422	18.04	504,135
Qualified X (1.25)	844,173.885	17.87	15,085,387
Qualified XII (0.05)	120,925.419	19.30	2,333,861
Qualified XII (0.15)	210,619.542	9.51	2,002,992
Qualified XII (0.25)	569,004.979	11.37	6,469,587
Qualified XII (0.30)	436,150.647	11.33	4,941,587
Qualified XII (0.45)	484,323.827	11.23	5,438,957
Qualified XII (0.55)	125,210.067	11.15	1,396,092
Qualified XII (0.60)	819,048.106	11.12	9,107,815
Qualified XII (0.65)	101,269.924	11.08	1,122,071
Qualified XII (0.70)	752,665.989	11.05	8,316,959
Qualified XII (0.75)	989,752.328	11.01	10,897,173
Qualified XII (0.80)	1,886,019.762	11.84	22,330,474
Qualified XII (0.85)	1,082,496.825	12.80	13,855,959
Qualified XII (0.90)	61,980.009	11.57	717,109
Qualified XII (0.95)	861,291.456	12.69	10,929,789

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Mid Cap Growth (continued)			
Qualified XII (1.00)	3,105,527.097	$ 12.64	$ 39,253,863
Qualified XII (1.05)	364,162.988	12.58	4,581,170
Qualified XII (1.10)	311,469.580	12.53	3,902,714
Qualified XII (1.15)	170,112.836	12.48	2,123,008
Qualified XII (1.20)	48,160.230	12.43	598,632
Qualified XII (1.25)	135,422.215	12.37	1,675,173
Qualified XII (1.30)	7,727.189	12.32	95,199
Qualified XII (1.35)	25,059.618	12.27	307,482
Qualified XII (1.40)	76,993.538	12.22	940,861
Qualified XII (1.45)	2,154.566	12.17	26,221
Qualified XII (1.50)	27,791.830	12.12	336,837
Qualified XV	66,658.442	18.95	1,263,177
Qualified XVI	223,025.569	18.17	4,052,375
Qualified XVII	36,932.716	18.51	683,625
Qualified XVIII	31,461.595	17.87	562,219
Qualified XXI	185,794.654	19.11	3,550,536
Qualified XXII	43.825	19.27	845
Qualified XXIV	378,900.702	12.71	4,815,828
Qualified XXV	270,763.113	18.89	5,114,715
Qualified XXVI	81,648.686	18.77	1,532,546
Qualified XXVII	2,626,148.422	21.51	56,488,453
Qualified XXVIII	324,657.011	21.38	6,941,167
Qualified XXXII	33,628.962	10.68	359,157
Qualified XXXIV (0.60)	113,106.336	11.01	1,245,301
	27,481,595.656		$ 431,030,353
Janus Aspen Worldwide Growth			
Currently payable annuity contracts:			$ 499,198
Contracts in accumulation period:			
Qualified V	870.190	$ 18.52	16,116
Qualified VI	9,027,865.964	18.66	168,459,979
Qualified VIII	10,236.370	18.59	190,294
Qualified X (1.15)	53,217.131	21.15	1,125,542
Qualified X (1.25)	848,889.461	20.95	17,784,234
Qualified XII (0.05)	91,430.662	19.45	1,778,326
Qualified XII (0.15)	129,276.291	8.58	1,109,191
Qualified XII (0.25)	759,281.964	9.51	7,220,771
Qualified XII (0.30)	208,175.434	9.48	1,973,503
Qualified XII (0.40)	391,409.526	16.18	6,333,006
Qualified XII (0.45)	701,852.553	9.39	6,590,395
Qualified XII (0.55)	165,914.452	9.33	1,547,982
Qualified XII (0.60)	818,884.991	9.30	7,615,630
Qualified XII (0.65)	108,487.077	9.27	1,005,675

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Worldwide Growth (continued)			
Qualified XII (0.70)	907,588.540	$ 9.24	$ 8,386,118
Qualified XII (0.75)	1,093,265.950	9.21	10,068,979
Qualified XII (0.80)	1,788,371.103	10.80	19,314,408
Qualified XII (0.85)	815,294.399	15.80	12,881,652
Qualified XII (0.90)	74,158.087	10.50	778,660
Qualified XII (0.95)	696,545.154	15.66	10,907,897
Qualified XII (1.00)	2,330,258.497	15.60	36,352,033
Qualified XII (1.05)	365,427.781	15.53	5,675,093
Qualified XII (1.10)	233,730.779	15.47	3,615,815
Qualified XII (1.15)	192,307.382	15.40	2,961,534
Qualified XII (1.20)	35,076.926	15.34	538,080
Qualified XII (1.25)	81,653.478	15.27	1,246,849
Qualified XII (1.30)	7,625.777	15.21	115,988
Qualified XII (1.35)	14,947.721	15.15	226,458
Qualified XII (1.40)	54,800.398	15.08	826,390
Qualified XII (1.45)	2,608.350	15.02	39,177
Qualified XII (1.50)	20,886.126	14.96	312,456
Qualified XV	49,065.484	19.10	937,151
Qualified XVI	206,766.510	18.31	3,785,895
Qualified XVII	45,488.604	18.66	848,817
Qualified XVIII	39,695.490	20.95	831,621
Qualified XXI	111,194.666	19.25	2,140,497
Qualified XXII	1,017.531	19.42	19,760
Qualified XXIV	262,107.007	15.69	4,112,459
Qualified XXV	146,521.128	19.03	2,788,297
Qualified XXVI	50,754.781	18.92	960,280
Qualified XXVII	2,792,911.177	21.06	58,818,709
Qualified XXVIII	395,021.133	20.94	8,271,743
Qualified XXXII	59,347.623	9.84	583,981
Qualified XXXIV (0.60)	89,388.577	9.21	823,269
	26,279,618.225		$ 422,419,908
Janus Twenty			
Contracts in accumulation period:			
Qualified XII (0.95)	82,804.611	$ 5.24	$ 433,896
Qualified XII (1.10)	39,739.067	5.21	207,041
	122,543.678		$ 640,937

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Affiliated			
Contracts in accumulation period:			
ING MAP PLUS NP10	283.644	$ 10.03	$ 2,845
ING MAP PLUS NP15	2,340.118	10.01	23,425
ING MAP PLUS NP16	8,019.269	10.01	80,273
ING MAP PLUS NP17	2,481.628	10.01	24,841
ING MAP PLUS NP22	162.092	9.99	1,619
ING MAP PLUS NP23	6.856	9.99	68
	13,293.607		$ 133,071
Lord Abbett Growth and Income			
Currently payable annuity contracts:			$ 474,599
Contracts in accumulation period:			
Qualified V	1,394.525	$ 10.17	14,182
Qualified VI	3,643,823.766	10.22	37,239,879
Qualified VIII	4,402.258	10.22	44,991
Qualified X (1.15)	86,013.672	10.26	882,500
Qualified X (1.25)	579,171.971	10.22	5,919,138
Qualified XII (0.45)	795.949	10.49	8,350
Qualified XII (0.55)	194,982.185	10.46	2,039,514
Qualified XII (0.60)	43,968.901	10.44	459,035
Qualified XII (0.65)	64,045.753	10.42	667,357
Qualified XII (0.70)	167,443.985	10.41	1,743,092
Qualified XII (0.75)	239,738.264	10.70	2,565,199
Qualified XII (0.80)	533,226.559	10.37	5,529,559
Qualified XII (0.85)	397,176.516	10.36	4,114,749
Qualified XII (0.90)	22,150.241	10.34	229,033
Qualified XII (0.95)	249,653.900	10.32	2,576,428
Qualified XII (1.00)	1,688,710.053	10.31	17,410,601
Qualified XII (1.05)	141,914.831	10.29	1,460,304
Qualified XII (1.10)	114,697.121	10.27	1,177,939
Qualified XII (1.15)	33,121.655	10.26	339,828
Qualified XII (1.20)	16,350.901	10.24	167,433
Qualified XII (1.25)	71,773.598	10.22	733,526
Qualified XII (1.30)	2,329.541	10.21	23,785
Qualified XII (1.35)	3,622.252	10.19	36,911
Qualified XII (1.40)	28,751.925	10.17	292,407
Qualified XII (1.45)	1,444.249	10.16	14,674
Qualified XII (1.50)	24,670.352	10.14	250,157
Qualified XV	10,467.561	10.32	108,025
Qualified XVI	71,012.320	10.14	720,065
Qualified XVII	8,412.808	10.22	85,979

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Growth and Income (continued)			
Qualified XVIII	24,427.755	$ 10.22	$ 249,652
Qualified XXI	39,936.363	10.37	414,140
Qualified XXIV	57,137.387	10.35	591,372
Qualified XXV	60,897.676	10.39	632,727
Qualified XXVI	8,869.875	10.34	91,715
Qualified XXXII	4,241.830	10.50	44,539
Qualified XXXIV (0.60)	10,947.528	10.70	117,139
	8,651,726.026		$ 89,470,523
Lord Abbett Mid-Cap Value - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP10	5,239.917	$ 10.64	$ 55,753
ING MAP PLUS NP22	87.300	10.60	925
ING MAP PLUS NP23	220.089	10.59	2,331
ING MAP PLUS NP29	4,779.766	10.57	50,522
ING MAP PLUS NP7	1,220.077	10.65	12,994
Qualified XII (1.00)	39.796	12.62	502
	11,586.945		$ 123,027
Lord Abbett Mid-Cap Value - Class VC			
Contracts in accumulation period:			
NYSUT 457	315,407.732	$ 13.91	$ 4,387,322
Qualified V	10,826.441	11.09	120,065
Qualified VI	1,723,132.845	11.15	19,212,931
Qualified X (1.15)	63,497.719	11.18	709,904
Qualified X (1.25)	289,755.896	11.15	3,230,778
Qualified XII (0.30)	18,702.849	11.49	214,896
Qualified XII (0.45)	27,541.594	11.44	315,076
Qualified XII (0.55)	120,278.040	11.40	1,371,170
Qualified XII (0.60)	28,664.889	11.38	326,206
Qualified XII (0.65)	5,298.864	11.36	60,195
Qualified XII (0.70)	61,822.872	11.35	701,690
Qualified XII (0.75)	39,321.155	12.58	494,660
Qualified XII (0.80)	261,332.428	11.31	2,955,670
Qualified XII (0.85)	144,502.623	11.29	1,631,435
Qualified XII (0.90)	7,536.127	11.27	84,932
Qualified XII (0.95)	118,661.326	11.26	1,336,127
Qualified XII (1.00)	1,935,557.773	11.24	21,755,669
Qualified XII (1.05)	53,245.983	11.22	597,420
Qualified XII (1.10)	22,672.460	11.20	253,932
Qualified XII (1.15)	18,148.622	11.18	202,902
Qualified XII (1.20)	11,609.728	11.17	129,681

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Mid-Cap Value - Class VC (continued)			
Qualified XII (1.25)	26,388.761	$ 11.15	$ 294,235
Qualified XII (1.30)	8,145.267	11.13	90,657
Qualified XII (1.35)	3,347.063	11.11	37,186
Qualified XII (1.40)	10,949.155	11.09	121,426
Qualified XII (1.45)	2,629.340	11.08	29,133
Qualified XII (1.50)	3,882.274	11.06	42,938
Qualified XV	3,967.498	11.26	44,674
Qualified XVI	37,334.393	11.06	412,918
Qualified XVII	2,461.421	11.15	27,445
Qualified XVIII	5,648.930	11.15	62,986
Qualified XXI	33,977.140	11.31	384,281
Qualified XXIV	75,941.063	11.29	857,375
Qualified XXV	26,211.028	11.33	296,971
Qualified XXVI	5,348.894	11.27	60,282
Qualified XXVIII	495,061.804	12.06	5,970,445
Qualified XXXII	7,537.679	11.23	84,648
Qualified XXXIII (0.65)	3,981.127	12.72	50,640
Qualified XXXIV (0.60)	2,351.399	12.58	29,581
	6,032,682.202		$ 68,990,482
Lord Abbett Small-Cap Value			
Contracts in accumulation period:			
ING MAP PLUS NP10	3,330.983	$ 10.63	$ 35,408
ING MAP PLUS NP11	21,659.776	10.63	230,243
ING MAP PLUS NP15	3,174.240	10.61	33,679
ING MAP PLUS NP21	3.215	10.59	34
ING MAP PLUS NP29	1,562.996	10.57	16,521
	29,731.210		$ 315,885
Massachusetts Investors Growth			
Contracts in accumulation period:			
ING MAP PLUS NP10	16,318.420	$ 9.52	$ 155,351
	16,318.420		$ 155,351
MFS® Total Return			
Contracts in accumulation period:			
Qualified XXVII	2,166,578.002	$ 13.62	$ 29,508,792
Qualified XXVIII	2,785,253.284	13.54	37,712,329
	4,951,831.286		$ 67,221,121

Division/Contract	Units	Unit Value		Extended Value	
Mutual Discovery					
Contracts in accumulation period:					
ING MAP PLUS NP10	11,021.605	$	10.39	$	114,514
	11,021.605			$	114,514
New Perspective Fund® - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP15	10,675.273	$	9.93	$	106,005
ING MAP PLUS NP7	880.011		9.96		8,765
	11,555.284			$	114,770
New Perspective Fund® - Class R-4					
Contracts in accumulation period:					
Qualified VI	184,746.718	$	10.11	$	1,867,789
Qualified XII (0.55)	363.602		10.14		3,687
Qualified XII (0.70)	9,357.988		10.13		94,796
Qualified XII (0.75)	3,153.768		10.13		31,948
Qualified XII (0.80)	118,174.210		10.13		1,197,105
Qualified XII (0.85)	20,579.639		10.13		208,472
Qualified XII (0.90)	175.287		10.13		1,776
Qualified XII (0.95)	8,754.446		10.12		88,595
Qualified XII (1.00)	78,158.767		10.12		790,967
Qualified XII (1.05)	3,292.636		10.12		33,321
Qualified XII (1.10)	2,542.298		10.12		25,728
Qualified XII (1.15)	1,639.270		10.11		16,573
Qualified XII (1.25)	4,228.864		10.11		42,754
Qualified XII (1.35)	6.865		10.11		69
Qualified XII (1.40)	350.715		10.10		3,542
Qualified XII (1.50)	412.384		10.10		4,165
Qualified XVI	433.761		10.10		4,381
Qualified XXIV	1,091.691		10.41		11,365
	437,462.909			$	4,427,033
Oppenheimer Developing Markets					
Contracts in accumulation period:					
ING MAP PLUS NP10	2,109.323	$	10.75	$	22,675
ING MAP PLUS NP16	3,266.252		10.73		35,047
ING MAP PLUS NP19	3,822.136		10.72		40,973
ING MAP PLUS NP26	70.361		10.69		752
Qualified V	129.752		23.58		3,060
Qualified VI	102,015.028		23.74		2,421,837
Qualified XII (0.65)	29.836		24.34		726
Qualified XII (0.70)	2,572.006		24.29		62,474

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets (continued)			
Qualified XII (0.75)	1,829.522	$ 24.24	$ 44,348
Qualified XII (0.80)	4,881.276	24.19	118,078
Qualified XII (0.85)	5,438.250	24.14	131,279
Qualified XII (0.90)	15.215	24.09	367
Qualified XII (0.95)	4,805.799	24.04	115,531
Qualified XII (1.00)	38,913.015	23.99	933,523
Qualified XII (1.05)	2,243.235	23.94	53,703
Qualified XII (1.10)	1,263.077	23.89	30,175
Qualified XII (1.15)	1,785.204	23.84	42,559
Qualified XII (1.20)	24.756	23.79	589
Qualified XII (1.25)	1,496.190	23.74	35,520
Qualified XII (1.30)	49.244	23.69	1,167
Qualified XII (1.35)	34.948	23.64	826
Qualified XII (1.40)	62.822	23.59	1,482
Qualified XII (1.45)	17.823	23.54	420
Qualified XII (1.50)	3.079	23.50	72
Qualified XVI	1,109.820	23.50	26,081
Qualified XXIV	1,433.107	24.12	34,567
Qualified XXVII	576,196.506	15.81	9,109,667
	755,617.582		$ 13,267,498
Oppenheimer Capital Appreciation			
Contracts in accumulation period:			
ING MAP PLUS NP10	5,796.930	$ 9.57	$ 55,477
ING MAP PLUS NP11	1,483.894	9.57	14,201
ING MAP PLUS NP15	82.463	9.55	788
ING MAP PLUS NP16	9,983.688	9.55	95,344
ING MAP PLUS NP22	115.474	9.53	1,100
	17,462.449		$ 166,910
Oppenheimer Main Street® - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,034.777	$ 9.79	$ 10,130
	1,034.777		$ 10,130
Oppenheimer Aggressive Growth			
Currently payable annuity contracts:			$ 3,243
			$ 3,243

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global			
Contracts in accumulation period:			
Qualified XII (1.00)	22.030	$ 12.58	$ 277
	22.030		$ 277
Oppenheimer Global Securities			
Currently payable annuity contracts:			$ 807,729
Contracts in accumulation period:			
ING MAP PLUS NP15	3,041.308	$ 9.86	29,987
ING MAP PLUS NP17	2,453.287	9.85	24,165
ING MAP PLUS NP21	6.962	9.84	69
ING MAP PLUS NP22	71.162	9.83	700
ING MAP PLUS NP23	290.855	9.83	2,859
ING MAP PLUS NP26	13.697	9.82	135
ING MAP PLUS NP27	6.417	9.82	63
ING MAP PLUS NP29	756.330	9.81	7,420
ING MAP PLUS NP9	9,348.986	9.88	92,368
Qualified V	1,303.232	15.43	20,109
Qualified VI	6,521,029.626	15.59	101,662,852
Qualified VIII	1,409.363	15.58	21,958
Qualified X (1.15)	65,201.846	15.69	1,023,017
Qualified X (1.25)	577,699.795	15.59	9,006,340
Qualified XII (0.05)	140,021.658	16.19	2,266,951
Qualified XII (0.15)	44,014.712	11.29	496,926
Qualified XII (0.25)	486,491.816	16.58	8,066,034
Qualified XII (0.30)	113,489.166	16.52	1,874,841
Qualified XII (0.45)	117,944.072	16.37	1,930,744
Qualified XII (0.55)	193,232.378	16.26	3,141,958
Qualified XII (0.60)	461,677.132	16.21	7,483,786
Qualified XII (0.65)	76,514.478	16.16	1,236,474
Qualified XII (0.70)	324,981.512	16.11	5,235,452
Qualified XII (0.75)	687,529.527	16.06	11,041,724
Qualified XII (0.80)	2,542,946.307	16.05	40,814,288
Qualified XII (0.85)	572,101.311	16.00	9,153,621
Qualified XII (0.90)	28,315.951	15.95	451,639
Qualified XII (0.95)	391,828.954	15.89	6,226,162
Qualified XII (1.00)	2,823,652.690	15.84	44,726,659
Qualified XII (1.05)	238,159.256	15.79	3,760,535
Qualified XII (1.10)	160,820.702	15.74	2,531,318
Qualified XII (1.15)	75,788.311	15.69	1,189,119
Qualified XII (1.20)	16,708.076	15.64	261,314
Qualified XII (1.25)	111,771.084	15.59	1,742,511

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Securities (continued)			
Qualified XII (1.30)	11,496.968	$ 15.54	$ 178,663
Qualified XII (1.35)	7,454.529	15.49	115,471
Qualified XII (1.40)	52,329.768	15.44	807,972
Qualified XII (1.45)	2,672.049	15.39	41,123
Qualified XII (1.50)	8,093.579	15.34	124,156
Qualified XV	14,774.128	15.89	234,761
Qualified XVI	135,090.420	15.34	2,072,287
Qualified XVII	18,334.485	15.59	285,835
Qualified XVIII	12,290.147	15.59	191,603
Qualified XXI	59,320.653	16.02	950,317
Qualified XXIV	189,858.569	15.93	3,024,447
Qualified XXV	85,198.039	15.90	1,354,649
Qualified XXVI	21,221.980	15.81	335,520
Qualified XXVII	2,387,258.250	16.19	38,649,711
Qualified XXVIII	1,346,523.938	16.10	21,679,035
Qualified XXXII	17,070.225	10.67	182,139
Qualified XXXIII (0.65)	8,583.060	11.26	96,645
Qualified XXXIV (0.60)	26,903.059	16.06	432,063
	21,195,095.805		$ 337,088,224
Oppenheimer Main Street®			
Currently payable annuity contracts:			$ 40,845
			$ 40,845
Oppenheimer Main Street® Small Cap			
Contracts in accumulation period:			
Qualified X (1.25)	369.191	$ 10.78	$ 3,980
	369.191		$ 3,980
Oppenheimer Strategic Bond			
Currently payable annuity contracts:			$ 79,232
Contracts in accumulation period:			
Qualified V	1,373.961	$ 13.26	18,219
Qualified VI	959,531.896	13.40	12,857,727
Qualified VIII	1,286.808	13.39	17,230
Qualified X (1.15)	37,650.086	13.49	507,900
Qualified X (1.25)	145,576.772	13.40	1,950,729
Qualified XII (0.05)	21,119.614	13.91	293,774
Qualified XII (0.15)	6,793.751	13.22	89,813
Qualified XII (0.25)	52,279.233	14.29	747,070
Qualified XII (0.30)	37,960.102	14.25	540,931
Qualified XII (0.40)	82,110.322	14.11	1,158,577
Qualified XII (0.45)	23,971.875	14.11	338,243

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Strategic Bond (continued)			
Qualified XII (0.55)	21,805.788	$ 14.02	$ 305,717
Qualified XII (0.60)	50,342.618	13.98	703,790
Qualified XII (0.65)	23,561.893	13.93	328,217
Qualified XII (0.70)	77,519.235	13.89	1,076,742
Qualified XII (0.75)	95,787.591	13.85	1,326,658
Qualified XII (0.80)	149,722.955	13.79	2,064,680
Qualified XII (0.85)	91,889.820	13.75	1,263,485
Qualified XII (0.90)	6,034.421	13.71	82,732
Qualified XII (0.95)	78,009.276	13.66	1,065,607
Qualified XII (1.00)	269,168.064	13.62	3,666,069
Qualified XII (1.05)	43,185.138	13.57	586,022
Qualified XII (1.10)	26,677.609	13.53	360,948
Qualified XII (1.15)	7,140.602	13.49	96,327
Qualified XII (1.20)	2,981.086	13.44	40,066
Qualified XII (1.25)	26,631.390	13.40	356,861
Qualified XII (1.30)	2,780.241	13.36	37,144
Qualified XII (1.35)	2,907.844	13.31	38,703
Qualified XII (1.40)	12,048.303	13.27	159,881
Qualified XII (1.45)	1,303.178	13.23	17,241
Qualified XII (1.50)	885.329	13.19	11,677
Qualified XV	6,284.926	13.66	85,852
Qualified XVI	20,545.986	13.19	271,002
Qualified XVII	4,049.431	13.40	54,262
Qualified XVIII	5,349.345	13.40	71,681
Qualified XXI	3,727.279	13.77	51,325
Qualified XXIV	28,988.920	13.70	397,148
Qualified XXV	34,058.696	13.67	465,582
Qualified XXVI	3,165.606	13.59	43,021
Qualified XXVII	330,472.720	13.59	4,491,124
Qualified XXVIII	194,052.552	13.51	2,621,650
Qualified XXXII	6,723.893	10.41	69,996
Qualified XXXIV (0.60)	4,015.553	13.85	55,615
	3,001,471.708		$ 40,866,270
Pax World Balanced			
Contracts in accumulation period:			
ING MAP PLUS NP10	19.728	$ 10.23	$ 202
Qualified VI	188,311.221	9.73	1,832,268
Qualified XII (0.65)	45.458	9.98	454
Qualified XII (0.70)	10,268.892	9.96	102,278
Qualified XII (0.75)	36,410.591	9.94	361,921
Qualified XII (0.80)	20,731.088	9.92	205,652

Division/Contract	Units	Unit Value		Extended Value	
Pax World Balanced (continued)					
Qualified XII (0.85)	23,315.070	$	9.90	$	230,819
Qualified XII (0.95)	5,845.135		9.86		57,633
Qualified XII (1.00)	157,272.247		9.83		1,545,986
Qualified XII (1.05)	17,417.276		9.81		170,863
Qualified XII (1.10)	350.578		9.79		3,432
Qualified XII (1.15)	205.547		9.77		2,008
Qualified XII (1.25)	5,280.506		9.73		51,379
Qualified XII (1.35)	3.066		9.69		30
Qualified XII (1.40)	81.582		9.67		789
Qualified XII (1.45)	19.718		9.65		190
Qualified XVI	74.343		9.63		716
Qualified XVII	2,905.083		9.73		28,266
Qualified XXIV	4,481.978		9.89		44,327
Qualified XXVII	490,517.987		9.86		4,836,507
	963,557.094			$	9,475,720
PIMCO NFJ Small-Cap Value					
Contracts in accumulation period:					
ING MAP PLUS NP15	3,625.497	$	10.72	$	38,865
	3,625.497			$	38,865
PIMCO VIT Real Return					
Contracts in accumulation period:					
Qualified VI	162,405.719	$	10.53	$	1,710,132
Qualified X (1.25)	240.181		10.19		2,447
Qualified XII (0.60)	194.783		10.56		2,057
Qualified XII (0.70)	10,942.729		10.56		115,555
Qualified XII (0.75)	590.502		10.56		6,236
Qualified XII (0.80)	24,728.359		10.55		260,884
Qualified XII (0.85)	6,695.382		10.55		70,636
Qualified XII (0.95)	14,254.958		10.55		150,390
Qualified XII (1.00)	136,108.107		10.54		1,434,579
Qualified XII (1.05)	4,065.030		10.54		42,845
Qualified XII (1.10)	1,540.278		10.54		16,235
Qualified XII (1.15)	3,037.579		10.54		32,016
Qualified XII (1.25)	3,218.351		10.53		33,889
Qualified XII (1.35)	1.138		10.53		12
Qualified XII (1.40)	230.274		10.53		2,425
Qualified XII (1.45)	23.280		10.52		245
Qualified XII (1.50)	22.057		10.52		232
Qualified XVI	230.086		10.52		2,421
Qualified XXIV	981.744		10.34		10,151
	369,510.537			$	3,893,387

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield			
Contracts in accumulation period:			
ING MAP PLUS NP10	4,910.136	$ 10.14	$ 49,789
ING MAP PLUS NP16	3,969.718	10.12	40,174
ING MAP PLUS NP17	1,215.845	10.11	12,292
ING MAP PLUS NP19	2,284.178	10.11	23,093
ING MAP PLUS NP23	190.715	10.09	1,924
ING MAP PLUS NP9	9,819.599	10.14	99,571
	22,390.191		$ 226,843
Pioneer Equity Income			
Currently payable annuity contracts:			$ 94,759
Contracts in accumulation period:			
NYSUT 457	40,110.436	$ 12.90	517,425
Qualified VI	591,625.218	10.26	6,070,075
Qualified VIII	4,449.415	10.26	45,651
Qualified X (1.15)	3,865.628	10.29	39,777
Qualified X (1.25)	83,954.564	10.26	861,374
Qualified XII (0.30)	8,498.871	10.58	89,918
Qualified XII (0.45)	3,127.119	10.53	32,929
Qualified XII (0.55)	53,661.335	10.49	562,907
Qualified XII (0.60)	3,333.582	10.48	34,936
Qualified XII (0.65)	36,053.899	10.46	377,124
Qualified XII (0.70)	19,397.646	10.44	202,511
Qualified XII (0.75)	84,545.972	10.66	901,260
Qualified XII (0.80)	323,603.176	10.41	3,368,709
Qualified XII (0.85)	70,426.347	10.39	731,730
Qualified XII (0.90)	8,364.532	10.38	86,824
Qualified XII (0.95)	54,210.341	10.36	561,619
Qualified XII (1.00)	151,677.697	10.34	1,568,347
Qualified XII (1.05)	16,926.988	10.33	174,856
Qualified XII (1.10)	11,354.396	10.31	117,064
Qualified XII (1.15)	27,298.218	10.29	280,899
Qualified XII (1.20)	1,509.980	10.28	15,523
Qualified XII (1.25)	12,798.955	10.26	131,317
Qualified XII (1.30)	1,501.625	10.25	15,392
Qualified XII (1.35)	1,216.704	10.23	12,447
Qualified XII (1.40)	3,080.747	10.21	31,454
Qualified XII (1.45)	1,132.356	10.20	11,550
Qualified XII (1.50)	341.882	10.18	3,480
Qualified XV	110.314	10.36	1,143
Qualified XVI	5,906.559	10.18	60,129

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income (continued)			
Qualified XVII	3,495.778	$ 10.26	$ 35,867
Qualified XVIII	655.251	10.26	6,723
Qualified XXI	4,543.320	10.41	47,296
Qualified XXIV	7,163.619	10.39	74,430
Qualified XXV	10,567.397	10.43	110,218
Qualified XXVI	2,705.175	10.38	28,080
Qualified XXXII	820.878	11.00	9,030
Qualified XXXIII (0.65)	11,693.398	10.78	126,055
Qualified XXXIV (0.60)	1,570.852	10.66	16,745
	1,667,300.170		$ 17,457,573
Pioneer Fund			
Contracts in accumulation period:			
ING MAP PLUS NP11	32.846	$ 10.03	$ 329
Qualified VI	86,615.291	9.29	804,656
Qualified X (1.25)	39,925.516	9.29	370,908
Qualified XII (0.55)	2,165.094	9.50	20,568
Qualified XII (0.65)	1,742.668	9.47	16,503
Qualified XII (0.70)	6,079.966	9.45	57,456
Qualified XII (0.75)	3,127.465	9.77	30,555
Qualified XII (0.80)	17,964.213	9.42	169,223
Qualified XII (0.85)	19,681.973	9.41	185,207
Qualified XII (0.90)	263.215	9.39	2,472
Qualified XII (0.95)	16,225.343	9.38	152,194
Qualified XII (1.00)	21,792.389	9.36	203,977
Qualified XII (1.05)	5,227.122	9.35	48,874
Qualified XII (1.10)	1,326.976	9.33	12,381
Qualified XII (1.15)	1,967.841	9.32	18,340
Qualified XII (1.20)	683.364	9.30	6,355
Qualified XII (1.25)	8,749.700	9.29	81,285
Qualified XII (1.35)	416.655	9.26	3,858
Qualified XII (1.40)	706.713	9.24	6,530
Qualified XII (1.50)	0.839	9.21	8
Qualified XVI	1,860.298	9.21	17,133
Qualified XVII	865.556	9.29	8,041
Qualified XXI	919.531	9.42	8,662
Qualified XXIV	2,053.487	9.40	19,303
Qualified XXV	190.788	9.44	1,801
Qualified XXXIV (0.60)	177.642	9.77	1,736
	240,762.491		$ 2,248,355

Division/Contract	Units	Unit Value		Extended Value	
Pioneer High Yield VCT					
Contracts in accumulation period:					
Qualified VI	59,532.463	$	10.34	$	615,566
Qualified X (1.25)	51.719		10.40		538
Qualified XII (0.65)	16.335		10.37		169
Qualified XII (0.70)	5,019.289		10.37		52,050
Qualified XII (0.75)	409.718		10.37		4,249
Qualified XII (0.80)	3,550.527		10.36		36,783
Qualified XII (0.85)	5,454.695		10.36		56,511
Qualified XII (0.95)	6,363.472		10.36		65,926
Qualified XII (1.00)	82,156.372		10.35		850,318
Qualified XII (1.05)	2,689.178		10.35		27,833
Qualified XII (1.10)	72.952		10.35		755
Qualified XII (1.25)	1,293.975		10.34		13,380
Qualified XII (1.35)	4.572		10.34		47
Qualified XII (1.40)	3.597		10.34		37
Qualified XII (1.50)	33.359		10.33		345
Qualified XVI	3,821.435		10.33		39,475
Qualified XXIV	176,866.749		10.70		1,892,474
	347,340.407			$	3,656,456
Pioneer Mid Cap Value					
Currently payable annuity contracts:				$	90,579
Contracts in accumulation period:					
ING MAP PLUS NP26	10.701	$	10.54		113
NYSUT 457	157,326.395		14.68		2,309,551
Qualified VI	1,035,961.344		12.91		13,374,261
Qualified X (1.15)	16,032.774		12.95		207,624
Qualified X (1.25)	127,022.909		12.91		1,639,866
Qualified XII (0.55)	17,097.471		13.20		225,687
Qualified XII (0.60)	11,702.548		13.18		154,240
Qualified XII (0.65)	9,954.855		13.16		131,006
Qualified XII (0.70)	47,068.919		13.14		618,486
Qualified XII (0.75)	82,674.504		13.24		1,094,610
Qualified XII (0.80)	279,050.210		13.10		3,655,558
Qualified XII (0.85)	50,371.830		13.08		658,864
Qualified XII (0.90)	6,517.641		13.06		85,120
Qualified XII (0.95)	51,394.590		13.03		669,672
Qualified XII (1.00)	393,718.962		13.01		5,122,284
Qualified XII (1.05)	26,508.912		12.99		344,351
Qualified XII (1.10)	20,995.933		12.97		272,317
Qualified XII (1.15)	3,973.449		12.95		51,456

Division/Contract	Units	Unit Value		Extended Value	
Pioneer Mid Cap Value (continued)					
Qualified XII (1.20)	2,343.428	$	12.93	$	30,301
Qualified XII (1.25)	14,164.748		12.91		182,867
Qualified XII (1.30)	2,347.326		12.89		30,257
Qualified XII (1.35)	1,863.128		12.87		23,978
Qualified XII (1.40)	7,659.735		12.85		98,428
Qualified XII (1.45)	3,182.573		12.83		40,832
Qualified XII (1.50)	1,038.437		12.81		13,302
Qualified XV	1,765.910		13.03		23,010
Qualified XVI	24,376.798		12.81		312,267
Qualified XVII	459.855		12.91		5,937
Qualified XVIII	4,127.706		12.91		53,289
Qualified XXI	11,113.141		13.10		145,582
Qualified XXIV	18,165.213		13.07		237,419
Qualified XXV	27,839.536		13.12		365,255
Qualified XXVI	6,374.789		13.06		83,255
Qualified XXXII	5,861.534		11.18		65,532
Qualified XXXIII (0.65)	841.390		13.39		11,266
Qualified XXXIV (0.60)	2,010.810		13.24		26,623
	2,472,920.004			$	32,455,045
Scudder Equity 500 Index					
Contracts in accumulation period:					
Qualified XII (1.00)	17.481	$	11.33	$	198
	17.481			$	198
T. Rowe Price Mid-Cap Value					
Contracts in accumulation period:					
ING MAP PLUS NP11	936.480	$	10.47	$	9,805
ING MAP PLUS NP15	12,326.490		10.45		128,812
ING MAP PLUS NP16	7,084.120		10.45		74,029
ING MAP PLUS NP19	7,322.034		10.44		76,442
ING MAP PLUS NP27	4.956		10.41		52
	27,674.080			$	289,140
Templeton Foreign					
Contracts in accumulation period:					
ING MAP PLUS NP10	11,017.672	$	10.07	$	110,948
ING MAP PLUS NP11	12,482.606		10.06		125,575
ING MAP PLUS NP15	115.987		10.05		1,166
ING MAP PLUS NP16	1,089.673		10.05		10,951
ING MAP PLUS NP22	625.255		10.03		6,271
ING MAP PLUS NP29	4,697.356		10.00		46,974
	30,028.549			$	301,885

Division/Contract	Units	Unit Value	Extended Value
Templeton Growth			
Contracts in accumulation period:			
ING MAP PLUS NP16	2,239.571	$ 10.10	$ 22,620
ING MAP PLUS NP19	1,224.925	10.09	12,359
ING MAP PLUS NP22	23.679	10.08	239
	3,488.175		$ 35,218
Templeton Global Bond			
Contracts in accumulation period:			
Qualified V	509.521	$ 10.55	$ 5,375
Qualified VI	64,183.629	10.55	677,137
Qualified XII (0.60)	22.028	15.90	350
Qualified XII (0.70)	4,050.578	15.85	64,202
Qualified XII (0.75)	657.434	15.83	10,407
Qualified XII (0.80)	879.030	15.80	13,889
Qualified XII (0.85)	591.985	10.57	6,257
Qualified XII (0.95)	11,111.832	10.57	117,452
Qualified XII (1.00)	69,723.583	10.56	736,281
Qualified XII (1.05)	1,305.996	10.56	13,791
Qualified XII (1.10)	52.171	10.56	551
Qualified XII (1.20)	1.872	10.55	20
Qualified XII (1.25)	114.835	10.55	1,212
Qualified XII (1.35)	2.847	10.55	30
Qualified XII (1.40)	2.221	10.55	23
Qualified XVI	3,383.061	10.54	35,657
Qualified XXIV	863.165	10.74	9,270
	157,455.788		$ 1,691,904
UBS U.S. Small Cap Growth			
Contracts in accumulation period:			
ING MAP PLUS NP11	4,629.043	$ 9.35	$ 43,282
	4,629.043		$ 43,282
Vanguard® 500 Index			
Contracts in accumulation period:			
Qualified XXXI	1,176.860	$ 9.91	$ 11,663
	1,176.860		$ 11,663
Vanguard® Variable Insurance			
Contracts in accumulation period:			
ING MAP PLUS NP11	18,008.690	$ 10.32	$ 185,850
ING MAP PLUS NP22	4.820	10.30	50
	18,013.510		$ 185,900

Division/Contract	Units	Unit Value		Extended Value	
Wanger Select					
Contracts in accumulation period:					
Qualified VI	40,321.599	$	9.99	$	402,813
Qualified XII (0.70)	2,177.459		10.01		21,796
Qualified XII (0.75)	6.649		10.01		67
Qualified XII (0.80)	1,648.753		10.01		16,504
Qualified XII (0.85)	9,349.497		10.01		93,588
Qualified XII (0.90)	6.170		10.00		62
Qualified XII (0.95)	5,270.348		10.00		52,703
Qualified XII (1.00)	37,016.751		10.00		370,168
Qualified XII (1.05)	7,229.809		10.00		72,298
Qualified XII (1.10)	1,421.187		10.00		14,212
Qualified XII (1.15)	1,026.388		9.99		10,254
Qualified XII (1.20)	601.877		9.99		6,013
Qualified XII (1.25)	186.783		9.99		1,866
Qualified XII (1.40)	34.691		9.98		346
Qualified XVI	675.977		9.98		6,746
Qualified XXIV	1,726.160		10.32		17,814
	108,700.098			$	1,087,250
Wanger U.S. Smaller Companies					
Contracts in accumulation period:					
Qualified VI	52,910.302	$	10.14	$	536,510
Qualified XII (0.65)	12.946		10.16		132
Qualified XII (0.70)	6,147.225		10.16		62,456
Qualified XII (0.75)	134.717		10.16		1,369
Qualified XII (0.80)	2,155.583		10.16		21,901
Qualified XII (0.85)	8,633.869		10.15		87,634
Qualified XII (0.95)	1,070.001		10.15		10,861
Qualified XII (1.00)	35,597.405		10.15		361,314
Qualified XII (1.05)	1,074.898		10.14		10,899
Qualified XII (1.10)	385.504		10.14		3,909
Qualified XII (1.15)	627.585		10.14		6,364
Qualified XII (1.25)	1,100.107		10.14		11,155
Qualified XII (1.40)	1.617		10.13		16
Qualified XII (1.50)	6.917		10.13		70
Qualified XVI	715.110		10.13		7,244
Qualified XXIV	1,519.407		10.32		15,680
	112,093.193			$	1,137,514

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors FundSM - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP10	21,716.177	$ 10.12	$ 219,768
ING MAP PLUS NP11	21,459.402	10.12	217,169
ING MAP PLUS NP15	28,017.120	10.11	283,253
ING MAP PLUS NP17	566.934	10.10	5,726
ING MAP PLUS NP19	1,837.778	10.09	18,543
ING MAP PLUS NP21	29.423	10.09	297
ING MAP PLUS NP23	226.910	10.08	2,287
ING MAP PLUS NP27	3.725	10.07	38
ING MAP PLUS NP29	2,035.782	10.06	20,480
ING MAP PLUS NP7	1,575.207	10.13	15,957
	77,468.458		$ 783,518
Washington Mutual Investors FundSM - Class R-4			
Contracts in accumulation period:			
Qualified VI	589,558.781	$ 10.20	$ 6,013,500
Qualified XII (0.55)	2,498.837	10.23	25,563
Qualified XII (0.60)	5,461.100	10.23	55,867
Qualified XII (0.65)	0.781	10.23	8
Qualified XII (0.70)	13,682.475	10.22	139,835
Qualified XII (0.75)	3,229.583	10.22	33,006
Qualified XII (0.80)	531,946.806	10.22	5,436,496
Qualified XII (0.85)	27,455.578	10.22	280,596
Qualified XII (0.90)	3,491.247	10.22	35,681
Qualified XII (0.95)	16,364.373	10.21	167,080
Qualified XII (1.00)	331,675.131	10.21	3,386,403
Qualified XII (1.05)	11,290.445	10.21	115,275
Qualified XII (1.10)	25,626.521	10.21	261,647
Qualified XII (1.15)	7,006.724	10.21	71,539
Qualified XII (1.20)	1,172.393	10.20	11,958
Qualified XII (1.25)	18,317.303	10.20	186,836
Qualified XII (1.35)	7.949	10.20	81
Qualified XII (1.40)	257.963	10.19	2,629
Qualified XII (1.50)	43.191	10.19	440
Qualified XVI	10,944.243	10.19	111,522
Qualified XVII	2,556.061	10.21	26,097
Qualified XXIV	8,541.999	10.44	89,178
	1,611,129.484		$ 16,451,237

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XIII

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on May 25, 1996 (previously valued under Qualified VI).

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXIII

Group Contracts issued in connection with the ING Retirement Master plans, effective in 2003 (previously valued under Qualified XII).

Qualified XXIV

Group Contract issued in connection with optional retirement plans having Contract modifications effective July 2000 to lower mortality and expense fee.

Qualified XXV

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVI

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contract issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contract issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXI

Group Contract issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIV

Group Contract issued in connection with ING Custom Choice plans at 60 basis points.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

8. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the nine months ended September 30, 2004 and 2003, and the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM Mid Cap Core Equity						
2004*	17	$10.26	$ 177	(e) %	0.65%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
AIM V.I. Capital Appreciation						
2004*	2,360	$5.26 to $9.84	19,360	-	0.25% to 1.50%	-4.16% to 5.02%
2003*	2,424	$4.90 to $8.22	18,584	-	0.25% to 1.50%	14.58% to 15.61%
2002	2,288	$4.26 to $7.11	15,302	-	0.00% to 1.50%	-25.48% to -24.62%
2001	2,119	$5.69 to $9.39	19,027	7.37	0.00% to 1.75%	-24.43% to -23.55%
2000	1,839	$7.50 to $12.29	21,974	(a)	(a)	(a)
AIM V.I. Core Equity						
2004*	4,957	$6.20 to $10.42	38,296	-	0.25% to 1.50%	0.26% to 30.00%
2003*	5,597	$5.58 to $7.31	38,858	-	0.25% to 1.50%	11.04% to 12.17%
2002	5,575	$5.00 to $6.54	34,728	0.33	0.00% to 1.50%	-16.84% to -15.71%
2001	5,919	$5.99 to $7.76	44,279	0.05	0.00% to 1.75%	-23.99% to -23.10%
2000	5,023	$7.84 to $10.04	48,981	(a)	(a)	(a)
AIM V.I. Growth						
2004*	3,158	$4.04 to $10.03	16,661	-	0.25% to 1.50%	-3.32% to 47.50%
2003*	3,120	$3.75 to $5.16	15,275	-	0.25% to 1.50%	16.75% to 17.97%
2002	2,722	$3.20 to $4.38	11,403	-	0.25% to 1.50%	-32.00% to -31.21%
2001	2,533	$4.69 to $6.34	15,568	0.21	0.00% to 1.75%	-34.87% to -34.11%
2000	2,061	$7.16 to $9.62	19,441	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Premier Equity						
2004*	2,785	$5.95 to $9.98	$ 19,238	- %	0.25% to 1.50%	-3.55% to 13.58%
2003*	2,964	$5.59 to $6.77	19,178	-	0.25% to 1.50%	12.02% to 13.09%
2002	2,777	$4.97 to $5.99	15,977	0.34	0.25% to 1.50%	-31.30% to -30.50%
2001	2,682	$7.19 to $8.58	22,335	2.33	0.00% to 1.75%	-13.87% to -12.88%
2000	1,903	$8.32 to $9.94	18,487	(a)	(a)	(a)
Alliance Bernstein Growth and Income						
2004*	2	$9.91	16	(e)	0.95%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
American Balanced						
2004*	63	$9.96 to $10.03	634	(e)	0.30% to 1.40%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
American Century® Income & Growth						
2004*	358	$9.18 to $28.27	3,328	1.41	1.00% to 1.10%	1.98% to 2.11%
2003*	244	$7.96 to $24.55	1,981	1.15	1.00% to 1.10%	13.29% to 13.39%
2002	159	$7.02 to $21.67	1,152	1.30	1.00% to 1.10%	-20.84% to -20.40%
2001	62	$8.82 to $27.26	629	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Ariel Appreciation						
2004*	15	$5.95 to $9.98	153	(e)	0.85% to 1.40%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

206

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Ariel						
2004*	3	$10.78 to $10.79	$ 31	(e) %	1.25% to 1.40%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Baron Asset						
2004*	2	$10.46 to $10.48	22	(e)	0.60% to 0.95%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Baron Growth						
2004*	20	$10.46 to $10.53	207	-	0.50% to 1.50%	-
2003*	-	$12.91	-	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
Calvert Social Balanced						
2004*	3,424	$10.34 to $27.72	63,377	-	0.25% to 1.50%	1.15% to 2.14%
2003*	3,159	$9.80 to $25.56	55,400	-	0.25% to 1.50%	10.12% to 11.23%
2002	3,111	$8.88 to $23.11	49,766	2.70	0.00% to 1.50%	-13.46% to -12.46%
2001	3,120	$10.23 to $26.58	58,340	5.40	0.00% to 1.75%	-8.34% to -7.27%
2000	3,005	$11.13 to $28.86	63,262	(a)	(a)	(a)
EuroPacific Growth - Class R-3						
2004*	34	$10.14 to $10.21	343	(e)	0.40% to 1.40%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
EuroPacific Growth - Class R-4						
2004*	654	$10.10 to $10.54	$ 6,619	(e) %	0.70% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Evergreen Special Values						
2004*	2,161	$10.39 to $16.81	35,355	-	0.55% to 1.55%	6.65% to 6.71%
2003*	976	$13.41 to $13.56	13,088	-	0.95% to 1.00%	17.22% to 17.30%
2002	819	$11.44 to $11.56	9,367	-	0.95% to 1.00%	-7.97% to -7.92%
2001	316	$12.43 to $12.56	3,926	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Fidelity® Advisor Mid Cap						
2004*	31	$9.88 to $9.94	306	(e)	0.35% to 1.35%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP *Asset Manager*[SM]						
2004*	1,221	$17.20 to $17.30	21,118	2.74	1.00% to 1.10%	-.92% to -0.86%
2003*	1,240	$16.38 to $16.46	20,411	3.59	1.00% to 1.10%	10.08% to 10.17%
2002	1,221	$14.88 to $14.94	18,235	3.97	1.00% to 1.10%	-9.73% to -9.64%
2001	1,306	$16.48 to $16.54	21,589	5.70	1.05% to 1.25%	-5.29% to -5.10%
2000	1,362	$17.41 to $17.43	23,730	(a)	(a)	(a)
Fidelity® VIP Contrafund®						
2004*	30,797	$10.41 to $26.14	651,146	0.33	0.25% to 1.80%	4.56% to 5.58%
2003*	26,255	$10.31 to $22.40	482,277	0.44	0.25% to 1.50%	13.97% to 15.05%
2002	23,810	$10.26 to $19.58	382,356	0.79	0.00% to 1.50%	-10.70% to -9.48%
2001	20,685	$11.40 to $21.82	375,287	3.44	0.00% to 1.75%	-13.56% to -12.55%
2000	19,961	$11.84 to $25.13	420,902	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Equity-Income						
2004*	20,663	$9.96 to $24.87	$ 367,182	1.51 %	0.25% to 1.95%	0.94% to 1.89%
2003*	17,470	$9.95 to $21.54	273,186	1.73	0.25% to 1.50%	12.62% to 13.68%
2002	16,267	$8.79 to $19.07	226,895	1.66	0.00% to 1.50%	-18.19% to -17.24%
2001	13,666	$10.66 to $23.23	237,314	5.91	0.00% to 1.75%	-6.38% to -5.29%
2000	10,367	$11.30 to $24.73	195,903	(a)	(a)	(a)
Fidelity® VIP Growth						
2004*	25,055	$8.77 to $22.34	364,119	0.27	0.25% to 1.65%	-5.74% to -4.88%
2003*	23,626	$8.33 to $21.32	332,155	0.26	0.25% to 1.50%	18.08% to 19.18%
2002	23,257	$8.30 to $18.00	277,744	0.25	0.00% to 1.50%	-31.15% to -30.35%
2001	22,173	$11.97 to $26.05	388,351	7.04	0.00% to 1.75%	-18.89% to -17.94%
2000	20,583	$14.65 to $32.00	448,872	(a)	(a)	(a)
Fidelity® VIP High Income						
2004*	682	$8.61 to $8.66	5,988	8.57	1.00% to 1.50%	3.96% to 3.99%
2003*	920	$7.88 to $7.92	7,361	5.32	1.00% to 1.50%	19.76% to 19.82%
2002	529	$6.58 to $6.61	3,569	8.54	1.00% to 1.50%	2.31% to 2.41%
2001	411	$6.43 to $6.45	2,694	12.33	0.75% to 1.50%	-12.83% to -12.67%
2000	332	$7.38 to $7.39	2,450	(a)	(a)	(a)
Fidelity® VIP Index 500						
2004*	4,956	$21.48 to $21.61	107,020	1.30	1.00% to 1.10%	0.51% to 0.56%
2003*	4,575	$19.12 to $19.22	87,875	1.45	1.00% to 1.10%	13.61% to 13.73%
2002	4,302	$16.83 to $16.90	72,668	1.32	1.00% to 1.10%	-23.10% to -23.32%
2001	4,378	$21.89 to $21.96	96,097	1.12	1.05% to 1.25%	-13.20% to -13.03%
2000	4,146	$25.21 to $25.25	104,650	(a)	(a)	(a)
Fidelity® VIP Overseas						
2004*	3,076	$7.30 to $13.70	36,397	1.18	0.25% to 1.50%	-1.68% to 12.18%
2003*	1,849	$6.38 to $11.96	19,670	0.66	0.25% to 1.50%	21.78% to 22.97%
2002	1,719	$5.21 to $9.79	14,076	0.74	0.00% to 1.50%	-21.47% to -20.56%
2001	1,306	$6.61 to $12.42	14,766	13.21	0.00% to 1.75%	-22.35% to -21.44%
2000	1,232	$8.47 to $15.94	18,192	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Franklin Small-Mid Cap Growth						
2004*	5	$9.63 to $9.65	$ 46	(e) %	1.30% to 1.60%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Franklin Small Cap Value Securities						
2004*	2,394	$10.88 to $14.63	31,834	0.18	0.45% to 1.50%	9.34% to 10.13%
2003*	1,158	$9.75 to $11.36	11,947	0.23	0.55% to 1.50%	11.10% to 11.83%
2002	860	$9.19 to $9.32	7,951	0.55	0.55% to 1.50%	-10.62% to -10.12%
2001	13	$10.28 to $10.30	130	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
The Growth Fund of America® - Class R-3						
2004*	71	$9.85 to $9.92	698	(e)	0.30% to 1.40%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
The Growth Fund of America® - Class R-4						
2004*	2,385	$9.89 to $10.19	23,642	(e)	0.55% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
The Income Fund of America® - Class R-3						
2004*	6	$10.25 to $10.32	62	(e)	0.30% to 1.25%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series G						
2004*	1,844	$9.94 to $10.77	$ 19,000	4.35 %	0.50% to 1.75%	-0.78% to 0.19%
2003*	2,611	$10.20 to $10.60	26,993	3.92	0.70% to 1.75%	0.39% to 1.15%
2002	2,896	$10.16 to $10.48	29,756	3.84	0.25% to 1.75%	3.15% to 4.13%
2001	3,400	$9.85 to $10.11	33,746	0.39	0.25% to 1.75%	-0.35% to 0.08%
2000	3,829	$9.88 to $10.03	38,004	(a)	(a)	(a)
ING GET Fund - Series H						
2004*	1,345	$9.95 to $10.92	14,034	4.58	0.50% to 1.75%	-0.87% to 0.09%
2003*	1,929	$10.32 to $10.82	20,172	3.94	0.50% to 1.75%	0.88% to 1.88%
2002	2,251	$10.23 to $10.62	23,282	3.60	0.25% to 1.75%	2.95% to 3.93%
2001	2,578	$9.93 to $10.17	25,808	0.47	0.25% to 1.75%	-1.09% to 0.08%
2000	2,894	$9.87 to $10.16	29,176	(a)	(a)	(a)
ING GET Fund - Series I						
2004*	81	$9.92 to $10.19	828	3.75	1.75%	-1.00% to -0.97%
2003*	111	$10.27	1,136	3.35	1.75%	1.18%
2002	117	$10.15	1,190	3.54	1.75%	3.52%
2001	128	$9.80	1,252	0.24	1.75%	-0.60%
2000	138	$9.86	1,364	(a)	(a)	(a)
ING GET Fund - Series J						
2004*	36	$9.94 to $10.10	359	4.56	1.75%	-0.80% to -0.79%
2003*	38	$10.19	386	3.59	1.75%	0.89%
2002	39	$10.10	394	3.47	1.75%	4.23%
2001	39	$9.69	381	0.16	1.75%	-0.46%
2000	47	$9.73	457	(a)	(a)	(a)
ING GET Fund - Series K						
2004*	148	$9.93 to $10.34	1,532	3.43	1.25% to 1.75%	-0.80% to -0.39%
2003*	175	$10.26 to $10.41	1,822	3.00	1.25% to 1.75%	0.88% to 1.36%
2002	200	$10.17 to $10.27	2,048	2.74	1.25% to 1.75%	3.90% to 4.41%
2001	231	$9.79 to $9.84	2,275	–	1.30% to 1.75%	-2.52% to -2.09%
2000	285	$10.04 to $10.05	2,863	(a)	(a)	(a)

211

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series L						
2004*	74	$10.29	$ 764	4.08 %	1.25%	-0.48%
2003*	117	$10.33	1,206	3.51	1.25%	2.08%
2002	117	$10.12	1,187	0.05	1.25%	1.41%
2001	131	$9.98	1,305	4.60	1.30%	-0.36%
2000	2	$10.02	16	(a)	(a)	(a)
ING GET Fund - Series Q						
2004*	384	$10.46	4,015	3.57	1.25%	-0.38%
2003*	443	$10.41	4,611	-	1.25%	2.97%
2002	498	$10.11	5,031	2.28	1.25%	1.10%
2001	364	$10.00	3,642	(b)	1.05%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series S						
2004*	2,408	$10.03 to $10.71	25,265	2.59	0.50% to 1.75%	-0.59% to 0.38%
2003*	3,630	$10.31 to $10.48	37,651	0.09	0.50% to 1.75%	2.69% to 3.66%
2002	4,624	$10.04 to $10.11	46,558	(c)	0.25% to 1.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Balanced						
2004*	31,336	$10.40 to $32.34	660,662	2.04	0.25% to 1.50%	1.56% to 2.55%
2003*	30,754	$9.99 to $29.59	616,011	2.04	0.25% to 1.50%	9.43% to 10.53%
2002	32,476	$10.03 to $26.92	597,925	1.06	0.00% to 1.50%	-11.64% to -10.62%
2001	36,765	$11.27 to $30.30	768,043	5.73	0.00% to 1.75%	-5.66% to -4.54%
2000	38,718	$11.85 to $31.93	875,436	(a)	(a)	(a)
ING VP Emerging Markets						
2004*	1,016	$8.68 to $8.71	8,839	0.06	1.00%	3.57% to 3.58%
2003*	870	$7.32 to $7.34	6,382	-	1.00%	27.21% to 27.30%
2002	871	$5.75 to $5.77	5,020	-	1.00%	-10.24% to -10.23%
2001	859	$6.41 to $6.43	5,519	20.84	1.00% to 1.25%	-11.54% to -11.37%
2000	878	$7.24 to $7.25	6,367	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Intermediate Bond						
2004*	20,736	$10.13 to $74.00	$ 408,826	4.31 %	0.25% to 1.95%	2.46% to 3.46%
2003*	21,979	$11.56 to $71.39	429,101	1.68	0.25% to 1.50%	4.00% to 5.01%
2002	24,208	$13.07 to $68.41	458,178	3.22	0.00% to 1.50%	6.72% to 7.96%
2001	23,313	$12.15 to $63.81	409,596	6.40	0.00% to 1.75%	7.12% to 8.37%
2000	17,978	$11.26 to $59.29	301,919	(a)	(a)	(a)
ING VP Money Market						
2004*	15,980	$9.97 to $49.90	231,875	1.06	0.25% to 1.50%	-0.51% to 0.42%
2003*	19,524	$10.31 to $49.64	288,454	1.70	0.25% to 1.50%	-0.49% to .42%
2002	23,887	$11.78 to $49.45	368,846	3.78	0.00% to 1.50%	0.11% to 1.27%
2001	24,401	$11.68 to $48.83	374,569	5.45	0.00% to 1.75%	2.38% to 3.62%
2000	21,736	$11.32 to $47.51	322,714	(a)	(a)	(a)
ING VP Natural Resources						
2004*	972	$11.69 to $18.92	15,545	0.97	0.25% to 1.50%	7.74% to 27.42%
2003*	928	$9.13 to $14.76	11,805	-	0.25% to 1.50%	9.33% to 10.35%
2002	1,022	$8.30 to $13.46	11,897	0.18	0.00% to 1.50%	-3.56% to -2.54%
2001	1,061	$8.54 to $13.82	12,751	-	0.00% to 1.75%	-17.19% to -16.23%
2000	1,140	$10.24 to $16.64	16,696	(a)	(a)	(a)
ING Julius Baer Foreign						
2004*	50	$10.06 to $10.57	501	(e)	0.70% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return						
2004*	1,644	$10.31 to $12.46	20,066	-	0.55% to 1.50%	2.81% to 3.57%
2003*	245	$10.59 to $11.25	2,709	(d)	0.55% to 1.50%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income						
2004*	1,611	$10.23 to $13.63	$ 21,730	- %	0.50% to 1.50%	4.02% to 4.77%
2003*	105	$10.84 to $11.55	1,210	(d)	0.60% to 1.50%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Aeltus Enhanced Index						
2004*	170	$7.74 to $10.13	1,346	0.75	0.60% to 1.50%	-0.26% to 0.38%
2003*	79	$6.98 to $9.10	568	0.86	0.60% to 1.50%	2.90% to 13.60%
2002	19	$6.18 to $8.04	126	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Alger Aggressive Growth-Initial Class						
2004*	1	$13.84	12	-	0.00%	-2.95%
2003*	1	$12.61	15	-	0.00%	-
2002	-	$9.58	-	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Alger Aggressive Growth-Service Class						
2004*	1,435	$6.82 to $10.07	10,126	-	0.45% to 1.50%	-4.35% to -3.57%
2003*	911	$6.33 to $9.28	5,927	-	0.45% to 1.50%	26.55% to 27.27%
2002	166	$5.00 to $7.32	902	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Alger Growth						
2004*	270	$8.06 to $9.78	2,209	-	0.40% to 1.50%	-5.95% to -5.26%
2003*	213	$7.68 to $8.13	1,653	-	0.40% to 1.50%	18.52% to 19.30%
2002	39	$6.48 to $6.85	255	(c)	0.75% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small Cap Value						
2004*	1,674	$10.39 to $11.84	$ 19,477	- %	0.25% to 1.50%	6.77% to 7.59%
2003*	465	$9.45 to $9.58	4,417	-	0.55% to 1.50%	17.10% to 17.98%
2002	227	$8.07 to $8.12	1,834	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Baron Small Cap Growth						
2004*	3,039	$10.43 to $14.21	38,548	-	0.25% to 1.50%	8.60% to 9.41%
2003*	995	$10.35 to $11.82	10,463	-	0.40% to 1.50%	19.38% to 20.27%
2002	372	$8.67 to $8.73	3,239	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Goldman Sachs® Capital Growth						
2004*	120	$9.10 to $10.09	1,180	0.10	0.60% to 1.50%	-1.99% to -1.37%
2003*	71	$8.48 to $9.34	644	-	0.60% to 1.50%	11.52% to 12.27%
2002	43	$7.59 to $8.32	347	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan International						
2004*	7,858	$9.68 to $20.17	124,931	1.16	0.25% to 1.50%	3.18% to 5.59%
2003*	8,152	$8.01 to $16.78	110,612	1.05	0.25% to 1.50%	9.98% to 11.07%
2002	8,676	$7.24 to $15.19	107,839	0.62	0.00% to 1.50%	-19.30% to -18.37%
2001	9,398	$8.90 to $18.73	145,566	23.69	0.00% to 1.75%	-28.02% to -27.18%
2000	10,064	$12.27 to $25.91	219,543	(a)	(a)	(a)
ING JPMorgan Mid Cap Value						
2004*	844	$11.12 to $13.04	10,849	-	0.25% to 1.50%	8.35% to 9.30%
2003*	267	$10.58 to $10.72	2,836	-	0.55% to 1.50%	15.61% to 16.40%
2002	113	$9.15 to $9.21	1,038	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

214

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Capital Opportunities						
2004*	7,592	$8.78 to $26.30	$ 137,066	0.45 %	0.55% to 1.50%	-0.14% to 0.81%
2003*	8,344	$8.45 to $23.81	139,772	0.20	0.25% to 1.50%	14.65% to 15.77%
2002	8,811	$7.36 to $20.69	129,150	-	0.00% to 1.50%	-31.20% to -30.41%
2001	9,985	$10.67 to $29.93	216,006	18.63	0.00% to 1.75%	-25.88% to -25.02%
2000	9,596	$14.36 to $40.20	291,499	(a)	(a)	(a)
ING MFS Global Growth						
2004*	156	$10.74 to $10.98	1,695	-	0.60% to 1.50%	-0.37% to 0.27%
2003*	96	$9.55 to $9.67	927	-	0.65% to 1.50%	15.16% to 15.71%
2002	24	$8.30 to $8.35	202	(c)	0.70% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING OpCap Balanced Value						
2004*	1,438	$10.65 to $13.09	18,415	1.17	0.55% to 1.50%	3.24% to 4.05%
2003*	454	$9.48 to $11.57	5,087	2.82	0.55% to 1.50%	18.44% to 19.11%
2002	59	$8.00 to $9.69	515	(c)	0.70% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING PIMCO Total Return						
2004*	3,493	$10.13 to $11.52	39,057	-	0.40% to 1.50%	1.91% to 2.78%
2003*	2,551	$10.14 to $11.20	28,078	-	0.40% to 1.50%	2.71% to 3.44%
2002	1,518	$10.70 to $10.77	16,279	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Aggressive Growth						
2004*	20,857	$7.67 to $13.54	224,600	–	0.25% to 1.50%	0.00% to 17.76%
2003*	22,443	$6.89 to $12.27	220,466	–	0.25% to 1.50%	23.70% to 24.87%
2002	21,979	$5.54 to $9.90	175,927	–	0.00% to 1.50%	-36.27% to -35.53%
2001	24,305	$8.63 to $15.50	305,237	6.20	0.00% to 1.75%	-26.33% to -25.47%
2000	24,658	$11.63 to $20.98	425,188	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Fundamental Value						
2004*	691	$10.27 to $16.67	$ 11,035	- %	0.55% to 1.50%	-1.34% to -0.66%
2003*	391	$9.19 to $14.82	5,642	2.28	0.55% to 1.50%	22.68% to 23.44%
2002	23	$7.48 to $11.99	244	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Investors Value						
2004*	455	$9.92 to $13.03	5,701	0.93	0.55% to 1.50%	0.16% to 0.86%
2003*	293	$8.74 to $11.40	3,230	0.83	0.55% to 1.50%	14.49% to 15.20%
2002	67	$7.62 to $9.89	635	(c)	0.60% to 1.40%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Growth Equity - Initial Class						
2004*	15,207	$10.19 to $21.50	266,842	0.17	0.00% to 1.50%	-2.00% to -0.92%
2003*	13,049	$9.28 to $19.61	210,754	0.17	0.00% to 1.50%	15.84% to 17.01%
2002	12,185	$9.02 to $16.86	169,889	0.19	0.00% to 1.50%	-24.44% to -23.64%
2001	12,122	$11.85 to $22.20	223,753	15.67	0.00% to 1.75%	-11.56% to -10.53%
2000	11,636	$13.30 to $24.99	244,865	(a)	(a)	(a)
ING T. Rowe Price Growth Equity - Service Class						
2004*	14	$9.63 to $10.99	131	(e)	0.40% to 1.30%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Allocation						
2004*	74	$9.71 to $30.69	1,617	0.47	0.55% to 1.50%	1.46% to 2.17%
2003*	47	$8.57 to $26.88	721	0.17	0.60% to 1.50%	12.37% to 13.13%
2002	42	$7.61 to $23.76	474	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING UBS U.S. Large Cap Equity						
2004*	10,199	$8.77 to $14.83	$ 124,578	0.81 %	0.25% to 1.50%	2.50% to 5.25%
2003*	10,907	$7.75 to $12.96	118,661	0.60	0.25% to 1.50%	11.51% to 12.74%
2002	11,666	$6.95 to $11.58	114,492	0.20	0.00% to 1.50%	-26.01% to -25.15%
2001	12,954	$9.39 to $15.50	172,262	20.46	0.00% to 1.75%	-22.07% to -21.20%
2000	13,514	$12.05 to $19.72	234,529	(a)	(a)	(a)
ING Van Kampen Comstock						
2004*	4,698	$10.31 to $13.24	54,733	-	0.40% to 1.95%	5.76% to 6.60%
2003*	1,967	$9.53 to $11.21	19,068	-	0.40% to 1.50%	14.94% to 15.71%
2002	983	$8.29 to $8.35	8,175	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Balanced						
2004*	4,436	$9.97 to $16.87	65,540	1.30	0.25% to 1.55%	1.48% to 2.45%
2003*	3,921	$9.72 to $15.36	53,165	1.56	0.25% to 1.50%	9.35% to 10.33%
2002	3,907	$8.84 to $13.98	47,846	2.59	0.00% to 1.50%	-10.89% to -9.85%
2001	4,144	$9.85 to $15.59	57,038	2.54	0.00% to 1.75%	-8.39% to -7.32%
2000	4,127	$10.67 to $16.92	62,530	(a)	(a)	(a)
ING VP Strategic Allocation Growth						
2004*	5,092	$9.92 to $17.18	74,113	1.10	0.25% to 1.55%	1.08% to 4.83%
2003*	4,754	$8.95 to $15.37	62,757	0.93	0.25% to 1.50%	11.39% to 12.47%
2002	4,739	$7.99 to $13.73	56,046	1.75	0.00% to 1.50%	-15.04% to -14.06%
2001	4,817	$9.34 to $16.07	67,010	1.60	0.00% to 1.75%	-12.87% to -11.85%
2000	4,801	$10.63 to $18.33	77,057	(a)	(a)	(a)
ING VP Strategic Allocation Income						
2004*	2,315	$10.02 to $16.94	35,378	1.83	0.25% to 1.55%	1.68% to 2.70%
2003*	2,194	$10.15 to $15.64	31,667	2.38	0.25% to 1.50%	6.35% to 7.26%
2002	2,347	$10.23 to $14.66	31,610	3.44	0.00% to 1.50%	-5.77% to -4.68%
2001	2,600	$10.77 to $15.41	37,096	4.35	0.00% to 1.75%	-3.84% to -2.71%
2000	2,622	$11.12 to $15.89	39,124	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Financial Services						
2004*	13	$9.90	$ 1	(e) %	0.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Growth and Income						
2004*	113,344	$7.72 to $244.43	2,082,776	0.93	0.25% to 1.50%	-2.47% to 10.45%
2003*	125,499	$6.98 to $221.43	2,129,677	-	0.25% to 1.50%	10.29% to 11.34%
2002	139,292	$6.29 to $199.83	2,141,418	0.84	0.00% to 1.50%	-26.11% to -25.25%
2001	162,099	$8.45 to $268.94	3,399,498	0.60	0.00% to 1.75%	-19.62% to -18.68%
2000	178,363	$10.44 to $332.72	4,739,548	(a)	(a)	(a)
ING GET Fund US Core - Series 1						
2004*	216	$10.27	2,218	0.70	1.25%	-0.10%
2003*	231	$10.02	2,316	(d)	1.25%	0.20%
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET Fund US Core - Series 2						
2004*	2,003	$10.03 to $10.09	20,156	0.10	1.00% to 1.65%	0.00% to 0.40%
2003*	45	$9.99	450	(d)	0.80% to 1.00%	0.00%
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET Fund US Core - Series 3						
2004*	5,638	$9.75 to $9.80	55,102	-	1.00% to 1.75%	-2.50% to -2.00%
2003*	-	-	-	(d)	-	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund US Core - Series 5						
2004*	66	$9.95	$ 661	(e) %	1.75%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET Fund US Core - Series 6						
2004*	635	$10.00	6,351	(e)	1.00% to 1.25%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GNMA Income						
2004*	21	$10.09 to $10.16	216	(e)	0.30% to 1.40%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Intermediate Bond						
2004*	31	$10.14 to $10.19	318	(e)	0.40% to 1.10%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Science and Technology						
2004*	11,701	$3.12 to $8.77	37,903	-	0.25% to 1.50%	-14.75% to 103.17%
2003*	11,269	$3.22 to $3.38	37,028	-	0.25% to 1.50%	26.85% to 28.14%
2002	8,904	$2.53 to $2.64	23,001	-	0.00% to 1.50%	-42.16% to -41.49%
2001	7,145	$4.35 to $4.50	31,754	-	0.00% to 1.75%	-24.13% to -23.22%
2000	4,262	$5.71 to $5.87	24,855	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth						
2004*	7,224	$4.85 to $13.65	$ 84,999	0.13 %	0.25% to 1.50%	-4.52% to -3.65%
2003*	7,798	$4.59 to $12.86	88,224	-	0.25% to 1.50%	16.83% to 17.86%
2002	7,963	$3.92 to $10.79	76,539	-	0.00% to 1.50%	-30.00% to -29.19%
2001	8,753	$5.57 to $15.43	120,765	11.29	0.00% to 1.75%	-28.16% to -27.32%
2000	8,901	$7.72 to $21.24	171,159	(a)	(a)	(a)
ING VP Index Plus LargeCap						
2004*	33,255	$9.78 to $18.02	530,022	1.03	0.25% to 1.95%	0.12% to 1.12%
2003*	30,899	$8.68 to $15.96	442,900	1.12	0.00% to 1.50%	11.31% to 12.69%
2002	29,577	$8.36 to $14.03	378,460	0.24	0.00% to 1.50%	-22.70% to -21.80%
2001	27,743	$10.73 to $18.18	459,606	4.07	0.00% to 1.75%	-14.92% to -13.92%
2000	25,137	$12.52 to $21.13	488,938	(a)	(a)	(a)
ING VP Index Plus MidCap						
2004*	17,920	$10.09 to $18.40	309,547	0.44	0.25% to 1.80%	3.16% to 4.10%
2003*	12,744	$10.44 to $15.67	188,519	0.45	0.25% to 1.50%	16.06% to 17.12%
2002	11,364	$12.33 to $13.38	144,261	0.45	0.00% to 1.50%	-13.40% to -12.40%
2001	6,071	$14.24 to $15.20	88,491	5.86	0.00% to 1.75%	-2.80% to-1.67%
2000	3,705	$14.65 to $15.46	55,395	(a)	(a)	(a)
ING VP Index Plus SmallCap						
2004*	9,645	$10.42 to $14.46	129,300	0.17	0.25% to 1.50%	6.74% to 7.75%
2003*	6,792	$10.57 to $11.77	74,373	0.20	0.25% to 1.50%	17.97% to 19.13%
2002	5,909	$8.96 to $9.88	54,579	0.17	0.00% to 1.50%	-14.50% to -13.51%
2001	2,687	$10.48 to $11.37	28,860	4.91	0.00% to 1.75%	0.87% to 2.05%
2000	1,211	$9.94 to $11.14	12,843	(a)	(a)	(a)
ING VP International Equity						
2004*	1,567	$5.90 to $10.71	13,074	1.26	0.25% to 1.50%	1.49% to 16.50%
2003*	1,409	$5.01 to $7.37	10,000	1.12	0.25% to 1.50%	12.72% to 13.86%
2002	1,316	$4.43 to $6.40	8,248	0.22	0.00% to 1.50%	-27.77% to -26.93%
2001	1,269	$6.10 to $8.79	10,978	0.11	0.00% to 1.75%	-25.02% to -24.14%
2000	1,117	$8.09 to $11.62	12,949	(a)	(a)	(a)

220

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Small Company						
2004*	9,599	$9.74 to $20.70	$ 164,283	0.29 %	0.25% to 1.50%	-0.31% to 0.59%
2003*	9,280	$8.79 to $18.58	144,669	0.27	0.00% to 1.50%	22.53% to 23.89%
2002	9,115	$7.15 to $14.86	115,085	0.48	0.00% to 1.50%	-24.37% to -23.50%
2001	7,976	$9.41 to $19.68	134,200	3.51	0.00% to 1.75%	2.44% to 3.64%
2000	6,314	$9.15 to $19.00	104,712	(a)	(a)	(a)
ING VP Value Opportunity						
2004*	7,293	$8.99 to $17.48	107,627	0.81	0.25% to 1.50%	1.23% to 2.16%
2003*	9,331	$10.02 to $15.24	123,509	0.80	0.25% to 1.50%	9.66% to 10.65%
2002	9,633	$9.09 to $13.82	115,345	0.46	0.00% to 1.50%	-27.07% to -26.22%
2001	7,322	$12.37 to $18.98	118,660	4.66	0.00% to 1.75%	-10.97% to -9.93%
2000	3,530	$13.79 to $20.91	63,066	(a)	(a)	(a)
ING VP Financial Services						
2004*	11	$10.19 to $10.48	112	(e)	0.80% to 1.25%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP International Value						
2004*	4,292	$10.19 to $11.82	45,799	1.03	0.30% to 1.50%	2.65% to 3.54%
2003*	2,528	$9.06 to $10.21	23,154	1.28	0.40% to 1.50%	13.96% to 14.99%
2002	1,603	$7.95 to $8.07	12,825	0.86	0.45% to 1.50%	-16.56% to -16.17%
2001	160	$9.54 to $9.56	1,529	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP MagnaCap						
2004*	186	$8.82 to $9.02	1,660	0.99	0.60% to 1.50%	0.23% to 1.01%
2003*	137	$7.76 to $7.86	1,071	0.62	0.60% to 1.50%	13.91% to 14.43%
2002	80	$6.82 to $6.86	544	(c)	0.60% to 1.40%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP MidCap Opportunities						
2004*	552	$8.99 to $10.06	$ 5,028	- %	0.55% to 1.50%	-3.12% to 6.46%
2003*	358	$8.34 to $8.52	3,014	-	0.55% to 1.50%	21.04% to 21.95%
2002	66	$6.89 to $6.99	457	-	0.55% to 1.50%	-26.79% to -26.57%
2001		$9.45 to $9.46	30	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Real Estate						
2004*	1,100	$11.53 to $11.84	12,986	(e)	0.70% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP SmallCap Opportunities						
2004*	1,106	$6.37 to $6.98	7,208	-	0.40% to 1.50%	-6.05% to 1.16%
2003*	748	$6.11 to $6.26	4,640	-	0.40% to 1.50%	23.14% to 24.06%
2002	446	$4.96 to $5.04	2,239	-	0.45% to 1.50%	-44.29% to -44.13%
2001	7	$8.95 to $8.96	59	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING Real Estate						
2004*	8	$10.78 to $10.81	86	(e)	0.45% to 0.90%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
INVESCO Health Sciences						
2004*	2	$9.28	18	(e)	1.05%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Balanced						
2004*	17,864	$9.48 to $24.96	$ 359,544	0.79 %	0.25% to 1.95%	0.92% to 1.90%
2003*	19,992	$8.78 to $23.15	378,553	1.25	0.25% to 1.50%	5.53% to 6.57%
2002	19,717	$8.29 to $21.87	353,540	2.57	0.00% to 1.50%	-7.84% to -6.77%
2001	17,000	$8.95 to $23.65	338,450	2.71	0.00% to 1.75%	-6.13% to -5.04%
2000	13,548	$9.49 to $25.11	296,054	(a)	(a)	(a)
Janus Aspen Capital Appreciation						
2004*	398	$7.62 to $10.26	3,145	-	1.00% to 1.25%	3.85% to 4.10%
2003*	441	$6.73 to $9.08	3,044	0.16	1.00% to 1.25%	9.13% to 9.43%
2002	326	$6.15 to $8.32	2,019	0.33	1.00% to 1.25%	-16.77%
2001	72	$7.39	530	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Janus Aspen Flexible Income						
2004*	4,641	$10.24 to $21.16	80,367	2.54	0.25% to 1.50%	1.84% to 2.83%
2003*	5,627	$11.80 to $20.50	96,482	2.43	0.25% to 1.50%	4.61% to 5.59%
2002	5,626	$12.74 to $19.53	92,271	4.52	0.00% to 1.50%	8.83% to 10.09%
2001	3,776	$11.67 to $17.78	56,744	6.11	0.00% to 1.75%	6.13% to 7.36%
2000	2,595	$10.97 to $16.61	36,898	(a)	(a)	(a)
Janus Aspen Growth						
2004*	13,495	$8.74 to $18.03	200,029	0.03	0.25% to 1.50%	-6.08% to -5.21%
2003*	15,661	$8.19 to $16.96	221,236	-	0.00% to 1.50%	15.17% to 16.53%
2002	16,346	$7.70 to $14.67	199,166	-	0.00% to 1.50%	-27.61% to -26.77%
2001	18,060	$10.56 to $20.16	305,619	0.25	0.00% to 1.75%	-25.86% to -25.00%
2000	17,916	$14.14 to $27.07	412,686	(a)	(a)	(a)
Janus Aspen Mid Cap Growth						
2004*	27,482	$9.51 to $21.51	431,030	-	0.25% to 1.50%	3.65% to 4.60%
2003*	30,852	$9.53 to $18.67	427,173	-	0.00% to 1.50%	20.35% to 21.61%
2002	31,862	$7.88 to $15.46	369,184	-	0.00% to 1.50%	-29.01% to -28.04%
2001	34,630	$11.02 to $21.67	569,410	-	0.00% to 1.75%	-40.36% to -39.66%
2000	33,795	$18.33 to $36.17	950,193	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Worldwide Growth						
2004*	26,280	$8.58 to $21.15	$ 422,420	0.48 %	0.25% to 1.50%	-6.29% to -5.44%
2003*	33,089	$8.67 to $19.99	510,945	0.83	0.00% to 1.50%	8.56% to 9.80%
2002	36,207	$7.94 to $18.36	513,443	0.87	0.00% to 1.50%	-26.61% to -25.61%
2001	40,344	$10.75 to $24.94	783,656	0.45	0.00% to 1.75%	-23.60% to -22.71%
2000	42,211	$13.96 to $32.52	1,083,720	(a)	(a)	(a)
Janus Twenty						
2004*	123	$5.21 to $5.24	641	-	0.95% to 1.10%	8.77% to 8.94%
2003*	110	$4.35 to $4.37	478	-	0.95% to 1.10%	12.63% to 12.69%
2002	99	$3.86 to $3.88	383	0.63	0.95% to 1.10%	-24.85% to -24.74%
2001	97	$5.14 to $5.15	497	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Lord Abbett Affiliated						
2004*	13	$9.99 to $10.03	133	(e)	0.65% to 1.30%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Lord Abbet Growth and Income						
2004*	8,652	$10.14 to $10.70	89,471	-	0.45% to 1.95%	0.40% to 3.98%
2003*	3,627	$8.92 to $9.13	32,672	-	0.45% to 1.50%	13.92% to 14.88%
2002	1,545	$7.83 to $7.93	12,172	1.05	0.55% to 1.50%	-19.17% to -18.81%
2001	126	$9.70 to $9.72	1,226	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Lord Abbett Mid-Cap Value - Class VC						
2004*	6,033	$11.06 to $13.91	68,990	-	0.30% to 1.50%	8.51% to 21.19%
2003*	2,228	$9.10 to $11.39	20,606	-	0.45% to 1.50%	9.77% to 10.48%
2002	1,213	$8.29 to $8.41	10,124	1.08	0.55% to 1.50%	-10.91% to -10.64%
2001	28	$9.34 to $9.35	265	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Mid Cap						
2004*	12	$10.57 to $12.62	$ 123	(e) %	0.50% to 1.60%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Lord Abbett Small-Cap Value						
2004*	30	$10.57 to $10.63	316	(e)	0.65% to 1.60%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Massachusetts Investors Growth Stock						
2004*	16	$9.52	155	(e)	0.70%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
MFS® Total Return						
2004*	4,952	$13.54 to $13.62	67,221	1.65	1.00% to 1.10%	3.20% to 3.26%
2003*	4,241	$12.29 to $12.35	52,212	1.76	1.00% to 1.10%	7.71% to 7.86%
2002	3,443	$11.41 to $11.45	39,338	1.50	1.00% to 1.10%	-6.21% to -6.11%
2001	1,743	$12.16 to $12.20	21,228	3.77	1.05% to 1.25%	-1.00% to -0.81%
2000	395	$12.28 to $12.30	4,860	(a)	(a)	(a)
Mutual Discovery						
2004*	11	$10.39	115	(e)	0.45%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
New Perspective - Class R-3						
2004*	12	$9.93 to $9.96	$ 115	(e) %	0.30% to 0.70%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
New Perspective - Class R-4						
2004*	437	$10.10 to $10.41	4,427	(e)	0.55% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Developing Markets						
2004*	756	$10.69 to $24.34	13,267	-	0.65% to 1.50%	8.51%
2003*	264	$11.93	3,144	-	1.00%	33.89%
2002	145	$8.91	1,294	2.50	1.00%	-2.58%
2001	24	$9.15 to $13.82	223	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Oppenheimer Capital Appreciation						
2004*	17	$9.53 to $9.57	167	(e)	0.65% to 1.25%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Global						
2004*	-	$12.58	-	(e)	1.00%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Main Street - Class A						
2004*	1	$9.79	$ 10	(e) %	0.90%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Aggressive Growth						
2004*	-	–	3	-	1.25%	–
2003*	-	–	4	-	1.25%	–
2002	-	–	3	(c)	1.25%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Global Securities						
2004*	21,195	$9.81 to $16.58	337,088	1.23	0.25% to 1.80%	1.32% to 2.35%
2003*	13,343	$9.46 to $13.87	178,807	0.69	0.25% to 1.50%	21.04% to 22.10%
2002	10,640	$10.74 to $11.36	117,400	0.51	0.00% to 1.50%	-23.30% to -22.41%
2001	6,078	$14.01 to $14.59	86,986	10.25	0.00% to 1.75%	-13.36% to -12.34%
2000	3,052	$16.17 to $16.76	50,259	(a)	(a)	(a)
Oppenheimer Main Street®						
2004*	-	–	41	-	1.25% to 1.50%	–
2003*	-	–	29	-	1.25% to 1.50%	–
2002	-	–	28	(c)	1.25% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Main Street® Small Cap						
2004*	-	$10.78	4	(e)	1.25%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Strategic Bond						
2004*	3,001	$10.41 to $14.29	$ 40,866	4.82 %	0.25% to 1.95%	2.55% to 3.48%
2003*	2,197	$12.38 to $13.25	27,888	6.16	0.25% to 1.50%	11.93% to 12.96%
2002	1,474	$11.06 to $11.73	16,662	6.58	0.00% to 1.50%	5.84% to 7.07%
2001	924	$10.45 to $10.91	9,817	6.28	0.00% to 1.75%	3.28% to 4.48%
2000	586	$10.12 to $10.79	6,010	(a)	(a)	(a)
Pax World Balanced						
2004*	964	$9.63 to $10.23	9,476	0.40	0.65% to 1.50%	3.18% to 3.56%
2003*	297	$8.80 to $8.91	2,641	0.57	0.85% to 1.25%	8.11% to 8.39%
2002	195	$8.14 to $8.22	1,605	1.68	0.85% to 1.25%	-9.77%
2001	254	$9.10	2,309	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
PIMCO NFJ Small-Cap Value						
2004*	4	$10.72	39	(e)	0.90%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
PIMCO VIT Real Return						
2004*	370	$10.19 to $10.56	3,893	(e)	0.60% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer High Yield						
2004*	22	$10.09 to $10.14	227	(e)	0.60% to 1.30%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer Equity Income						
2004*	1,667	$10.18 to $12.90	$ 17,458	1.70 %	0.30% to 1.95%	5.91% to 8.89%
2003*	909	$8.63 to $10.88	7,960	1.89	0.45% to 1.50%	8.42% to 9.17%
2002	472	$7.96 to $8.07	3,782	2.54	0.55% to 1.50%	-16.99% to -16.62%
2001	9	$9.60 to $9.62	88	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Pioneer Fund						
2004*	241	$9.21 to $10.03	2,248	0.74	0.55% to 1.50%	0.66% to 4.83%
2003*	135	$8.17 to $8.34	1,117	0.90	0.55% to 1.50%	8.79% to 9.71%
2002	57	$7.51 to $7.61	432	1.24	0.55% to 1.50%	-20.16% to -19.80%
2001	1	$9.41 to $9.43	9	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Pioneer High Yield VCT						
2004*	347	$10.33 to $10.70	3,656	(e)	0.65% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Mid Cap Value						
2004*	2,473	$10.54 to $14.68	32,455	0.38	0.55% to 1.60%	8.65% to 10.33%
2003*	526	$10.29 to $11.74	5,480	0.29	0.55% to 1.50%	18.28% to 19.16%
2002	245	$8.70 to $8.82	2,143	0.33	0.55% to 1.50%	-12.53% to -12.05%
2001	8	$9.95 to $9.97	81	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Scudder Equity 500 Index						
2004*	-	$11.33	-	(e)	1.00%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
T. Rowe Price Mid-Cap Value						
2004*	28	$10.41 to $10.47	$ 289	(e) %	0.50% to 1.30%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Templeton Foreign						
2004*	30	$10.00 to $10.07	302	(e)	0.65% to 1.60%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Templeton Growth						
2004*	3	$10.08 to $10.10	35	(e)	0.95% to 1.25%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Templeton Global Bond						
2004*	157	$10.54 to $15.90	1,692	(e)	0.60% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
UBS U.S. Small Cap Growth						
2004*	5	$9.35	43	(e)	0.70%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements (Unaudited)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Vanguard® 500 Index						
2004*	1	$9.91	$ 12	(e) %	0.00%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Vanguard® Variable Insurance						
2004*	18	$10.30 to $10.32	186	(e)	1.10% to 1.65%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Wanger Select						
2004*	109	$9.98 to $10.32	1,087	(e)	0.70% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Wanger U.S. Smaller Companies						
2004*	112	$10.13 to $10.32	1,138	(e)	0.65% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Washington Mutual Investors[SM] - Class R-3						
2004*	77	$10.06 to $10.13	784	(e)	0.30% to 1.40%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Washington Mutual Investors[SM] - Class R-4						
2004*	1,611	$10.19 to $10.44	$ 16,451	(e) %	0.55% to 1.50%	(e)
2003*	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

* Data for 2004 and 2003 is presented as of September 30.   The Investment Income Ratio and Total Return are calculated for the preceeding nine month period.

(a) Not provided for 2000

(b) As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

(c) As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

(d) As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

(e) As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
For the period ended September 30, 2004

INDEX

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Statements of Income
(Unaudited)
(Millions)

	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Revenue:				
Premiums	$ 9.7	$ 9.1	$ 31.6	$ 42.3
Fee income	114.1	105.4	349.1	294.5
Net investment income	251.4	237.1	730.3	718.1
Net realized capital gains (losses)	3.8	(0.2)	19.7	33.2
Total revenue	379.0	351.4	1,130.7	1,088.1
Benefits, losses and expenses:				
Benefits:				
Interest credited and other benefits to policyholders	189.6	193.6	561.2	561.3
Underwriting, acquisition, and insurance expenses:				
General expenses	101.7	100.9	308.7	308.5
Commissions	30.9	30.4	94.1	88.7
Policy acquisition costs deferred	(39.1)	(39.4)	(122.5)	(119.0)
Amortization of deferred policy acquisition costs and value of business acquired	34.6	40.4	108.8	96.4
Total benefits, losses and expenses	317.7	325.9	950.3	935.9
Income before income taxes	61.3	25.5	180.4	152.2
Income tax (benefit) expense	(14.3)	0.6	23.1	41.1
Net income	$ 75.6	$ 24.9	$ 157.3	$ 111.1

The accompanying notes are an integral part of these financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Balance Sheets
(Millions, except share data)

	September 30 2004	December 31, 2003
	(Unaudited)	
Assets		
Investments:		
Fixed maturities, available for sale, at fair value (amortized cost of $15,886.4 at 2004 and $15,455.0 at 2003)	$ 16,412.2	$ 16,049.7
Equity securities, available for sale, at fair value:		
Nonredeemable preferred stock (cost of $59.3 at 2004 and $34.1 at 2003)	59.7	34.4
Investment in affiliated mutual funds (cost of $89.7 at 2004 and $112.3 at 2003)	99.5	127.4
Common stock (cost of $0.1 at 2004 and 2003)	0.1	0.1
Mortgage loans on real estate	1,059.3	754.5
Policy loans	264.4	270.3
Short-term investments	268.1	1.0
Other investments	58.4	52.6
Securities pledged (amortized cost of $1,735.8 at 2004 and $1,624.4 at 2003)	1,753.8	1,644.8
Total investments	19,975.5	18,934.8
Cash and cash equivalents	169.3	57.8
Short-term investments under securities loan agreement	744.6	123.9
Accrued investment income	187.8	169.6
Reinsurance recoverable	3,009.8	2,953.2
Receivables for securities sold	144.8	-
Deferred policy acquisition costs	380.0	307.9
Sales inducements to contractholders	19.0	-
Value of business acquired	1,364.5	1,415.4
Property, plant and equipment (net of accumulated depreciation of $82.4 at 2004 and $79.8 at 2003)	27.4	31.7
Due from affiliates	9.9	41.5
Other assets	3.8	174.5
Assets held in separate accounts	30,739.4	33,014.7
Total assets	$ 56,775.8	$ 57,225.0

The accompanying notes are an integral part of these financial statements.

3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Balance Sheets
(Millions, except share data)

	September 30, 2004	December 31, 2003
	(Unaudited)	
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 3,229.1	$ 3,379.9
Unpaid claims and claim expenses	30.6	25.4
Other policyholders' funds	17,647.6	15,871.3
Total policy liabilities and accruals	20,907.3	19,276.6
Due to affiliates	42.1	92.4
Payables under securities loan agreement	744.6	123.9
Borrowed money	1,029.1	1,519.3
Current income taxes	39.8	85.6
Deferred income taxes	193.9	184.7
Payables for securities purchased	133.5	5.4
Other liabilities	184.6	276.5
Liabilities related to separate accounts	30,739.4	33,014.7
Total liabilities	54,014.3	54,579.1
Shareholder's equity		
Common stock (100,000 shares authorized, 55,000 shares issued and outstanding, $50.00 per share par value)	2.8	2.8
Additional paid-in capital	4,646.5	4,646.5
Accumulated other comprehensive income	67.2	106.8
Retained deficit	(1,955.0)	(2,110.2)
Total shareholder's equity	2,761.5	2,645.9
Total liabilities and shareholder's equity	$ 56,775.8	$ 57,225.0

The accompanying notes are an integral part of these financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Statements of Changes in Shareholder's Equity
(Unaudited)
(Millions)

| | Nine months ended September 30, | |
	2004	2003
Shareholder's equity, beginning of period	$ 2,645.9	$ 2,262.8
Comprehensive income:		
Net income	157.3	111.1
Other comprehensive (loss) income net of tax: Unrealized (loss) gain		
on securities ($(60.9) and $16.8, pretax year to date)	(39.6)	10.9
Other	(2.1)	-
Total comprehensive income	115.6	122.0
Capital contributions	-	200.0
Shareholder's equity, end of period	$ 2,761.5	$ 2,584.8

The accompanying notes are an integral part of these financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Millions)

| | Nine months ended September 30, | |
	2004	2003
Net cash provided by operating activities	$ 430.5	$ 1,363.2
Cash flows from investing activities		
Proceeds from the sale, maturity or repayment of:		
Fixed maturities, available for sale	21,641.5	21,924.3
Equity securities, available for sale	43.1	92.3
Short-term and other investments	418.4	0.3
Mortgages	12.4	12.7
Acquisition of investments:		
Fixed maturities, available for sale	(21,306.0)	(23,516.4)
Equity securities, available for sale	(41.6)	(23.3)
Short-term and other investments	(685.7)	-
Mortgages	(317.2)	(191.6)
Sale of property and equipment	13.4	(2.8)
Other, net	(13.6)	13.4
Net cash provided by (used for) investing activities	(235.3)	(1,691.1)
Cash flows from financing activities		
Deposits for investment contracts and interest credited	1,033.4	444.2
Maturities and withdrawals from investment contracts	(1,309.1)	(247.1)
Capital contribution	-	200.0
Transfers from (to) separate accounts	192.0	(37.0)
Net cash (used for) provided by financing activities	(83.7)	360.1
Net increase in cash and cash equivalents	111.5	32.2
Cash and cash equivalents, beginning of period	57.8	65.4
Cash and cash equivalents, end of period	$ 169.3	$ 97.6

The accompanying notes are an integral part of these financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.   **Basis of Presentation**

ING Life Insurance and Annuity Company ("ILIAC"), and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These condensed consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC, and, through February 28, 2002, Aetna Investment Adviser Holding Company, Inc. ("IA Holdco"). ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"), a financial services company based in The Netherlands. However, on March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion, HOLDCO merged into Lion and IA Holdco merged into Lion. As a result, ILIAC is now a direct wholly-owned subsidiary of Lion.

On February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco and its subsidiaries to HOLDCO, (former ILIAC parent company), resulting in a distribution totaling $60.1 million. As a result of this transaction, the Investment Management Services segment is no longer reflected as an operating segment of the Company.

The condensed consolidated financial statements and notes as of September 30, 2004 and December 31, 2003 and for the three and nine-months ended September 30, 2004 and 2003 ("interim periods") have been prepared in accordance with U.S. generally accepted accounting principles and are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and related notes as presented in the Company's 2003 Annual Report on Form 10-K. The results of operations for the interim periods may not be considered indicative of results to be expected for the full year. Certain reclassifications have been made to 2003 financial information to conform to the 2004 presentation.

The Company conducts its business through one reporting segment, U.S. Financial Services ("USFS"), and revenue reported by the Company is predominantly derived from external customers.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

2.   **Recently Adopted Accounting Standards**

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that revenues and expenses related to such arrangements be consolidated with the respective revenue and expense lines in the Condensed Consolidated Statement of Operations. In addition, the SOP requires additional liabilities be established for certain guaranteed death and other benefits and for Universal Life products with certain patterns of cost of insurance charges, and that sales inducements provided to contractholders be recognized on the balance sheet separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs.

The Company evaluated all requirements of SOP 03-1 and determined that it is affected by the SOP's requirements to account for certain separate account arrangements as general account arrangements and to defer, amortize, and recognize separately, sales inducements to contractholders. Requirements to establish additional liabilities for minimum guarantee benefits are also applicable to the Company, however, the Company's policies on contract liabilities have historically been, and continue to be, in conformity with the requirements newly established. Requirements for recognition of additional liabilities for products with certain patterns of cost of insurance charges are not applicable to the Company.

The adoption of SOP 03-1 did not have a significant effect on the Company's results of operations, and had no impact on the Company's net income.

The implementation of SOP 03-1 raised questions regarding the interpretation of the requirements of Financial Accounting Standard ("FAS") No. 97, concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 97-1 ("FSP FAS 97-1"), "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,' Permit or Require Accrual of an Unearned Revenue Liability," effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004 and has evaluated the impact of the guidance on whether the Company is required to establish an additional unearned revenue reserve on its existing and new business. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

adoption of FSP FAS 97-1 did not have an impact on the Company's financial position, results of operations or cash flows.

The Meaning of Other Than Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is to be applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other than temporary.
Step 3: If the impairment is other than temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the FASB issued FASB Staff Position No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,'" which delayed EITF 03-1's original effective date of July 1, 2004 for the paragraphs of the guidance surrounding steps two and three of the impairment model introduced. The delay is in effect until a final consensus can be reached on such guidance. Despite the delay of the implementation of steps two and three, other than temporary impairments are still to be recognized as required by existing guidance.

Earlier consensus reached by the EITF on this issue required that certain quantitative and qualitative disclosures be made for unrealized losses on debt and equity securities that have not been recognized as other than temporary impairments. These disclosures were adopted by the Company, effective December 31, 2003, and included in the Investments footnote of the Notes to Consolidated Financial Statements included in the Company's December 31, 2003 Form 10-K. In addition to the disclosure requirements adopted by the Company effective December 31, 2003, the final consensus of EITF 03-1 reached in March 2004 included additional disclosure requirements that are effective for annual financial statements for fiscal years ending after June 15, 2004.

3.   **New Accounting Pronouncements**

In September 2004, the AICPA issued Technical Practice Aid 6300.05-6300.08 "Q&As Related to the Implementation of SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "TPA"). The TPA provides additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provides additional guidance

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

surrounding the allowed level of aggregation of additional liabilities determined under the SOP. The Company is currently evaluating the impact of the TPA and anticipates it will have no impact on the Company's financial position, results of operations or cash flows.

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of business acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60") and FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments" ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

VOBA activity for the nine month periods ended September 30, 2004 and 2003 was as follows:

(Millions)		2004		2003
Balance at December 31	$	1,415.4	$	1,438.4
Adjustment for FAS No. 115		5.3		2.8
Additions		37.4		42.7
Interest accrued at 5% to 7%		69.4		71.8
Amortization		(163.0)		(156.6)
Balance at September 30	$	1,364.5	$	1,399.1

5.   Investments

Impairments

During the three months ended September 30, 2004, the Company determined that 26 fixed maturities had other than temporary impairments. As a result, for the three months ended September 30, 2004, the Company recognized a pre-tax loss of $5.6 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment. During the three months ended September 30, 2003, the Company determined that 5 fixed maturities had other than temporary impairments. As a result, for the three months ended September 30, 2003, the Company recognized a pre-tax loss of $8.5 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

During the nine months ended September 30, 2004, the Company determined that 50 fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2004, the Company recognized a pre-tax loss of $11.4 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment. During the nine months ended September 30, 2003, the Company determined that 80 fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2003, the Company recognized a pre-tax loss of $74.7 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

The fair value of the remaining impaired fixed maturities at September 30, 2004 and 2003 is $145.1 million and $156.8 million, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

6.   Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the policyholder or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract in shares of mutual funds which are managed by the Company, or in other selected mutual funds not managed by the Company.

Separate Account assets and liabilities are carried at fair value and shown as separate captions in the Condensed Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Condensed Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Condensed Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for separate presentation in the Condensed Consolidated Balance Sheets (those arrangements supporting the guaranteed interest option), and revenues and expenses related to such arrangements, were reclassified to the general account on January 1, 2004, in accordance with the SOP requirements.

7.   Additional Insurance Benefits and Minimum Guarantees

Under SOP 03-1, the Company calculates an additional liability (the "SOP reserve") for certain guaranteed benefits in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

The SOP reserve calculated is the minimum guaranteed death benefits ("MGDB") reserve and is determined each period by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The following assumptions and methodology were used to determine the MGDB SOP reserve at September 30, 2004:

Area	Assumptions/Basis for Assumptions
Data used	Based on 101 investment performance scenarios stratified based on 10,000 random generated scenarios
Mean investment performance	8.5%
Volatility	18.0%
Mortality	60.0%, 60.0%, 75.0% of the 90-95 ultimate mortality table for standard, rachet, and rollup, respectively
Lapse rates	Vary by contract type and duration; range between 1.0% and 40.0%
Discount rates	6.5%, based on the portfolio earned rate of the general account

As of September 30, 2004, the separate account liability subject to SOP 03-1 for minimum guaranteed benefits and the additional liability recognized related to minimum guarantees is $4,361.5 million and $0.9 million, respectively. During the nine months ended September 30, 2004, incurred guaranteed benefits and paid guaranteed benefits were $0.3 million and $0.1 million, respectively. The net amount at risk (net of reinsurance) and the weighted average attained age of contractholders is $44.5 million and 67, respectively, as of September 30, 2004.

The aggregate fair value of equity securities (including mutual funds), by major investment asset category, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of September 30, 2004 is $4,361.5 million.

8. Sales Inducements

Sales inducements represent benefits paid to contractholders that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately on the balance sheet in accordance with SOP 03-1. Prior to 2004, sales inducements were recorded as a component of other assets on the Condensed Consolidated Balance Sheets. Sales inducements are amortized as a component of benefit expense using methodology and assumptions consistent with those used for amortization of DAC. During the three months ended September 30, 2004, the Company capitalized $0.8 million and amortized $1.8 million of sales inducements, respectively. During the nine months ended September 30, 2004, the Company capitalized $2.1 million and amortized $5.1 million of sales inducements, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

The unamortized balance of capitalized sales inducements as of September 30, 2004 is $19.0 million.

9.   Benefit Plans

Non-Qualified Retirement Plans

As of December 31, 2001, the Company, in conjunction with ING, offers certain eligible employees (excluding, among others, Career Agents) the Supplemental ING Retirement Plan for Aetna Financial Services and Aetna International Employees ("SERP"). Effective January 1, 2002, the Company, in conjunction with ING, offers certain employees (other than Career Agents) supplemental retirement benefits under the ING Americas Supplemental Executive Retirement Plan (the "Americas Supplemental Plan"). The Company, in conjunction with ING, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"), a non-qualified defined benefit pension plan. The Company also sponsors the Producers' Incentive Savings Plan ("PIP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the PIP. The Company also sponsors the Producers' Deferred Compensation Plan ("DCP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the DCP. Benefit accruals under the SERPs ceased effective as of December 31, 2001.

Net periodic benefit costs for the SERP and the Agents Non-Qualified Plan for the periods ended September 30, 2004 and 2003 were as follows:

(Millions)	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Interest cost	$ 1.4	$ 1.7	$ 4.4	$ 5.2
Net actuarial loss recognized in the year	0.1	0.2	0.1	0.6
Unrecognized past service cost recognized during the year	0.1	0.1	0.2	0.2
Net periodic benefit cost	$ 1.6	$ 2.0	$ 4.7	$ 6.0

Contributions for the SERP and Agents' Non-Qualified Plan are expected to be $9.7 million during 2004.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

Post-Retirement Benefits

In addition to providing pension benefits, the Company, in conjunction with ING, provides certain health care and life insurance benefits for retired employees and certain agents, including certain Career Agents. Generally, retired employees and eligible Career Agents pay a portion of the cost of these post-retirement benefits, usually based on their years of service with the Company. The amount a retiree or eligible Career Agent pays for such coverage is subject to change in the future.

Net periodic benefit costs for retired employees' and retired agents' post-retirement health care benefits for the periods ended September 30, 2004 and 2003 were as follows:

(Millions)	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Service cost	$ 0.3	$ 0.2	$ 0.9	$ 0.6
Interest cost	0.4	0.5	1.3	1.3
Net actuarial loss recognized in the year	0.2	0.1	0.5	0.3
Unrecognized past service cost recognized during the year	(0.5)	(0.1)	(0.7)	(0.3)
Net periodic benefit cost	$ 0.4	$ 0.7	$ 2.0	$ 1.9

Contributions for retired employees' and retired agents' post-retirement health care benefits are expected to be $1.3 million during 2004.

Changes in Assumptions

Changes in the weighted-average assumptions used in the measurement of the benefit obligation for the Retirement Plan were as follows:

	2004	2003
Discount rate at beginning of period	6.25%	6.75%

Change to Post Retirement Health and Welfare Plan

On August 1, 2004, the Post Retirement Health and Welfare Plan (the "Plan") was amended to change the age and service required to qualify for benefits. The Plan now requires five years of continuous service beginning on or after age 50. Whereas previously service cost was attributed throughout the employee's career with the Company, it will now be attributed beginning at age 50. The change is accounted for as a negative plan amendment and curtailment. A remeasurement was performed as of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

August 1, 2004, using best estimate assumptions as of that date. The impact of the amendment and subsequent remeasurement was as follows:

Accumulated post retirement benefit obligation	$	7.2
Unrecognized (gain) loss		(0.4)
Unrecognized past service cost		(6.9)
Net (liability) asset	$	(0.1)
Net periodic cost for the quarter	$	(0.3)
Net periodic cost year to date	$	(0.3)

Effect of Recently Enacted Legislation

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act expands Medicare, primarily by including a prescription drug benefit starting in 2006. Employers currently sponsoring such prescription drug programs will have a range of options to potentially reduce program costs. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*"* (FSP FAS 106-2), which superceded FSP FAS 106-1 and provides guidance on how companies should account for the impact of the Act on postretirement health care plans. To encourage employers to maintain postretirement drug benefits, beginning in 2006, the federal government will provide non-taxable subsidy payments to employers who sponsor retiree drug benefits that are "actuarially equivalent" to the Medicare Part D benefits. The Company has determined that its postretirement medical plan's prescription drug benefits are likely to qualify as actuarially equivalent to Part D benefits. The resulting subsidy, when received by the Company, will be passed through to the retirees in the form of lower contributions on the part of plan participants. The Company is currently in the process of amending the Plan to reflect the reduction of participant contributions, and therefore, the subsidy is not expected to have a significant impact on the Company's financial position or results of operations.

10. Income Taxes

The Company's effective tax rates for the three months ended September 30, 2004 and 2003 were (23.3)% and 2.4%, respectively. Effective tax rates for the nine months ended September 30, 2004 and 2003 were 12.8% and 27.0%, respectively. The decrease in effective rates for both the three and nine months ended September 30, 2004, is primarily due to the tax benefit associated with the settlement of the 1998-2000 IRS audit. The benefit, which relates primarily to the separate account dividends received deduction, reduced the three-month and nine month year over year effective rates by 53.8% and 18.3%, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

11.   Commitments and Contingent Liabilities

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At September 30, 2004 and December 31, 2003, the Company had off-balance sheet commitments to purchase investments equal to the fair value of $225.9 million and $154.3 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.